Form 10-K405, Exhibit 13
period 1997-12-31
BUILDING MATERIALS HOLDING CORP
filed 1998-03-31
CIK 1046356

                                                                 Exhibit 13.1


FINANCIAL REVIEW                             Building Materials Holding Corp.
------------------------------------------------------------------------------



    This financial review covers management's discussion and analysis of financial condition and operating results and should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Annual Report.

RESULTS OF OPERATIONS

    The following table sets forth for the years ended December 31, 1997, 1996 and 1995, the percentage relationship to net sales of certain costs, expenses and income items.

                                                                                             1997       1996       1995
                                                                                           ---------  ---------  ---------
Net sales................................................................................      100.0%     100.0%     100.0%
Gross profit.............................................................................       23.1       22.1       21.9
Selling, general and administrative expense..............................................       20.0       18.3       18.5
Other income.............................................................................        0.3        0.2        0.3
Income from operations...................................................................        3.4        4.0        3.7
Interest expense.........................................................................        1.2        1.5        1.7
Income taxes.............................................................................        0.9        1.0        0.8
Net income...............................................................................        1.3        1.5        1.2

1997 OPERATIONS COMPARED WITH 1996

    Net sales for 1997 were $728.1 million, a 1.4% increase over net sales of $718.0 million in 1996. Acquisitions of building materials centers and value-added facilities contributed a 3.3% increase to net sales in 1997. This was partially offset by lower commodity wood prices and a slight decrease in same-store sales. Building Materials Holding Corporation's (the Company) primary economic indicator, single-family building permit activity in its market area for 1997, increased 0.3% compared with 1996. Same-store sales decreased 1.5% as the result of decreases in Arizona, Colorado, Oregon, Texas and Utah, offset by increased same-store sales in California, Montana, Nevada and Washington. Idaho same-store sales remained flat. Overall, lower commodity wood prices decreased sales 1.6%, or $11.6 million, when compared with 1996. After adjusting for lower commodity wood prices, overall same-store sales decreased 0.3%.

    Gross profit increased to 23.1% in 1997 from 22.1% in 1996, primarily as a result of the increased mix of higher-margin, value-added products such as Company manufactured pre-hung doors, millwork, roof trusses and pre-assembled windows. These value-added products accounted for 24.2% of total sales in 1997, an increase from 20.6% in the prior year.

    Selling, general and administrative expenses, as a percentage of net sales, increased to 20.0% in 1997 from 18.3% in 1996. This increase was due primarily to lower prices for commodity wood products which increased SG&A as a percent of sales, inclement weather during the first half of the year, higher costs associated with expanding value-added sales, and costs associated with integrating new operating units. In addition, low unemployment and a tight labor market resulted in higher wage costs in an effort to attract and retain high quality employees.

    Interest expense decreased to $8.7 million in 1997 from $10.5 million in 1996. The decrease was due primarily to lower average outstanding debt and lower interest rates during 1997 compared with the prior year. Average debt outstanding was $99.0 million in 1997 compared with $111.4 million in 1996. Average debt outstanding in 1997 decreased as a result of the equity offering in the second quarter of 1996. The proceeds were used to retire all $20 million of the 10% unsecured senior subordinated notes and temporarily reduce debt outstanding under the revolving credit agreement. Average interest rates on variable rate debt were approximately 6.9% for 1997 compared with 7.7% for 1996.

    The provision for income taxes decreased to $6.2 million in 1997 from $6.9 million in 1996. The decrease in the provision for income taxes resulted from decreased income from operations in 1997 as compared with the prior year.

    As a result of the foregoing factors, income before extraordinary item decreased $1.5 million to $9.5 million in 1997, or 1.3% of net sales, as compared with $11.0 million, or 1.5% of net sales in the prior year.

1996 OPERATIONS COMPARED WITH 1995

    Net sales for 1996 were $718.0 million, an increase of 14% or $87.8 million from 1995. Increases in new home construction, as well as higher commodity wood product prices, contributed to an increase of 13.7% for same-store sales. The strongest year-over-year sales results were from the units in Texas, Utah and Colorado, with Texas reporting 31% higher same-store sales. On an overall basis, sales prices for the Company's products increased about 3% for the year. This price increase was primarily due to higher prices for commodity wood products.

    Gross profit increased to 22.1% in 1996 from 21.9% in 1995. This increase reflects favorable inventory shrinkage results and the ongoing efforts of the Company to improve margins through its increased focus on value-added products, such as roof trusses, pre-hung doors and pre-assembled windows, and increased sales to the project-oriented consumer (including repair and remodel contractors hired by them), all of which traditionally have higher margins.

    During 1996, selling, general and administrative expenses, as a percentage of net sales, decreased to 18.3% from 18.5% in 1995. This decrease was due in part to same-store sales increases and cost reductions associated with integrating the 14 building materials centers acquired in 1994 and 1995.

------------------------------------------------------------------------------

    Interest expense decreased to $10.5 million in 1996 from $10.7 million in 1995. The decrease was due to a reduction in the Company's outstanding debt with the proceeds of the common stock offering in the second quarter of 1996.

    The provision for income taxes increased to $6.9 million in 1996 from $4.9 million in 1995. The effective income tax rate was 38.7%. The increase in the provision for income taxes was a result of increased income from operations.

    As a result of the foregoing factors, income before an extraordinary item in 1996 increased by $3.2 million or 42% to $11.0 million, or 1.5% of net sales, as compared to $7.8 million, or 1.2% of net sales, in the prior year.

    The Company retired all $20 million of the 10% unsecured senior subordinated notes and temporarily reduced debt outstanding under the revolving credit agreement with the net proceeds of the equity offering. In connection with this retirement, the Company took a non-cash after-tax extraordinary charge of $342,000 or $.03 per share to write off the related deferred loan costs and unamortized debt discount.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary need for capital resources is to fund acquisitions and capital expenditures, as well as to finance its working capital needs which have been increasing as the Company has grown in recent years. Over the last three years, the Company's capital resources have been attributable primarily to cash flows from the Company's operations, borrowings and the sale of common stock.

OPERATIONS

    In 1997, operations provided $35.3 million in cash, compared with $16.9 million in 1996. This increase was due primarily to improvements in working capital, net of acquisitions. Net working capital was $118.6 million at the end of 1997, compared with $110.5 million at the end of 1996. The increase in working capital was primarily the result of five acquisitions in 1997 and their related effects on receivables, inventories and payables. Accounts receivable increased $14.7 million compared with the prior year, of which $11.6 million was attributable to acquisitions. Despite acquisitions, inventories as of year-end 1997 increased only $1.7 million or 2.3% to $78.2 million from $76.4 million in the prior year. Included in the increase in inventory was $11.2 million resulting from acquisitions. Company wide efforts to reduce inventories mitigated the overall net increase in inventory. In addition, accounts payable and accrued expenses increased $10.7 million.

CAPITAL INVESTMENTS AND ACQUISITIONS

    Capital expenditures, exclusive of acquisitions, were $13.3 million in 1997. The principal property and equipment expenditures in 1997 included purchases of additional property and expansion and remodeling of existing building materials centers.

    Cash used for acquisitions totaled $40.2 million in 1997, as the Company completed five acquisitions. These acquisitions included two building materials centers and six value-added facilities. In 1996, the Company used $8.4 million in cash to complete four acquisitions, including one building materials center and three value-added facilities.

FINANCING

    The Company's borrowing capacity under its revolving credit agreement is $70 million, limited by eligible receivables and inventories. Borrowings under the agreement bear interest at prime plus 0% to .25%, or LIBOR plus
 .625% to 1.625%. The agreement expires in 2000. At year-end, the Company had $35.3 million of unborrowed capacity under this agreement. The borrowings under the revolver increased to $34.7 million at year-end 1997 from $14.1 million at year-end 1996 primarily due to the five acquisitions completed in 1997.

    In addition, the Company had $79.9 million of fixed rate borrowings under various credit facilities. The agreements related to these borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and limitations on capital expenditures, among certain other restrictions. The Company is in compliance with these covenants and conditions.

    In the fourth quarter of 1997, the Company filed a shelf registration with the Securities and Exchange Commission to register 1,000,000 shares of common stock. These shares may be issued from time to time in connection with future business combinations, mergers and/or acquisitions. Of these registered shares, 492,036 were used to complete two acquisitions during 1997.

    Based on the Company's ability to generate cash flow from operations, its borrowing capacity under the revolver, and its access to equity markets, the Company believes it will have sufficient capital to meet its currently anticipated requirements.

QUARTERLY RESULTS AND SEASONALITY

    The Company's first and fourth quarters historically are adversely affected by weather patterns in the Company's markets which result in decreases in levels of building and construction

                                              Building Materials Holding Corp.
------------------------------------------------------------------------------

activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period as a consequence of the impact of various other factors, including general economic conditions, prices of commodity wood products, housing starts, consumer confidence, interest rates and the availability of credit.

    The composition and level of working capital typically have changed with the level of sales, with the Company requiring additional working capital during periods of rapidly increasing sales as the Company carries more inventories and receivables. Working capital levels (receivables and inventories) typically increase in the second and third quarters of the year due to higher sales during the peak building and construction season. These increases historically have resulted in negative operating cash flows during this peak season, which generally have been financed through the revolver. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. The Company believes it will continue to generate positive annual cash flows from operating activities.

NEW ACCOUNTING STANDARDS

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt this statement in the first quarter of 1998. Also issued was SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company plans to adopt this statement at year-end 1998. As these statements primarily provide enhanced disclosure, adoption of these statements will have no material impact on reported results of operations or financial condition.

HOLDING COMPANY

    On September 23, 1997, Building Materials Holding Corporation (BMHC) was formed to provide its predecessor and now principal subsidiary, BMC West Corporation, with a holding company organizational structure. BMC West Corporation's outstanding capital stock was converted, on a share for share basis, into capital stock of BMHC. The Company's common stock is traded on the over-the-counter market and is listed on the Nasdaq National Market under the symbol BMHC.

    BMHC was formed to centralize, at the holding company, responsibilities for acquisitions, and for financial and administrative functions-including strategic, financial and capital planning, corporate governance, and investor relations activities. In addition, the holding company structure is intended to focus management of the day-to-day operations of BMC West at the regional divisions and local unit levels. As part of this restructuring, the operating units of BMC West have been divided into three major operating divisions with plans to create a fourth, with a division president having general responsibility for the profitability of each division. This restructuring is intended to give local management more focused responsibility and enhances the opportunity to recommend introduction of new products or services appropriate for a given market.

    In conjunction with this organizational structure, management believes the focus on improving operational and market performance will result in the assessment of the market penetration and operating viability of some facilities. This assessment will be completed during 1998 and may result in additional facilities in select markets and consolidation or closure of some facilities. Management is currently undertaking a thorough analysis of all facilities. No formal plans have been determined. Changes as a result of this analysis are not expected to materially impact the financial condition of the Company; however, results of operations may be affected.

YEAR 2000 SYSTEM ISSUE

    The Company is reviewing its financial and operating systems with respect to the Year 2000 issue. The Company is in the process of making normal upgrades and modifications to its significant financial and operating systems, including both hardware and software components. These upgrades and modifications are expected to be completed within the next 12 to 15 months to allow time for testing. The upgrades are designed, among other things, to address the Year 2000 issue, and are not presently expected to result in a material incremental expense to the Company. Based on the Company's progress to date in addressing its significant operating and financial applications, the Company does not currently anticipate any material disruption in its operations as a result of the Year 2000 issue.

    The Company also is discussing the impact of the Year 2000 issue with its financial service providers and major vendors and is working to seek assurance from these companies that their systems will be Year 2000 compliant in a timely fashion. In the event that any of the Company's financial service providers or major vendors do not successfully achieve Year 2000 compliance, the Company's business or operations could be adversely affected.

------------------------------------------------------------------------------

OUTLOOK

    In 1998, the Company expects general economic conditions in its market area to remain strong. The Company's business plan contemplates that mortgage rates will remain low but that national housing permits will be down 5% to 10% when compared to 1997. Housing start projections for the states where the Company has locations vary widely and range from being up over 5% to being down over 15%. Combining commodity and non-commodity products for BMHC's product mix, prices are anticipated to be slightly down.

    The building materials industry historically has been subject to substantial cyclical variation, and adverse economic changes in the regions served by the Company could have a material adverse effect on the Company's financial condition. The Company's operations have reflected substantial fluctuations from period to period as a consequence of various factors, including general economic conditions, prices of commodity wood products, levels of building activity and interest rates, single-family housing starts, employment levels, consumer confidence and availability of credit to professional contractors and homeowners. Because a substantial percentage of the Company's net sales is attributable to professional contractors, these factors may have a more significant impact on the Company than on companies focused on a broad range of retail customers. In addition, although weather patterns affect the Company's results of operations throughout the year, adverse weather historically has reduced construction activity in the first and fourth quarters in the Company's markets. The Company anticipates that fluctuations from period to period will continue in the future. Historically, approximately 50% of the Company's sales have been attributable to commodity wood products, including lumber and panel products. Prices of commodity wood products are subject to significant volatility and directly affect the Company's sales. Declines in commodity wood prices in the future may have an adverse effect on the Company's results of operations.

    Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed in detail above or in the Company's Form 10-K for the fiscal year ended December 31, 1997. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.


CONSOLIDATED STATEMENTS OF INCOME                                                Building Materials Holding Corp.
-----------------------------------------------------------------------------------------------------------------


                                                                                For the Years Ended December 31,
                                                                               ----------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                  1997        1996        1995
-----------------------------------------------------------------------------  ----------  ----------  ----------
Net sales....................................................................  $  728,065  $  718,024  $  630,201
Cost of sales................................................................     559,655     559,408     492,028
                                                                               ----------  ----------  ----------
Gross profit.................................................................     168,410     158,616     138,173
Selling, general and administrative expense..................................     145,935     131,462     116,353
Other income.................................................................       1,882       1,268       1,601
                                                                               ----------  ----------  ----------
Income from operations.......................................................      24,357      28,422      23,421
Interest expense.............................................................       8,666      10,496      10,746
                                                                               ----------  ----------  ----------
Income before income taxes and extraordinary item............................      15,691      17,926      12,675
Income taxes.................................................................       6,198       6,935       4,910
                                                                               ----------  ----------  ----------
Income before extraordinary item.............................................       9,493      10,991       7,765
Extraordinary item, net of tax...............................................          --        (342)         --
                                                                               ----------  ----------  ----------
Net income...................................................................  $    9,493  $   10,649  $    7,765
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income per common share:
    Basic....................................................................  $      .80  $      .99  $      .81
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
    Diluted.................................................................  $      .78  $      .97  $       .79
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


CONSOLIDATED BALANCE SHEETS                                                       Building Materials Holding Corp.
------------------------------------------------------------------------------------------------------------------


                                                                                               At December 31,
                                                                                            ----------------------
(DOLLARS IN THOUSANDS)                                                                         1997        1996
------------------------------------------------------------------------------------------  ----------  ----------
ASSETS
Current assets
   Cash...................................................................................  $    8,177  $    7,066
   Receivables, net.......................................................................      84,872      70,184
   Inventories............................................................................      78,162      76,415
   Deferred income tax benefit............................................................       2,131       1,743
   Prepaid expenses.......................................................................       3,481       1,874
                                                                                            ----------  ----------
      Total current assets................................................................     176,823     157,282
Property plant and equipment, net.........................................................     118,240     103,921
Deferred loan costs.......................................................................       1,324       1,438
Goodwill, net.............................................................................      38,193      19,679
Other.....................................................................................       5,793       6,049
                                                                                            ----------  ----------
Total assets..............................................................................  $  340,373  $  288,369
                                                                                            ----------  ----------
                                                                                            ----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt......................................................  $    1,150  $      568
   Current redemption requirement on Class B preferred stock..............................          --       1,994
   Accounts payable.......................................................................      43,204      33,954
   Accrued compensation...................................................................       6,469       3,908
   Sales tax payable......................................................................       3,398       2,589
   Other accrued expenses.................................................................       3,990       3,802
                                                                                            ----------  ----------
Total current liabilities.................................................................      58,211      46,815
Long-term debt, net of current portion....................................................     113,410      90,203
Deferred income taxes.....................................................................       4,722       4,368
Other long-term liabilities...............................................................       3,079       1,895
Shareholders' equity
 Common stock, $.001 par value, 20,000,000 shares authorized; 12,331,088 and 11,825,106
  shares outstanding at December 31, 1997 and 1996, respectively..........................          12          12
Additional paid-in capital................................................................     104,107      97,731
Retained earnings.........................................................................      56,832      47,345
                                                                                            ----------  ----------
  Total shareholders' equity..............................................................     160,951     145,088
                                                                                            ----------  ----------
Total liabilities and shareholders' equity................................................  $  340,373  $  288,369
                                                                                            ----------  ----------
                                                                                            ----------  ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                       Building Materials Holding Corp.
----------------------------------------------------------------------------------------------------------------------


                                                                  Common Stock       Additional
                                                             ----------------------   Paid-In    Retained
(AMOUNTS IN THOUSANDS)                                        Shares      Amount      Capital    Earnings     Total
-----------------------------------------------------------  ---------  -----------  ----------  ---------  ----------
Balance, December 31, 1994.................................      9,112   $       9   $   57,994  $ 28,999  $   87,002
Net income.................................................         --          --           --     7,765       7,765
Accretion of redeemable preferred stock....................         --          --           --       (34)        (34)
Accrual of stock option compensation.......................         --          --          213         --        213
Stock issued for acquisitions..............................        365          --          938         --        938
Stock options exercised....................................          6          --           43         --         43
                                                             ---------   ---------   ----------  ---------  ----------
Balance, December 31, 1995.................................      9,483           9       59,188    36,730      95,927
Net income.................................................         --          --           --    10,649      10,649
Accretion of redeemable preferred stock....................         --          --           --       (34)        (34)
Net proceeds from public stock offering....................      2,300           2       38,486        --      38,488
Stock options exercised and other..........................         42           1           57        --          58
                                                             ---------   ---------   ----------  ---------  ----------
Balance, December 31, 1996.................................     11,825          12       97,731     47,345    145,088
NET INCOME.................................................         --          --           --      9,493      9,493
ACCRETION OF REDEEMABLE PREFERRED STOCK....................         --          --           --         (6)        (6)
STOCK ISSUED FOR ACQUISITIONS..............................        492          --        6,300         --      6,300
STOCK OPTIONS EXERCISED AND OTHER..........................         14          --           76         --         76
                                                             ---------   ---------   ----------  ---------  ----------
BALANCE, DECEMBER 31, 1997.................................     12,331   $      12   $  104,107  $  56,832  $ 160,951
                                                             ---------   ---------   ----------  ---------  ----------
                                                             ---------   ---------   ----------  ---------  ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS                                              Building Materials Holding Corp.
-------------------------------------------------------------------------------------------------------------------


                                                                                     For the Years Ended December
                                                                                                  31,
                                                                                    -------------------------------
(DOLLARS IN THOUSANDS)                                                                1997       1996       1995
----------------------------------------------------------------------------------  ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income........................................................................  $   9,493  $  10,649  $   7,765
Adjustments to reconcile net income to cash provided by operating activities:
 Depreciation and amortization....................................................     11,009     10,300      9,192
 Deferred income taxes............................................................       (117)       487       (465)
 Gain on sale of assets...........................................................       (466)      (449)       (40)
 Stock option compensation........................................................         18         68        213
 Extraordinary item, net of tax...................................................         --        342         --
Changes in working capital items net of effects of acquisitions and
  divestitures....................................................................     15,559     (3,312)     5,099
Changes in other long-term liabilities............................................      1,212        313        398
Other.............................................................................     (1,368)    (1,474)      (903)
                                                                                    ---------  ---------  ---------
Net cash provided by operating activities.........................................     35,340     16,924     21,259
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment................................................    (13,289)   (14,424)   (16,856)
Payments for acquisitions.........................................................    (40,231)    (8,426)   (36,363)
Sale of property and equipment....................................................      1,450      1,822        400
                                                                                    ---------  ---------  ---------
Net cash used in investing activities.............................................    (52,070)   (21,028)   (52,819)
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) under revolving credit agreements.....................     20,630    (12,040)    (5,110)
Issuance of common stock, net of expense..........................................         --     38,488         --
Repayment of 10% unsecured senior subordinated notes..............................         --    (20,000)        --
Issuance of debt..................................................................         --      1,685     50,000
Redemption of preferred stock.....................................................     (2,000)    (1,000)    (1,000)
Principal payments on debt........................................................       (561)    (1,712)   (10,665)
Other.............................................................................       (228)      (255)      (834)
                                                                                    ---------  ---------  ---------
Net cash provided by financing activities.........................................     17,841      5,166     32,391
                                                                                    ---------  ---------  ---------
Net increase in cash..............................................................      1,111      1,062        831
Cash, beginning of period.........................................................      7,066      6,004      5,173
                                                                                    ---------  ---------  ---------
Cash, end of period...............................................................  $   8,177  $   7,066  $   6,004
                                                                                    ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for-
Interest..........................................................................  $   8,353  $  10,444  $   9,238
Income taxes......................................................................  $   5,567  $   8,070  $   3,224

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     Building Materials Holding Corp.
-------------------------------------------------------------------------------

1. ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL STRUCTURE AND NATURE OF OPERATIONS

    On September 23, 1997, Building Materials Holding Corporation (the Company) was formed to provide its predecessor and now principal subsidiary, BMC West Corporation, with a holding company organizational structure that can accommodate future growth from internal operations, acquisitions or joint ventures, broaden the alternatives available for future financing, and generally provide for greater administrative and operational flexibility. BMC West Corporation's outstanding capital stock was converted, on a share for share basis, into capital stock of Building Materials Holding Corporation. The Company's common stock is listed on the Nasdaq National Market under the symbol BMHC.

    BMC West Corporation (BMC West), a wholly owned subsidiary of Building Materials Holding Corporation, is a regional distributor and retailer of building materials in the United States, selling primarily to professional contractors, as well as to project-oriented consumers (including professional repair and remodel contractors hired by them). The Company also conducts value-added conversion activities which include fabricating pre-hung doors, roof trusses and pre-assembled windows, and pre-cutting lumber to meet customer specifications. The Company has 55 building materials centers, including building materials centers and value-added facilities, located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah and Washington.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary BMC West. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

NEW ACCOUNTING STANDARDS

    In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. The Company plans to adopt this statement in the first quarter of 1998. Also issued was SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company plans to adopt this statement at year-end 1998. As these statements primarily provide enhanced disclosure, adoption of these statements will have no material impact on reported results of operations or financial position.

NET INCOME PER COMMON SHARE

    Net income per common share was determined by dividing net income, after deducting the accretion on redeemable preferred stock, by the applicable shares outstanding.

                                                                            1997          1996           1995
                                                                        ------------  -------------  ------------
Income before extraordinary item......................................  $  9,493,000  $  10,991,000  $  7,765,000
Extraordinary item, net of tax........................................            --       (342,000)           --
Class B preferred stock accretion.....................................        (6,500)       (34,000)      (34,000)
                                                                        ------------  -------------  ------------
Net income available to common shareholders...........................  $  9,486,500  $  10,615,000  $  7,731,000
                                                                        ------------  -------------  ------------
                                                                        ------------  -------------  ------------
Average shares outstanding used to determine basic earnings per common
  share...............................................................    11,919,469     10,759,892     9,498,375
Net effect of dilutive stock options based on the treasury stock
  method using average market price(1)................................       217,410        238,243       253,172
                                                                        ------------  -------------  ------------
Average shares used to determine diluted earnings per common share....    12,136,879     10,998,135     9,751,547
                                                                        ------------  -------------  ------------
                                                                        ------------  -------------  ------------

------------------------

(1) CERTAIN STOCK OPTIONS WERE NOT INCLUDED IN THE COMPUTATION, BECAUSE TO DO SO WOULD HAVE BEEN ANTIDILUTIVE FOR THE PERIODS PRESENTED.

    In 1997, the Company adopted SFAS No. 128, EARNINGS PER SHARE, effective December 15, 1997. Pursuant to the provisions of SFAS No. 128, prior periods have been recalculated. In comparison with diluted earnings per share for 1996 and 1995, the accounting change had no effect on the previously reported earnings per share.

EXTRAORDINARY ITEM

    In 1996, the Company repaid $20 million of 10% unsecured senior subordinated notes prior to maturity. In connection with this early debt retirement, the Company wrote off $565,000 of related deferred loan costs and unamortized debt discount. These write-offs are included in the 1996 consolidated statement of income as an extraordinary item, net of a $223,000 tax benefit. The per share effect for the extraordinary item, net of tax, was $.03 for both basic and diluted earnings per share.

------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows, the Company considers all highly liquid investments that had a maturity of three months or less at the date of purchase to be cash equivalents.

INVENTORIES

    Inventories consist principally of merchandise purchased for resale and are stated at the lower of average cost or market.

DEFERRED LOAN COSTS

    Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method. Interest expense includes amortization of deferred loan costs of $315,000 in 1997, $628,000 in 1996 and $602,000 in 1995.

GOODWILL

    Goodwill is amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill is $2,454,000 at December 31, 1997 and $1,605,000 at December 31, 1996.

    Annually, the Company reviews the recoverability of all long-lived assets and related goodwill. The measurement of possible impairment is based primarily on the ability to recover the cost of the asset from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment existed at December 31, 1997.

OTHER ASSETS

    The majority of other assets consist of non-compete agreements arising from acquisitions and investments in cooperative supplier organizations. The non-compete agreements are amortized over the life of the related agreements (three to five years).

REVENUE RECOGNITION

    Revenues are recognized when title to the goods passes to the buyer, which is generally at the time of sale.

RECLASSIFICATIONS

    To provide a more meaningful comparison with the 1997 financial statements, certain reclassifications have been made to amounts reported in prior years, none of which affected net income.

2. ACQUISITIONS

    Businesses acquired in 1997, 1996 and 1995 were accounted for using the purchase method of accounting. Under this accounting method, the consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair values at date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired and liabilities assumed was recorded as goodwill. Operating results of the acquired businesses are included in the statements of income from date of acquisition.

    In 1997, the Company completed five acquisitions involving two building materials centers and six value-added facilities. These operations are located in Heber City, Utah; Houston and Dallas, Texas; Denver, Colorado; Vancouver and Seattle, Washington; Sparks, Nevada; and Portland, Oregon. Total consideration given was $52,797,000, consisting of $40,231,000 cash, a long-term note for $3,700,000, 492,036 shares of common stock valued at $6,300,000, and other assumed operating liabilities of $2,566,000. For those acquisitions completed in the fourth quarter of 1997, preliminary purchase price allocations have been completed. Management expects to finalize these allocations upon closure of the transactions.

    In 1996, the Company completed four acquisitions involving one building materials center and three value-added facilities. These operations are located in Ogden and Orem, Utah; and Austin and San Antonio, Texas. Total consideration given was $10,659,000 consisting of $8,426,000 cash, notes payable of $1,712,000, and other assumed operating liabilities of $521,000. These notes payable were paid by the Company prior to December 31, 1996.

    The following summarized unaudited pro forma results of operations assume the acquisitions occurred as of the beginning of 1996. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                                                        1997        1996
------------------------------------------------------------------------------------------  ----------  ----------
Net sales.................................................................................  $  794,781  $  833,800
Net income................................................................................      11,011      11,978
 Per diluted common share.................................................................         .88        1.05

3. TRADE RECEIVABLES

    Receivables consisted of the following at December 31 (in thousands):

                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
Trade receivables................................................................  $  84,105  $  67,970  $  64,613
Allowance for doubtful accounts..................................................     (1,617)    (1,231)    (1,426)
                                                                                   ---------  ---------  ---------
                                                                                      82,488     66,739     63,187
Other............................................................................      2,384      3,445      2,633
                                                                                   ---------  ---------  ---------
                                                                                   $  84,872  $  70,184  $  65,820
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

    BMC West sells building materials, primarily to professional contractors, as well as to project-oriented consumers (including professional repair and remodel contractors hired by them) through its 55 building materials centers, including building materials centers and value-added facilities, located in ten western states. No one customer exceeds 1% of net sales. Because the customers are disbursed among BMC West's various markets, its credit risk to any one customer or state economy is not considered significant. BMC West performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts.

                                              Building Materials Holding Corp.
------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consisted of the following at December 31, (in thousands):

                                                                                               1997        1996
                                                                                            ----------  ----------
Land......................................................................................  $   32,954  $   29,845
Buildings and improvements................................................................      67,368      57,467
Machinery and fixtures....................................................................      24,921      20,951
Handling and delivery equipment...........................................................      25,661      21,457
Construction in progress..................................................................       2,104       1,803
                                                                                            ----------  ----------
                                                                                               153,008     131,523
Less accumulated depreciation.............................................................     (34,768)    (27,602)
                                                                                            ----------  ----------
                                                                                            $  118,240  $  103,921
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Property plant and equipment are recorded at cost. Major additions and improvements are capitalized while maintenance and repairs which do not increase the useful life of the property are expensed as incurred.

    The net book value of property sold or retired is removed from the asset and related depreciation accounts and the net gain or loss is included in the determination of net income.

    The provision for depreciation is computed using the straight-line method. The estimated useful lives are fifteen to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to seven years for handling and delivery equipment.

5. LONG-TERM DEBT

    Long-term debt consisted of the following at December 31, (in thousands):

                                                     1997           1996
                                                  ----------     ---------
Revolving credit agreement borrowings........  $     34,710   $  14,080
8.10% unsecured senior notes.................        25,000      25,000
9.18% unsecured senior notes.................        50,000      50,000
Other........................................         4,850       1,691
                                                   ---------  ---------
                                                    114,560      90,771
Less current portion.........................         1,150         568
                                                   ---------  ---------
                                                    $113,410  $  90,203
                                                   ---------  ---------
                                                   ---------  ---------

    The Company's borrowing capacity under its revolving credit agreement is $70 million, limited by eligible receivables and inventories. Borrowings under the agreement bear interest at prime plus 0% to .25%, or LIBOR plus .625% to 1.625%. The agreement expires in 2000. A fee of .20% to .375% per annum is charged on the unused portion of the loan commitment. At year-end, the Company had $35,290,000 of unborrowed capacity under this agreement.

    The 8.10% unsecured senior notes, issued in 1993, require annual principal payments beginning in 1998 through 2000. The notes may be redeemed, in whole or in part, at the option of the Company, at any time at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 8.10%. Interest is payable semi-annually on April 30 and October 31. In connection with the extension of the revolving credit agreement, the collateral for the 8.10% senior notes was eliminated in March 1995.

    The 9.18% unsecured senior notes, issued in 1995, are due in 2006. The notes require annual principal payments beginning in 2001 through 2006. The notes may be redeemed, in whole or in part, at the option of the Company at any time, at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 9.18%. Interest is payable semi-annually on April 30 and October 31.

    The scheduled principal payments of long-term debt are $9,485,000 in 1998, $8,333,000 in 1999, $46,743,000 in 2000, $8,333,000 in 2001, $8,333,000 in 2002
and $33,333,000 thereafter. At December 31, 1997, amounts outstanding under the 8.10% unsecured senior notes in the amount of $8,333,000 were classified as long-term based on the Company's ability and intent to refinance these obligations on a long-term basis.

    The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and limitations on capital expenditures, among certain other restrictions. The Company is in compliance with these covenants and conditions.

6. CLASS B PREFERRED STOCK

    In 1987, the Company authorized and issued 50,000 shares of Class B preferred stock with a total mandatory redemption requirement of $5,000,000 due $1,000,000 annually through 1996 and $2,000,000 in 1997. As of December 31, 1996, 20,000 shares of Class B preferred stock were outstanding. During 1997, these remaining shares were redeemed for $2,000,000.

    Class B preferred stock had a preference in liquidation of $100 per share. The difference between the carrying value of the preferred stock and its redemption value was added to the preferred stock account ratably through a charge to retained earnings.

7. INCOME TAXES

    Income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of the following (in thousands):

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Current income taxes
  Federal............................................................................  $   5,480  $   5,611  $   4,648
  State..............................................................................        835        837        727
                                                                                       ---------  ---------  ---------
                                                                                           6,315      6,448      5,375
                                                                                       ---------  ---------  ---------
Deferred income taxes
  Federal............................................................................       (102)       423       (404)
  State..............................................................................        (15)        64        (61)
                                                                                       ---------  ---------  ---------
                                                                                            (117)       487       (465)
                                                                                       ---------  ---------  ---------
                                                                                       $   6,198  $   6,935  $   4,910
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

------------------------------------------------------------------------------

    A reconciliation of the statutory Federal income tax rate to the rate provided in the statements of income follows:

                                                                                                1997       1996       1995
                                                                                              ---------  ---------  ---------
Statutory rate..............................................................................       35.0%      35.0%      35.0%
State income taxes..........................................................................        3.4        3.3        3.3
Other.......................................................................................        1.1         .4         .4
                                                                                              ---------  ---------  ---------
                                                                                                   39.5%      38.7%      38.7%
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

    Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

    The components of deferred income taxes included in the Company's year-end balance sheets were as follows (in thousands):

                                                                                                 1997       1996
                                                                                               ---------  ---------
Deferred tax assets
  Tax basis in excess of book basis of acquired assets.......................................  $      30  $      30
  Inventories, tax in excess of book basis...................................................      1,910      1,734
  Reserves not yet deductible for tax........................................................      1,483      1,175
  Other......................................................................................      2,014      2,086
                                                                                               ---------  ---------
  Total deferred tax assets..................................................................      5,437      5,025
  Less valuation allowance...................................................................       (563)      (563)
                                                                                               ---------  ---------
                                                                                                   4,874      4,462
                                                                                               ---------  ---------
Deferred tax liabilities
  Tax in excess of book depreciation.........................................................      6,356      6,062
  Deferred costs deducted for taxes..........................................................      1,109      1,025
                                                                                               ---------  ---------
  Total deferred tax liabilities.............................................................      7,465      7,087
                                                                                               ---------  ---------
                                                                                               $  (2,591) $  (2,625)
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Classified as
  Deferred income tax benefit (current assets)...............................................  $   2,131  $   1,743
  Deferred income taxes (long-term liabilities)..............................................     (4,722)    (4,368)
                                                                                               ---------  ---------
                                                                                               $  (2,591) $  (2,625)
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    The valuation allowance relates to the difference in tax and book basis of the land acquired in conjunction with the initial acquisition of the Company.

8. SHAREHOLDERS' EQUITY

PUBLIC STOCK OFFERING

    In the second quarter of 1996, the Company issued 2,300,000 shares of common stock at $18.00 per share. The proceeds from this offering, less underwriting and other issuance costs of $38.5 million, were used principally to reduce debt.

SHAREHOLDERS' RIGHTS PLAN

    Under the shareholders' rights plan adopted on September 19, 1997, holders of common stock received a distribution of one right to purchase common stock for each common share held. The rights will generally become exercisable ten days after a person or group acquires 15% of the Company's outstanding voting securities or ten business days after a person or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 15% of these securities. Ten days after a person acquires 15% or more of the Company's outstanding voting securities (unless this time period is extended by the Board of Directors) each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common stock of the Company or the acquiring company having a market value of twice the $33.33 exercise price of the right (except that the acquiring person or group and other related holders would not be able to purchase common stock of the Company on these terms). The rights are nonvoting, expire in 2007 and may be redeemed by the Company at a price of two-thirds of a cent per right at any time prior to the tenth day after an individual or group acquired 15% of the Company's voting stock, unless extended. Additional details are set forth in the Rights Plan filed with the Securities and Exchange Commission on September 19, 1997.

STOCK OPTION PLANS

    The Company has four stock option plans, the 1991 Senior Shareholders Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan and the 1993 Non-Employee Stock Option Plan (the Stock Option Plans). A total of 990,000 shares of common stock have been reserved for potential grants under the Stock Option Plans. The Company accounts for these plans under APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Under this opinion, the only compensation cost recognized is for options granted at an exercise price below the fair market value on the date the option is granted.

    Had compensation cost for these plans been determined consistent with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's pro forma 1997 net income would have been reduced by $351,000 and pro forma basic and diluted earnings per share would have been reduced pro forma by $.03. The 1996 pro forma reductions would have been: net income, $204,000; basic and diluted earnings per share, $.02. The 1995 pro forma reductions would have been: net income, $61,000; basic and diluted earnings per share, $.01.

    Because SFAS Statement No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    The 1991 Senior Shareholders Management and Field Management Plan provides for the granting of options to purchase shares of the Company's common stock at exercise prices below fair market value. The difference between the exercise price and fair market value was recognized ratably over the vesting period as compensation expense and was $18,000 in 1997,

                                               Building Materials Holding Corp.
-------------------------------------------------------------------------------

$68,000 in 1996 and $213,000 in 1995. At December 31, 1997, options to purchase 168,967 shares of the Company's common stock remain outstanding.

    The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provide for the granting of options, at the discretion of the Board of Directors, to purchase shares of the Company's common stock. The exercise price is equal to the fair market value of the Company's common stock on the date the options are granted. Options vest over five years and expire at the end of ten years if unexercised.

    The 1993 Non-Employee Stock Option Plan is available only to nonemployee directors. Options granted under this plan have an exercise price equal to the fair market value of the Company's common stock on the date the options are granted. The options are exercisable one year following the date of grant and expire at the end of ten years if unexercised.

    During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options. The exercise price was equal to the fair market value of the Company's common stock on the date the options were granted. These options vest pursuant to the Company's common stock reaching certain fair market values. These options expire ten years from the date of grant, or 2007, and are included in the tables below.

    A summary of the status of the Stock Option Plans at December 31, 1997, 1996 and 1995, and changes during the years then ended is presented in the table and narrative below:

    Beginning in 1995, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: risk-free interest rates of 6.0%, 6.2% and 6.8%, respectively; estimated life of 6 years for 1997 and 5.7 years for both 1996 and 1995; and expected stock price volatility of 38.0%, 41.2% and 44.4%, respectively.

                                                 1997                          1996                          1995
                                     ----------------------------  ----------------------------  ----------------------------
                                                Weighted-Average              Weighted-Average              Weighted-Average
                                      Shares     Exercise Price     Shares     Exercise Price     Shares     Exercise Price
                                     ---------  -----------------  ---------  -----------------  ---------  -----------------
Balance at beginning of the year...    603,060      $   10.76        542,286      $    8.96        472,482      $    8.49
Options granted....................    227,170          12.47         94,055          19.39         79,385          14.12
Options exercised..................    (13,946)          4.46        (24,283)          2.44         (5,837)          4.14
Options forfeited..................    (20,580)         15.35         (8,998)         15.27         (3,744)         13.21
                                     ---------         ------      ---------         ------      ---------          -----
                                       795,704      $   11.24        603,060      $   10.76        542,286      $    8.96
                                     ---------         ------      ---------         ------      ---------          -----
                                     ---------         ------      ---------         ------      ---------          -----
Exercisable at end of the year.....    526,285      $    9.78        455,437      $    8.58        403,160      $    7.35
Weighted average fair value of
  options granted (Black-
  Scholes).........................  $    5.93                     $    9.49                     $    7.30

    The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                    Options Outstanding                        Options Exercisable
                    ---------------------------------------------------  --------------------------------
                                                                            Number
                        Number                                            Exercisable
                    Outstanding at  Weighted-Average                          at
     Range of        December 31,      Remaining      Weighted-Average   December 31,   Weighted-Average
 Exercise Prices         1997       Contractual Life   Exercise Price        1997        Exercise Price
------------------  --------------  ----------------  -----------------  -------------  -----------------
$    1.21 to $5.67       272,463         3.4 Years        $    2.90          272,462        $    2.90
$   8.67 to $17.00       403,926               7.7            13.59          180,735            14.56
$  19.50 to $29.75       119,315               7.3            22.34           73,088            23.58
$   1.21 to $29.75       795,704               6.2        $   11.24          526,285        $    9.78

9. RETIREMENT PLANS

    The Company has a Savings and Retirement Plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their salaries to a trust, i.e., a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees and a percentage of net income for the period. The Company's contributions are charged against operations and were $1,449,000 in 1997, $1,274,000 in 1996 and $1,124,000 in 1995.

    In 1993, the Company established a supplemental retirement plan for selected key management employees and directors. The cost is based on the Company achieving certain operating earnings levels. The Company charged operations for $606,000 in 1997, $638,000 in 1996 and $456,000 in 1995
pursuant to this plan. In 1994, the Company purchased company-owned life insurance in order to have a funding mechanism for this Plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

-------------------------------------------------------------------------------

    The Company does not provide any other post-retirement benefits for its employees.

10. RELATED PARTY TRANSACTIONS

    The Company previously paid a management fee to MDC Management Company
(MDC), a partnership in which the Chairman of the Board of Directors serves as a general partner. The management fees were none in 1997, $100,000 in 1996 and $155,000 in 1995.

11. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $5,180,000 in 1997, $4,162,000 in 1996 and $3,871,000 in 1995. Certain of the leases are noncancellable and have minimum lease payment requirements of $4,807,000 in 1998, $4,215,000 in 1999, $3,445,000
in 2000, $2,210,000 in 2001 and $1,047,000 in 2002.

 LEGAL PROCEEDINGS

    The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

12. OTHER DATA

    Other income consisted of the following (in thousands):

                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
Interest income, primarily from outstanding accounts receivable......................  $   1,530  $   1,351  $   1,251
Gain on sale of assets...............................................................        466        449         40
Other income (expense)...............................................................       (114)      (532)       310
                                                                                       ---------  ---------  ---------
                                                                                       $   1,882  $   1,268  $   1,601
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    Changes in working capital items, net of acquisitions, in the statement of cash flows were as follows (in thousands):

                                                                                      1997       1996       1995
                                                                                    ---------  ---------  ---------
(Increase) decrease in receivables................................................  $  (3,064) $    (472) $  (4,316)
(Increase) decrease in inventories................................................      9,452     (7,103)     9,994
(Increase) decrease in prepaid expenses...........................................     (1,484)      (593)       229
Increase (decrease) in accounts payable and accrued expenses......................     10,655      4,856       (808)
                                                                                    ---------  ---------  ---------
                                                                                    $  15,559  $  (3,312) $   5,099
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

13. FINANCIAL INSTRUMENTS

    The book value compared with the fair value of financial instruments at December 31 follows (in thousands):

                                                                              1997                   1996
                                                                     ----------------------  --------------------
                                                                        Book        Fair       Book       Fair
                                                                       Value       Value       Value      Value
                                                                     ----------  ----------  ---------  ---------
Long-term debt:
  Variable rate debt...............................................  $   34,710  $   34,710  $  14,080  $  14,080
  Fixed rate debt..................................................      79,850      80,282     76,691     77,653
                                                                     ----------  ----------  ---------  ---------
                                                                     $  114,560  $  114,992  $  90,771  $  91,733
                                                                     ----------  ----------  ---------  ---------
                                                                     ----------  ----------  ---------  ---------

    The book values of cash and cash equivalents, accounts receivable, accounts payable and variable interest rate long-term debt approximated fair value due to the short-term maturities of these instruments.

    The fair value of fixed rate debt has been estimated based upon relative changes in the Company's variable borrowing rates since the date interest rates were determined. During the years ended December 31, 1997 and 1996, the Company had no derivative financial instruments.

14. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

    Operating results by quarter for 1997 and 1996 are as follows (dollars in thousands, except per share amounts):

                                                                     FIRST       SECOND      THIRD       FOURTH
                                                                   ----------  ----------  ----------  ----------
1997
  NET SALES......................................................  $  146,769  $  190,616  $  201,950  $  188,730
  GROSS PROFIT...................................................      34,290      43,487      46,437      44,196
  INCOME FROM OPERATIONS.........................................       2,841       8,082       9,207       4,227
  NET INCOME.....................................................         456       3,460       4,212       1,365
  NET INCOME PER DILUTED COMMON SHARE(2)(3)......................         .04         .29         .35         .11
 COMMON STOCK PRICES:
   HIGH..........................................................  $  14 5/16  $   13 7/8  $   13 1/4  $   13 1/2
   LOW...........................................................     11 1/2       10 3/4      11 1/16     10 1/4

1996
  Net sales......................................................  $  147,599  $  193,022  $  206,455  $  170,948
  Gross profit...................................................      33,084      42,250      44,361      38,921
  Income from operations.........................................       4,195       9,407       9,870       4,950
  Net income.....................................................         750     3,530(1)      4,560       1,809
  Net income per diluted common share(2)(3)......................         .08       .35(1)        .38         .15
Common Stock prices:
  High...........................................................  $   16 1/4  $   20 1/4  $   17 1/8  $   13 7/8
  Low............................................................          13      15 1/4      12 3/4      11 7/8

------------------------

(1) AFTER AN EXTRAORDINARY LOSS OF $342,000, NET OF TAX, OR $.03 PER SHARE, ARISING FROM THE EARLY RETIREMENT OF DEBT.

(2) PURSUANT TO THE REQUIREMENTS OF SFAS NO. 128, "EARNINGS PER SHARE", THE COMPANY HAS RECALCULATED EARNINGS PER SHARE FOR ALL PERIODS PRESENTED.

(3) NET INCOME PER SHARE CALCULATIONS ARE BASED ON THE AVERAGE COMMON SHARES OUT- STANDING FOR EACH PERIOD PRESENTED. ACCORDINGLY, THE TOTAL OF THE PER SHARE FIGURES FOR THE QUARTERS MAY NOT EQUAL THE PER SHARE FIGURE REPORTED FOR THE YEAR.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS     Building Materials Holding Corp.
-----------------------------------------------------------------------------

To the Shareholders of Building Materials Holding Corporation:

    We have audited the accompanying consolidated balance sheets of Building Materials Holding Corporation and subsidiary (a Delaware corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Building Materials Holding Corporation and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                       ARTHUR ANDERSEN LLP

                                       Boise, Idaho
                                       February 3, 1998

                                       2