Form 10-K405, Exhibit 13
period 1998-12-31
BUILDING MATERIALS HOLDING CORP
filed 1999-03-30
CIK 1046356

                                FINANCIAL REVIEW                              9


This financial review covers management's discussion and analysis of consolidated financial condition and operating results and should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Annual Report.

RESULTS OF OPERATIONS

The following table sets forth for the years ended December 31, 1998, 1997 and 1996, the percentage relationship to net sales of certain costs, expenses and income items.


                                       1998     1997      1996
                                       -----    -----     -----


Net sales............................  100.0%   100.0%    100.0%
Gross profit.........................   24.4     23.1      22.1
Selling, general and administrative
  expense............................   20.5     20.0      18.3
Other income.........................    0.1      0.3       0.2
Income from operations...............    4.0      3.4       4.0
Interest expense.....................    1.2      1.2       1.5
Income taxes.........................    1.1      0.9       1.0
Net income...........................    1.7      1.3       1.5
                                       -----    -----     -----
                                       -----    -----     -----



1998 OPERATIONS COMPARED WITH 1997

Net sales for 1998 were $877.3 million, a 20.5% increase over net sales of $728.1 million in 1997. Acquisitions of building materials centers and value-added facilities which occurred at the end of 1997 and throughout 1998 contributed a 14.5% increase to net sales. The Company's primary economic indicator, single-family building permit activity, increased 15.6% in its market areas for 1998 compared to 1997. Same-store sales increases in Arizona, California, Colorado, Idaho, Montana, Oregon, Texas, Utah and Washington were offset by decreased same-store sales in Nevada. Same-store sales increased 8.1% in 1998. Overall, lower product prices decreased sales 0.9% or $6.5 million, when compared with 1997. After adjusting for lower product prices, overall same-store sales increased 9.0%.

     Gross profit increased to $214.2 million, or 24.4% of net sales in 1998 from $168.4 million, or 23.1% of net sales in 1997, primarily as a result of the increased mix of higher-margin, value-added products such as pre-hung doors, millwork, roof trusses and pre-assembled windows. These value-added products accounted for $275.9 million, or 31.4% of net sales in 1998, an increase from $176.0 million, or 24.2% of net sales in 1997.

     Selling, general and administrative expenses increased to $180.1 million, or 20.5% of net sales, in 1998 from $145.9 million, or 20.0% of net sales, in 1997. This increase as a percentage of net sales was due primarily to lower prices for wood products which decreases sales and thereby increases SG&A as a percent of sales, higher costs associated with expanding value-added sales, and costs associated with integrating new operating units. In addition, low unemployment and a tight labor market resulted in higher wage costs in an effort to attract and retain high quality employees.

     Although consistent as a percent of sales, interest expense increased to $10.2 million in 1998 from $8.7 million in 1997. The increase was due primarily to an increase in the average debt outstanding. Average debt outstanding was $121.9 million in 1998 compared with $99.0 million in 1997. Average interest rates on variable rate debt were approximately 6.8% for 1998 compared with 6.9% for 1997. Increased average debt outstanding resulted primarily from higher working capital requirements as a result of increased sales and from acquisitions made in late 1997 and 1998.

     The provision for income taxes increased to $9.8 million in 1998 from $6.2 million in 1997. The increase in the provision for income taxes resulted primarily from increased income from operations in 1998 as compared with the prior year.

     As a result of the foregoing factors, net income increased $5.7 million to $15.1 million in 1998, or 1.7% of net sales, as compared with $9.5 million, or 1.3% of net sales in the prior year.

1997 OPERATIONS COMPARED WITH 1996

Net sales for 1997 were $728.1 million, a 1.4% increase over net sales of $718.0 million in 1996. Acquisitions of building materials centers and value-added facilities contributed a 3.3% increase to net sales in 1997. This was partially offset by lower commodity wood prices and a slight decrease in same-store sales. Single-family building permit activity in the Company's market area for 1997 remained relatively flat, increasing 0.3% compared with 1996. Same-store sales decreased 1.5% as the result of decreases in Arizona, Colorado, Oregon, Texas and Utah offset by increased same-store sales in California, Montana, Nevada and Washington. Idaho same-store sales remained flat. Overall, lower product prices decreased sales 1.6%, or $11.6 million, when compared with 1996. After adjusting for lower product prices, overall same-store sales decreased 0.3%.

     Gross profit increased to $168.4 million, or 23.1% of net sales in 1997 from $158.6 million, or 22.1% of net sales, in 1996, primarily as a result of the increased mix of higher-margin, value-added products. These value-added products accounted for $176.0 million, or 24.2% of net sales in 1997, an increase from $147.9 million, or 20.6% of net sales, in 1996.

     Selling, general and administrative expenses increased to $145.9 million, or 20.0% of net sales in 1997 from $131.5 million, or 18.3% of net sales, in 1996. This increase was due primarily to lower prices for commodity wood products which increases SG&A as a percent of sales, inclement weather during the first half of the year, higher costs associated with expanding value-added sales, and costs associated with integrating new operating units. In addition, low unemployment and a tight labor market resulted in higher wage costs in an effort to attract and retain high quality employees.

     Interest expense decreased to $8.7 million in 1997 from $10.5 million in 1996. The decrease was due primarily to lower average debt outstanding and lower interest rates during 1997 compared with the prior year. Average debt outstanding was $99.0 million in 1997 compared with $111.4 million in 1996. Average debt outstanding in 1997 decreased as a result of the equity offering in the second quarter of 1996. The proceeds of that offering were used to retire all $20 million of the 10% unsecured senior

BUILDING MATERIALS

  10  Holding Corporation

subordinated notes and temporarily reduce debt outstanding under the revolving credit agreement. Average interest rates on variable rate debt were approximately 6.9% for 1997 compared with 7.7% for 1996.

     The provision for income taxes decreased to $6.2 million in 1997 from $6.9 million in 1996. The decrease in the provision for income taxes resulted primarily from decreased income from operations in 1997 as compared with the prior year.

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

OPERATIONS

In 1998, operations provided $44.8 million in cash, compared with $35.3 million in 1997. This increase was due primarily to increases in net income and improvements in working capital, net of acquisitions. Net working capital was $116.7 million at the end of 1998, compared with $118.6 million at the end of 1997. The decrease in working capital was primarily the result of the effort by management to increase inventory turns and decrease days sales outstanding. Accounts receivable increased $7.2 million compared to the prior year; however $6.2 million of this increase was attributable to locations acquired in 1998. Inventories as of year-end 1998 increased approximately $0.6 million, or 0.7%, to $78.7 million from $78.2 million in the prior year. Company-wide efforts to reduce inventories mitigated the overall net increase in inventory resulting from locations acquired in 1998. In addition, accounts payable and accrued expenses increased $9.8 million.

     In 1997, operations provided $35.3 million in cash, compared with $16.9 million in 1996. This increase was due primarily to improvements in working capital, net of acquisitions. Net working capital was $118.6 million at the end of 1997, compared with $110.5 million at the end of 1996. The increase in working capital was primarily the result of five acquisitions in 1997 and their related effects on receivables, inventories and payables. Accounts receivable increased $14.7 million compared with the prior year, of which $11.6 million was attributable to acquisitions. Despite acquisitions, inventories as of year-end 1997 increased only $1.7 million, or 2.3%, to $78.2 million from $76.4 million in the prior year. Included in the increase in inventory was $11.2 million resulting from acquisitions. Company-wide efforts to reduce inventories mitigated the overall net increase in inventory. In addition, accounts payable and accrued expenses increased $10.7 million.

CAPITAL INVESTMENT AND ACQUISITIONS

Capital expenditures, exclusive of acquisitions, were $19.6 million in 1998, $13.3 million in 1997 and $14.4 million in 1996. The principal property and equipment expenditures included purchases of additional property and expansion of existing building materials centers and value-added facilities.

     In 1998, cash used for acquisitions totaled $24.3 million, as the Company completed eight acquisitions. These acquisitions included three building materials centers and eleven value-added facilities.

     Cash used for acquisitions totaled $40.2 million in 1997, as the Company completed five acquisitions. These acquisitions included two building materials centers and six value-added facilities. In 1996, the Company used $8.4 million in cash to complete four acquisitions, including one building materials center and three value-added facilities.

FINANCING

The Company's borrowing capacity under its revolving credit agreement is currently $100 million. Borrowing capacity under the agreement will be reduced to $70 million effective March 31, 1999. Borrowings under the agreement bear interest at prime plus 0% to .25%, or LIBOR plus .625% to 1.625%. The agreement expires in 2000. At year-end the Company had $57.6 million of unborrowed capacity under this agreement. The borrowings under the revolver increased to $42.4 million at year-end 1998 from $34.7 million at year-end 1997 primarily due to the eight acquisitions completed in 1998 and an $8.3 million scheduled payment made on the 8.10% unsecured senior notes. The Company had $75.4 million of fixed-rate borrowings under various credit facilities at year-end 1998.

     The agreements related to these borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and limitations on capital expenditures, among certain other restrictions. The Company is in compliance with these covenants and conditions.

     In the third quarter of 1998, the Company filed a shelf registration with the Securities and Exchange Commission to register 2,000,000 shares of common stock. These shares may be issued from time to time in connection with future business combinations, mergers and/or acquisitions.

     Based on the Company's ability to generate cash flow from operations, its borrowing capacity under the revolver and its access to equity markets, the Company believes it will have sufficient capital to meet its currently anticipated requirements.

DISCLOSURES OF CERTAIN MARKET RISKS

Approximately two thirds of the Company's debt is fixed-rate. Thus, the Company experiences only modest changes in interest expense when market interest rates change. Changes in the Company's debt could increase these risks. Previously, the Company has managed its exposure to market interest rate changes through periodic refinancing of its variable rate debt with fixed rate term debt obligations.

     Commodity wood products, including lumber and panel products, currently account for approximately 45% of the Company's net sales. Prices of commodity wood products, which are subject to significant volatility, could directly affect the Company's net sales. As disclosed in the financial statements the Company does not utilize any derivative financial instruments.

       The following table provides information regarding the Company's fixed and variable rate debt. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. For obligations with variable interest rates, the table sets forth payout amounts based on current rates and does not attempt to project future interest rates.


                                                                 December 31,
                               -----------------------------------------------------------------------------
(IN THOUSANDS)                     1999         2000          2001         2002         2003      Thereafter
                               ----------    ----------    ---------    ---------    ---------    ----------

Fixed rate debt ............   $   13,356    $   12,033    $   8,333    $   8,334    $   8,334    $   25,000
  Average interest rate ....         5.05%         7.76%        9.18%        9.18%        9.18%         9.18%
Variable rate debt .........         --      $   42,415         --           --           --            --
  Average interest rate ....         --            6.55%        --           --           --            --
                               ----------    ----------    ---------    ---------    ---------    ----------
                               ----------    ----------    ---------    ---------    ---------    ----------


                                         1998                    1997
                               -----------------------------------------------
                                  Total    Fair Value    Total      Fair Value
                               ----------    -------   ----------    -------

Fixed rate debt ............   $   75,390    $79,713   $   79,850    $82,426
  Average interest rate ....         8.22%      --           8.72%      --
Variable rate debt .........   $   42,415    $42,415   $   34,710    $34,710
  Average interest rate ....         6.55%      --           7.14%      --
                               ----------    -------   ----------    -------
                               ----------    -------   ----------    -------


QUARTERLY RESULTS AND SEASONALITY

The Company's first and fourth quarters historically are adversely affected by weather patterns in the Company's markets which result in decreases in levels of building and construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period as a consequence of the impact of various other factors, including general economic conditions, wood product prices, interest rates, building permit activity, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional contractors.

     The composition and level of working capital typically change during periods of increasing sales as the Company carries more inventories and receivables. Working capital levels (receivables and inventories) typically increase in the second and third quarters of the year due to higher sales during the peak building and construction season. These increases historically have resulted in negative operating cash flows during this peak season, which generally have been financed through the revolving credit agreement. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. The Company believes it will continue to generate positive annual cash flows from operating activities.

NEW ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The Statement establishes accounting and reporting standards requiring derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This Statement is effective for fiscal quarters of fiscal years beginning after June 15, 1999. The Company plans to adopt this Statement in the first quarter of 2000.

The Company is still in the process of reviewing this Statement; however, given that the Company does not utilize derivative instruments, adoption of this Statement is not currently expected to have a material impact on the Company's consolidated results of operations or financial condition.

HOLDING COMPANY

During 1997, Building Materials Holding Corporation (BMHC) was formed to provide its predecessor and principal subsidiary, BMC West Corporation, with a holding company organizational structure. BMC West Corporation's outstanding capital stock was converted, on a share for share basis, into capital stock of BMHC. The Company's common stock is traded on the over-the-counter market and is listed on the Nasdaq National Market under the symbol BMHC.

     BMHC was formed to centralize, at the holding company, responsibilities for acquisitions, financial and administrative functions--including strategic, financial and capital planning, corporate governance and investor relations activities. In addition, the holding company structure is intended to focus management on the day-to-day operations of BMC West at the regional divisions and local unit levels. This structuring is intended to give local management more focused responsibility and to enhance the opportunity to recommend introduction of new products or services appropriate for a given market.

     In conjunction with this organizational structure, management believes the focus on improving operational and market performance will result in the assessment of the market penetration and operating viability of some facilities. This assessment is an ongoing focus for the Company and may result in the acquisition of facilities and the consolidation or closure of some facilities. No formal plans have been determined. Changes as a result of this analysis are not expected to materially impact the financial condition of the Company; however, results of operations may be affected.

BUILDING MATERIALS

  12  Holding Corporation

YEAR 2000 SYSTEMS ISSUES

As is the case with most other companies, the Year 2000 computer problem creates risks for BMHC. However, the Company believes that the risks of the Year 2000 computer problem are not as severe for the building materials industry as compared to other more technology dependent industries, because the building materials industry, in general, and the Company and its professional contractor customers and our suppliers, in particular, are not as heavily dependent upon computerized systems. Except for millwork and truss operations, the Company is primarily a distributor of building materials to its customers and is dependent upon rail and truck transportation for timely receipt and delivery of inventory. The Company could be affected if its transportation suppliers are materially and adversely affected by Year 2000 related issues.

     The following discussion summarizes management's present analyses and proposed plans with respect to the anticipated material impacts of the Year 2000 computer problem on the Company's primary operations. The discussion focuses on "mission critical" systems, which management believes are important to the Company's day-to-day functional operations. The Year 2000 problem may also impact systems that are not mission critical or information technology related. These systems, which may include telephone, electronic mail, elevators, heating and air conditioning equipment, and security will be tested and any problems addressed on a case-by-case basis, but none are expected to be material to the Company's results of operations or financial condition. It is expected that assessment, remediation and contingency planning activities will be on-going throughout 1999 with the goal of appropriately resolving all significant internal systems and third-party issues.

STATE OF READINESS

BMHC has evaluated the impact of the Year 2000 computer problem on its mission critical systems. The mission critical systems that have been identified are:

- retail system software used in each of the operations for sales transactions, inventory and in-store accounting

-    corporate financial and accounting system

-    millwork configuration and order entry system

-    truss production and engineering system

-    payroll system, which is operated by a third-party vendor

Each of the five mission critical systems is in the process of becoming Year 2000 compliant, or management is verifying with the original vendor that the existing systems are Year 2000 compliant. The current status of the readiness effort with respect to the five mission critical systems is as follows:

- The retail system is being upgraded in a two-step process that involves hardware and operating system improvements that were originally scheduled for 1998. The first phase of the process has been successfully completed. The final phase of the upgrade process is well underway, and the process is well understood. The final software upgrade for Year 2000 compliance, as warranteed by the vendor, is expected to be available in early 1999 and is expected to be fully implemented in the summer of 1999. The remainder of the year will be used to thoroughly test the system.

- The corporate financial and accounting system has been upgraded to the Year 2000 compliant version as warranteed by the vendor. This upgrade was successfully completed in December 1998, and the system is fully compliant. During 1999, the Company will undertake extensive testing to verify the vendor's level of compliance.

- It has been determined that the current millwork software will not meet the long-term needs of the Company, and a decision to replace this software package has been made. However, due to the complexity of implementing a new system, it has also been decided to bring the current system to a Year 2000 compliant state. This project will be performed by the original vendor of the software. The Year 2000 compliant version of the current software is scheduled for delivery in late spring of 1999. Additionally, a replacement software package has been identified that is warranteed by the vendor as Year 2000 compliant. The new system is scheduled to come on-line in selected sites in July 1999. In both cases, testing of the software will occur during the latter half of 1999.

- The vendors for the truss production system and outsourced payroll system have advised the Company that the systems are currently Year 2000 compliant. Verification and testing of these systems for compliance is currently underway, and will be completed during 1999.

COST TO ADDRESS YEAR 2000 ISSUES

Much of the cost to address Year 2000 issues was budgeted and scheduled as part of routine maintenance of the Company's systems. Since these costs were identified and planned for in the budget cycle, the financial impact on the Company is not expected to be material in any one year. However, it is anticipated that the total cost of becoming Year 2000 compliant for all systems currently in use by the Company will be approximately $1.5 million. To date, approximately $0.6 million has been spent in remediation of Year 2000 issues. These costs include consulting, hardware upgrades and employee time.

RISKS OF YEAR 2000 ISSUES FOR BMHC

Even in a most likely worst case scenario for BMHC, the risks due to failure to accomplish Year 2000 remediations are not expected to have a material adverse effect on the results of operations or financial condition of the Company. Each of the Company's operating locations currently have procedures in place to deal with the failure of the retail system. In this instance, the increased amount of hand processing of accounting and inventory tracking would result in higher overtime and payroll expense. However, it is not anticipated that there will be a material impact on the ability of the Company to deliver products to customers. In order to reduce the risks of delays in transportation of inventory either to the Company or its customers, the Company intends to monitor Year 2000 compliance by its transportation suppliers and will consider a build-up of certain inventories in the fourth quarter of 1999, if appropriate. The Company does not expect that the cost of a short-term increase in its inventory levels to reduce Year 2000 risks will be material to the Company's financial condition or operating results.

     Since each of the systems independently perform specified functions that are well understood by staff personnel in the operating locations and at the corporate office, complete failure of all of the systems could be worked around to perform the necessary functions of the systems. It is extremely unlikely that this would occur due to the independent nature of the systems architecture employed at BMHC. However, steps to avoid this possibility are being taken.

CONTINGENCY PLANS

The Company believes that temporary solutions to most failures are readily and economically available. For example, the dates on the systems could be set to dates prior to 2000 that have the same days of the week, such as the year 1972. This would involve a data conversion and hand correcting of dates on printed documents, but could be accomplished in just a few days. Also, personal computers with spreadsheets could be used to maintain accounting and inventory information as well as corporate financial data. Millwork configuration is unaffected by the date change, but dates would need to be changed for order tracking if the system were not capable of dealing with dates after December 31, 1999. Processing of payroll could be done with personal computers. Truss engineering would need validation by the plate manufacturer to ensure structural integrity. Finally, the Company can increase inventory levels to mitigate risks of Year 2000 transportation problems. All of these plans could be put in place in a short time frame, and would mitigate nearly all the material risks to the Company. Further evaluation of contingency plans will be made, if necessary, as test results from the various systems become available.

SUMMARY

BMHC has proactively identified and is in the process of correcting the Year 2000 issues that it believes could have a material impact on the Company. It is anticipated that all systems will be capable of functioning in a normal fashion upon the change of the millennium. It is not anticipated that BMHC will suffer any loss of revenue due to Year 2000 issues. The Company is also in the process of requesting from all of its significant vendors a statement regarding their preparations for the Year 2000 date change. Since the Year 2000 issue was anticipated in the budget cycle over the last two years, no material impact is expected on the results of operations or cash flows in any period or on the overall financial condition of the Company. Also, no projects were canceled or delayed as a result of Year 2000 remediation activities.

CYCLICAL AND SEASONAL FLUCTUATIONS

     The building materials industry has seen considerable cyclicality in the past. The Company's operations have been subject to substantial fluctuations from period to period as a reflection of changes in general economic conditions (e.g., commodity wood product prices, building permit activity, interest rates, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional contractors and homeowners). These factors may have a more significant impact on the Company, which derives a significant percentage of its net sales from professional contractors, than on those building supply companies which target a broad range of retail customers. The Company expects that fluctuations from period to period will continue in the future and the Company's financial performance could be negatively impacted by adverse economic changes in the Company's geographic market areas.

     Additionally, the Company's results of operations throughout the year are impacted by the weather in the states in which the Company has operations. The Company's financial performance could be negatively impacted by poor weather, which historically has affected building activity levels in the Company's market areas in the first and fourth quarters. Moreover, commodity wood products, including lumber and panel products, currently account for approximately 45% of the Company's net sales. Prices of commodity wood products, which are subject to significant volatility, directly affect the Company's sales, and future declines in commodity wood prices could adversely impact the Company's results of operations.

     Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed in detail above or in the Company's Form 10-K for the fiscal year ended December 31, 1998. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.

BUILDING MATERIALS
  14  Holding Corporation

                        CONSOLIDATED STATEMENTS OF INCOME


                                                            For the years ended December 31,
                                                          -----------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1998        1997         1996
                                                          ---------    ---------    ---------


Net sales ............................................    $ 877,280    $ 728,065    $ 718,024
Cost of sales ........................................      663,122      559,655      559,408
                                                          ---------    ---------    ---------
Gross profit .........................................      214,158      168,410      158,616
Selling, general and administrative expense ..........      180,129      145,935      131,462
Other income .........................................        1,094        1,882        1,268
                                                          ---------    ---------    ---------
Income from operations ...............................       35,123       24,357       28,422
Interest expense .....................................       10,218        8,666       10,496
                                                          ---------    ---------    ---------
Income before income taxes and extraordinary item ....       24,905       15,691       17,926
Income taxes .........................................        9,756        6,198        6,935
                                                          ---------    ---------    ---------
Income before extraordinary item .....................       15,149        9,493       10,991
Extraordinary item, net of tax .......................         --           --           (342)
                                                          ---------    ---------    ---------
Net income ...........................................    $  15,149    $   9,493    $  10,649
                                                          ---------    ---------    ---------
                                                          ---------    ---------    ---------
Net income per common share:
  Basic ..............................................    $    1.21    $     .80    $     .99
                                                          ---------    ---------    ---------
                                                          ---------    ---------    ---------
  Diluted ............................................    $    1.20    $     .78    $     .97
                                                          ---------    ---------    ---------
                                                          ---------    ---------    ---------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

  15
                           CONSOLIDATED BALANCE SHEETS


                                                                 At December 31,
                                                              --------------------
(IN THOUSANDS)                                                  1998        1997
                                                              --------    --------


ASSETS
Current assets
  Cash ...................................................    $  8,264    $  8,177
  Receivables, net .......................................      92,113      84,872
  Inventories ............................................      78,746      78,162
  Deferred income tax benefit ............................       2,488       2,131
  Prepaid expenses .......................................       2,355       3,481
                                                              --------    --------
    Total current assets .................................     183,966     176,823
Property, plant and equipment, net .......................     139,585     118,240
Deferred loan costs ......................................         914       1,324
Goodwill, net ............................................      43,903      38,193
Other ....................................................       5,613       5,793
                                                              --------    --------
Total assets .............................................    $373,981    $340,373
                                                              --------    --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ......................    $   --      $  1,150
  Accounts payable .......................................      45,509      43,204
  Accrued compensation ...................................       8,937       6,469
  Sales tax payable ......................................       3,734       3,398
  Other accrued expenses .................................       9,042       3,990
                                                              --------    --------
    Total current liabilities ............................      67,222      58,211
Long-term debt, net of current portion ...................     117,805     113,410
Deferred income taxes ....................................       5,404       4,722
Other long-term liabilities ..............................       3,300       3,079

Shareholders' equity
  Common stock, $.001 par value, 20,000,000 shares
  authorized; 12,652,298 and 12,331,088 shares outstanding
  at December 31, 1998 and 1997, respectively ............          13          12
Additional paid-in capital ...............................     108,256     104,107
Retained earnings ........................................      71,981      56,832
                                                              --------    --------
    Total shareholders' equity ...........................     180,250     160,951
                                                              --------    --------
Total liabilities and shareholders' equity ...............    $373,981    $340,373
                                                              --------    --------
                                                              --------    --------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BUILDING MATERIALS
  16  HOLDING CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER' EQUITY



                                                        Common Stock                   Additional
                                                     -------------------     Paid-In    Retained
(IN THOUSANDS)                                       Shares     Amount       Capital    Earnings         Total
                                                     ------    ---------    ---------   ---------      ---------

Balance, December 31, 1995 ...................        9,483    $       9    $  59,188   $  36,730      $  95,927
  Net income .................................         --           --           --        10,649         10,649
  Accretion of redeemable preferred stock ....         --           --           --           (34)           (34)
  Net proceeds from public stock offering ....        2,300            2       38,486        --           38,488
  Stock options exercised and other ..........           42            1           57        --               58
                                                     ------    ---------    ---------   ---------      ---------
Balance, December 31, 1996 ...................       11,825           12       97,731      47,345        145,088
  Net income .................................         --           --           --         9,493          9,493
  Accretion of redeemable preferred stock ....         --           --           --            (6)            (6)
  Stock issued for acquisitions ..............          492         --          6,300        --            6,300
  Stock options exercised and other ..........           14         --             76        --               76
                                                     ------    ---------    ---------   ---------      ---------
Balance, December 31, 1997 ...................       12,331           12      104,107      56,832        160,951
  NET INCOME .................................         --           --           --        15,149         15,149
  STOCK ISSUED FOR ACQUISITIONS ..............          299         --          4,000        --            4,000
  STOCK OPTIONS EXERCISED AND OTHER ..........           22            1          149        --              150
                                                     ------    ---------    ---------   ---------      ---------
BALANCE, DECEMBER 31, 1998 ...................       12,652    $      13    $ 108,256   $  71,981      $ 180,250
                                                     ------    ---------    ---------   ---------      ---------
                                                     ------    ---------    ---------   ---------      ---------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

  17
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          For the years ended December 31,
                                                                                         ----------------------------------
(IN THOUSANDS)                                                                             1998         1997         1996
                                                                                         --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income ..........................................................................    $ 15,149     $  9,493     $ 10,649
Adjustments to reconcile net income to cash provided
  by operating activities:
    Depreciation and amortization ...................................................      12,955       11,009       10,300
    Deferred income taxes ...........................................................        (137)        (117)         487
    Loss (gain) on sale of assets ...................................................          91         (466)        (449)
    Stock option compensation .......................................................          16           18           68
    Extraordinary item, net of tax ..................................................        --           --            342
Changes in working capital items net of effects of acquisitions and divestitures ....      16,788       15,559       (3,312)
Changes in other long-term liabilities ..............................................           3        1,212          313
Other ...............................................................................         (50)      (1,368)      (1,474)
                                                                                         --------     --------     --------
Net cash provided by operating activities ...........................................      44,815       35,340       16,924
                                                                                         --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment .................................................     (19,595)     (13,289)     (14,424)
Payments for acquisitions ...........................................................     (24,330)     (40,231)      (8,426)
Sales of property and equipment .....................................................         909        1,450        1,822
                                                                                         --------     --------     --------
Net cash used in investing activities ...............................................     (43,016)     (52,070)     (21,028)
                                                                                         --------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES

Net borrowings (repayments) under revolving credit agreements .......................       7,705       20,630      (12,040)
Issuance of common stock, net of expense ............................................        --           --         38,488
Repayment of 10% unsecured senior subordinated notes ................................        --           --        (20,000)
Issuance of debt ....................................................................        --           --          1,685
Redemption of preferred stock .......................................................        --         (2,000)      (1,000)
Principal payments on debt ..........................................................      (9,457)        (561)      (1,712)
Other ...............................................................................          40         (228)        (255)
                                                                                         --------     --------     --------
Net cash (used in) provided by financing activities .................................      (1,712)      17,841        5,166
                                                                                         --------     --------     --------
Net increase in cash ................................................................          87        1,111        1,062
Cash, beginning of period ...........................................................       8,177        7,066        6,004
                                                                                         --------     --------     --------
Cash, end of period .................................................................    $  8,264     $  8,177     $  7,066
                                                                                         --------     --------     --------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
                                                                                         --------     --------     --------
Cash paid during the year for--
  Interest ..........................................................................    $ 10,389     $  8,353     $ 10,444
  Income taxes ......................................................................    $  6,068     $  5,567     $  8,070



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BUILDING MATERIALS

  18  Holding Corporation
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL STRUCTURE AND NATURE OF OPERATIONS

On September 23, 1997, Building Materials Holding Corporation was formed to provide its predecessor and now principal subsidiary, BMC West Corporation, with a holding company organizational structure that can accommodate future growth from internal operations, acquisitions or joint ventures, broaden the alternatives available for future financing and generally provide for greater administrative and operational flexibility. BMC West Corporation's outstanding capital stock was converted, on a share for share basis, into capital stock of Building Materials Holding Corporation. The Company's common stock is listed on the Nasdaq National Market under the symbol BMHC.

     BMC West Corporation (BMC West), a wholly owned subsidiary of Building Materials Holding Corporation, is a regional distributor and retailer of building materials in the United States, selling primarily to professional contractors, as well as to project-oriented consumers (including professional repair and remodel contractors hired by them). BMC West also provides value-added conversion products, which include pre-hung doors, roof trusses and pre-assembled windows, and lumber pre-cut to meet customer specifications. At December 31, 1998, BMC West had 58 building materials centers, including building materials centers and value-added facilities, located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas, Utah and Washington.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Building Materials Holding Corporation and its wholly owned subsidiary BMC West, (together the Company). All significant intercompany balances and transactions have been eliminated.

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

NEW ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The Statement establishes accounting and reporting standards requiring derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This Statement is effective for fiscal quarters of fiscal years beginning after June 15, 1999. The Company plans to adopt this Statement in the first quarter of 2000. The Company is still in the process of reviewing this Statement; however, given that the Company does not utilize derivative instruments, adoption of this Statement is not currently expected to have a material impact on the Company's consolidated results of operations or financial condition.

SEGMENT REPORTING

As of December 31, 1998, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This Statement requires public companies to disclose financial and descriptive information about its reportable operating segments as regularly evaluated by the chief operating decision maker(s). The Company's chief operating decision makers consist of senior managers who work together to allocate resources to and assess the performance of each individual location. Management believes its locations have similar operating characteristics and has aggregated its operations into one reportable segment.

     The Company's locations principally derive revenues from wood products (lumber, plywood and oriented strand board), value-added (roof trusses, pre-hung doors and millwork, windows and moldings), building materials (roofing, siding, insulation and steel products), and other revenues (paint, hardware, tools, electrical and plumbing). Net sales by product for the years ended December 31, 1998, 1997 and 1996 were as follows (in thousands):


                                   1998            1997            1996
                                 --------        --------        --------
Net sales
  Wood products .........        $381,221        $340,972        $333,164
  Value-added ...........         275,862         175,955         147,912
  Building materials ....         136,856         138,332         179,506
  Other .................          83,341          72,806          57,442
                                 --------        --------        --------
Total revenues ..........        $877,280        $728,065        $718,024
                                 --------        --------        --------
                                 --------        --------        --------



NET INCOME PER COMMON SHARE

Net income per common share was determined by dividing net income, after deducting the accretion on redeemable preferred stock, by the applicable shares outstanding.


(IN THOUSANDS)                            1998        1997         1996
                                        --------    --------     --------
Income before
  extraordinary item ...............    $ 15,149    $  9,493     $ 10,991
Extraordinary item,
  net of tax .......................        --          --           (342)
Class B preferred
  stock accretion ..................        --            (6)         (34)
                                        --------    --------     --------
Net income available to
  common shareholders ..............    $ 15,149    $  9,487     $ 10,615
                                        --------    --------     --------
                                        --------    --------     --------
Average shares
  outstanding used to
  determine basic earnings
  per common share .................      12,509      11,919       10,760
Net effect of dilutive stock
  options based on the treasury
  stock method using average
  market price (1) .................         138         218          238
                                        --------    --------     --------
Average shares used to
  determine diluted earnings
  per common share .................      12,647      12,137       10,998
                                        --------    --------     --------
                                        --------    --------     --------



(1) CERTAIN STOCK OPTIONS WERE NOT INCLUDED IN THE COMPUTATION, BECAUSE TO DO SO WOULD HAVE BEEN ANTIDILUTIVE FOR THE PERIODS PRESENTED.

     In 1997, the Company adopted SFAS No. 128, Earnings per Share. Pursuant to the provisions of SFAS No. 128, prior periods have been recalculated.

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

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments that had a maturity of three months or less at the date of purchase to be cash equivalents.

INVENTORIES

Inventories consist principally of merchandise purchased for resale and are stated at the lower of average cost or market.

DEFERRED LOAN COSTS

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method. Interest expense includes amortization of deferred loan costs of $410,000 in 1998, $315,000 in 1997 and $628,000 in 1996.

GOODWILL

Goodwill is amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill was $3,840,000 as of December 31, 1998 and $2,454,000 as of December 31, 1997.

     Annually, the Company reviews the recoverability of all long-lived assets and related goodwill. The evaluation of possible impairment is based primarily on the ability to recover the cost of long-lived assets from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment existed at December 31, 1998.

OTHER ASSETS

The majority of other assets consist of non-compete agreements arising from acquisitions and trade rebates receivable from cooperative supplier organizations. The non-compete agreements are amortized over the life of the related agreements (three to five years).

REVENUE RECOGNITION

Revenues are recognized when title to the goods passes to the buyer, which is generally at the time of sale.

2.   ACQUISITIONS

Businesses acquired in 1998 and 1997 were accounted for using the purchase method of accounting. Under this accounting method, the consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair values at date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired and liabilities assumed was recorded as goodwill. Operating results of the acquired businesses are included in the consolidated statements of income from the date of acquisition.

     In 1998, the Company completed eight acquisitions involving three building materials centers and eleven value-added facilities located in Colorado, Montana, Nevada, Oregon, Texas and Washington. The total consideration given was $33,978,000, consisting of $24,330,000 in cash, a note payable for $5,023,000,
299,343 shares of common stock valued at $4,000,000 and other assumed operating liabilities of $625,000. The issuance of the note payable, payment of the Company's common stock and the assumption of operating liabilities are considered non-cash transactions for purposes of the consolidated statement of cash flows.

     The following summarized unaudited pro forma results of operations assume the 1998 acquisitions occurred as of the beginning of 1997. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future.


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           1998        1997
                                                 --------    --------

Net sales ...................................    $920,140    $796,448
Net income ..................................      15,313       9,656
  Per diluted common share ..................        1.20         .78



     In 1997, the Company completed five acquisitions involving two building materials centers and six value-added facilities. These operations are located in Colorado, Nevada, Oregon, Texas, Utah and Washington. Total consideration given was $52,797,000, consisting of $40,231,000 cash, a long-term note for $3,700,000, 492,036 shares of common stock valued at $6,300,000 and other assumed operating liabilities of $2,566,000. The issuance of the note payable, payment of the Company's common stock and the assumption of operating liabilities are considered non-cash transactions for purposes of the consolidated statement of cash flows.

     The following summarized unaudited pro forma results of operations assume the 1997 acquisitions occurred as of the beginning of 1996. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future.


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1997         1996
                                                   --------     --------
Net sales ....................................     $794,781     $833,800
Net income ...................................       11,011       11,978
  Per diluted common share ...................          .88         1.05


3.   TRADE RECEIVABLES

Receivables consisted of the following at December 31 (in thousands):


                                               1998          1997
                                              -------       -------
Trade receivables ......................     $ 90,968      $ 84,105
Allowance for doubtful accounts ........       (2,062)       (1,617)
                                              -------       -------
                                               88,906        82,488
Other ..................................        3,207         2,384
                                              -------       -------
                                              $92,113       $84,872
                                              -------       -------
                                              -------       -------


BUILDING MATERIALS
  20  Holding Corporation

     BMC West sells building materials, primarily to professional contractors, as well as to advanced, project-oriented consumers, through its 58 building materials centers, including building materials centers and value-added facilities, located in ten western states. No one customer exceeds 1% of net sales. Because the customers are disbursed among BMC West's various markets, its credit risk to any one customer or state economy is not considered significant. BMC West performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts.

4.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31 (in thousands):


                                                          1998         1997
                                                        --------     --------
Land ..............................................     $ 38,794     $ 32,954
Buildings and improvements ........................       76,018       67,368
Machinery and fixtures ............................       30,725       24,921
Handling and delivery equipment ...................       30,812       25,661
Construction in progress ..........................        6,915        2,104
                                                        --------     --------
                                                         183,264      153,008
Less accumulated depreciation .....................       43,679       34,768
                                                        --------     --------
                                                        $139,585     $118,240
                                                        --------     --------
                                                        --------     --------


     Property and equipment are recorded at cost. Major additions and improvements are capitalized while maintenance and repairs that do not increase the useful life of the property are expensed as incurred.

     Amounts recorded for property sold or retired are removed from the asset and related depreciation accounts and the net gain or loss is included in the determination of net income.

     The provision for depreciation is computed using the straight-line method. The estimated useful lives are ten to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to ten years for handling and delivery equipment.


5.   LONG-TERM DEBT

Long-term debt consisted of the following at December 31 (in thousands):


                                                           1998         1997
                                                         --------     --------
Revolving credit agreement borrowings ..............     $ 42,415     $ 34,710
8.10% unsecured senior notes .......................       16,667       25,000
9.18% unsecured senior notes .......................       50,000       50,000
Other ..............................................        8,723        4,850
                                                         --------     --------
                                                          117,805      114,560
Less current portion ...............................         --          1,150
                                                         --------     --------
                                                         $117,805     $113,410
                                                         --------     --------
                                                         --------     --------



     During the third quarter of 1998, management renegotiated the revolving credit agreement with Wells Fargo Bank. The amended and restated credit agreement was effective September 30, 1998 and expires February 28, 2000. The amended and restated revolving credit agreement increased the Company's borrowing capacity from $70 million under the previous revolving credit agreement to $100 million, limited by eligible receivables and inventories, for the period September 30, 1998 to March 31, 1999. After March 31, 1999 the borrowing capacity will return to $70 million until the revolving credit agreement expires in 2000. Borrowings under the agreement bear interest at prime plus 0% to .25%, or LIBOR plus .625% to 1.625%. A fee of .20% to .375% per annum is charged on the unused portion of the loan commitment. At year-end 1998, the Company had $57,585,000 of unborrowed capacity under this agreement.

     The 8.10% unsecured senior notes, issued in 1993, are due in 2000. The notes principal payments began in 1998 and continue through 2000. The notes may be redeemed, in whole or in part, at the option of the Company, at any time at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 8.10%. Interest is payable semi-annually on April 30 and October 31.

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

     The scheduled principal payments of long-term debt are $13,356,000 in 1999, $54,448,000 in 2000, $8,333,000 in 2001, $8,334,000 in 2002, $8,334,000 in 2003
and $25,000,000 thereafter. At December 31, 1998, amounts outstanding under the 8.10% unsecured senior notes in the amount of $8,333,000 and an acquisition related note payable for $5,023,000 were classified as long-term based on the Company's ability and intent to refinance these obligations on a long-term basis.

     The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and limitations on capital expenditures, among certain other restrictions. The Company is in compliance with these covenants and conditions.

     All long-term debt is a legal obligation of BMC West. Building Materials Holding Corporation has guaranteed all long-term debt.

6.   CLASS B PREFERRED STOCK

In 1987, the Company authorized and issued 50,000 shares of Class B preferred stock with a total mandatory redemption requirement of $5,000,000, due $1,000,000 annually through 1996 and $2,000,000 in 1997. As of December 31, 1996, 20,000 shares of Class B preferred stock were outstanding. During 1997, these remaining shares were redeemed for $2,000,000.

7.   INCOME TAXES

Income taxes for the years ended December 31, 1998, 1997 and 1996 consisted of the following (in thousands):


                                           1998         1997        1996
                                         -------      -------      -------
Current income taxes
  Federal ..........................     $ 8,853      $ 5,480      $ 5,611
  State ............................       1,040          835          837
                                         -------      -------      -------
                                           9,893        6,315        6,448
                                         -------      -------      -------
Deferred income taxes
  Federal ..........................        (126)        (102)         423
  State ............................         (11)         (15)          64
                                         -------      -------      -------
                                            (137)        (117)         487
                                         -------      -------      -------
                                         $ 9,756      $ 6,198      $ 6,935
                                         -------      -------      -------
                                         -------      -------      -------


     A reconciliation of the statutory Federal income tax rate to the rate as provided in the consolidated statements of income follows:


                                        1998      1997      1996
                                        ----      ----      ----
Statutory rate ..................       35.0%     35.0%     35.0%
State income taxes ..............        3.0       3.4       3.3
Other ...........................        1.2       1.1        .4
                                        ----      ----      ----
                                        39.2%     39.5%     38.7%
                                        ----      ----      ----
                                        ----      ----      ----



     Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.


     The components of deferred income taxes included in the Company's year-end balance sheets were as follows (in thousands):


                                                            1998        1997
                                                          -------      -------
Deferred tax assets
  Tax basis in excess of book basis of
  acquired assets ...................................     $    30      $    30
  Inventories, tax basis in excess of
  book basis ........................................       1,901        1,910
  Reserves not yet deductible for tax ...............       2,077        1,483
  Other .............................................       1,834        2,014
                                                          -------      -------
  Total deferred tax assets .........................       5,842        5,437
  Less valuation allowance ..........................         558          563
                                                          -------      -------
                                                            5,284        4,874
                                                          -------      -------
Deferred tax liabilities
  Tax in excess of book depreciation ................       7,046        6,356
  Deferred costs deducted for taxes .................       1,154        1,109
                                                          -------      -------
  Total deferred tax liabilities ....................       8,200        7,465
                                                          -------      -------
                                                          $(2,916)     $(2,591)
                                                          -------      -------
                                                          -------      -------
Classified as
  Deferred income tax benefit
  (current assets) ..................................     $ 2,488      $ 2,131
  Deferred income taxes
  (long-term liabilities) ...........................      (5,404)      (4,722)
                                                          -------      -------
                                                          $(2,916)     $(2,591)
                                                          -------      -------
                                                          -------      -------


     The valuation allowance relates to the difference in tax and book basis of land acquired in conjunction with the initial acquisition of the Company.

8.   SHAREHOLDERS' EQUITY

PUBLIC STOCK OFFERING

In the second quarter of 1996, the Company issued 2,300,000 shares of common stock at $18.00 per share. The proceeds from this offering, less underwriting and other issuance costs, of $38.5 million were used principally to reduce debt.

SHAREHOLDERS' RIGHTS PLAN

The Company adopted a shareholder rights plan in 1997 which expires in 2007. Under the plan, if a company acquires 15% or more of the Company's stock or makes a tender or other offer to do so without the approval of the Board of Directors, shareholders would have the right to purchase stock of the Company or the acquiring company at a significant discount. The Board of Directors of the Company has the right to redeem the rights for a nominal amount, to extend the period before shareholders may exercise the rights or to take other actions permitted by the plan. The rights trade with the Company's stock but do not give shareholders any voting rights. The rights plan is intended to encourage any person seeking to acquire the Company to negotiate with the Board of Directors.

STOCK OPTION PLANS

The Company has the following four stock option plans: the 1991 Senior Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan and the 1993 Non-Employee Stock Option Plan (the Stock Option Plans). A total of 1,397,000 shares of common stock have been reserved for potential grants under the Stock Option Plans. The Company accounts for these plans under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Under this opinion, compensation cost is recognized for options granted at an exercise price below the fair market value on the date the option is granted.

     Had compensation cost for these plans been determined consistent with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's 1998 net income would have been reduced on a pro forma basis by $437,000 and basic and diluted earnings per share would have been reduced on a pro forma basis by $.03. The 1997 pro forma reductions would have been a reduction in net income of $351,000 and a reduction in basic and diluted earnings per share of $.03. The 1996 pro forma reductions would have been a reduction in net income of $204,000 and a reduction in basic and diluted earnings per share of $.02.

     Because SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The 1991 Senior Management and Field Management Plan provides for the granting of options to purchase shares of the Company's common stock at exercise prices below fair market value. The difference between the exercise price and fair market value was recognized ratably over the vesting period as compensation

BUILDING MATERIALS
  22  Holding Corporation

expense and was $16,000 in 1998, $18,000 in 1997 and $68,000 in 1996. At
December 31, 1998, options to purchase 154,045 shares of the Company's common stock remain outstanding.

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

     During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options. The exercise price was equal to the fair market value of the Company's common stock on the date the options were granted. These options vest after five years or pursuant to the Company's common stock reaching certain fair market values. These options expire ten years from the date of grant, or 2007, and are included in the tables below.

     A summary of the status of the Stock Option Plans at December 31, 1998, 1997 and 1996, and changes during the years then ended is presented in the table and narrative below:


                                                      1998                         1997                          1996
                                           --------------------------   --------------------------    --------------------------
                                                     Weighted-Average             Weighted-Average              Weighted-Average
                                           Shares     Exercise Price    Shares     Exercise Price     Shares     Exercise Price
                                           -------   ----------------   -------   ----------------    -------   ----------------
Balance at beginning of the year ....      795,704      $   11.24       603,060       $   10.76       542,286       $    8.96
Options granted .....................      173,470          12.52       227,170           12.47        94,055           19.39
Options exercised ...................      (21,907)          3.05       (13,946)           4.46       (24,283)           2.44
Options forfeited ...................      (26,272)         15.00       (20,580)          15.35        (8,998)          15.27
                                           -------      ---------       -------       ---------       -------       ---------
Balance at end of the year ..........      920,995      $   11.57       795,704       $   11.24       603,060       $   10.76
                                           -------      ---------       -------       ---------       -------       ---------
                                           -------      ---------       -------       ---------       -------       ---------
Exercisable at end of the year ......      606,187      $   10.74       526,285       $    9.78       455,437       $    8.58
Weighted average fair value of
  options granted (Black-Scholes)            $6.24                        $5.93                         $9.49


     The following table summarizes information about stock options outstanding at December 31, 1998:


                                         Options Outstanding                         Options Exercisable
                          --------------------------------------------------  --------------------------------
                              Number                                              Number
                          Outstanding at  Weighted-Average                    Exercisable at
   Range of                December 31,       Remaining     Weighted-Average   December 31,   Weighted-Average
Exercise Price                 1998       Contractual Life   Exercise Price        1998        Exercise Price
                          --------------  ----------------  ----------------  --------------  ----------------
$ 1.21 to $ 5.67             252,450          2.5 Years         $ 2.95           252,450          $ 2.95
$ 8.67 to $17.00             555,315          7.7                13.26           266,287           13.97
$19.50 to $29.75             113,230          6.7                22.49            87,450           23.37
                             -------          ---------         ------           -------          ------
$ 1.21 to $29.75             920,995          6.1               $11.57           606,187          $10.74
                             -------          ---------         ------           -------          ------
                             -------          ---------         ------           -------          ------


     Beginning in 1995, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: risk-free interest rates of 5.5%, 6.0% and 6.2%, respectively; estimated lives of 6 years, 6 years and 5.7 years, respectively; and expected stock price volatility of 42.7%, 38.0% and 41.2%, respectively.

9.   RETIREMENT PLANS

The Company has a savings and retirement plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their earnings to a trust, i.e. a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees and a percentage of net income for the period. The Company's contributions are charged against operations and were $2,402,000 in 1998, $1,449,000 in 1997 and $1,274,000 in 1996.

     In 1993, the Company established a supplemental retirement plan for selected key management employees and directors. The cost is based on the Company achieving certain operating earnings levels. Pursuant to this plan, the Company charged operations for $645,000 in 1998, $606,000 in 1997 and $638,000 in 1996. In 1994, the Company purchased Company-owned life insurance in order to have a funding mechanism for this plan. Retirement payments will be paid to the participants or their beneficiaries over a 15-year period subsequent to retirement or death.

     The Company does not provide any other postretirement benefits for its employees.

10.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $6,503,000 in 1998, $5,180,000 in 1997 and $4,162,000
in 1996. Certain of the leases
are noncancellable and have minimum lease payment requirements of $5,672,000 in 1999, $4,698,000 in 2000, $3,429,000 in 2001, $2,025,000 in 2002 and $1,350,000
in 2003.

LEGAL PROCEEDINGS

The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

11.  OTHER DATA

Other income consisted of the following (in thousands):


                                             1998         1997         1996
                                            -------      -------      -------
Interest income, primarily
  from outstanding
  accounts receivable .................     $   923      $ 1,530      $ 1,351
(Loss) gain on sale of assets .........         (91)         466          449
Other income (expense) ................         262         (114)        (532)
                                            -------      -------      -------
                                            $ 1,094      $ 1,882      $ 1,268
                                            -------      -------      -------
                                            -------      -------      -------



     Changes in working capital items, net of acquisitions, in the statement of cash flows were as follows (in thousands):


                                             1998          1997          1996
                                           --------      --------      --------
Decrease (increase) in receivables ....    $    733      $ (3,064)     $   (472)
Decrease (increase) in inventories ....       5,974         9,452        (7,103)
Decrease (increase) in
  prepaid expenses ....................       1,213        (1,484)         (593)
Increase in accounts payable
  and accrued expenses ................       8,868        10,655         4,856
                                           --------      --------      --------
                                           $ 16,788      $ 15,559      $ (3,312)
                                           --------      --------      --------
                                           --------      --------      --------


12.  FINANCIAL INSTRUMENTS

The book value compared with the fair value of financial instruments at December 31, were as follows (in thousands):


                                      1998                      1997
                              ---------------------     ---------------------
                               Book         Fair         Book         Fair
                               Value        Value        Value        Value
                              --------     --------     --------     --------
Long-term debt:
  Variable rate debt ....     $ 42,415     $ 42,415     $ 34,710     $ 34,710
  Fixed rate debt .......       75,390       79,713       79,850       82,426
                              --------     --------     --------     --------
                              $117,805     $122,128     $114,560     $117,136
                              --------     --------     --------     --------
                              --------     --------     --------     --------


     The book values of cash and cash equivalents, accounts receivable, accounts payable and variable interest rate long-term debt approximated fair value due to either the short-term maturities or current variable interest rates of these instruments.

     The fair value of fixed rate debt has been estimated based upon the discounted cash flows using the Company's incremental rate of borrowing for similar debt. During the years ended December 31, 1998 and 1997, the Company had no derivative financial instruments.

13.  RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

Operating results by quarter for 1998 and 1997 were as follows (dollars in thousands, except per share amounts):


                            First            Second            Third             Fourth
                          --------          --------          --------          --------

1998
  NET SALES............   $183,631          $226,017          $249,757          $217,875
  GROSS PROFIT.........     43,965            54,604            61,108            54,481
  INCOME FROM
  OPERATIONS...........      3,902            10,532            13,565             7,124
  NET INCOME...........        850             4,754             6,723             2,822
  NET INCOME
  PER DILUTED
  COMMON SHARE(1)......        .07               .38               .53               .22
COMMON STOCK PRICES:
  HIGH.................   $     13 5/8      $     14 7/8      $     14 7/16     $     13 1/16
  LOW..................         10 5/8            11 1/2            10 1/2             9 5/16
1997
  Net sales............   $146,769          $190,616          $201,950          $188,730
  Gross profit.........     34,290            43,487            46,437            44,196
  Income from
  operations...........      2,841             8,082             9,207             4,227
  Net income...........        456             3,460             4,212             1,365
  Net income
  per diluted
  common share(1)......        .04               .29               .35               .11
Common stock prices:
  High.................  $     14 5/16     $     13 7/8       $    13 1/4           $13 1/2
  Low..................         11 1/2            10 3/4            11 1/16           10 1/4



(1) NET INCOME PER SHARE CALCULATIONS ARE BASED ON THE AVERAGE COMMON SHARES OUTSTANDING FOR EACH PERIOD PRESENTED. ACCORDINGLY, THE TOTAL OF THE PER SHARE FIGURES FOR THE QUARTERS MAY NOT EQUAL THE PER SHARE FIGURE REPORTED FOR THE YEAR.

BUILDING MATERIALS
 24  HOLDING CORPORATION
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Building Materials Holding Corporation:

We have audited the accompanying consolidated balance sheets of Building Materials Holding Corporation (a Delaware corporation) and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the

PUBLIC ACCOUNTANTS

overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Building Materials Holding Corporation and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/S/ ARTHUR ANDERSEN LLP
-----------------------------

Boise, Idaho
January 25, 1999