Form 10-K, Exhibit 13
period 1999-12-31
BUILDING MATERIALS HOLDING CORP
filed 2000-03-30
CIK 1046356

FINANCIAL REVIEW
                                          Building Materials Holding Corporation

This financial review covers management's discussion and analysis of consolidated financial condition and operating results and should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Annual Report.

RESULTS OF OPERATIONS

The following table sets forth for the years ended December 31, 1999, 1998 and 1997, the percentage relationship to net sales of certain costs, expenses and income items.

---------------------------------------------------------------------
                                           1999      1998     1997
---------------------------------------------------------------------
Net sales .........................        100.0%    100.0%   100.0%
Gross profit ......................         25.0      24.4     23.1
Selling, general and
  administrative expense ..........         20.7      20.5     20.0
Other income ......................          0.2       0.1      0.3
Income from operations ............          4.5       4.0      3.4
Equity in earnings of
  unconsolidated subsidiaries......          0.5        --       --
Interest expense ..................          1.3       1.2      1.2
Income taxes ......................          1.4       1.1      0.9
Extraordinary item ................         (0.3)       --       --
Net income ........................          2.0       1.7      1.3
---------------------------------------------------------------------


1999 COMPARED WITH 1998

Net sales for 1999 were $1.0 billion, a 14.8% increase over net sales of $877.3 million in 1998. Sales in 1999 were positively affected by favorable overall economic conditions, including strong employment levels and consumer confidence. Acquisitions of building materials centers and value-added facilities that occurred in 1998 and 1999 contributed a 5.3% increase to net sales in 1999. Sales at facilities that operated for at least nine months of the year in both 1998 and 1999 increased 13.5%. This same-store sales increase is largely due to the shift in our focus toward value-added products that attract new customers and gives us the opportunity to increase our total sales per building permit. Value-added products accounted for $348.6 million, or 34.6% of net sales in 1999, an increase from $275.9 million, or 31.4% of net sales in 1998.

      Gross profit increased to $252.0 million, or 25.0% of net sales in 1999 from $214.2 million, or 24.4% of net sales, in 1998, primarily as a result of a positive effect of the increased mix of higher-margin, value-added products such as pre-hung doors, millwork, roof trusses and pre-assembled windows and higher commodity wood product prices.

      Selling, general and administrative ("SG&A") expenses increased to $208.8 million, or 20.7% of net sales, in 1999 from $180.1 million, or 20.5% of net sales, in 1998. This increase as a percentage of net sales was due primarily to higher costs associated with expanding value-added sales and costs associated with integrating new operating units acquired in the fourth quarter of 1998 and the full year of 1999. In addition, low unemployment and a tight labor market resulted in higher wage costs in 1999 in an effort to attract and retain high quality employees.

      Other income increased primarily from a gain on the sale of equipment and three centers located in Texas of $1,384,000. This was partially offset by costs of $768,000, related to a postponed private placement of subordinated debt.

      Equity in earnings of unconsolidated subsidiaries increased to $5.0 million, net of amortization of goodwill, after the completion of an investment of a 49% interest in Knipp Brothers Industries, LLC, a framing company, and KBI Distribution, LLC, a lumber yard, during 1999.

      Interest expense increased to $13.2 million, or 1.3% of net sales in 1999 from $10.2 million, or 1.2% of net sales in 1998. The increase was due primarily to an increase in interest rates and average debt outstanding. Average debt outstanding was $156.2 million in 1999 compared with $121.9 million in 1998. Average interest rates on variable rate debt were approximately 7.6% for 1999 compared with 6.8% for 1998. Increased average debt outstanding resulted primarily from higher working capital requirements resulting from increased sales activity and from financing acquisitions made in 1999.

      The provision for income taxes increased to $14.4 million in 1999 from $9.8 million in 1998. The increase in the provision for income taxes resulted primarily from increased income from operations in 1999 as compared with the prior year. In 1999, our tax rate decreased to 38.5% from 39.2% in 1998. This was primarily due to a decrease in our state income taxes.

      The Company entered into a new senior secured credit facility and used the net proceeds to repay amounts borrowed under its prior senior credit facility, two outstanding series of senior notes and a promissory note issued in connection with an acquisition. Upon repayment of the senior notes, the Company paid a redemption premium and wrote-off related deferred financing costs, the aggregate of which is reflected as an extraordinary charge that reduced 1999 earnings by $3.4 million, or $0.26 per diluted share, net of tax.

1998 COMPARED WITH 1997

Net sales for 1998 were $877.3 million, a 20.5% increase over net sales of $728.1 million in 1997. Acquisitions of building materials centers and value-added facilities which occurred in 1997 and 1998 contributed a 14.5% increase to net sales in 1998. Same-store sales increased 8.1%.

      Gross profit increased to $214.2 million, or 24.4% of net sales in 1998 from $168.4 million, or 23.1% of net sales, in 1997, primarily as a result of the increased mix of higher-margin, value-added products such as pre-hung doors, millwork, roof trusses and pre-assembled windows. These value-added products accounted for $275.9 million, or 31.4% of net sales in 1998, an increase from $176.0 million, or 24.2% of net sales in 1997.

      SG&A expenses, increased to $180.1 million, or 20.5% of net sales, in 1998 from $145.9 million, or 20.0% of net sales, in 1997. This increase as a percentage of net sales was due primarily to lower prices for wood products which decreased sales and thereby increased SG&A as a percent of sales, higher costs associated with expanding value-added sales, and costs associated with integrating new operating units. In addition, low unemployment and a tight labor market resulted in higher wage costs in 1998 in an effort to attract and retain high quality employees.

      Although consistent as a percent of sales, interest expense increased to $10.2 million in 1998 from $8.7 million in 1997. The increase was due primarily to an increase in average debt outstanding. Average debt outstanding was $121.9 million in 1998 compared with $99.0 million in 1997. Average interest rates on variable rate debt were approximately 6.8% for 1998 compared with 6.9% for 1997. Increased average debt outstanding resulted primarily from higher working capital requirements as a result of increased sales and from acquisitions made in late 1997 and 1998.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary need for capital resources is to fund future growth and capital expenditures, as well as to finance its working capital needs which have been increasing as the Company has grown in recent years. Capital resources have primarily consisted of cash flows from operations and incurrence of debt.

OPERATIONS

In 1999, operations provided $14.6 million in cash, compared with $44.8 million in 1998, a decrease of $30.2 million due primarily to changes in accounts receivable, inventories, prepaid expenses and accounts payable and accrued expenses. Net working capital was $139.3 million at the end of 1999, compared with $116.7 million at the end of 1998. The increase in working capital was primarily the result of higher sales activity over 1998 levels. Receivables, net, increased $18.0 million, or 19.6% compared to the prior year, however $6.8 million of this increase was attributable to locations acquired in 1999.

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

CAPITAL INVESTMENT AND ACQUISITIONS

Capital expenditures, exclusive of acquisitions, were $27.4 million in 1999 and $19.6 million in 1998 and $13.3 million in 1997. The principal property and equipment expenditures included purchases of additional property and expansion of existing building materials centers and value-added facilities.

      In 1999, cash used for acquisitions and equity investments totaled $41.9 million. During 1999, the Company completed four transactions, including nine value-added facilities and two equity-basis investments.

      In 1998, cash used for acquisitions  totaled $24.3 million, as the Company
completed  eight  acquisitions.   These  acquisitions  included  three  building
materials centers and eleven value-added facilities.

FINANCING

Net cash provided by financing activities was $44.5 million in 1999 compared to $1.7 million of cash used in 1998. The Company utilized its available borrowing capacity to finance its growth during 1999.

      The Company's borrowing capacity under its new revolving credit facility is currently $125 million. Borrowings under the agreement bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. The agreement expires in 2004. At year-end the Company had $54.8 million of unborrowed capacity under this agreement. Borrowings under the revolver increased to $70.2 million at year-end 1999 from $42.4 million at year-end 1998 primarily due to increased borrowings needed to complete the Company's 1999 acquisitions and equity-basis investments.

      The agreements related to these borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and limitations on capital expenditures, among certain other restrictions. The Company is currently in compliance with these covenants and conditions.

      In the third quarter of 1998, the Company filed a shelf registration with the Securities and Exchange Commission to register 2,000,000 shares of common stock. These shares may be issued from time to time in connection with future business combinations, mergers and/or acquisitions.

      Based on the Company's ability to generate cash flow from operations, its borrowing capacity under the revolver and its access to equity markets, the Company believes it will have sufficient capital to meet its anticipated needs.

DISCLOSURES OF CERTAIN MARKET RISKS

The Company experiences changes in interest expense when market interest rates change. Changes in the Company's debt could also increase these risks. Previously, the Company has managed its exposure to market interest rate changes through periodic refinancing of its variable rate debt with fixed rate term debt obligations. Based on average debt outstanding at December 31, 1999, a 25 basis point increase in interest rates would result in approximately $434,000 of additional interest costs.

      Commodity wood products, including lumber and panel products, currently account for approximately 44% of the Company's net sales. Prices of commodity wood products, which are subject to significant volatility, could directly affect the Company's net sales. The Company does not utilize any derivative financial instruments.

QUARTERLY RESULTS AND SEASONALITY

The Company's first and fourth quarters historically are adversely affected by weather patterns in the Company's markets which result in decreases in levels of building and construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period as a consequence of the impact of various other factors, including general economic conditions, commodity wood product prices, interest rates, building permit activity, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional contractors.

      The composition and level of working capital typically change during periods of increasing sales as the Company carries more inventories and receivables. Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak building and construction season. These increases historically have resulted in negative operating cash flows during this peak season, which generally have been financed through the revolving credit agreement. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. The Company believes it will continue to generate positive annual cash flows from operating activities.

NEW ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is required to adopt this statement in the first quarter of 2001 and based on the Company's present and historic use of derivative instruments the adoption of this Statement is not expected to have a material impact on the Company's consolidated results of operations, financial condition, or cash flows.

OUTLOOK

The Company's financial performance could be negatively impacted by any adverse economic changes in the Company's geographic market areas. The building materials industry has seen considerable cyclicality in the past. The Company's operations have been subject to substantial fluctuations from period to period, as a reflection of these changes in general economic conditions, commodity wood product prices, building permit activity, interest rates, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional contractors and homeowners. These factors may have a more significant impact on the Company, which derives a significant percentage of its net sales from professional contractors, than on those building supply companies which target a broad range of retail customers. The Company expects that fluctuations from period to period will continue in the future.

      Additionally, the Company's results of operations throughout the year are impacted by the weather in the states in which the Company has operations. The Company's financial performance could be negatively impacted by poor weather, which historically has affected building activity levels in the Company's market areas in the first and fourth quarters. Commodity wood products, including lumber and panel products, currently account for approximately 44% of the Company's net sales. Prices of commodity wood products, which are subject to significant volatility, directly affect the Company's sales, and future declines in commodity wood prices could adversely impact the Company's results of operations.

      Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed in detail above or in the Company's Form 10-K for the fiscal year ended December 31, 1999. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.

                                               CONSOLIDATED STATEMENTS OF INCOME
                                          Building Materials Holding Corporation

                                                                                        For the years ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                          1999           1998          1997
---------------------------------------------------------------------------------------------------------------------------
Net sales ......................................................................   $ 1,007,108    $   877,280   $   728,065
Cost of sales ..................................................................       755,137        663,122       559,655
---------------------------------------------------------------------------------------------------------------------------
Gross profit ...................................................................       251,971        214,158       168,410
Selling, general and administrative expense ....................................       208,775        180,129       145,935
Other income ...................................................................         2,466          1,094         1,882
---------------------------------------------------------------------------------------------------------------------------
Income from operations .........................................................        45,662         35,123        24,357
Equity in earnings of unconsolidated companies, net of amortization ............         4,978             --            --
Interest expense ...............................................................        13,184         10,218         8,666
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item ..............................        37,456         24,905        15,691
Income taxes ...................................................................        14,421          9,756         6,198
---------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item ...............................................        23,035         15,149         9,493
Extraordinary item, net of tax .................................................        (3,352)            --            --
---------------------------------------------------------------------------------------------------------------------------
Net income .....................................................................   $    19,683    $    15,149   $     9,493
===========================================================================================================================
Income before extraordinary item per common share:
  Basic ........................................................................   $      1.82    $      1.21   $      0.80
  Diluted ......................................................................   $      1.80    $      1.20   $      0.78

Net income per common share:
  Basic ........................................................................   $      1.55    $      1.21   $      0.80
  Diluted ......................................................................   $      1.54    $      1.20   $      0.78

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Building Materials Holding Corporation

                                                                                At December 31,
------------------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                                      1999       1998
------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash ...................................................................   $  7,452   $  8,264
  Receivables, net .......................................................    110,123     92,113
  Inventories ............................................................     80,679     78,746
  Deferred income tax benefit ............................................      2,781      2,488
  Prepaid expenses .......................................................      7,652      2,355
------------------------------------------------------------------------------------------------
    Total current assets .................................................    208,687    183,966
Property, plant and equipment, net .......................................    153,598    139,585
Equity investments in unconsolidated companies ...........................     30,762         --
Goodwill, net ............................................................     47,477     43,903
Deferred loan costs ......................................................      4,873        914
Other ....................................................................      4,722      5,613
------------------------------------------------------------------------------------------------
Total assets .............................................................   $450,119   $373,981
------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt ......................................   $  3,200   $     --
  Accounts payable and accrued expenses ..................................     66,204     67,222
------------------------------------------------------------------------------------------------
    Total current liabilities ............................................     69,404     67,222
Long-term debt, net of current portion ...................................    170,547    117,805
Deferred income taxes ....................................................      5,124      5,404
Other long-term liabilities ..............................................      4,934      3,300
Shareholders' equity
  Common stock, $.001 par value, 20,000,000 shares authorized;
    12,679,686 and 12,652,298 shares outstanding, respectively............         13         13
Additional paid-in capital ...............................................    108,433    108,256
Retained earnings ........................................................     91,664     71,981
------------------------------------------------------------------------------------------------
  Total shareholders' equity .............................................    200,110    180,250
Total liabilities and shareholders' equity ...............................   $450,119   $373,981
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                          Building Materials Holding Corporation

                                                                    Additional
                                                 Common Stock        Paid-In     Retained
(AMOUNTS IN THOUSANDS)                         Shares     Amount     Capital     Earnings      Total
------------------------------------------------------------------------------------------------------
Balance, December 31, 1996 ..............      11,825   $      12   $  97,731   $  47,345    $ 145,088
  Net income ............................          --          --          --       9,493        9,493
  Accretion of redeemable preferred stock          --          --          --          (6)          (6)
  Stock issued for acquisitions .........         492          --       6,300          --        6,300
  Stock options exercised and other .....          14          --          76          --           76
------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 ..............      12,331          12     104,107      56,832      160,951
  Net income ............................          --          --          --      15,149       15,149
  Stock issued for acquisitions .........         299          --       4,000          --        4,000
  Stock options exercised and other .....          22           1         149          --          150
------------------------------------------------------------------------------------------------------
Balance, December 31, 1998 ..............      12,652          13     108,256      71,981      180,250
  Net income ............................          --          --          --      19,683       19,683
  Stock options exercised and other .....          28          --         177          --          177
------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 ..............      12,680   $      13   $ 108,433   $  91,664    $ 200,110
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Building Materials Holding Corporation

                                                                                          For the years ended December 31,
--------------------------------------------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS)                                                                     1999        1998         1997
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income .........................................................................   $  19,683    $  15,149    $   9,493
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization ....................................................      14,149       12,955       11,009
  Deferred income taxes ............................................................        (573)        (137)        (117)
  Loss (gain) on sales of assets and location centers ..............................      (1,403)          91         (466)
  Equity in earnings of unconsolidated subsidiaries, net of amortization ...........      (4,978)          --           --
  Distributions received from unconsolidated subsidiaries ..........................       2,496           --           --
  Extraordinary item, write-off of deferred financing costs ........................         663           --           --
Changes in assets and liabilities, net of effects of acquisitions and location sales
  Receivables, net .................................................................     (12,418)         733       (3,064)
  Inventories ......................................................................      (2,419)       5,974        9,452
  Prepaid expenses .................................................................      (5,287)       1,213       (1,484)
  Accounts payable and accrued expenses ............................................         662        8,868       10,655
  Other assets .....................................................................       2,409          (34)      (1,350)
  Other long-term liabilities ......................................................       1,633            3        1,212
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities ..........................................      14,617       44,815       35,340
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment ................................................     (27,380)     (19,595)     (13,289)
Acquisitions, net of cash acquired .................................................     (15,779)     (24,330)     (40,231)
Equity investments in unconsolidated subsidiaries ..................................     (26,093)          --           --
Proceeds from sale of building materials centers, net of cash sold .................       6,680           --           --
Proceeds from dispositions of property and equipment ...............................       4,152          909        1,450
Investments in preferred stock .....................................................      (1,000)          --           --
Other, net .........................................................................        (511)          --           --
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities ..............................................     (59,931)     (43,016)     (52,070)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing under term note ..........................................................     100,000           --           --
Net borrowings under revolving credit agreements ...................................      27,792        7,705       20,630
Principal payments of unsecured senior notes .......................................     (66,667)      (9,457)        (561)
Principal payments of other notes payable ..........................................      (8,723)          --           --
Deferred financing costs ...........................................................      (4,963)          --           --
Decrease in book overdrafts ........................................................      (3,112)          --           --
Redemption of preferred stock ......................................................          --           --       (2,000)
Other, net .........................................................................         175           40         (228)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities ................................      44,502       (1,712)      17,841
--------------------------------------------------------------------------------------------------------------------------
Net change in cash .................................................................        (812)          87        1,111
Cash, beginning of year ............................................................       8,264        8,177        7,066
--------------------------------------------------------------------------------------------------------------------------
Cash, end of year ..................................................................   $   7,452    $   8,264    $   8,177
--------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information
  Cash paid during the year for:
    Interest, net of amounts capitalized ...........................................   $  13,294    $  10,389    $   8,353
    Income taxes ...................................................................   $  21,314    $   6,068    $   5,567

The accompanying notes are an integral part of these consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          Building Materials Holding Corporation

1. ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL STRUCTURE AND NATURE OF OPERATIONS

On September 23, 1997, Building Materials Holding Corporation ("BMHC") was formed to provide its predecessor, BMC West Corporation ("BMC West"), with a holding company organizational structure that can accommodate future growth from internal operations, acquisitions or joint ventures, broaden the alternatives available for future financing and generally provide for greater administrative and operational flexibility. BMC West's outstanding capital stock was converted, on a share for share basis, into capital stock of Building Materials Holding Corporation. BMHC's common stock is listed on the Nasdaq National Market under the symbol BMHC.

      BMHC operates two wholly-owned subsidiaries--BMC West Corporation and BMHC Framing, Inc. BMC West is a regional provider of building materials and services in the United States, selling primarily to professional contractors and builders, as well as to project-oriented consumers (including professional repair and remodel contractors hired by them); through 53 building materials centers and value-added facilities, located throughout the Western and South Central United States. BMC West provides value-added conversion products, which include pre-hung doors, roof and floor trusses and pre-assembled windows and lumber pre-cut to meet customer specifications. BMHC Framing, Inc., owns a 49% equity interest in Knipp Brothers Industries, LLC, ("Industries") a framing contractor in Arizona and Nevada, and a 49% equity interest in KBI Distribution, LLC ("Distribution"), a provider of building materials in Arizona.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of BMHC and its wholly-owned subsidiaries (the "Company"). The equity method of accounting is used for investments in which the Company has significant influence. All significant intercompany balances and transactions are eliminated in consolidation.

RECLASSIFICATIONS

Certain reclassifications have been made to amounts reported in prior periods, none of which affect the Company's financial position, results of operations, or cash flows.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

      The Company reviews the recoverability of all long-lived assets including goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of any impairment is based primarily on the ability to recover the cost of long-lived assets from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment existed at December 31, 1999 and 1998.

CASH AND CASH EQUIVALENTS

Cash represents amounts on deposit with high-credit-quality financial institutions and such balances may, at times, exceed FDIC limits. The Company considers all highly liquid investments that have a maturity of three months or less at the date of purchase to be cash equivalents.

INVENTORIES

Inventories consist principally of materials purchased for resale and are stated at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and depreciated using the straight-line method. The estimated useful lives are ten to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to ten years for handling and delivery equipment.

      Major additions and improvements including interest costs, are capitalized while maintenance and repairs that do not extend the useful life of the property are expensed as incurred. Gains and losses from dispositions of property, plant and equipment are included in the Company's consolidated statement of income in other income.

DEFERRED LOAN COSTS

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method for the Company's term notes and the straight-line method for the Company's revolving credit facility. Interest expense includes amortization of deferred loan costs of $341,000, $410,000 and $315,000 in 1999, 1998 and 1997,
respectively.

GOODWILL

Goodwill is amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill was $5,460,000 and $3,840,000 at December 31, 1999 and 1998, respectively.

OTHER ASSETS

Other assets consist of cash surrender values on Company owned life insurance, a preferred stock investment accounted for at historical cost, non-compete agreements arising from acquisitions and trade rebates receivable from cooperative supplier organizations.

      The non-compete agreements are amortized over the life of the related agreements (two to five years).

REVENUE RECOGNITION

Revenues are recognized when title to the goods passes to the buyer, which is generally at the time of delivery.

STOCK COMPENSATION

The Company records compensation expense associated with awards of stock using the intrinsic method rather than the fair value method.

ADVERTISING

Advertising costs are expensed when incurred. During 1999, 1998 and 1997 advertising expense was $1,964,000, $1,953,000 and $2,200,000, respectively.

NEW ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at their fair value. The Company is required to adopt this Statement in the first quarter of 2001 and based on the Company's present and historic use of derivative instruments the adoption of this Statement is not currently expected to have a material impact on the Company's consolidated results of operations, financial condition, or cash flows.

2.    EXTRAORDINARY ITEM

During the fourth quarter of 1999, the Company repaid its unsecured senior subordinated notes prior to maturity. In connection with this early retirement, the Company wrote off $663,000 of related deferred loan costs and paid a makewhole premium of $4,788,000. These costs are included in the 1999 consolidated statement of income as an extraordinary item, net of a $2,099,000 tax benefit.

3. ACQUISITIONS

Businesses acquired are accounted for using the purchase method of accounting. Under this accounting method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill. Operating results of the acquired businesses are included in the consolidated statements of income from the date of acquisition.

      In 1999, the Company completed three acquisitions involving six value-added facilities located in Colorado, Montana, Nevada and Texas. The aggregate purchase price was $19,319,000, consisting of $15,779,000 in cash and a note payable for $3,540,000, net of discount. The issuance of the note payable is considered a non-cash transaction for purposes of the consolidated statement of cash flows.

      The following summarized unaudited pro forma results of operations assume the 1999 acquisitions occurred as of the beginning of 1999 and 1998. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future. (in thousands, except per share data).

                                              Unaudited
---------------------------------------------------------------------
                                          1999        1998
---------------------------------------------------------------------

Net sales .........................   $1,037,304   $  908,886
Income before extraordinary item ..       25,516       17,333
Net income ........................       22,164       17,333
Income before extraordinary item
  per diluted common share ........         1.99         1.37
Net income per diluted common share         1.73         1.37

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

      The following summarized unaudited pro forma results of operations assume the 1998 acquisitions occurred as of the beginning of 1998 and 1997. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future. (in thousands, except share data.)

                                         Unaudited
---------------------------------------------------------
                                      1998          1997
---------------------------------------------------------
Net sales ......................   $920,140      $796,448
Net income .....................     15,313         9,656
Per diluted common share........       1.20           .78

4. RECEIVABLES

Receivables consisted of the following at December 31, (in thousands):

---------------------------------------------------------
                                      1999         1998
---------------------------------------------------------

Trade receivables ..............   $ 106,965    $  90,968
Other ..........................       5,415        3,207
Allowance for returns, discounts
  and doubtful accounts ........      (2,257)      (2,062)
---------------------------------------------------------
                                   $ 110,123    $  92,113
---------------------------------------------------------

      No one customer exceeds 2% of net sales. Because the customers are dispersed among the Company's various markets, its credit risk to any one customer or state economy is not significant. The Company performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts when events or circumstances indicate that collection is doubtful.

5.    EQUITY INVESTMENTS

In May 1999, the Company completed the investment of a 49% interest in Industries, a framing company with operations in Phoenix and Tucson, Arizona and Las Vegas, Nevada. The total cost was $28,293,000 consisting of $26,093,000 in cash and $2,200,000 from various assets of its Phoenix operation. The Company has the right to acquire the remaining 51% interest in Industries and the 51% owner has a corresponding right to require the Company to purchase its 51% ownership after five years.

      In December 1999, Industries contributed the net assets and liabilities of its lumberyard operation to Distribution in consideration for a 100% ownership interest, which was subsequently distributed to the members of Industries in proportion to their respective ownership interest in Industries.

      Summarized   1999  combined   financial   information   of  the  Company's
equity-basis  unconsolidated companies follows (in thousands):

Income statement information:
  Net sales ...............................................   $ 101,354
  Income from operations ..................................   $   1,298

  Net income ..............................................   $   1,478
  Other members' share of net income ......................        (754)
-----------------------------------------------------------------------
  Company's share of net income ...........................         724
  Other income allocations, net of amortization of goodwill       4,254
-----------------------------------------------------------------------
  Equity in earnings of unconsolidated companies ..........   $   4,978
-----------------------------------------------------------------------
Financial position information:
  Current assets ..........................................   $  29,569
  Noncurrent assets .......................................   $   5,444
  Total liabilities (current) .............................   $   6,639

  Members' capital ........................................   $  28,374
  Other members' share of capital .........................     (14,471)
-----------------------------------------------------------------------
  Company's share of capital ..............................      13,903
  Goodwill ................................................      16,859
-----------------------------------------------------------------------
  Equity investments in unconsolidated companies ..........   $  30,762
-----------------------------------------------------------------------

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, (in thousands):

----------------------------------------------------------------
                                              1999        1998
----------------------------------------------------------------

Land ..................................   $  39,337    $  38,794
Buildings and improvements ............      80,414       76,018
Machinery and fixtures ................      38,391       30,725
Handling and delivery equipment........      34,573       30,812
Construction in progress ..............      11,097        6,915
----------------------------------------------------------------
                                            203,812      183,264
Less accumulated depreciation .........     (50,214)     (43,679)
----------------------------------------------------------------
                                          $ 153,598    $ 139,585
----------------------------------------------------------------

      Interest of $221,000, $94,000 and $0 has been capitalized during 1999, 1998 and 1997, respectively. Depreciation expense was $11,779,000, $10,484,000 and $9,055,000 in 1999, 1998 and 1997, respectively.

      At December 31, 1999 the Company had $7,658,000 of land and buildings and improvements held for sale.

      In December 1999, the Company sold three of its centers (located in Fredericksburg, Marble Falls and Shiner, Texas) to Parker Lumber and recorded a gain of $1,384,000.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, (in thousands):

-------------------------------------------------------------------------------
                                                             1999       1998
-------------------------------------------------------------------------------
Trade accounts payable ...............................   $  33,583    $  30,209
Book overdrafts ......................................      12,188       15,300
Accrued compensation .................................      10,966        8,937
Sales tax payable ....................................       4,114        3,734
Income taxes payable .................................          --        3,607
Other ................................................       5,353        5,435
-------------------------------------------------------------------------------
                                                         $  66,204    $  67,222
-------------------------------------------------------------------------------


8. DEBT

Debt consisted of the following at December 31, (in thousands):

-------------------------------------------------------------------------------
                                                                      1999
-------------------------------------------------------------------------------

Term note .....................................................   $ 100,000
Revolving credit facility .....................................      70,207
Non-interest bearing term note, net of related
  discount of $1,460 ..........................................       3,540
-------------------------------------------------------------------------------
                                                                    173,747
Less current portion ..........................................      (3,200)
-------------------------------------------------------------------------------
                                                                  $ 170,547
-------------------------------------------------------------------------------

      During the fourth quarter of 1999, management entered into a new senior credit facility which included a revolving credit facility of $125,000,000 and a term note of $100,000,000. The financing was arranged through Bank of America, N.A., as administrative agent, and nine other banks. The facility was used to repay the Company's 8.10% and 9.18% unsecured senior notes and other debt and will be available to fund future acquisitions.

      Under the existing revolving credit facility, the Company has the ability to borrow up to $125,000,000 due 2004. Borrowings under the revolver bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. A fee of .375% to .50% per annum is charged on the unused portion. At December 31, 1999 the Company had $54,793,000 of unborrowed capacity under this agreement. The $100,000,000 term note is due 2004 and bears interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%.

      The term note and revolving credit facility are both secured by the following assets: all accounts, chattel paper, deposit accounts, documents, equipment, general intangibles, pledged collateral, inventory, books, letter of credit proceeds and deeds of trust on certain real property.

      The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to capitalization; consolidated net worth; and coverage ratio which includes earnings before interest, taxes, depreciation and amortization (EBITDA) and limitations on capital expenditures, among certain other restrictions. At December 31, 1999, the Company was in compliance with these covenants and conditions.

      In connection with a 1999 acquisition, the Company issued a $5,000,000 non-interest bearing five-year term note to the previous owner as partial consideration for the purchase. The note has been recorded assuming a 15% effective interest rate resulting in a discount of $1,460,000 at December 31, 1999. Under the terms of the note, principal payments are due beginning 2004; however, accelerated payments may be due based on the operating results of the acquired facilities during each of the next five years. The Company has discounted its principal payments for this note based on estimates of the operating results of the acquired business.

      The  scheduled   principal  payments  of  debt  are  $3,200,000  in  2000,
$10,800,000 in 2001,  $12,150,000 in 2002,  $16,000,000 in 2003 and $131,597,000
in 2004.

9. PREFERRED STOCK

BMHC has 2,000,000 shares of preferred stock authorized but not currently issued.

      In 1987, BMC West authorized and issued 50,000 shares of Class B preferred stock with a total mandatory redemption requirement of $5,000,000 due $1,000,000 annually through 1996 and $2,000,000 in 1997. As of December 31, 1996, 20,000
shares of Class B preferred stock were outstanding. During 1997, these remaining shares were redeemed for $2,000,000.

10. STOCK PURCHASE AND INCENTIVE PLANS

Shareholders' Rights Plan

BMHC adopted a shareholder rights plan which expires in 2007. Under the plan, if a company acquires 15% or more of BMHC's stock or makes a tender or other offer to do so without the approval of the Board of Directors, shareholders would have the right to purchase stock of BMHC or the acquiring company at a significant discount. The Board of Directors of BMHC has the right to redeem the rights for a nominal amount, to extend the period before shareholders may exercise the rights or to take other actions permitted by the plan. The rights trade with BMHC's stock but do not give shareholders any voting rights. The rights plan is intended to encourage any person seeking to acquire BMHC to negotiate with the Board of Directors.

Cash Equity Plan

On April 1, 1999, BMHC adopted a Cash Equity Plan to provide incentive for key management employees. The awards vest after three years from the date of grant and expire after five years. Each unit under an award allows for an exchange for cash in the amount of the fair market value of BMHC's common stock at the date of exercise. The number of units available for grant, including those units outstanding and unexercised, cannot exceed two-percent of BMHC's common shares outstanding at any given time. During 1999, BMHC awarded 73,190 units and recognized compensation expense of $243,000. Accelerated vesting may occur if there is a change of control of BMHC, as defined in the Cash Equity Plan.

STOCK OPTION PLANS

BMHC has four stock option plans: the 1991 Senior Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan and the 1993 Non-Employee Stock Option Plan (the Stock Option Plans). A total of 1,397,000 shares of common stock have been reserved for potential grants under the Stock Option Plans.

      The 1991 Senior Management and Field Management Plan provides for the granting of options to purchase shares of BMHC's common stock at exercise prices below fair market value. At December 31, 1999, options to purchase 2,898 shares under this plan remain outstanding. Such options expire ten years from the date of grant.

      The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provide for the granting of options, at the discretion of the Board of Directors, to purchase shares of BMHC's common stock. At December 31, 1999, options to purchase 7,812 and 149,179 shares from the 1992 and 1993 plans, respectively, remain outstanding. The exercise price is equal to the fair market value of BMHC's common stock on the date the options are granted. Options vest over five years from the date of grant and expire at the end of ten years if unexercised.

      The 1993 Non-Employee Stock Option Plan is available only to nonemployee directors. Options granted under this plan have an exercise price equal to the fair market value of BMHC's common stock on the date the options are granted. At December 31, 1999, options to purchase 88,500 shares of BMHC's common stock under this plan remain outstanding. The options are exercisable after one year following the date of grant and expire at the end of ten years if unexercised.

      During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options. The exercise price was equal to the fair market value of BMHC's common stock on the date the options were granted. These options will vest in 2002, but vesting may be accelerated if BMHC's common stock reaches certain fair market values. These options expire 10 years from the date of grant, or 2007, and are included in the tables below.

      A summary of the activity of the Stock Option Plans for the years ended December 31, 1999, 1998 and 1997, is presented in the table below:


---------------------------------------------------------------------------------------------------------------------------------
                                                         1999                        1998                        1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                    Weighted                 Weighted                Weighted
                                                                     Average                  Average                 Average
                                                         Shares   Exercise Price   Shares  Exercise Price  Shares  Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of the year ..................      920,995    $   11.57      795,704    $   11.24   603,060    $   10.76
Options granted ...................................      215,750        10.42      173,470        12.52   227,170        12.47
Options exercised .................................      (27,388)        3.40      (21,907)        3.05   (13,946)        4.46
Options forfeited .................................      (34,556)       13.95      (26,272)       15.00   (20,580)       15.35
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of the year ........................    1,074,801    $   11.46      920,995    $   11.57   795,704    $   11.24
---------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of the year ....................      701,594    $   11.33      606,187    $   10.74   526,285    $    9.78
Weighted average fair value of options granted ....   $     6.56                  $   6.24               $   5.93

      The following table summarizes information about stock options outstanding at December 31, 1999:

                                              Options Outstanding                                        Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                            Number             Weighted Average                                    Number
                        Outstanding at             Remaining                                   Exercisable at
Range of                   December               Contractual           Weighted Average          December          Weighted Average
Exercise Prices            31, 1999               Life Years             Exercise Price           31, 1999           Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$ 1.21 to $ 5.67             225,062                  1.5                    $ 2.89                 225,062                $ 2.89
$ 8.67 to $17.00             741,902                  7.5                     12.43                 379,006                 13.34
$19.50 to $29.75             107,837                  5.7                     22.64                  97,526                 22.97
------------------------------------------------------------------------------------------------------------------------------------
$ 1.21 to $29.75           1,074,801                  6.0                    $11.46                 701,594                $11.33
------------------------------------------------------------------------------------------------------------------------------------

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997: risk-free interest rates of 5.4%, 5.5% and 6.0%, respectively; estimated lives of approximately 6 years, 6 years and 6 years, respectively; and expected stock price volatility of 61.6%, 42.7% and 38.0%, respectively.

      Had compensation cost for these plans been determined using the fair value method, the Company's 1999 net income would have been reduced on a pro forma basis by $617,000 and basic and diluted earnings per share would have been reduced on a pro forma basis by $0.05. The 1998 pro forma reductions would have been a reduction in net income of $437,000, and a reduction in basic and diluted earnings per share of $0.03. The 1997 pro forma reductions would have been a reduction in net income of $351,000, and a reduction in basic and diluted earnings per share of $0.03.

11.   INCOME TAXES

Income taxes for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in thousands):

--------------------------------------------------------------------------------
                                        1999       1998        1997
--------------------------------------------------------------------------------
Current income taxes
  Federal ........................   $ 13,912    $  8,853    $  5,480
  State ..........................      1,082       1,040         835
--------------------------------------------------------------------------------
                                       14,994       9,893       6,315
Deferred income taxes
  Federal ........................       (529)       (126)       (102)
  State ..........................        (44)        (11)        (15)
--------------------------------------------------------------------------------
                                         (573)       (137)       (117)
--------------------------------------------------------------------------------
                                     $ 14,421    $  9,756    $  6,198
--------------------------------------------------------------------------------

      A reconciliation of the statutory Federal income tax rate to the rate as provided in the consolidated statements of income follows:

--------------------------------------------------------------------------------
                                             1999         1998       1997
--------------------------------------------------------------------------------
Statutory rate ........................     35.0%         35.0%      35.0%
State income taxes.....................      2.4           3.0        3.4
Other .................................      1.1           1.2        1.1
--------------------------------------------------------------------------------
                                            38.5%         39.2%      39.5%
--------------------------------------------------------------------------------

Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

      The components of deferred income taxes included in the Company's year-end balance sheets were as follows (in thousands):

--------------------------------------------------------------------------------
                                                            1999       1998
--------------------------------------------------------------------------------
Deferred tax assets
  Tax basis in excess of book basis
    of acquired assets ................................   $    30    $    30
  Inventories, tax basis in excess of book basis.......     1,647      1,901
  Reserves not yet deductible for tax .................     2,663      2,077
  Other ...............................................     1,548      1,276
--------------------------------------------------------------------------------
  Total deferred tax assets ...........................     5,888      5,284
--------------------------------------------------------------------------------
Deferred tax liabilities
  Tax in excess of book depreciation ..................     7,040      7,046
  Deferred costs deducted for taxes ...................     1,191      1,154
--------------------------------------------------------------------------------
  Total deferred tax liabilities ......................     8,231      8,200
--------------------------------------------------------------------------------
                                                          $(2,343)   $(2,916)

Classified as
  Deferred income tax benefit (current assets) ........   $ 2,781    $ 2,488
  Deferred income taxes (long-term liabilities) .......    (5,124)    (5,404)
--------------------------------------------------------------------------------
                                                          $(2,343)   $(2,916)
--------------------------------------------------------------------------------

12. NET INCOME PER COMMON SHARE

Net income per common share was determined as follows (in thousands):

--------------------------------------------------------------------------------
                                             1999      1998       1997
--------------------------------------------------------------------------------
Net income ............................   $ 19,683   $ 15,149   $  9,493
Class B preferred stock accretion .....         --         --         (6)
--------------------------------------------------------------------------------
Net income available to
  common shareholders .................   $ 19,683   $ 15,149   $  9,487
--------------------------------------------------------------------------------
Weighted average shares
  outstanding used to determine
  basic net income per common share ...     12,667     12,509     11,919
Net effect of dilutive stock options(1)        125        138        218
--------------------------------------------------------------------------------
Average shares used to
  determine diluted net income
per common share ......................     12,792     12,647     12,137
--------------------------------------------------------------------------------

(1) STOCK OPTIONS OF 644,371, 493,187 AND 495,140 WERE NOT INCLUDED IN THE COMPUTATION, BECAUSE TO DO SO WOULD HAVE BEEN ANTI-DILUTIVE FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997, RESPECTIVELY.

13.   RETIREMENT PLANS

BMHC has a savings and retirement plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their earnings to a trust, i.e., a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees and a percentage of net income for the period. The Company's contributions are charged against operations and were $2,707,000 in 1999, $2,402,000 in 1998 and $1,449,000 in 1997.

      BMHC has a supplemental retirement plan for selected key management employees and directors. The contributions are based on the Company achieving certain operating earnings levels. Pursuant to this plan, the Company charged operations for $1,420,000 in 1999, $1,065,000 in 1998, and $606,000 in 1997.
BMHC has purchased company-owned life insurance in order to have a funding mechanism for this plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

      BMHC does not provide any other postretirement benefits for its employees.

14.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $6,813,000 in 1999, $6,503,000 in 1998, $5,180,000 in
1997. Certain of the leases are noncancelable and have minimum lease payment requirements of $6,143,000 in 2000, $4,487,000 in 2001, $3,179,000 in 2002,
$2,425,000 in 2003 and $1,655,000 in 2004.

LEGAL PROCEEDINGS

The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

15. FINANCIAL INSTRUMENTS

The book value compared with the fair value of financial instruments at December 31, were as follows (in thousands):

--------------------------------------------------------------------------------
                                            1999                  1998
--------------------------------------------------------------------------------
                                       Book       Fair       Book       Fair
                                       Value      Value      Value      Value
--------------------------------------------------------------------------------
Long-term debt:
  Variable rate debt...........      $167,607   $167,607   $ 42,415   $ 42,415
  Fixed rate debt .............         3,540      3,540     75,390     79,713
--------------------------------------------------------------------------------
                                     $171,147   $171,147   $117,805   $122,128
--------------------------------------------------------------------------------

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

16. BUSINESS SEGMENT AND PRODUCTS

The Company's chief operating decision makers consist of senior managers who work together to allocate resources to and assess the performance of each of the Company's individual locations.

Management believes its locations have similar operating and economic characteristics and has aggregated its operations into a single reporting segment, that being the supply and distribution of lumber and building materials to professional contractors and project oriented consumers.

      The Company's locations principally derive revenues from wood products (lumber, plywood and oriented strand board), value-added (millwork, roof and floor trusses, pre-hung doors, windows and moldings), building materials (roofing, siding, insulation and steel products) and other revenues (paint, hardware, tools, electrical and plumbing). Net sales by product for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):

--------------------------------------------------------------------------------
                                           1999        1998          1997
--------------------------------------------------------------------------------
Net sales
Wood products ......................   $  444,834   $  381,221   $  340,972
Value-added ........................      348,569      275,862      175,955
Building materials..................      136,757      136,856      138,332
Other ..............................       76,948       83,341       72,806
--------------------------------------------------------------------------------
Total revenues .....................   $1,007,108   $  877,280   $  728,065
--------------------------------------------------------------------------------

17.   RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

Operating results by quarter for 1999 and 1998 are as follows (dollars in thousands, except per share data):

--------------------------------------------------------------------------------
                              First      Second       Third     Fourth
--------------------------------------------------------------------------------
1999
  Net sales ............   $ 215,625   $ 256,005   $ 288,715   $ 246,763
  Gross profit .........      54,111      64,165      69,805      63,890
  Income from
    operations .........       6,644      14,444      18,286       6,288
  Extraordinary item ...          --          --          --      (3,352)
  Net income ...........       2,521       7,039       8,964       1,159
  Income before extra-
    ordinary item per
    diluted common
    share(1) ...........   $    0.20   $    0.55   $    0.70   $    0.35
  Net income per
    diluted common
    share(1) ...........   $    0.20   $    0.55   $    0.70   $    0.09
Common stock prices:
  High .................   $  12.625   $  12.750   $  13.313   $  11.750
  Low ..................       9.375       9.750      10.000       7.500

1998
  Net sales ............   $ 183,631   $ 226,017   $ 249,757   $ 217,875
  Gross profit .........      43,965      54,604      61,108      54,481
  Income from
    operations .........       3,902      10,532      13,565       7,124
  Net income ...........         850       4,754       6,723       2,822
  Net income per diluted
    common share(1) ....   $    0.07   $    0.38   $    0.53   $    0.22
Common stock prices:
  High .................   $  13.625   $  14.875   $  14.438   $  13.063
  Low ..................      10.625      11.500      10.500       9.313

(1) NET INCOME PER SHARE CALCULATIONS ARE BASED ON THE AVERAGE COMMON SHARES OUTSTANDING FOR EACH PERIOD PRESENTED. ACCORDINGLY, THE TOTAL OF THE PER SHARE FIGURES FOR THE QUARTERS MAY NOT EQUAL THE PER SHARE FIGURE REPORTED FOR THE YEAR.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Building Materials Holding Corporation

In our opinion, the accompanying consolidated balance sheet as of December 31, 1999 and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Building Materials Holding Corporation and its subsidiaries (the "Company") at December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Company as of December 31, 1998 and for the two years then ended were audited by other independent accountants whose report dated January 25, 1999 expressed an unqualified opinion on those statements.


/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
    PRICEWATERHOUSECOOPERS LLP


San Francisco, California
February 17, 2000