Form 10-K, Exhibit 13
period 2000-12-31
BUILDING MATERIALS HOLDING CORP
filed 2001-04-02
CIK 1046356

FINANCIAL REVIEW
                                          Building Materials Holding Corporation

     This financial review covers management's discussion and analysis of consolidated financial condition and operating results and should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this Annual Report.

RESULTS OF OPERATIONS
The following table sets forth, for the years ended December 31, 2000, 1999 and 1998, the percentage relationship to net sales of certain costs, expenses and income items.

--------------------------------------------------------------------------------
                                     2000              1999             1998
--------------------------------------------------------------------------------
Net sales ........................  100.0%            100.0%           100.0%
Gross profit .....................   26.7              25.0             24.4
Selling, general and
  administrative expense .........   22.7              20.7             20.5
Other income .....................    0.2               0.2              0.1
Income from operations ...........    4.2               4.5              4.0
Equity in earnings of
  unconsolidated companies .......    0.8               0.5               --
Interest expense .................    1.7               1.3              1.2
Income taxes .....................    1.3               1.4              1.1
Extraordinary charge .............     --              (0.3)              --
Net income .......................    1.9               2.0              1.7
================================================================================

2000 COMPARED WITH 1999

     Net sales for 2000 were $1,014.0 million, a 0.7% increase over net sales of $1,007.1 million in 1999. Sales at facilities that operated for at least nine months of the year in both 1999 and 2000 decreased 1.2%. This same-store sales decrease is primarily due to deflation of commodity wood prices. Value-added products accounted for $410.1 million, or 40.4% of net sales in 2000, an increase from $348.6 million, or 34.6% of net sales in 1999.

     Gross profit increased to $270.4 million, or 26.7% of net sales in 2000 from $252.0 million, or 25.0% of net sales, in 1999, primarily as a result of a positive effect of the increased mix of higher-margin value-added products such as pre-hung doors, millwork, roof trusses and pre-assembled windows. In addition, gross margins of our commodity wood products have increased due to the impact of the deflationary environment resulting in lower material costs.

     Selling, general and administrative ("SG&A") expense increased to $229.9 million, or 22.7% of net sales, in 2000 from $208.8 million, or 20.7% of net sales, in 1999. This increase as a percentage of net sales was due primarily to the continued deflation in prices of commodity wood products and higher costs associated with expanding value-added sales. In addition, low unemployment and a tight labor market resulted in higher wage costs in our efforts to attract and retain high quality employees in 2000.

     In 2000, other income included a $2.2 million gain on the sale of real estate in Beaverton, Oregon, offset by a $1.8 million goodwill asset impairment charge resulting from the pending sale of a business unit in Grand Junction, Colorado. Other income in 1999 included a $1.4 million gain on sales of equipment and three business units located in Texas, offset by costs of $0.8 million related to a postponed private placement of subordinated debt.

     Equity in earnings of unconsolidated companies increased to $8.4 million, net of amortization of goodwill, compared to $5.0 million in 1999. This increase is attributed to the improved profitability of the companies in which we have invested and the inclusion of equity in earnings for all of 2000 compared to only eight months in 1999.

     Interest expense increased to $17.7 million, or 1.7% of net sales in 2000 from $13.2 million, or 1.3% of net sales in 1999. The increase was due primarily to increases in interest rates and average debt outstanding. Average debt outstanding was $175.2 million in 2000 compared with $156.2 million in 1999. Average interest rates on variable rate debt were approximately 9.3% for 2000 compared with 7.6% for 1999. Increased average debt outstanding resulted primarily from additional financing needed during peak sales months during the year and from financing of acquisitions made in 1999 and 2000.

     The provision for income taxes decreased to $13.5 million in 2000 from $14.4 million in 1999. The decrease in the provision for income taxes resulted primarily from decreased income from operations in 2000 as compared with the prior year. In 2000, our tax rate increased to 40.7% from 38.5% in 1999. This was primarily due to the non-deductibility of the goodwill asset impairment charge for tax purposes.

1999 COMPARED WITH 1998

     Net sales for 1999 were $1,007.1 million, a 14.8% increase over net sales of $877.3 million in 1998. Sales in 1999 were positively affected by favorable overall economic conditions including strong employment levels and consumer confidence. Acquisitions of building materials centers and value-added facilities that occurred in 1998 and 1999 contributed a 5.3% increase to net sales in 1999. Sales at facilities that operated for at least nine months of the year in both 1998 and 1999 increased 13.5%. This same-store sales increase is largely due to the shift in our focus toward value-added products that attract new customers and gives us the opportunity to increase our total sales per building permit. Value-added products accounted for $348.6 million, or 34.6% of net sales in 1999, an increase from $275.9 million, or 31.4% of net sales in 1998.

     Gross profit increased to $252.0 million, or 25.0% of net sales in 1999 from $214.2 million, or 24.4% of net sales, in 1998, primarily as a result of a positive effect of the increased mix of higher-margin, value-added products such as pre-hung doors, millwork, roof trusses and pre-assembled windows and higher commodity wood prices.

     SG&A increased to $208.8 million, or 20.7% of net sales, in 1999 from $180.1 million, or 20.5% of net sales, in 1998. This increase as a percentage of net sales was due primarily to higher costs associated with expanding value-added sales and costs associated with integrating new operating units acquired in the fourth quarter of 1998 and the full year of 1999. In addition, low unemployment and a tight labor market resulted in higher wage costs in 1999 in an effort to attract and retain high quality employees.

     Other income increased primarily from a gain of $1.4 million on sales of equipment and three facilities located in Texas. This was partially offset by costs of $0.8 million related to a postponed private placement of subordinated debt.

     Equity in earnings of unconsolidated companies increased to $5.0 million, net of amortization of goodwill, after completion of an investment of a 49% interest in Knipp Brothers Industries, LLC, a framing company, and KBI Distribution, LLC, a lumber yard, during 1999.

     Interest expense increased to $13.2 million, or 1.3% of net sales in 1999 from $10.2 million, or 1.2% of net sales in 1998. The increase was due primarily to increases in interest rates and average debt outstanding. Average debt outstanding was $156.2 million in 1999 compared with $121.9 million in 1998. Average interest rates on variable rate debt were approximately 7.6% for 1999 compared with 6.8% for 1998. Increased average debt outstanding resulted primarily from higher working capital requirements resulting from increased sales activity and from financing of acquisitions made in 1999.

     The provision for income taxes increased to $14.4 million in 1999 from $9.8 million in 1998. The increase in the provision for income taxes resulted primarily from increased income from operations in 1999 as compared with the prior year. In 1999, our tax rate decreased to 38.5% from 39.2% in 1998. This was primarily due to a decrease in our state income taxes.

     The Company entered into a new senior secured credit facility in 1999 and used the net proceeds to repay amounts borrowed under its prior senior credit facility, two outstanding series of senior notes and a promissory note issued in connection with an acquisition. Upon repayment of the senior notes, the Company paid a redemption premium and wrote off related deferred financing costs, the aggregate of which is reflected as an extraordinary charge that reduced 1999 earnings by $3.4 million, or $0.26 per diluted share, net of tax.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary need for capital resources is to fund future growth and capital expenditures, as well as to finance its working capital needs, which have been increasing as the Company has grown in recent years. Capital resources have primarily consisted of cash flows from operations and incurrence of debt.

OPERATIONS

     In 2000, operations provided $41.4 million in cash, compared with $14.6 million in 1999, an increase of $26.8 million. This increase is primarily a result of improved collections of receivables, improved inventory management, increased cash distributions from the Company's equity investments in unconsolidated companies and prepayment of 2000 income taxes in 1999, offset by increased interest payments in 2000. In 1999, operations provided $14.6 million in cash, compared with $44.8 million in 1998, a decrease of $30.2 million due primarily to changes in accounts receivable, inventory, prepaid expenses and accounts payable and accrued expenses.

     Actual net working capital was $142.1 million at the end of 2000, compared with $139.3 million at the end of 1999. The increase in working capital was primarily due to an increase in receivables and a decrease in payables. Actual net working capital was $139.3 million at the end of 1999, compared with $116.7 million at the end of 1998. The increase in working capital was primarily the result of higher sales activity over 1998 levels. Receivables, net, increased $18.0 million, or 19.6% compared to the prior year, however, $6.7 million of this increase was attributable to locations acquired in 1999.

CAPITAL INVESTMENT AND ACQUISITIONS

     Capital expenditures, exclusive of acquisitions, were $35.5 million in 2000, $27.4 million in 1999 and $19.6 million in 1998. Capital expenditures were incurred to acquire additional property and expand and remodel existing building materials centers and value-added facilities. Proceeds from the dispositions of property, plant and equipment were $11.5 million in 2000, related primarily to the sale of the Beaverton, Colorado Springs and South Austin properties.

     In 2000, cash used for acquisitions totaled $5.9 million. During 2000, the Company completed the acquisition of a millwork facility that was consolidated into one of the Company's existing locations and the acquisition of four window distribution centers along with several sales offices.

     In 1999, cash used for acquisitions and equity investments totaled $41.9 million. During 1999, the Company completed four transactions, including nine value-added facilities and two equity-basis investments.

FINANCING

     Net cash used by financing activities was $13.6 million in 2000 compared to $44.5 million of cash provided in 1999. The Company was able to utilize its cash from operations to reduce debt levels in 2000.

     The Company's existing senior credit facility provided for borrowings up to $247.2 million, which includes $108.3 million provided for by the term loan, all of which was outstanding at December 31, 2000, and $138.9 million provided for by the revolving credit facility, $52.2 million of which was outstanding at December 31, 2000. Borrowings under the agreement bear interest at prime plus 0.50% to 1.50%, or Offshore1 Rate plus 2.00% to 3.00%. The agreement expires in 2004.

     The agreements related to these borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to earnings before interest, taxes, amortization (EBITA) and limitations on capital expenditures, among certain other restrictions. The Company is currently in compliance with these covenants and conditions.

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

DISCLOSURES OF CERTAIN MARKET RISKS

     The Company experiences changes in interest expense when market interest rates change. Changes in the Company's debt could also increase these risks. The Company has managed its exposure to market interest rate changes through periodic refinancing of its variable rate debt with fixed rate term debt obligations. Based on debt outstanding at December 31, 2000, a 25 basis point increase in interest rates would result in approximately $413,000 of additional interest costs.

     Commodity wood products, including lumber and panel products, accounted for approximately 41% and 44% of net sales in 2000 and 1999, respectively. Prices of commodity wood products, which are subject to significant volatility, could directly affect the Company's net sales. As disclosed in the financial statements the Company does not utilize any derivative financial instruments.

QUARTERLY RESULTS AND SEASONALITY

     The Company's first and fourth quarters historically are adversely affected by weather patterns in the Company's markets which result in decreases in levels of building and construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period as a consequence of the impact of various other factors, including general economic conditions, commodity wood prices, interest rates, building permit activity, single-family housing starts, employment levels, consumer confidence, and the availability of credit to professional contractors.

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

NEW ACCOUNTING STANDARDS

In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The Statement establishes accounting and reporting standards requiring derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at their fair value. The Company was required to adopt this Statement, as amended by SFAS No. 138, on January 1, 2001 and, based on the Company's present and historic use of derivative instruments, the adoption of this statement did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

     In April 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation-an interpretation of APB Opinion No. 25." FIN 44 clarifies and modifies APB 25, "Accounting for Stock Issued to Employees". The provisions of FIN 44 became effective in 2000 and did not have a material effect on the Company's results of operations, financial position or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition in Financial Statements". The SAB summarizes certain staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The provisions of this bulletin became effective in 2000 and did not have a material effect on the Company's results of operations, financial position or cash flow.

OUTLOOK

     The Company's financial performance could be negatively impacted by any adverse economic changes in the Company's geographic market areas. The building materials industry has seen cyclicality in the past. The Company's operations have been subject to fluctuations from period to period as a reflection of changes in general economic conditions, commodity wood product prices, building permit activity, interest rates, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional contractors and homeowners. These factors may have a more significant impact on the Company, which derives a significant percentage of its net sales from professional contractors, than on those building supply companies that target a broad range of retail customers. The Company expects that fluctuations from period to period will continue in the future.

     Additionally, the Company's results of operations throughout the year are impacted by the weather in the states in which the Company has operations. The Company's financial performance could be negatively impacted by poor weather, which historically has affected building activity levels in the Company's market areas in the first and fourth quarters. Commodity wood products, including lumber and panel products, currently account for approximately 41% of the Company's net sales. Prices of commodity wood products, which are subject to significant volatility, directly affect the Company's sales, and future declines in commodity wood prices could adversely impact the Company's results of operations.

     Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed in detail above or in the Company's Form 10-K for the fiscal year ended December 31, 2000. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.

CONSOLIDATED STATEMENTS OF INCOME
Building Materials Holding Corporation


                                                      For the years ended December 31,
---------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)          2000         1999         1998
---------------------------------------------------------------------------------------
Net sales ........................................  $1,013,968   $1,007,108    $877,280
Cost of sales ....................................     743,523      755,137     663,122
---------------------------------------------------------------------------------------
Gross profit .....................................     270,445      251,971     214,158
Selling, general and administrative expense ......     229,861      208,775     180,129
Other income (expense), net ......................       1,952        2,466       1,094
---------------------------------------------------------------------------------------
Income from operations ...........................      42,536       45,662      35,123
Equity in earnings of unconsolidated companies,
  net of amortization ............................       8,421        4,978          --
Interest expense .................................      17,722       13,184      10,218
---------------------------------------------------------------------------------------
Income before income taxes and extraordinary item.      33,235       37,456      24,905
Income taxes .....................................      13,523       14,421       9,756
---------------------------------------------------------------------------------------
Income before extraordinary item .................      19,712       23,035      15,149
Extraordinary item, net of tax ...................          --       (3,352)         --
---------------------------------------------------------------------------------------
Net income .......................................  $   19,712   $   19,683    $ 15,149
=======================================================================================
Income before extraordinary item per share:
  Basic ..........................................  $     1.55   $     1.82    $   1.21
  Diluted ........................................  $     1.54   $     1.80    $   1.20
Net income per share:
  Basic ..........................................  $     1.55   $     1.55    $   1.21
  Diluted ........................................  $     1.54   $     1.54    $   1.20

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

                                                     CONSOLIDATED BALANCE SHEETS
                                          Building Materials Holding Corporation



                                                                      At December 31,
----------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                             2000       1999
----------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash ..........................................................  $   4,570  $    7,452
  Receivables, net ..............................................    111,287     110,123
  Inventories ...................................................     79,023      80,679
  Deferred income tax benefit ...................................      4,375       2,781
  Prepaid expenses ..............................................      3,934       7,652
----------------------------------------------------------------------------------------
    Total current assets ........................................    203,189     208,687
Property, plant and equipment, net ..............................    167,709     153,598
Equity investments in unconsolidated companies ..................     31,787      30,762
Goodwill, net ...................................................     46,679      47,477
Deferred loan costs .............................................      3,981       4,873
Other long-term assets ..........................................      6,289       4,722
----------------------------------------------------------------------------------------
Total assets ....................................................   $459,634    $450,119
========================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt .............................   $     --    $  3,200
  Accounts payable and accrued expenses .........................     61,114      66,204
----------------------------------------------------------------------------------------
    Total current liabilities ...................................     61,114      69,404
Long-term debt, net of current portion ..........................    165,006     170,547
Deferred income taxes ...........................................      6,303       5,124
Other long-term liabilities .....................................      6,656       4,934
----------------------------------------------------------------------------------------
Total liabilities ...............................................    239,079     250,009
----------------------------------------------------------------------------------------
Commitments and Contingencies
Shareholders' equity
  Common stock, $.001 par value, 20,000,000 shares authorized;
    12,839,607 and 12,679,686 shares outstanding, respectively            13          13
  Additional paid-in capital ....................................    109,166     108,433
  Retained earnings .............................................    111,376      91,664
----------------------------------------------------------------------------------------
    Total shareholders' equity ..................................    220,555     200,110
----------------------------------------------------------------------------------------
Total liabilities and shareholders' equity ......................   $459,634    $450,119
========================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Building Materials Holding Corporation




                                            Common Stock    Additional
                                         -----------------    Paid-In     Retained
(AMOUNTS IN THOUSANDS)                    Shares    Amount    Capital     Earnings      Total
----------------------------------------------------------------------------------------------
Balance, December 31, 1997 ............   12,331     $12     $104,107     $ 56,832    $160,951
Net income ............................       --      --           --       15,149      15,149
Stock issued for acquisitions .........      299      --        4,000           --       4,000
Stock options exercised and other .....       22       1          149           --         150
----------------------------------------------------------------------------------------------
Balance, December 31, 1998 ............   12,652      13      108,256       71,981     180,250
Net income ............................       --      --           --       19,683      19,683
Stock options exercised and other .....       28      --          177           --         177
----------------------------------------------------------------------------------------------
Balance, December 31, 1999 ............   12,680      13      108,433       91,664     200,110
NET INCOME ............................       --      --           --       19,712      19,712
STOCK OPTIONS EXERCISED AND OTHER .....      160      --          733           --         733
----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000 ............   12,840     $13     $109,166     $111,376    $220,555
==============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          Building Materials Holding Corporation



                                                            For the years ended December 31,
--------------------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS)                                         2000      1999       1998
--------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income ................................................  $ 19,712  $ 19,683   $ 15,149
Adjustments to reconcile net income to cash
   provided by operating activities:
  Depreciation and amortization ...........................    17,213     14,149    12,955
  Deferred income taxes ...................................      (415)      (573)     (137)
  Loss (gain) on sale of assets ...........................    (2,611)    (1,403)       91
  Asset impairment charge .................................     1,800         --        --
  Equity in earnings of unconsolidated companies, net
    of amortization .......................................    (8,421)    (4,978)       --
  Distributions received from unconsolidated companies ....     7,396      2,496        --
  Extraordinary item, write-off of deferred financing costs        --        663        --
Changes in assets and liabilities, net of effects of
    acquisitions and location sales
  Receivables, net ........................................       823    (12,418)      733
  Inventories .............................................     2,020     (2,419)    5,974
  Prepaid expenses ........................................     3,735     (5,287)    1,213
  Accounts payable and accrued expenses ...................    (1,465)       662     8,868
  Other long-term liabilities .............................     1,722      1,633         3
  Other, net ..............................................       (69)     2,409       (34)
--------------------------------------------------------------------------------------------
Net cash provided by operating activities .................    41,440     14,617    44,815
--------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment .......................   (35,500)   (27,380)  (19,595)
Acquisitions, net of cash acquired ........................    (5,905)   (15,779)  (24,330)
Equity investment in unconsolidated companies .............        --    (26,093)       --
Proceeds from dispositions of property and equipment ......    11,526      4,152       909
Proceeds from sale of business units, net of cash sold ....        --      6,680        --
Investments in preferred stock ............................        --     (1,000)       --
Other, net ................................................      (818)      (511)       --
--------------------------------------------------------------------------------------------
Net cash used in investing activities .....................   (30,697)   (59,931)  (43,016)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing under term note .................................    11,100    100,000        --
Net (payments) borrowings under revolving credit agreements   (20,785)    27,792     7,705
Principal payments of unsecured senior notes ..............        --    (66,667)   (9,457)
Principal payments of other note payables .................        --     (8,723)       --
Decrease in net checks in process .........................    (3,880)    (3,112)       --
Deferred financing costs ..................................        --     (4,963)       --
Other, net ................................................       (60)       175        40
-------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities .......   (13,625)    44,502    (1,712)
-------------------------------------------------------------------------------------------
Net change in cash ........................................    (2,882)      (812)       87
Cash, beginning of period .................................     7,452      8,264     8,177
-------------------------------------------------------------------------------------------
Cash, end of period .......................................  $  4,570  $   7,452  $  8,264
==========================================================================================
Supplemental Disclosure of Cash Flow Information Cash paid
    during the year for:
    Interest, net of amounts capitalized ................... $ 16,858  $  13,294  $ 10,389
     Income taxes .......................................... $  9,612  $  21,314     6,068

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Building Materials Holding Corporation



1. ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS
   AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL STRUCTURE AND NATURE OF OPERATIONS

     Building Materials Holding Corporation ("BMHC") operates two wholly-owned subsidiaries-BMC West Corporation ("BMHC West") and BMC Framing, Inc. BMC West is a distributor and retailer of building materials in regions of the United States, selling primarily to professional contractors, as well as to project-oriented consumers (including professional repair and remodel contractors hired by them), with 137 facilities organized into 56 business units. BMC West provides value-added products, which include pre-hung doors, roof trusses and pre-assembled windows, and lumber pre-cut to meet customer specifications. BMC Framing, Inc., owns a 49% equity interest in Knipp Brothers Industries, LLC, ("KBI") a framing contractor in Arizona and Nevada, KBI Distribution, LLC ("Distribution"), a provider of building materials in Arizona, and KB Industries Limited Partnership, a framing contractor in California.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of BMHC and its wholly owned subsidiaries (the "Company"). The equity method of accounting is used for investments in which the Company has significant influence. All significant intercompany balances and transactions are eliminated in consolidation.

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

     The Company reviews the recoverability of all long-lived assets including goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of any impairment is based primarily on the ability to recover the cost of long-lived assets from expected future operating cash flows on an undiscounted basis. Except for that disclosed in note 3, in management's opinion, no such impairment existed at December 31, 2000 and 1999.

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

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including software costs, are stated at cost and depreciated using the straight-line method. The estimated useful lives are ten to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to ten years for handling and delivery equipment.

     Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are expensed as incurred. Gains and losses from dispositions of property, plant and equipment are included in the Company's consolidated statement of income in other income (expense) net.

     The Company capitalizes interest on borrowings during the active construction period on major capital projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful life of the asset.

     In 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires companies to capitalize certain costs, including interest, of computer software developed or obtained for internal use, provided that those costs are not research and development, and other certain criteria are met. As a result, the Company capitalized $6,182,000 of internal use software development costs through December 31, 2000.

DEFERRED LOAN COSTS

     Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method for the Company's term note and the straight-line method for the Company's revolving credit facility.

Interest expense includes amortization of deferred loan costs of $1,166,000, $341,000, and $410,000 in 2000, 1999, and 1998, respectively.

GOODWILL

     Goodwill is amortized on a straight-line basis generally over 30 years. Accumulated amortization of goodwill was $6,842,000 and $5,460,000 at December 31, 2000 and 1999, respectively.

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

ADVERTISING

     Advertising costs are expensed when incurred. During 2000, 1999 and 1998 advertising expense was $922,000, $1,964,000, and $1,953,000, respectively.


SHIPPING AND HANDLING

     Shipping  and  handling  costs  are  included  in  selling,   general,  and
administrative expense. During 2000, 1999, and 1998, shipping and handling costs were $19,681,000, $17,443,000, and $15,457,000, respectively.

NEW ACCOUNTING STANDARDS

     In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The Statement establishes accounting and reporting standards requiring derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at their fair value. The Company was required to adopt this Statement, as amended by SFAS No. 138, January 1, 2001 and based on the Company's present and historic use of derivative instruments, the adoption of this Statement did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

     In April 2000, the Financial Accounting Standards Board issued Interpretation No.44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation-an interpretation of APB Opinion No. 25". FIN 44 clarifies and modifies APB 25, "Accounting for Stock Issued to Employees". The provisions of FIN 44 became effective in 2000 and did not have a material effect on the Company's results of operations, financial position or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements". The SAB summarizes certain staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The provisions of this bulletin became effective in 2000 and did not have a material effect on the Company's results of operations, financial position or cash flows.

2. EXTRAORDINARY ITEM

     During the fourth quarter of 1999, the Company repaid its unsecured senior subordinated notes prior to maturity. In connection with this early retirement, the Company wrote off $663,000 of related deferred loan costs and paid a make-whole premium of $4,788,000. These costs are included in the 1999 consolidated statement of income as an extraordinary item, net of a $2,099,000 tax benefit.

3. ASSET IMPAIRMENT CHARGE

     During the fourth quarter of 2000, as a part of its continuous evaluation of its portfolio of business units, the Company completed a strategic evaluation of a business unit located in Grand Junction, Colorado. As a result of this evaluation, the Company entered into a definitive purchase and sale agreement for the sale of the business unit. Consequently, the Company determined that the goodwill associated with this unit was impaired and recorded a charge of $1,800,000, which is included in other expense. Net sales and operating profit for the business unit were $7,185,000, and $411,000, respectively, in 2000. The sale of the business unit was completed on February 5, 2001.

4. ACQUISITIONS

     Businesses acquired are accounted for using the purchase method of accounting. Under this accounting method, the purchase price is allocated to the assets acquired, including intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill. Operating results of the acquired businesses are included in the consolidated statements of income from the date of acquisition.

     During 2000, the Company completed the acquisition of Alberta Sales, a millwork facility that was consolidated into the Company's existing Carson Valley location, and the acquisition of four warehouse distribution centers along with several sales offices doing business as Marvin Windows Planning Centers from Frontier Wholesale Company. The total cash consideration given was $5,905,000.

     The following summarized unaudited pro forma results of operations assume the 2000 acquisitions occurred as of the beginning of 1999. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future. (In thousands, except per share data).

                                                            (Unaudited)
--------------------------------------------------------------------------------
                                                        2000             1999
--------------------------------------------------------------------------------
Net sales .......................................    $1,019,706       $1,024,108
Net income ......................................        19,701           19,952
Net income per diluted common share..............    $     1.54       $     1.56

     In 1999, the Company completed three acquisitions involving six value-added facilities located in Colorado, Montana, Nevada, and Texas. The aggregate purchase price was $19,319,000, consisting of $15,779,000 in cash and a note payable for $3,540,000, net of discount. The issuance of the note payable is considered a non-cash transaction for purposes of the consolidated statement of cash flows.

     The following summarized unaudited pro forma results of operations assume the 1999 acquisitions occurred as of the beginning of 1998. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future. (In thousands, except share data.)

                                                            (Unaudited)
--------------------------------------------------------------------------------
                                                        1999             1998
-------------------------------------------------------------------------------
Net sales .......................................   $1,037,304        $908,886
Income before extraordinary item ................       25,516          17,333
Net income ......................................       22,164          17,333
Income before extraordinary item
  per diluted common share ......................         1.99            1.37
Net income per diluted common share .............         1.73            1.37


5. RECEIVABLES

Receivables consisted of the following at December 31, (in thousands):

--------------------------------------------------------------------------------
                                                        2000           1999
--------------------------------------------------------------------------------
Trade receivables                                   $106,556         $106,965
Other                                                  6,915            5,415
Allowance for returns, discounts
  and doubtful accounts                               (2,184)          (2,257)
--------------------------------------------------------------------------------
                                                    $111,287         $110,123
================================================================================

     Because the customers are dispersed among the Company's various markets, its credit risk to any one customer or state economy is not significant. The Company performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts when events or circumstances indicate that collection is doubtful.

6. EQUITY INVESTMENT

     In May 1999, the Company completed the investment of a 49% interest in KBI, a framing company with operations in Phoenix and Tucson, Arizona, and Las Vegas, Nevada. The total cost was $28,293,000 consisting of $26,093,000 in cash and $2,200,000 from various assets of its Phoenix operation. The Company has the right to acquire the remaining 51% interest in KBI and the 51% owner has a corresponding right to require the Company to purchase its 51% ownership after five years.

     In December 1999, KBI contributed the net assets and liabilities of its lumberyard operation to Distribution in consideration for a 100% ownership interest, which was subsequently distributed to the members of KBI in proportion to their respective ownership interest in KBI. In 2000, BMC Framing Inc. participated in the formation of KB Industries Limited Partnership and acquired a 49% limited partnership interest.

     Summarized 2000 and 1999 combined financial information of the Company's equity-basis unconsolidated companies follows (in thousands):

--------------------------------------------------------------------------------
                                                         2000          1999
--------------------------------------------------------------------------------
Income statement information:
  Net sales ...................................       $ 161,420      $ 101,354
  Income from operations ......................       $   2,818      $   1,298
  Net income ..................................       $   3,434      $   1,478
  Less other members share of net income.......          (1,751)          (754)
--------------------------------------------------------------------------------
  Company's share of net income ...............           1,683            724
  Other income allocations,
    net of amortization of intangibles ........           6,738          4,254
--------------------------------------------------------------------------------
  Equity in earnings of
    unconsolidated companies ..................       $   8,421      $   4,978
================================================================================
Financial position information:
  Current assets ..............................       $  36,404      $  29,569
  Noncurrent assets ...........................       $   5,750      $   5,444
  Total liabilities (current) .................       $  10,347      $   6,639
  Members capital .............................       $  31,807      $  28,374
--------------------------------------------------------------------------------
  Less other members share of capital .........         (16,222)       (14,471)
  Company's share of capital ..................          15,585         13,903
  Goodwill ....................................          16,202         16,859
--------------------------------------------------------------------------------
Equity investments in unconsolidated companies.       $  31,787      $  30,762
================================================================================

7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at December 31, (in thousands):

--------------------------------------------------------------------------------
                                                           2000          1999
--------------------------------------------------------------------------------
Land ................................................... $  40,551    $  39,337
Buildings and improvements .............................    94,701       80,414
Machinery and fixtures .................................    43,493       38,391
Handling and delivery equipment.........................    37,486       34,573
Construction in progress ...............................     9,242       11,097
--------------------------------------------------------------------------------
                                                           225,473      203,812
Less accumulated depreciation ..........................   (57,764)     (50,214)
--------------------------------------------------------------------------------
                                                         $ 167,709    $ 153,598
================================================================================


     Interest of $777,000,  $221,000,  and $94,000 has been  capitalized  during
2000,  1999  and  1998,  respectively.   Depreciation  expense  was  $13,576,000
$11,779,000, and $10,484,000 in 2000, 1999 and 1998, respectively.

     At December 31, 2000 the Company had $5,704,000 of land and buildings and improvements held for sale accounted for at the lower of cost or market. During 2000, the Company recorded net gains from the sale of assets of $2,611,000 consisting primarily of the gain on the sale of real estate in Beaverton, Oregon for approximately $2,250,000. During 1999, the Company recorded net gains from the sale of assets of $1,403,000 consisting primarily of a gain of $1,384,000 on the sale of three of its centers (located in Fredericksburg, Marble Falls and Shiner, Texas).

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following at December 31, (in thousands):

--------------------------------------------------------------------------------
                                                              2000        1999
--------------------------------------------------------------------------------
Trade accounts payable ..................................    $29,396     $33,583
Net checks in process ...................................      8,308      12,188
Accrued compensation ....................................     12,782      10,966
Sales tax payable .......................................      3,817       4,114
Other ...................................................      6,811       5,353
--------------------------------------------------------------------------------
                                                             $61,114     $66,204
--------------------------------------------------------------------------------

9. DEBT

Debt consisted of the following at December 31, (in thousands):

--------------------------------------------------------------------------------
                                                                         2000
--------------------------------------------------------------------------------
Term note ..........................................................   $108,323
Revolving credit facility ..........................................     52,200
Non-interest bearing term note,
  net of related discount of $1,183 ................................      3,817
Other ..............................................................        666
--------------------------------------------------------------------------------
                                                                       $165,006
================================================================================

     During the fourth quarter of 1999, management entered into a new senior credit facility that included a revolving credit facility of $125,000,000 and a term note of $100,000,000. The financing was arranged through Bank of America, N.A., as administrative agent, and nine other banks. The facility was used to repay the Company's 8.10% and 9.18% unsecured senior notes and other debt and is available to fund future acquisitions. In June 2000, the Company executed the First Amendment to the senior credit facility that added an additional bank, Banque Nationale de Paris, and increased its credit availability by $25 million.

     Under the existing revolving credit facility, the Company has the ability to borrow up to $138,900,000 due 2004. Borrowings under the revolver bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. A fee of 0.375% to 0.50% per annum is charged on the unused portion. At December 31, 2000 the Company had $86,700,000 of remaining capacity under this revolver. The term note is due 2004 with annual commitment reductions through 2004, and bears interest at prime plus .50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. At December 31, 2000 there was $108,323,000 outstanding under this term note.

     The term loan and revolving credit facility are both collateralized by the following assets: all accounts, chattel paper, deposit accounts, documents, equipment, general intangibles, pledged collateral, inventory, books, letter of credit proceeds and deeds of trust on certain real property.

     The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to capitalization; consolidated net worth; and coverage ratio which includes earnings before interest, taxes and amortization and limitations on capital expenditures, among certain other restrictions. At December 31, 2000, the Company was in compliance with these covenants and conditions.

     In connection with a 1999 acquisition, the Company issued a $5,000,000 non-interest bearing five-year term note to the previous owner as partial consideration for the purchase. The note has been recorded assuming a 15% effective interest rate resulting in a discount of $1,460,000 at December 31, 1999. Under the terms of the note, principal payments are due beginning 2004; however, accelerated payments may be due based on the operating results of the acquired facilities during each of the next five years. The Company has discounted its principal payments for this note based on estimates of the operating results of the acquired business. The scheduled principal payments of debt are $12,330,000 in 2001, $13,562,000 in 2002, $17,850,000 in 2003 and
$121,264,000 in 2004.

     The $12,330,000 of principal payments due in 2001 are expected to be refinanced through the unused portion of the revolving credit facility. As a result, this amount has been classified as long-term.

     As of December 31, 2000, the Company had $2,800,000 in letters of credit to guarantee performance or payments to third parties.

10. PREFERRED STOCK

     BMHC has 2,000,000 shares of preferred stock authorized but not currently issued.

11. STOCK PURCHASE AND INCENTIVE PLANS

SHAREHOLDERS' RIGHTS PLAN

     BMHC adopted a shareholder rights plan that expires in 2007. Under the plan, if a company acquires 15% or more of the Company's stock or makes a tender or other offer to do so without the approval of the Board of Directors, shareholders would have the right to purchase stock of BMHC or the acquiring company at a significant discount. The Board of Directors of BMHC has the right to redeem the rights for a nominal amount, to extend the period before shareholders may exercise the rights or to take other actions permitted by the plan. The rights trade with BMHC's stock but do not give shareholders any voting rights. The rights plan is intended to encourage any person seeking to acquire BMHC to negotiate with the Board of Directors.

CASH EQUITY PLAN

     On April 1, 1999, BMHC adopted a Cash Equity Plan to provide incentives for key management employees. The awards vest after three years from the date of grant and expire after five years. Each unit under an award allows for an exchange for cash in the amount of the fair market value of BMHC's common stock at the date of exercise. The number of units available for grant including those units outstanding and unexercised, cannot exceed two- percent of BMHC's common shares outstanding at any given time. During 2000 and 1999, the Company awarded 100,435 and 73,190 units, respectively, and recognized compensation expense of $340,000 and $243,000 respectively. At December 31, 2000 161,705 units remained outstanding and unexercised. Accelerated vesting may occur if there is a change of control of the Company, as defined in the Cash Equity Plan.

EMPLOYEE STOCK PURCHASE PLAN

     On October 1, 2000, BMHC adopted a non-compensatory Employee Stock Purchase Plan ("ESPP"). Under the ESPP, eligible employees may elect each year to have up to 10% of their annual qualified compensation withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the beginning of the purchase period or end of the purchase period market price of BMHC's common stock. The purchase period is one month, commencing on the effective date of the ESPP, and continues consecutively after the termination of the preceding purchase period. There were 200,000 shares of common stock authorized for purchase under the ESPP. As of December 31, 2000, there were 197,000 shares available for future purchase under the ESPP.

STOCK AND STOCK OPTION PLANS

     The Company has five stock and stock option plans, the 1991 Senior Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan, the 1993 Second Amended and Restated Non-Employee Stock Plan and the 2000 Stock Incentive Plan (the Stock Option Plans). As of December 31, 2000, there were 1,746,373 shares of common stock reserved for issuance under the plans.

     The 1991 Senior Management and Field Management Plan provided for the granting of options to purchase shares of BMHC's common stock at exercise prices below fair market value. At December 31, 2000, there were no options remaining for future grants under the 1991 plan. Such options expire ten years from the date of grant. Options vest over four years from the date of grant and expire at the end of ten years if unexercised.

     The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provided for the granting of options, at the discretion of the Board of Directors, to purchase shares of BMHC's common stock. At December 31, 2000, there were no options remaining for future grants under the 1992 and 1993 plans. The exercise price is equal to the fair market value of BMHC's common stock on the date the options are granted. Options vest over five years from the date of grant and expire at the end of ten years if unexercised.

     On February 18, 2000, BMHC amended the 1993 Amended and Restated Non-Employee Stock Option Plan to the 1993 Second Amended and Restated Stock Plan. As a result, the Company now grants awards of the Company's common stock rather than stock option awards under this plan. This plan is available only to non-employee directors, and awards vest immediately upon grant. During 2000, the Company granted 16,800 shares of stock under this plan and recognized compensation expense of $176,400. At December 31, 2000, 71,700 shares remain in the plan for future issuance. The options that remain outstanding from grants under the pre-amended plan are exercisable after one year following the date of grant and expire at the end of ten years if unexercised.

On February 18, 2000 BMHC adopted the 2000 Stock Incentive Plan, which provides for the granting of sales or bonuses of stock, restricted stock, stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, and dividend equivalents. The number of shares of common stock issued and issuable pursuant to all awards granted under this plan shall not exceed 600,000, with annual increases commencing in 2001 as defined in the plan. During 2000 there were 262,000 non-statutory options granted under the plan at a price equal to the fair market value of the Company's common stock on the date of grant. These grants vest at an annual rate of 25% commencing on December 31, 2000. On December 1, 2000, the Company granted an additional 50,000 and 20,000 non-statutory stock options under the plan, which vest at the end of three and two years, respectively, at an exercise price equal to 85% of the fair market value of the Company's common stock on the date of grant. At December 31, 2000 there were 268,000 shares remaining in the plan for future issuance. All options outstanding under the plan expire at the end of ten years if unexercised.

     During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options. The exercise price was equal to the fair market value of the Company's common stock on the date the options were granted. These options will vest in 2002, but vesting may be accelerated pursuant to the Company's common stock reaching certain fair market values. These options expire 10 years from the date of grant, or 2007, and are included in the tables below.

     A summary of the activity of the Stock Option Plans for the years ended December 31, 2000, 1999 and 1998, is presented in the table below:

--------------------------------------------------------------------------------------------------------------------------
                                                     2000                       1999                        1998
--------------------------------------------------------------------------------------------------------------------------
                                                    WEIGHTED AVERAGE           Weighted Average           Weighted Average
                                            SHARES   EXERCISE PRICE   Shares    Exercise Price    Shares   Exercise Price
--------------------------------------------------------------------------------------------------------------------------
Balance at beginning of the year .....    1,074,801     $11.46       920,995        $11.57        795,704      $11.24
Options granted ......................      490,500       9.40       215,750         10.42        173,470       12.52
Options exercised ....................     (143,121)      9.47       (27,388)         3.40        (21,907)       3.05
Options forfeited ....................      (15,507)     14.10       (34,556)        13.95        (26,272)      15.00
--------------------------------------------------------------------------------------------------------------------------
Balance at end of the year ...........    1,406,673     $11.73     1,074,801        $11.46        920,995      $11.57
==========================================================================================================================
Exercisable at end of the year .......      765,526     $13.08       701,594        $11.33        606,187      $10.74
Weighted average fair value of options
  granted at fair value ..............        $6.38                    $6.56                        $6.24
Weighted average fair value of
  options granted below  fair value ..        $5.43                       --                          --

     The following table summarizes information about stock options outstanding at December 31, 2000:

----------------------------------------------------------------------------------------------------------
                                   Options Outstanding                           Options Exercisable
----------------------------------------------------------------------------------------------------------
                        NUMBER      Weighted Average                        NUMBER
                     OUTSTANDING AT    Remaining                         EXERCISABLE AT
    Range of          DECEMBER 31,    Contractual     Weighted Average     DECEMBER 31,  Weighted Average
 Exercise Prices          2000         Life Years      Exercise Price         2000       Exercise Price
----------------------------------------------------------------------------------------------------------
$ 1.21 to $ 6.85 ...     151,941         5.2               $ 6.04            81,941          $ 5.34
$ 8.67 to $17.00 ...   1,148,936         7.5               $11.47           577,789          $12.42
$19.50 to $29.75 ...     105,796         4.7               $22.70           105,796          $22.70
----------------------------------------------------------------------------------------------------------
$ 1.21 to $29.75 ...   1,406,673        7.07               $11.73           765,526          $13.08
==========================================================================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998: risk-free interest rates of 6.0%, 5.4%, and 5.5%, respectively; estimated lives of approximately 8 years, 6 years and 6 years, respectively; and expected stock price volatility of 52.8% 61.6%, and 42.7%, respectively.

     Had compensation cost for these plans been determined using the fair value method, the Company's 2000 net income would have been reduced on a pro forma basis by $859,000 and basic and diluted earnings per share would have been reduced on a pro forma basis by $0.07. The 1999 pro forma reductions would have been a reduction in net income of $617,000; and a reduction in basic and diluted earnings per share of $0.05. The 1998 pro forma reductions would have been a reduction in net income of $437,000; and a reduction in basic and diluted earnings per share of $0.03.

12. INCOME TAXES

     Income taxes for the years ended December 31, 2000, 1999 and 1998 consisted of the following (in thousands):

--------------------------------------------------------------------------------
                                             2000          1999           1998
--------------------------------------------------------------------------------
Current income taxes
  Federal ..............................   $12,768        $13,912        $8,853
  State ................................     1,170          1,082         1,040
--------------------------------------------------------------------------------
 .......................................    13,938         14,994         9,893
--------------------------------------------------------------------------------
Deferred income taxes
  Federal                                    (383)          (529)         (126)
  State                                       (32)           (44)          (11)
--------------------------------------------------------------------------------
                                             (415)          (573)         (137)
--------------------------------------------------------------------------------
                                          $13,523        $14,421        $9,756
================================================================================

     The tax benefit associated with non-statutory stock options exercised by employees under the Company's stock plans reduced taxes payable by approximately $344,000, $82,000, and $67,000 for 2000, 1999, and 1998, respectively. These benefits were credited to additional paid-in capital.

     A reconciliation of the statutory Federal income tax rate to the rate as provided in the consolidated statements of income follows:

--------------------------------------------------------------------------------
                                                   2000      1999     1998
--------------------------------------------------------------------------------
Statutory rate ................................    35.0%     35.0%    35.0%
State income taxes ............................     2.5       2.4      3.0
Asset impairment charge .......................     2.4        --       --
Other .........................................      .8       1.1      1.2
--------------------------------------------------------------------------------
                                                   40.7%     38.5%    39.2%
================================================================================

     Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

     The components of deferred income taxes included in the Company's year-end balance sheets were as follows (in thousands):

--------------------------------------------------------------------------------
                                                        2000          1999
--------------------------------------------------------------------------------
Deferred tax assets
  Tax basis in excess of book
    basis of acquired assets ......................    $     0       $    30
  Inventories, tax basis in
    excess of book basis ..........................      2,246         1,647
  Reserves not yet deductible for tax..............      3,342         2,663
  Other ...........................................      1,877         1,548
--------------------------------------------------------------------------------
  Total deferred tax assets .......................      7,465         5,888
Deferred tax liabilities
  Book basis in excess of tax
    basis of acquired assets ......................        256            --
  Tax in excess of book depreciation ..............      6,997         7,040
  Deferred costs deducted for taxes ...............      2,140         1,191
--------------------------------------------------------------------------------
  Total deferred tax liabilities ..................      9,393         8,231
--------------------------------------------------------------------------------
                                                       $(1,928)      $(2,343)
================================================================================
Classified as
  Deferred income tax
    benefit (current assets) ......................    $ 4,375       $ 2,781
  Deferred income taxes
    (long-term liabilities) .......................     (6,303)       (5,124)
--------------------------------------------------------------------------------
                                                       $(1,928)      $(2,343)
================================================================================

13. NET INCOME PER COMMON SHARE

    Net income per common share was determined as follows:

--------------------------------------------------------------------------------
                                                 2000      1999        1998
--------------------------------------------------------------------------------
Net income available to
  common shareholders ......................   $19,712   $19,683     $15,149
================================================================================
Weighted average shares
  outstanding used to determine
  basic net income per
  common share .............................    12,754    12,667      12,509
Net effect of dilutive
  stock options(1) .........................        69       125         138
--------------------------------------------------------------------------------
Average shares used to
  determine diluted net income
  per common share .........................    12,823    12,792      12,647
================================================================================

(1)Stock options of 1,247,232, 644,371, and 493,187 were not included in the computation, because to do so would have been anti-dilutive for the years ended December 31, 2000, 1999 and 1998, respectively.

14. RETIREMENT PLANS

     BMHC has a savings and retirement plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their earnings to a trust, i.e. a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees and a percentage of net income for the period. The Company's contributions are charged against operations and were $3,050,000, $2,707,000 and $2,402,000 in 2000, 1999 and 1998, respectively.

     BMHC has a supplemental retirement plan for selected key management employees and directors. The contributions are based on the Company achieving certain operating earnings levels. Pursuant to this plan, the Company charged operations for $1,309,000 in 2000, $1,420,000 in 1999, and $1,065,000 in 1998.
BMHC has purchased company-owned life insurance in order to have a funding mechanism for this plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

     BMHC does not provide any other postretirement benefits for its employees.

15. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $7,028,000 in 2000, $6,813,000 in 1999, and $6,503,000 in 1998. Certain of the leases are non-cancellable and have minimum lease payment requirements of $6,278,000 in 2001, $4,796,000 in 2002, $3,940,000
in 2003, $3,018,000 in 2004, $1,875,000 in 2005 and $5,047,000 thereafter.

LEGAL PROCEEDINGS

     The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

16. FINANCIAL INSTRUMENTS

     The book values compared with the fair values of financial instruments at December 31, were as follows (in thousands):

--------------------------------------------------------------------------------
                                2000                             1999
--------------------------------------------------------------------------------
                        BOOK             FAIR           Book             Fair
                        VALUE            VALUE          Value           Value
--------------------------------------------------------------------------------
Long-term debt:
  Variable
    rate debt ......  $160,523          $160,523       $170,207        $170,207
  Fixed rate debt ..     4,483             3,857          3,540           3,540
--------------------------------------------------------------------------------
                      $165,006          $164,380       $173,747        $173,747
================================================================================

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

17. BUSINESS SEGMENT AND PRODUCTS

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

     The Company's locations principally derive revenues from wood products (lumber, plywood and oriented strand board), value-added products and services (millwork, roof and floor trusses, pre-hung doors, windows, moldings and installation), building materials (roofing, siding, insulation and steel products), and other products (paint, hardware, tools, electrical and plumbing). Net sales by product for the years ended December 31, 2000, 1999 and 1998 were as follows (in thousands):

--------------------------------------------------------------------------------
                                            2000          1999           1998
--------------------------------------------------------------------------------
Net sales
  Wood products ....................    $  417,949     $  444,834      $381,221
  Value-added ......................       410,057        348,569       275,862
  Building materials ...............       117,985        136,757       136,856
  Other ............................        67,977         76,948        83,341
--------------------------------------------------------------------------------
Total revenues .....................    $1,013,968     $1,007,108      $877,280
================================================================================

18. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

     Operating results by quarter for 2000 and 1999 are as follows (dollars in thousands, except per share data):

--------------------------------------------------------------------------------
                              First         Second        Third        Fourth
--------------------------------------------------------------------------------
2000
NET SALES ................   $233,467       $271,404     $270,536      $238,561
GROSS PROFIT .............     60,001         70,082       73,380        66,982
INCOME FROM
  OPERATIONS .............      9,661         13,579       13,304         5,992
NET INCOME ...............      4,467          7,033        6,807         1,405
NET INCOME PER DILUTED
  COMMON SHARE(1) ........        .35            .55          .53           .11
COMMON STOCK PRICES:
  HIGH ...................   $ 10.938       $  11.00     $ 10.438      $  9.500
  LOW ....................      8.875           7.75        8.500         7.563

1999
Net sales ................   $215,625       $256,005     $288,715      $246,763
Gross profit .............     54,111         64,165       69,805        63,890
Income from operations          6,644         13,411       16,161         9,446
Extraordinary item .......         --             --           --        (3,352)
Net income ...............      2,521          7,039        8,964         1,159
Income before
  extraordinary
  item per diluted
  common share ...........   $   0.20       $   0.55     $   0.70      $   0.35
Net income per diluted
  common share(1) ........   $   0.20       $   0.55     $   0.70      $   0.09
Common stock prices:
  High ...................   $ 12.625       $ 12.750     $ 13.313      $ 11.750
  Low ....................      9.375          9.750       10.000         7.500


     During the fourth quarter of 2000, as a part of its continuous evaluation of its portfolio of business units, the Company completed a strategic evaluation of a business unit located in Grand Junction, Colorado. As a result of this evaluation, the Company entered into a definitive purchase and sale agreement for the sale of the business unit. Consequently, the Company determined that the goodwill associated with this unit was impaired and recorded a charge of $1,800,000, which is included in other expense. Net sales and operating profit for the business unit were $7,185,000, and $411,000, respectively, in 2000. The sale of the business unit was completed on February 5, 2001.

(1)NET INCOME PER SHARE CALCULATIONS ARE BASED ON THE AVERAGE COMMON SHARES OUTSTANDING FOR EACH PERIOD PRESENTED. ACCORDINGLY, THE TOTAL OF THE PER SHARE FIGURES FOR THE QUARTERS MAY NOT EQUAL THE PER SHARE FIGURE REPORTED FOR THE YEAR.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders
Building Materials Holding Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Building Materials Holding Corporation and its subsidiaries (the "Company") at December 31, 2000, and 1999 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 1998 were audited by other independent accountants whose report dated January 25, 1999 expressed an unqualified opinion on those statements.



/s/ PRICEWATERHOUSECOOPERS LLP
-----------------------------
   PRICEWATERHOUSECOOPERS LLP

San Francisco, California
February 27, 2001