Form 10-K, Exhibit 13
period 2001-12-31
BUILDING MATERIALS HOLDING CORP
filed 2002-03-27
CIK 1046356

FINANCIAL REVIEW
                     Building Materials Holding Corporation

      The following discussions and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2001, 2000 and 1999 and financial condition as of December 31, 2001 and 2000. The comparison of the 2001 results with 2000, as well as the comparison of the 2000 results with 1999, were affected by the acquisitions that occurred during 2001 and 2000 as discussed more fully in Note 4 to our consolidated financial statements.

RESULTS OF OPERATIONS

      The following table sets forth, for the years ended December 31, 2001, 2000 and 1999, the percentage relationship to net sales of certain costs, expenses and income items.

                                      2001        2000      1999
                                    ---------  ---------- ---------
 Net sales                           100.0%      100.0%     100.0%
 Gross profit                         28.1        26.7       25.0
 Selling, general and
   administrative expense             24.3        22.7       20.7
 Other income                          0.1         0.2        0.2
 Income from operations                3.9         4.2        4.5
 Equity in earnings of
   unconsolidated companies            0.4         0.8        0.5
 Interest expense                      1.2         1.7        1.3
 Income taxes                          1.2         1.3        1.4
 Extraordinary charge                   --          --       (0.3)
 Net income                            1.9         1.9        2.0
 -----------------------------------------------------------------

ACQUISITIONS

      On July 3, 2001 the Company purchased the remaining 51% interest in Knipp Brothers Industries, LLC, KBI Distribution, LLC and KB Industries Limited Partnership (collectively, "KBI") for total consideration of $34.4 million in cash, net of cash acquired of $1.8 million. The Company accounted for this acquisition using the purchase method of accounting. The initial acquisition of the 49% interest in KBI was made in May 1999 for $26.1 million in cash and $2.2 million in various assets and was accounted for using the equity method until July 3, 2001.

      KBI operating results are included in the consolidated statements of income beginning July 3, 2001. Pro forma information for the years ended December 31, 2001 and 2000, assuming the acquisition occurred as of the beginning of 2000, is presented in Note 4 to the audited financial statements for the year ended December 31, 2001.

      During 2000, the Company completed the acquisition of Alberta Sales, a millwork facility that was consolidated into the Company's existing Carson Valley location, and the acquisition of four warehouse distribution centers along with several sales offices doing business as Marvin Windows Planning Centers from Frontier Wholesale Company. The total cash consideration given was $5.9 million.

      In 1999, the Company completed three acquisitions involving six facilities located in Colorado, Montana, Nevada, and Texas. The aggregate purchase price was $19.3 million, consisting of $15.8 million in cash and a note payable for $3.5 million net of discount. The issuance of the note payable is considered a non-cash transaction for purposes of the consolidated statement of cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses, and assets and liabilities during the periods reported. Estimates are used when accounting for certain items such as revenues, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, and valuations of investments, goodwill, other intangible assets and long-lived assets. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, additional allowances may be required. The Company values its inventories at the lower of average cost or market. We write down inventory balances for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Our insurance costs are developed from actuarial valuations that rely on key assumptions. Changes in the key assumptions may occur in the future, which would result in changes to related insurance costs. We have held non-controlling investments in entities for which we apply the equity or cost method of accounting. We also have recorded goodwill and intangible assets related to previous acquisitions. We record impairments associated with these assets when we determine that the market value decline below our book value is deemed to be other than temporary. Volatility in market prices of the investments or poor operating performance of the investments or the business activities related to goodwill, other intangible assets, or long-lived assets could result in future values of these assets declining below carrying values.

2001 COMPARED WITH 2000

      Net sales for 2001 were $1,092.9 million, a 7.8% increase over net sales of $1,014.0 million in 2000. The increase resulted primarily from the July 3, 2001 consolidation of KBI, which contributed $100.5 million of sales. Sales at facilities that operated for at least nine months of the year in both 2000 and 2001 decreased 1.9%. This same-store sales decrease is primarily due to a softening in permit activity in several of the markets we serve and deflation of commodity wood product prices. Construction services and manufactured components accounted for $529.0 million, or 48.4% of net sales in 2001, an increase from $410.1 million, or 40.4% of net sales in 2000. KBI accounted for $100.5 million of the increase in sales of construction services and manufactured components.

      Gross profit increased to $307.3 million, or 28.1% of net sales in 2001 from $270.4 million, or 26.7% of net sales, in 2000, primarily as a result of the increased mix of higher-margin construction services and manufactured components such as framing, pre-hung doors, millwork, roof trusses and pre-assembled windows. KBI accounted for $33.9 million of this increase. In addition, gross margins of our commodity wood products have increased due to the impact of the deflationary environment resulting in lower material costs.

      Selling, general and administrative ("SG&A") expense increased to $265.7 million, or 24.3% of net sales, in 2001 from $229.9 million, or 22.7% of net sales, in 2000. The July 3, 2001 consolidation of KBI accounted for $26.3 million of the increase in SG&A expense. The increase as a percentage of net sales was due primarily to the continued higher costs associated with expanding sales of construction services and manufactured components and deflation in prices of commodity wood products.

      In 2001, other income (expense) included the write-off of the Company's $1.0 million investment in BuildNet, Inc ("BuildNet"). BuildNet filed under Chapter 11 of the Bankruptcy Code and the Company has been advised that BuildNet will be conducting an orderly liquidation of its assets. Based on an analysis conducted by the Company during the third quarter of 2001, management determined that its investment will not be recovered once the liquidation is complete. Other income (expense) in 2001 also included $1.3 million of interest income related to accounts receivable, a $0.9 million gain from the sale of real estate in three locations, $0.8 million of loss from the anticipated sale of real estate in Salem, Oregon, and $0.6 million of other miscellaneous income. Other income (expense) in 2000 included a $2.2 million gain on the sale of real estate in Beaverton, Oregon, $1.4 million of interest income related to accounts receivable, $0.2 million of other miscellaneous income, offset by a $1.8 million goodwill asset impairment charge resulting from the pending sale of a business unit in Grand Junction, Colorado.

      In 2001, equity in earnings of unconsolidated companies decreased to $4.8 million, net of amortization of goodwill, compared to $8.4 million in 2000. This decrease is primarily attributable to the inclusion of equity in earnings of KBI for all of 2000 compared to only the first six months in 2001 as a result of the purchase of the remaining 51% of KBI on July 3, 2001.

      Interest expense decreased to $13.6 million, or 1.2% of net sales in 2001 from $17.7 million, or 1.7% of net sales in 2000. The decrease was due primarily to reductions in interest rates and average debt outstanding. Average bank debt outstanding was $169.3 million in 2001 compared with $179.8 million in 2000. Average interest rates on variable rate debt were approximately 7.1% for 2001 compared with 9.3% for 2000. Changes in the average debt outstanding result primarily from the amount of financing needed during peak sales months and borrowings required for acquisitions made in 2001 and 2000, net of principal balance pay-downs from cash generated by operations. The decrease in the average interest rates is primarily due to reductions in market rates.

      The provision for income taxes decreased from $13.5 million in 2000 to $13.0 million in 2001 and the tax rate decreased from 40.7% to 38.5%. These reductions are primarily attributable to the goodwill asset impairment charge recorded in 2000 that was not deductible for tax purposes.

2000 COMPARED WITH 1999

      Net sales for 2000 were $1,014.0 million, a 0.7% increase over net sales of $1,007.1 million in 1999. Sales at facilities that operated for at least nine months of the year in both 2000 and 1999 decreased 1.2%. This same-store sales decrease is primarily due to deflation of commodity wood product prices. Construction services and manufactured components accounted for $410.1 million, or 40.4% of net sales in 2000, an increase from $348.6 million, or 34.6% of net sales in 1999.

      Gross profit increased to $270.4 million, or 26.7% of net sales in 2000 from $252.0 million, or 25.0% of net sales, in 1999, primarily as a result of a positive effect of the increased mix of higher-margin construction services and manufactured components such as pre-hung doors, millwork, roof trusses and pre-assembled windows. In addition, gross margins of our commodity wood products increased due to the impact of the deflationary environment resulting in lower material costs.

      SG&A expense increased to $229.9 million, or 22.7% of net sales, in 2000 from $208.8 million, or 20.7% of net sales, in 1999. This increase as a percentage of net sales was due primarily to the deflation in prices of commodity wood products and higher costs associated with expanding sales of construction services and manufactured components. In addition, low unemployment and a tight labor market resulted in higher wage costs in our efforts to attract and retain high quality employees in 2000.

      In 2000, other income included a $2.2 million gain on the sale of real estate in Beaverton, Oregon, $1.4 million of interest income related to accounts receivable, $0.2 million of other miscellaneous income, offset by a $1.8 million goodwill asset impairment charge resulting from the pending sale of a business unit in Grand Junction, Colorado. Other income in 1999 included a $1.4 million gain on sales of equipment and three business units located in Texas, $0.3 million of other miscellaneous income, offset by costs of $0.8 million related to a canceled private placement of subordinated debt.

      Equity in earnings of unconsolidated companies increased to $8.4 million, net of amortization of goodwill, compared to $5.0 million in 1999. This increase is attributed to the improved profitability of KBI and the inclusion of equity in earnings for all of 2000 compared to only eight months in 1999.

      Interest expense increased to $17.7 million, or 1.7% of net sales in 2000 from $13.2 million, or 1.3% of net sales in 1999. The increase was due primarily to higher interest rates and average debt outstanding. Average debt outstanding was $179.8 million in 2000 compared with $156.2 million in 1999. Average interest rates on variable rate debt were approximately 9.3% for 2000 compared with 7.6% for 1999. Increased average debt outstanding resulted primarily from additional financing needed during peak sales months and borrowings required for acquisitions made in 2000 and 1999.

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

LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary need for capital resources is to fund future growth, capital expenditures, and acquisitions, as well as to finance its working capital needs, which have been increasing as the Company has grown in recent years. Capital resources have primarily consisted of cash flows from operations and incurrence of debt.

Operations

      In 2001, operations provided $63.7 million in cash, compared with $41.4 million in 2000, an increase of $22.2 million due primarily to reductions in accounts receivable and inventory, partially offset by increases in prepaid expenses. In 2000, operations provided $41.4 million in cash, compared with $14.6 million in 1999, an increase of $26.8 million. This increase is primarily a result of a reduction in receivables, improved inventory management, increased cash distributions from the Company's equity investments in unconsolidated companies and prepayment of 2000 income taxes in 1999, partially offset by increased interest payments in 2000.

      Net working capital was $160.9 million at the end of 2001, compared with $142.1 million at the end of 2000. The purchase of the remaining 51% of KBI on July 3, 2001 and the resulting consolidation of KBI with the Company contributed $29.6 million of this increase. Net working capital was $142.1 million at the end of 2000, compared with $139.3 million at the end of 1999. The increase in working capital was primarily due to an increase in receivables and a decrease in payables.

Capital Investment and Acquisitions

      Net cash used in investing activities was $51.9 million and $30.7 million for the years ended December 31, 2001 and 2000, respectively. During 2001, cash flows used in investing activities included $23.8 million to acquire additional property and expand and remodel existing building materials centers and facilities for construction services and manufactured components, and $34.4 million to purchase the remaining 51% of KBI. These uses were partially offset by $4.8 million of proceeds from the sale of property and equipment and $2.2 million from the sale of business units.

      Net cash used in investing activities was $30.7 million and $59.9 million for the years ended December 31, 2000 and 1999, respectively. During 2000, cash flows used in investing activities included $35.5 million to acquire additional property and expand and remodel existing building materials centers and facilities for construction services and manufactured components, and $5.9 million to purchase a millwork facility that was consolidated into one of the Company's existing locations, and the acquisition of four window distribution centers along with several sales offices. These uses were partially offset by $11.5 million of proceeds primarily related to the sale of the Beaverton, Colorado Springs and South Austin properties.

Financing

      Net cash used in financing activities was $11.2 million in 2001, compared to $13.6 million in 2000. The primary uses of cash for financing activities during the year ended December 31, 2001 include $9.2 million related to a reduction in net checks in process, $8.7 million of debt principal payments, and $1.7 million of deferred financing costs. These uses were partially offset by $7.2 million of additional borrowings under the term note and $1.0 million of proceeds from stock options exercised.

      Net cash used in financing activities was $13.6 million in 2000, compared to $44.5 million of net cash provided by financing activities in 1999. The primary uses of cash for financing activities during the year ended December 31, 2000 include $20.8 million of debt principal payments, and $3.9 million related to a reduction in net checks in process. These uses were partially offset by $11.1 million of additional borrowings under the term note.

      The Company's existing senior credit facility provided for borrowings up to $300.0 million, which includes $110.0 million provided for by the term loan, all of which was outstanding at December 31, 2001, and $190.0 million provided for by the revolving credit facility, $53.1 million of which was outstanding at December 31, 2001. Borrowings under the agreement bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. The agreement expires in 2004.

      The agreements related to these borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to capitalization; consolidated net worth; a coverage ratio which includes earnings before interest, taxes and amortization; a ratio of total funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions. The Company is currently in compliance with these covenants and conditions.

      The Company filed a shelf registration with the Securities and Exchange Commission to register 2,000,000 shares of common stock. These shares may be issued from time to time in connection with future business combinations, mergers and/or acquisitions.

      Based on the Company's ability to generate cash flow from operations, its borrowing capacity under the revolver and its access to equity markets, the Company believes it will have sufficient capital to meet its anticipated short-term and long-term needs.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following summarizes the contractual obligations of the Company as of December 31, 2001 (in thousands):

                                                          Payments Due by Period
                              -----------------------------------------------------------------------------
                                                Less than         1 - 3             4            After 4
  Contractual Obligations          Total          1 Year           Years           Years           Years
--------------------------    --------------  --------------  --------------  --------------  -------------
Long-Term Debt                      $166,894         $ 8,600        $157,240          $1,054       $    --
Capital Lease Obligations                523             163             360              --            --
Operating Leases                      20,620           5,234           9,690           1,880         3,816
Unconditional Purchase
     Obligations                          --              --              --              --            --
Other Long-Term Commitments               --              --              --              --            --
                                    --------         -------        --------          ------        ------
Total Contractual Cash
     Obligations                    $188,037         $13,997        $167,290          $2,934        $3,816
                                    ========         =======        ========          ======        ======

      The following summarizes other commercial commitments as of December 31, 2001 (in thousands):

                                                                 Payments Due by Period
                                  Total       ---------------------------------------------------------------
      Other Commercial           Amounts        Less than         1 - 3           4 - 5           Over 5
         Commitments            Committed        1 Year           Years           Years            Years
--------------------------   ---------------  --------------  --------------  --------------  ---------------
Lines of Credit                       $   --          $   --             $--             $--             $--
Standby Letters of Credit              6,908           6,908              --              --              --
Guarantees                                --              --              --              --              --
Standby Repurchase
     Obligations                          --              --              --              --              --
Other Commercial Commitments              --              --              --              --              --
                                      ------          ------             ---             ---             ---
Total Commercial Commitments          $6,908          $6,908             $--             $--             $--
                                      ======          ======             ===             ===             ===

DISCLOSURES OF CERTAIN MARKET RISKS

      The Company experiences changes in interest expense when market interest rates change. Changes in the Company's debt could also increase these risks. The Company has managed its exposure to market interest rate changes through periodic refinancing of its variable rate debt with fixed rate term debt obligations. Based on debt outstanding at December 31, 2001, a 25 basis point increase in interest rates would result in approximately $408,000 of additional interest costs annually.

      Commodity wood products, including lumber and panel products, accounted for approximately 36% and 41% of net sales in 2001 and 2000, respectively, excluding the impact of commodity wood products on construction services and manufactured components. Prices of commodity wood products, which are subject to significant volatility, could directly affect the Company's net sales. As disclosed in the financial statements, the Company does not utilize any derivative financial instruments.

QUARTERLY RESULTS AND SEASONALITY

      The Company's first and fourth quarters historically are adversely affected by weather patterns in the Company's markets which result in decreases in levels of building and construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period as a consequence of the impact of various other factors, including general economic conditions, commodity wood product prices, interest rates, building permit activity, single-family housing starts, employment levels, consumer confidence, and the availability of credit to professional builders and contractors.

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

NEW ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 ("FAS 141"), "Business Combinations", and Statement No. 142 ("FAS 142"),"Goodwill and Other Intangible Assets".

      FAS 141 addresses the accounting for the cost of an acquired business, including any subsequent adjustments to its cost. FAS 141 supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations". FAS 141 requires the use of the purchase method of accounting for all business combinations, thereby eliminating the use of the pooling-of-interests method. Further, FAS 141 establishes criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill. FAS 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001.

      FAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. FAS 142 supersedes APB No. 17, "Intangible Assets". Under FAS 142, goodwill and indefinite-lived intangible assets will no longer be amortized and will be tested for impairment at least annually at the reporting unit level. FAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized. However, certain provisions of FAS 142 must be applied to goodwill and other acquired intangible assets for which the acquisition date is after June 30, 2001.

      On October 3, 2001 the FASB issued Statement No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of FAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. FAS 144 supersedes FAS 121, however it retains the fundamental provisions of FAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001.

     The Company currently expects to record an impairment loss of approximately $11.7 million, net of taxes, during the first quarter of 2002 as a result of adopting FAS 142. This impairment loss will be reported as a change in accounting principle. We do not anticipate that Statement No. 144 will have a material impact on the Company.

OUTLOOK

      The Company's financial performance could be negatively impacted by adverse economic changes in the Company's geographic market areas. The building materials industry has seen cyclicality in the past. The Company's operations have been subject to fluctuations from period to period as a reflection of changes in general economic conditions, commodity wood product prices, building permit activity, interest rates, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional builders and contractors and homeowners. These factors may have a more significant impact on the Company, which derives a significant percentage of its net sales from professional builders and contractors, than on those building supply companies that target a broad range of retail customers. The Company expects that fluctuations from period to period will continue in the future.

      During 2001 the Company began to see signs of softening demand from our principal customers and a tightening of margins. If these trends continue into 2002 and future years, our operating income may be materially affected as a result of reduced sales.

      The Company has a cash equity incentive plan that is accounted for as a variable rate plan. As a result, compensation expense will vary at each reported period based on changes in the Company's stock price. An increase in the Company's stock price will cause the Company to report additional compensation expense under the plan.

      Additionally, the Company's results of operations throughout the year are impacted by the weather in the states in which the Company has operations. The Company's financial performance could be negatively impacted by poor weather, which historically has affected building activity levels in the Company's market areas in the first and fourth quarters. Commodity wood products, including lumber and panel products, currently account for approximately 36% of the Company's net sales. Prices of commodity wood products, which are subject to significant volatility, directly affect the Company's sales, and future declines in commodity wood product prices could adversely impact the Company's results of operations.

      Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed in detail above or in the Company's Form 10-K for the fiscal year ended December 31, 2001. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward looking statements. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.

                     BUILDING MATERIALS HOLDING CORPORATION

                        2001 Audited Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
For the years ended December 31,
(Amounts in thousands, except per share data)

                                                                          2001         2000          1999
                                                                      ----------   ----------   -----------
Net sales                                                             $1,092,867   $1,013,968   $ 1,007,108
Cost of sales                                                            785,562      743,523       755,137
                                                                      ----------   ----------   -----------
Gross profit                                                             307,305      270,445       251,971
Selling, general and administrative expense                              265,661      229,861       208,775
Other income (expense), net                                                  985        1,952         2,466
                                                                      ----------   ----------   -----------
Income from operations                                                    42,629       42,536        45,662
Equity in earnings of unconsolidated companies, net of amortization        4,817        8,421         4,978
Interest expense                                                          13,553       17,722        13,184
                                                                      ----------   ----------   -----------
Income before income taxes and extraordinary item                         33,893       33,235        37,456
Income taxes                                                              13,049       13,523        14,421
                                                                      ----------   ----------   -----------
Income before extraordinary item                                          20,844       19,712        23,035
Extraordinary item, net of tax                                                --           --        (3,352)
                                                                      ----------   ----------   -----------
Net income                                                            $   20,844   $   19,712   $    19,683
                                                                      ==========   ==========   ===========
Income before extraordinary item per share:
Basic                                                                 $     1.61   $     1.55   $      1.82
Diluted                                                               $     1.60   $     1.54   $      1.80
Net income per share:
Basic                                                                 $     1.61   $     1.55   $      1.55
Diluted                                                               $     1.60   $     1.54   $      1.54

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
At December 31,
(Amounts in thousands, except share data)

                                                                                    2001       2000
                                                                                  --------   --------
ASSETS
Current assets
   Cash                                                                           $  5,182   $  4,570
   Receivables, net                                                                112,557    111,287
   Inventories                                                                      85,826     79,023
   Deferred income tax benefit                                                       4,657      4,375
   Prepaid expenses                                                                 10,802      3,934
                                                                                  --------   --------
       Total current assets                                                        219,024    203,189

Property, plant and equipment, net                                                 177,554    167,709
Equity investments in unconsolidated companies                                          --     31,787
Goodwill and other intangibles, net                                                 78,852     46,679
Deferred loan costs                                                                  4,387      3,981
Other long-term assets                                                               5,925      6,289
                                                                                  --------   --------
Total assets                                                                      $485,742   $459,634
                                                                                  ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current portion of long-term debt                                              $     --   $     --
   Accounts payable and accrued expenses                                            58,120     61,114
                                                                                  --------   --------
       Total current liabilities                                                    58,120     61,114

Long-term debt, net of current portion                                             167,417    165,006
Deferred income taxes                                                                7,803      6,303
Other long-term liabilities                                                          9,508      6,656
                                                                                  --------   --------
Total liabilities                                                                  242,848    239,079
                                                                                  --------   --------
Commitments and contingencies

Shareholders' equity
   Common stock, $0.001 par value, 20,000,000 shares authorized; 12,984,284 and
     12,839,607 shares issued and outstanding, respectively                             13         13
   Additional paid-in capital                                                      110,661    109,166
   Retained earnings                                                               132,220    111,376
                                                                                  --------   --------
       Total shareholders' equity                                                  242,894    220,555
                                                                                  --------   --------
Total liabilities and shareholders' equity                                        $485,742   $459,634
                                                                                  ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(Amounts in thousands)


                                                     Common Stock           Additional
                                                -----------------------       Paid-In        Retained
                                                  Shares       Amount         Capital        Earnings          Total
                                                ----------   ----------    -------------   -------------   ------------
Balance, December 31, 1998                          12,652          $13         $108,256        $ 71,981       $180,250
Net income                                              --           --               --          19,683         19,683
Stock options exercised and other                       28           --              177              --            177
                                                    ------          ---         --------        --------       --------
Balance, December 31, 1999                          12,680           13          108,433          91,664        200,110
Net income                                              --           --               --          19,712         19,712
Stock options exercised and other                      160           --              733              --            733
                                                    ------          ---         --------        --------       --------
Balance, December 31, 2000                          12,840           13          109,166         111,376        220,555
Net income                                              --           --               --          20,844         20,844
Stock options exercised and other                      144           --            1,495              --          1,495
                                                    ------          ---         --------        --------       --------
Balance, December 31, 2001                          12,984          $13         $110,661        $132,220       $242,894
                                                    ======          ===         ========        ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the years ended December 31,
(Amounts in thousands)

Cash Flows From Operating Activities                                                2001        2000         1999
                                                                                  --------    --------    ---------
Net income                                                                        $ 20,844    $ 19,712    $  19,683
Adjustments to reconcile net income to cash provided by
 operating activities:
     Depreciation and amortization                                                  19,334      17,213       14,149
     Deferred income taxes                                                           1,218        (415)        (573)
     Gain on sale of assets                                                           (888)     (2,611)      (1,403)
     Asset impairment charge                                                         1,750       1,800           --
     Equity in earnings of unconsolidated
      companies, net of amortization                                                (4,817)     (8,421)      (4,978)
     Distributions received from unconsolidated companies                            5,325       7,396        2,496
     Extraordinary item, write-off of deferred financing costs                          --          --          663
Changes in assets and liabilities, net of effects of acquisitions and location sales
     Receivables, net                                                               21,354         823      (12,418)
     Inventories                                                                     8,881       2,020       (2,419)
     Prepaid expenses                                                               (6,166)      3,735       (5,287)
     Accounts payable and accrued expenses                                          (5,655)     (1,465)         662
     Other long-term liabilities                                                     2,852       1,722        1,633
     Other, net                                                                       (345)        (69)       2,409
                                                                                  --------    --------    ---------
Net cash provided by operating activities                                           63,687      41,440       14,617
                                                                                  --------    --------    ---------
===================================================================================================================
Cash Flows From Investing Activities
Purchases of property and equipment                                                (23,825)    (35,500)     (27,380)
Acquisitions, net of cash acquired                                                 (34,374)     (5,905)     (15,779)
Equity investment in unconsolidated companies                                           --          --      (26,093)
Proceeds from dispositions of property and equipment                                 4,770      11,526        4,152
Proceeds from sale of business units, net of cash sold                               2,238          --        6,680
Investments in preferred stock                                                          --          --       (1,000)
Other, net                                                                            (683)       (818)        (511)
                                                                                  --------    --------    ---------
Net cash used in investing activities                                              (51,874)    (30,697)     (59,931)
                                                                                  --------    --------    ---------
===================================================================================================================
Cash Flows From Financing Activities
Borrowing under term note                                                            7,232      11,100      100,000
Net (payments)borrowings under revolving credit agreements                          (3,100)    (18,007)      27,792
Principal payments of term note                                                     (5,555)     (2,778)          --
Principal payments of unsecured senior notes                                            --          --      (66,667)
Principal payments of other notes payable                                              (23)         --       (8,723)
Decrease in net checks in process                                                   (9,198)     (3,880)      (3,112)
Deferred financing costs                                                            (1,696)         --       (4,963)
Stock options exercised                                                              1,025          --           --
Other, net                                                                             114         (60)         175
                                                                                  --------    --------    ---------
Net cash (used in) provided by financing
 Activities                                                                        (11,201)    (13,625)      44,502
                                                                                  --------    --------    ---------

Net change in cash                                                                     612      (2,882)        (812)
Cash, beginning of year                                                              4,570       7,452        8,264
                                                                                  --------    --------    ---------
Cash, end of year                                                                 $  5,182    $  4,570    $   7,452
                                                                                  ========    ========    =========
===================================================================================================================
Supplemental Disclosure of Cash Flow Information
       Cash paid during the year for:
          Interest, net of amounts capitalized                                    $ 13,414    $ 16,858    $  13,294
          Income taxes                                                            $ 16,346    $  9,612    $  21,314

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Nature of Operations

      Building Materials Holding Corporation ("BMHC") specializes in providing high quality products, as well as engineering, manufacturing and installation services to new housing builders and contractors, commercial and industrial contractors, and repair and remodel contractors. BMHC operates through its subsidiaries, BMC West Corporation ("BMC West") and BMC Framing Inc. ("BMC Framing"), with 137 facilities organized into 61 business units in 13 Western and Southern states. BMC West products and services include building materials, custom-manufactured building components (roof and floor trusses, wall panels and millwork) and product installation. BMC Framing provides turnkey framing services to regional and national production homebuilders. From May 1999 through July 3, 2001, BMC Framing owned 49% of Knipp Brothers Industries, LLC, KBI Distribution, LLC and KB Industries Limited Partnership (collectively, "KBI"), which primarily operate as framing contractors in Arizona, California and Nevada. On July 3, 2001, BMC Framing purchased the remaining 51% of KBI (the "KBI Acquisition").

Principles of Consolidation

      The consolidated financial statements include the accounts of BMHC and its wholly-owned subsidiaries (the "Company"). The equity method of accounting is used for investments in which the Company has significant influence. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassifications

      Certain reclassifications may have been made to amounts reported in prior periods, none of which affect the Company's financial position, results of operations, or cash flows.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. Estimates are used when accounting for items such as revenue, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, and valuations of investments, goodwill, other intangible assets and long-lived assets.

      The Company reviews the recoverability of all long-lived assets including goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of any impairment is based primarily on the ability to recover the cost of long-lived assets from expected future operating cash flows on an undiscounted basis. Except as disclosed in Note 3, in management's opinion, no such impairment existed at December 31, 2001 and 2000.

Cash and Cash Equivalents

      Cash represents amounts on deposit with high-credit-quality financial institutions and such balances may, at times, exceed FDIC limits. The Company considers all highly liquid investments that have a maturity of three months or less at the date of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2001 and 2000.

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

      Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are expensed as incurred. Gains and losses from dispositions of property, plant and equipment are included in the Company's consolidated statement of income in other income (expense), net.

      The Company capitalizes interest on borrowings during the active construction period on major capital projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful life of the asset.

      In 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires companies to capitalize certain costs, including interest, of computer software developed or obtained for internal use, provided that those costs are not research and development, and other certain criteria are met. As a result, the Company capitalized $9,460,000 and $6,182,000 of internal use software development costs through December 31, 2001 and 2000, respectively. These costs are amortized on a straight-line basis over a period of seven years. See Note 7.

Deferred Loan Costs

      Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method for the Company's term note and the straight-line method for the Company's revolving credit facility. Interest expense includes amortization of deferred loan costs of $1,290,000, $1,166,000, and $341,000 in 2001, 2000, and
1999, respectively.

Goodwill and Other Intangibles

      Goodwill and other intangible assets arising from transactions that occurred before July 1, 2001 are generally being amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill and other intangibles was $9,027,000 and $6,842,000 at December 31, 2001 and 2000, respectively.
Goodwill and other intangibles with an indefinite useful life resulting from the KBI acquisition are not being amortized. Instead, they will be subjected to impairment testing at least annually. See "New Accounting Standards".

Other Assets

      Other assets consist of cash surrender values on company-owned life insurance, executive deferred compensation investments, non-compete agreements and trade rebates receivable from cooperative supplier organizations. The non-compete agreements are amortized over the life of the related agreements (one to five years).

Revenue Recognition

      Revenues are recognized for product sales when title to the goods passes to the buyer, which is generally at the time of delivery. Revenues are recognized for services provided upon completion of the services.

Stock Compensation

      The Company records compensation expense associated with awards of stock using the intrinsic value method rather than the fair value method.

Advertising

      Advertising costs are expensed when incurred. During 2001, 2000 and 1999 advertising expense was $616,000, $922,000, and $1,964,000, respectively.

Shipping and Handling

      Shipping and handling costs are included in selling, general, and administrative expense. During 2001, 2000, and 1999, shipping and handling costs were $23,908,000, $19,681,000, and $17,443,000, respectively.

New Accounting Standards

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 ("FAS 141"), "Business Combinations", and Statement No. 142 ("FAS 142"),"Goodwill and Other Intangible Assets".

      FAS 141 addresses the accounting for the cost of an acquired business, including any subsequent adjustments to its cost. FAS 141 supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations". FAS 141 requires the use of the purchase method of accounting for all business combinations, thereby eliminating the use of the pooling-of-interests method. Further, FAS 141 establishes criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill. FAS 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001.

      FAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. FAS 142 supersedes APB Opinion No. 17, "Intangible Assets". Under FAS 142, goodwill and indefinite-lived intangible assets will no longer be amortized and will be tested for impairment at least annually at the reporting unit level. FAS 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recorded. However, certain provisions of FAS 142 must be applied to goodwill and other acquired intangible assets for which the acquisition date is after June 30, 2001.

      On October 3, 2001, the FASB issued Statement No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of FAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. FAS 144 supersedes FAS 121, however it retains the fundamental provisions of FAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001.

      The Company currently expects to record an impairment loss of approximately $11,650,000 million, net of taxes, during the first quarter of 2002 as a result of adopting FAS 142. This impairment loss will be reported as a change in accounting principle. We do not anticipate that Statement No. 144 will have a material impact on the Company.

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

3.  ASSET IMPAIRMENT CHARGE

      During the third quarter of 2001, the Company wrote off its $1,000,000 investment in BuildNet, Inc. ("BuildNet"). BuildNet filed under Chapter 11 of the Bankruptcy Code and the Company has been advised that BuildNet will be conducting an orderly liquidation of its assets. Based on an analysis conducted by the Company during the third quarter of 2001, management determined that its investment will not be recovered once the liquidation is complete. During the second quarter of 2001, the Company recognized a loss of $750,000 resulting from the anticipated sale of real property in Salem, Oregon.

      During the fourth quarter of 2000, as a part of its normal evaluation of its portfolio of business units, the Company completed a strategic evaluation of a business unit located in Grand Junction, Colorado. As a result of this evaluation, the Company entered into a definitive purchase and sale agreement for the sale of the business unit. Consequently, the Company determined that the goodwill associated with this business unit was impaired and recorded a charge of $1,800,000, which is included in other income (expense), net. Net sales and operating profit for the business unit were $7,185,000, and $411,000, respectively, in 2000. The sale of the business unit was completed on February 5, 2001.

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

      On July 3, 2001, the Company completed the KBI Acquisition by purchasing the remaining 51% of KBI not already owned by the Company. The results of KBI's operations have been included in the consolidated financial statements since that date. KBI is a provider of framing and related services to the homebuilding industry in Arizona, California and Nevada. As a result of the acquisition, BMHC is providing framing services in those markets. The acquisition greatly enhances our capabilities in the framing business, which we believe will continue to be an important part of our construction services and manufactured components business. The aggregate consideration paid for the remaining 51% interest was $34,374,000 in cash, net of cash acquired of $1,831,000.

      The following is a summary of the assets acquired and liabilities assumed in connection with the acquisition at July 3, 2001 (in thousands):

             Current assets                                     $22,113
             Property, plant and equipment                        3,597
             Intangible assets                                    5,576
             Goodwill                                            12,650
             Other long-term assets                                 188
                                                             ----------
                  Total assets acquired                          44,124

             Current liabilities                                 (5,879)
             Long-term liabilities                               (2,040)
                                                              ---------
                  Total liabilities assumed                      (7,919)
                                                              ---------
                  Net assets acquired                           $36,205
                                                                =======

      Of the $5,576,000 of acquired intangible assets, $4,896,000 was assigned to customer relationships that are not subject to amortization and $680,000 was assigned to non-compete agreements that are being amortized over the three-year life of those agreements. In accordance with the transitional provisions of FAS 142, the $12,650,000 of goodwill, all of which is deductible for tax purposes, and the $4,896,000 of customer relationships will not be amortized and will be tested for impairment at least annually.

      The initial acquisition of the 49% interest in KBI was made in May 1999 for approximately $26,100,000 in cash and $2,200,000 in various assets and was accounted for under the equity method until July 3, 2001. Under the equity method of accounting the Company allocated the excess of its 1999 investment over its proportionate ownership interest in the net assets of KBI to the assets and liabilities of KBI based on their estimated fair values at the date of the investment. The excess of this investment over the estimated fair value of the net assets of KBI owned by the Company was considered goodwill. The July 3, 2001 consolidation of KBI resulted in an increase in assets of approximately $39,990,000, an increase in liabilities of approximately $7,002,000 and a decrease in equity investments in unconsolidated companies of approximately $32,988,000. These amounts are considered non-cash items in the condensed consolidated statement of cash flows for the year ended December 31, 2001. Since July 3, 2001, the results of operations related to KBI have been included in the Company's consolidated statement of income.

      During 2000, the Company completed the acquisition of Alberta Sales, a millwork facility that was consolidated into the Company's existing Carson Valley location, and the acquisition of four warehouse distribution centers along with several sales offices doing business as Marvin Windows Planning Centers from Frontier Wholesale Company. The total cash consideration given was $5,905,000.

      The following summarizes unaudited pro forma results of operations assuming the 2001 acquisition of KBI occurred as of the beginning of 2001 and 2000. The pro forma information does not include the effect of the acquisitions of Alberta Sales or Marvin Windows Planning Centers because such effect is not significant. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the KBI Acquisition been consummated at the beginning of the years presented, or that may occur in the future (in thousands, except per share data).

                                                          Unaudited
                                                 -------------------------------
                                                     2001              2000
                                                 -------------     -------------
Net sales                                           $1,178,620        $1,175,388
Net income                                              23,080            23,083

Net income per diluted common share                      $1.78             $1.80

      In 1999, the Company completed three acquisitions involving six facilities located in Colorado, Montana, Nevada, and Texas. The aggregate purchase price was $19,319,000, consisting of $15,779,000 in cash and a note payable for $3,540,000, net of discount. The issuance of the note payable is considered a non-cash transaction for purposes of the consolidated statement of cash flows.

      The following summarized unaudited pro forma results of operations assume the 1999 acquisitions occurred as of the beginning of 1999. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the year presented, or that may occur in the future (in thousands, except share data).


                                                           Unaudited
                                                           ---------
                                                             1999
                                                         ------------
Net sales                                                  $1,037,304
Income before extraordinary item                               25,516
Net income                                                     22,164
Income before extraordinary item per diluted
common share                                                    $1.99

Net income per diluted common share                             $1.73

5. RECEIVABLES

      Receivables consisted of the following at December 31, (in thousands):

                                                            2001         2000
                                                         ---------    ---------

Trade receivables                                        $ 109,229    $ 106,556
Other                                                        5,294        6,915

Allowance for returns, discounts and doubtful accounts      (1,966)      (2,184)
                                                         ---------    ---------

                                                         $ 112,557    $ 111,287
                                                         =========    =========

      Because customers are dispursed among the Company's various markets, its credit risk to any one customer or state economy is not significant. The Company performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts when events or circumstances indicate that collection is doubtful.

6. EQUITY INVESTMENTS

      Summarized 2001, 2000 and 1999 combined financial information of the Company's equity-basis investments in KBI follows (in thousands):

                                                          2001 (1)      2000        1999 (2)
                                                         --------    ---------     ---------
Income statement information:
    Net sales                                            $ 85,753    $ 161,420     $ 101,354
    Income from operations                               $  3,488    $   2,818     $   1,298

    Net income/(loss)                                    $(13,872)   $   3,434     $   1,478
    Less other members share of net (income)/loss          15,510       (1,751)         (754)
                                                         --------    ---------     ---------
    Company's share of net income                           1,638        1,683           724
    Other income allocations, net of amortization
       of intangibles                                       3,179        6,738         4,254
                                                         --------    ---------     ---------
    Equity in earnings of unconsolidated companies       $  4,817    $   8,421     $   4,978
                                                         ========    =========     =========
Financial position information:
    Current assets                                       $     --    $  36,404     $  29,569
    Non-current assets                                   $     --    $   5,750     $   5,444
    Total liabilities (current)                          $     --    $  10,347     $   6,639

    Members capital                                      $     --    $  31,807     $  28,374
    Less other members share of capital                        --      (16,222)      (14,471)
                                                         --------    ---------     ---------

    Company's share of capital                                 --       15,585        13,903
    Goodwill                                                   --       16,202        16,859
                                                         --------    ---------     ---------
Equity investments in unconsolidated companies           $     --    $  31,787     $  30,762
                                                         ========    =========     =========

      (1) In July 2001, the Company purchased the remaining 51% of KBI. As a result, 2001 income statement information reflects six months of equity method accounting. The 2001 income statement information includes a change in control bonus of $17,215,000 paid for and specifically allocated to the previous 51% partner.

      (2) In May 1999, the Company purchased 49% of KBI. As a result, 1999 reflects eight months of equity method accounting.

7. PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consisted of the following at December 31 (in thousands):

                                     2001         2000
                                  ---------    ---------
Land                              $  43,652    $  40,551
Buildings and improvements           95,671       94,701
Machinery and fixtures               46,710       43,493
Handling and delivery equipment      43,563       37,486
Construction in progress             15,117        9,242
                                  ---------    ---------

                                    244,713      225,473
Less accumulated depreciation       (67,159)     (57,764)
                                  ---------    ---------

                                  $ 177,554    $ 167,709
                                  =========    =========

      Interest of $541,000, $777,000, and $221,000 has been capitalized during 2001, 2000 and 1999, respectively. Depreciation expense was $15,506,000, $13,576,000, and $11,779,000 in 2001, 2000 and 1999, respectively.

      At December 31, 2001 and 2000 the Company had $4,819,000 and $5,704,000,
respectively, of land and buildings and improvements held for sale recorded at the lower of cost or market. During 2001, the Company recorded net gains from the sale of assets of $888,000 consisting primarily of the gain on the sale of real estate in Boise and Lewiston, Idaho, and Grand Junction, Colorado. During 2000, the Company recorded net gains from the sale of assets of $2,611,000 consisting primarily of the gain on the sale of real estate in Beaverton, Oregon for approximately $2,250,000. During 1999, the Company recorded net gains from the sale of assets of $1,403,000 consisting primarily of a gain of $1,384,000 on the sale of three of its centers (located in Fredericksburg, Marble Falls and Shiner, Texas).

8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accounts payable and accrued expenses consisted of the following at December 31 (in thousands):

                                                          2001           2000
                                                      ----------     ----------
                     Trade accounts payable              $24,136        $29,396
                     Net checks in process                 5,731          8,308
                     Accrued compensation                 17,742         12,782
                     Sales tax payable                     3,182          3,817
                     Other                                 7,329          6,811
                                                        --------      ---------

                                                         $58,120        $61,114
                                                         =======        =======

9. DEBT

      Debt consisted of the following at December 31 (in thousands):

                                             2001       2000
                                           --------   --------
Term note                                  $110,000   $108,323
Revolving credit facility                    53,100     52,200
Non-interest bearing term note, net of
 related discount of $650 and $1,183 at
 December 31, 2001 and 2000, respectively     3,794      3,817
Capital Lease                                   523        666
                                           --------   --------

                                           $167,417   $165,006
                                           ========   ========

      During the fourth quarter of 1999, management entered into a new senior credit facility that included a revolving credit facility of $125,000,000 and a term note of $100,000,000. The financing was arranged through Bank of America, NA., as administrative agent, and nine other banks. The facility was used to repay the Company's 8.10% and 9.18% unsecured senior notes and other debt and is available to fund future acquisitions. In June 2000, the Company executed the First Amendment to the senior credit facility that added an additional bank, Banque Nationale de Paris, and increased its credit availability by $25,000,000. In August 2001, the Company amended and restated the senior credit facility, increasing the term loan to $110,000,000, due December 2004 and the revolving credit line to $190,000,000, due December 2004. Principal payments on the term loan were rescheduled, with quarterly payments resuming on September 30, 2002. The second amendment and restatement were arranged through Wells Fargo Bank, N.A., as administrative agent, and a group that included twelve other banks as of January 2002. The amendments to the senior credit facility and the revolving line of credit were not considered a refinancing or accounted for as such.

      Borrowings under the revolving credit facility bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. A fee of 0.375% to 0.500%
per annum is charged on the unused portion. At December 31, 2001 the Company had $129,992,000 of remaining capacity under this revolver, net of reductions attributable to letters of credit. The term note bears interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. At December 31, 2001 there was $110,000,000 outstanding under this term note.

      The term loan and revolving credit facility are both collateralized by the following assets: all accounts, chattel paper, deposit accounts, documents, equipment, general intangibles, pledged collateral, inventory, books, letter of credit proceeds and deeds of trust on certain real property.

      The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to capitalization; consolidated net worth; a coverage ratio which includes earnings before interest, taxes and amortization; a ratio of total funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions. At December 31, 2001, the Company was in compliance with these covenants and conditions.

      In connection with a 1999 acquisition, the Company issued a $5,000,000 non-interest bearing five-year term note to the previous owner as partial consideration for the purchase. The note has been recorded assuming a 15% effective interest rate resulting in a discount of $1,460,000 at December 31, 1999. Under the terms of the note, principal payments are due beginning 2004; however, accelerated payments may be due based on the operating results of the acquired facilities during each of the next five years. The Company has discounted its principal payments for this note based on estimates of the operating results of the acquired business. The Company has made payments of $556,000 through December 31, 2001 under the terms of the note.

      The scheduled principal payments of debt are $8,763,000 in 2002, $18,786,000 in 2003, $138,814,000 in 2004 and $1,054,000 in 2005.

      The $8,763,000 of principal payments due in 2002 are expected to be refinanced through the unused portion of the revolving credit facility. As a result, this amount has been classified as long-term.

      As of December 31, 2001 and 2000, the Company had $6,908,000 and $2,800,000, respectively, in letters of credit to guarantee performance or payments to third parties. These letters of credit reduce borrowing availability under the revolving credit facility.

10. PREFERRED STOCK

      BMHC has 2,000,000 shares of preferred stock authorized but not currently issued.

11. STOCK PURCHASE AND INCENTIVE PLANS

Shareholders' Rights Plan

      BMHC adopted a shareholders' rights plan that expires in 2007. Under the plan, if a person acquires 15% or more of the Company's stock or makes a tender or other offer to do so without the approval of the Board of Directors, shareholders would have the right to purchase stock of BMHC or the acquiring company at a significant discount. The Board of Directors of BMHC has the right to redeem the rights for a nominal amount, to extend the period before shareholders may exercise the rights or to take other actions permitted by the plan. The rights trade with BMHC's stock but do not give shareholders any voting rights. The rights plan is intended to encourage any person seeking to acquire BMHC to negotiate with the Board of Directors.

Cash Equity Plan

      On April 1, 1999, BMHC adopted a Cash Equity Plan to provide incentives for key management employees. The awards vest after three years from the date of grant and expire after five years. Each unit under an award allows for an exchange for cash in the amount of the fair market value of BMHC's common stock at the date of exercise. The number of units available for grant, including those units outstanding and unexercised, cannot exceed two percent of BMHC's common shares outstanding at any given time. This plan is accounted for as a variable plan. As a result, compensation expense will vary at each reported period based on changes in the Company's stock price. During 2001, 2000 and 1999, the Company awarded 97,000, 100,435 and 73,190 units, respectively, and recognized compensation expense of $1,004,000, $340,000 and $243,000 respectively. At December 31, 2001, 247,490 units remained outstanding and unexercised. Accelerated vesting may occur if there is a change of control of the Company, as defined in the Cash Equity Plan.

Employee Stock Purchase Plan

      On October 1, 2000, BMHC adopted a non-compensatory Employee Stock Purchase Plan ("ESPP"). Under the ESPP, eligible employees may elect each year to have up to 10% of their annual qualified compensation withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the market price of BMHC's common stock on the last day of each month. The purchase period is one month, commencing on the effective date of the ESPP, and continues consecutively after the termination of the preceding purchase period. There were 200,000 shares of common stock authorized for purchase under the ESPP. As of December 31, 2001, there were 164,000 shares available for future purchase under the ESPP.

Stock and Stock Option Plans

      The Company has five stock and stock option plans: the 1991 Senior Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan, the 1993 Second Amended and Restated Non-Employee Stock Plan and the 2000 Stock Incentive Plan (the "Stock Option Plans"). As of December 31, 2001, there were 1,771,118 shares of common stock reserved for issuance under the plans.

      The 1991 Senior Management and Field Management Plan provided for the granting of options to purchase shares of BMHC's common stock at exercise prices below fair market value. At December 31, 2001, there were no options remaining for future grants under the 1991 plan. Options vest over four years from the date of grant and expire at the end of ten years if unexercised.

      The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provided for the granting of options, at the discretion of the Board of Directors, to purchase shares of BMHC's common stock. At December 31, 2001, there were no options remaining for future grants under the 1992 and 1993 plans. The exercise price is equal to the fair market value of BMHC's common stock on the date the options are granted. Options vest over five years from the date of grant and expire at the end of ten years if unexercised.

      On February 18, 2000, BMHC amended the 1993 Amended and Restated Non-Employee Stock Option Plan to the 1993 Second Amended and Restated Stock Plan. As a result, the Company now grants awards of the Company's common stock rather than stock option awards under this plan. This plan is available only to non-employee directors, and awards vest immediately upon grant. During 2001 and 2000, the Company granted 18,200 and 16,800 shares, respectively, of stock under this plan and recognized compensation expense of $177,400 and $176,400, respectively. At December 31, 2001, 53,500 shares remain in the plan for future issuance. The options that remain outstanding from grants under the pre-amended plan are exercisable after one year following the date of grant and expire at the end of ten years if unexercised.

      On February 18, 2000 BMHC adopted the 2000 Stock Incentive Plan, which provides for the granting of sales or bonuses of stock, restricted stock, stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, and dividend equivalents. The number of shares of common stock issued and issuable pursuant to all awards granted under this plan shall not exceed 600,000, with annual increases commencing in 2001 as defined in the plan. During 2001 there were 204,500 non-statutory options granted under the plan at a price equal to the fair market value of the Company's common stock on the date of grant. These grants vest at an annual rate of 25% commencing on December 31, 2001. At December 31, 2001 there were 168,750 shares remaining in the plan for future issuance. All options outstanding under the plan expire at the end of ten years if unexercised.

      During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options. The exercise price was equal to the fair market value of the Company's common stock on the date the options were granted. These options vested in February 2002 and expire 10 years from the date of grant, or 2007, and are included in the tables below.

      A summary of the activity of the Stock Option Plans for the years ended December 31, 2001, 2000 and 1999, is presented in the table below:

                                                      2001                          2000                           1999
                                          ----------------------------  ----------------------------  ----------------------------
                                                            Wtd. Avg.                     Wtd. Avg.                    Wtd. Avg.
                                             Shares         Ex. Price      Shares         Ex. Price      Shares        Ex. Price
                                          ------------    ------------  ------------    ------------  ------------    ------------
Balance at beginning of the year            1,406,673          $11.73    1,074,801           $11.46      920,995           $11.57
      Options granted                         204,500            9.71      490,500             9.40      215,750            10.42
      Options exercised                      (126,477)           8.11     (143,121)            9.47      (27,388)            3.40
      Options forfeited                       (70,828)          15.12      (15,507)           14.10      (34,556)           13.95
                                          -----------                   ----------                    ----------
Balance at end of the year                  1,413,868          $11.58    1,406,673           $11.73    1,074,801           $11.46
                                          ===========                   ==========                    ==========
Exercisable at end of the year                849,765          $12.83      765,526           $13.08      701,594           $11.33
Weighted average fair value of options
   granted at fair value                        $6.52                        $6.38                         $6.56
Weighted average fair value of options
   granted below fair value                        --                        $5.43                            --

      The following table summarizes information about stock options outstanding at December 31, 2001:

                                               Options Outstanding                                   Options Exercisable
                         ----------------------------------------------------------------   ---------------------------------------
                                                  Weighted Average
      Range of           Number Outstanding at  Remaining Contractual   Weighted Average   Number Exercisable at   Weighted Average
   Exercise Prices         December 31, 2001        Life (Years)         Exercise Price      December 31, 2001      Exercise Price
---------------------    ---------------------  ---------------------   -----------------   ------------------     ----------------
 $1.21 to $ 6.85                  85,330                7.5                   $6.33                15,330                $3.92
 $8.67 to $17.00               1,238,748                7.0                  $11.16               744,645               $11.85
$19.50 to $29.75                  89,790                3.8                  $22.51                89,790               $22.51
                               ---------                                     ------               -------               ------
 $1.21 to $29.75               1,413,868                6.8                  $11.59               849,765               $12.83
                               =========                                     ======               =======               ======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999: risk-free interest rates of 5.1%, 6.0%, and 5.4%, respectively; estimated lives of approximately 9 years, 8 years, and 6 years, respectively; and expected stock price volatility of 55.0%, 52.8%, and 61.6%, respectively.

      Had compensation cost for these plans been determined using the fair value method, the Company's 2001 net income would have been reduced on a pro forma basis by $1,115,000 and basic and diluted earnings per share would have been reduced on a pro forma basis by $0.09. The 2000 pro forma adjustments would have been a reduction in net income of $859,000; and a reduction in basic and diluted earnings per share of $0.07. The 1999 pro forma reductions would have been a reduction in net income of $617,000; and a reduction in basic and diluted earnings per share of $0.05.

12. INCOME TAXES

      Income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of the following (in thousands):

                          2001        2000        1999
                        --------    --------    --------
Current income taxes
   Federal              $ 10,921    $ 12,768    $ 13,912
   State                     910       1,170       1,082
                        --------    --------    --------
                          11,831      13,938      14,994
                        --------    --------    --------

Deferred income taxes
   Federal                 1,107        (383)       (529)
   State                     111         (32)        (44)
                        --------    --------    --------
                           1,218        (415)       (573)
                        --------    --------    --------

                        $ 13,049    $ 13,523    $ 14,421
                        ========    ========    ========

      The tax benefit associated with non-statutory stock options exercised by employees under the Company's stock plans reduced taxes payable by approximately $257,000, $344,000, and $82,000 for 2001, 2000, and 1999, respectively. These benefits were credited to additional paid-in capital.

      A reconciliation of the statutory federal income tax rate to the rate as provided in the consolidated statements of income follows:

                           2001      2000      1999
                          ------    ------    ------
Statutory rate             35.0%     35.0%     35.0%
State income taxes          2.4       2.5       2.4
Non-deductible goodwill      --       2.4        --
Other                       1.1       0.8       1.1
                          ------    ------    ------
                           38.5%     40.7%     38.5%
                          ======    ======    ======

      Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

      The components of deferred income taxes included in the Company's year-end balance sheets were as follows (in thousands):

                                                            2001         2000
                                                         ----------    --------
Deferred tax assets
   Inventories, tax basis in excess of book basis          $  2,273    $ 2,246
   Reserves not yet deductible for tax                        4,331      3,342
   Other                                                      1,108      1,877
                                                           --------    -------
   Total deferred tax assets                                  7,712      7,465
                                                           --------    -------
Deferred tax liabilities
   Book basis in excess of tax basis of acquired assets         456        256
   Tax in excess of book depreciation                         8,052      6,997
   Deferred costs deducted for taxes                          2,350      2,140
                                                           --------    -------
   Total deferred tax liabilities                            10,858      9,393
                                                           --------    -------
                                                           $ (3,146)   $(1,928)
                                                           ========    =======
Classified as
   Deferred income tax benefit (current assets)            $  4,657    $ 4,375
   Deferred income taxes (long-term liabilities)             (7,803)    (6,303)
                                                           --------    -------

                                                           $ (3,146)   $(1,928)
                                                           ========    =======

13. NET INCOME PER COMMON SHARE

      Net income per common share was determined as follows (in thousands):

                                                                           2001      2000      1999
                                                                         -------   -------   -------
Net income available to common shareholders                              $20,844   $19,712   $19,683
                                                                         =======   =======   =======

Weighted average shares outstanding used to determine basic net
   income per common share                                                12,910    12,754    12,667
Net effect of dilutive stock options (1)                                      99        69       125
                                                                         -------   -------   -------
Average shares used to determine diluted net income per common share      13,009    12,823    12,792
                                                                         =======   =======   =======

      (1) Stock options of 558,938, 1,247,232, and 644,371 were not included in the computation, because to do so would have been anti-dilutive for the years ended December 31, 2001, 2000, and 1999, respectively.

14. RETIREMENT PLANS

      BMHC has a savings and retirement plan for its salaried and certain of its hourly employees whzereby the eligible employees may contribute a percentage of their earnings to a trust, i.e. a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees and a percentage of net income for the period. The Company's contributions are charged against operations and were $3,005,000, $3,050,000, and $2,707,000 in 2001, 2000 and 1999, respectively.

      BMHC has a supplemental retirement plan for selected key management employees and directors. The contributions are based on the Company achieving certain operating earnings levels. Pursuant to this plan, the Company charged operations for $1,503,000 in 2001, $1,309,000 in 2000, and $1,420,000 in 1999.
BMHC has purchased company-owned life insurance in order to have a funding mechanism for this plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

      Effective with the 2002 year the directors will no longer be covered by the supplemental retirement plan and their existing benefits will be transferred to a deferred account with a present value of an equivalent form of cash or stock compensation. Future compensation for directors will be limited to a quarterly cash retainers and annual stock grants.

      BMHC does not provide any other postretirement benefits for its employees.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

      The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $8,317,000 in 2001, $7,028,000 in 2000, and $6,813,000 in 1999. Certain of the leases are non-cancelable and have minimum lease payment requirements of $5,234,000 in 2002, $4,129,000 in 2003, $3,273,000
in 2004, $2,288,000 in 2005, $1,880,000 in 2006, and $3,816,000 thereafter.

Legal Proceedings

      The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

16. FINANCIAL INSTRUMENTS

      The book values compared with the fair values of financial instruments at December 31, were as follows (in thousands):

                               2001                  2000
                        -------------------   ------------------
                         Book       Fair       Book       Fair
                         Value      Value      Value      Value
                        --------   --------   --------   --------
Long-term debt:
   Variable rate debt   $163,100   $163,100   $160,523   $160,523
   Fixed rate debt         4,317      3,331      4,483      3,857
                        --------   --------   --------   --------

                        $167,417   $166,431   $165,006   $164,380
                        ========   ========   ========   ========

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

17. BUSINESS SEGMENT AND PRODUCTS

      The Company's chief operating decision makers consist of senior managers who work together to allocate resources to and assess the performance of each of the Company's individual locations. Management believes its locations have similar operating and economic characteristics and has aggregated its operations into a single reporting segment, which is the supply and distribution of lumber, building materials and services to new housing builders and contractors, commercial and industrial contractors, and repair and remodel contractors.

      The Company's locations principally derive revenues from commodity wood products (lumber, plywood and oriented strand board), construction services and manufactured components (framing, millwork, roof and floor trusses, pre-hung doors, windows, moldings and installation), building materials (roofing, siding, insulation and steel products), and other products (paint, hardware, tools, electrical and plumbing). Net sales by product for the years ended December 31, 2001, 2000 and 1999 were as follows (in thousands):

                                      2001         2000         1999
                                  ----------   ----------   ----------
Net sales
   Wood products                  $  388,925   $  417,949   $  444,834
   Construction services and
        manufactured components      528,968      410,057      348,569
   Building materials                111,495      117,985      136,757
   Other                              63,479       67,977       76,948
                                  ----------   ----------   ----------
Total revenues                    $1,092,867   $1,013,968   $1,007,108
                                  ==========   ==========   ==========

18. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

      Operating results by quarter for 2001 and 2000 are as follows (dollars in thousands, except per share data):

                                                               First    Second(2)  Third (3)  Fourth (4)
                                                              --------  ---------  ---------  ----------
2001
   Net sales                                                  $223,149   $268,416   $326,204   $275,098
   Gross profit                                                 63,667     73,795     90,152     79,692
   Income from operations                                        5,467     11,581     15,513     10,038
   Net income                                                    2,175      7,065      7,287      4,316

   Net income per diluted common share (1)                    $   0.17   $   0.54   $   0.55   $   0.33
   Common stock prices:
     High                                                     $  9.938   $ 15.210   $ 16.960   $ 15.490
     Low                                                         8.250      8.690     10.700      9.400

2000
   Net sales                                                  $233,467   $271,404   $270,536   $238,561
   Gross profit                                                 60,001     70,082     73,380     66,982
   Income from operations                                        9,661     13,579     13,304      5,992
   Net income                                                    4,467      7,033      6,807      1,405

   Net income per diluted common share (1)                    $   0.35   $   0.55   $   0.53   $   0.11
   Common stock prices:
     High                                                     $ 10.938   $ 11.000   $ 10.438   $  9.500
     Low                                                         8.875      7.750      8.500      7.563

(1) Net income per share calculations are based on the average common shares outstanding for each period presented. Accordingly, the total of the per share figures for the quarters may not equal the per share figure reported for the year.
(2) The second quarter of 2001 includes the $750,000 loss from the anticipated sale of real property in Salem, Oregon.
(3) The third quarter of 2001 includes the $1,000,000 write-off of the Company's investment in BuildNet. See Note 3 for more details.
(4) The fourth quarter of 2000 includes the $1,800,000 goodwill impairment charge related to the sale of the Company's location in Grand Junction, Colorado. See Note 3 for more details.

To the Board of Directors and Shareholders
Building Materials Holding Corporation

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Building Materials Holding Corporation and its subsidiaries (the "Company") at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

San Francisco, California
March 8, 2002