Form 10-K, Exhibit 13
period 2002-12-31
BUILDING MATERIALS HOLDING CORP
filed 2003-03-26
CIK 1046356

EXHIBIT 13.1

FINANCIAL REVIEW
Building Materials Holding Corporation

     The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2002, 2001, and 2000 and financial condition as of December 31, 2002 and 2001. The comparison of the 2002 results with 2001 and the comparison of the 2001 results with 2000 were affected by the acquisitions that occurred during 2002 and 2001 as discussed more fully in Note 4 to our consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the years ended December 31, 2002, 2001 and 2000, amounts as well as the percentage relationship to net sales of certain costs, expenses and income items (dollars in millions).

	2002		2001		2000
Net sales	$ 1,161.5	100.0%	$ 1,092.9	100.0%	$ 1,014.0	100.0%
Gross profit	329.2	28.3	307.3	28.1	270.4	26.7
Selling, general and
administrative expense	284.1	24.5	265.7	24.3	229.9	22.7
Impairment of assets	6.7	0.6	1.7	0.2	1.8	0.2
Other income	(0.7)	(0.1)	(2.7)	(0.3)	(3.8)	(0.4)
Income from operations	39.1	3.3	42.6	3.9	42.5	4.2
Equity in earnings of
unconsolidated companies	—	—	4.8	0.4	8.4	0.8
Interest expense	9.8	0.8	13.6	1.2	17.7	1.7
Income tax expense	10.9	0.9	13.0	1.2	13.5	1.3
Minority interest loss	(0.2)	—	—	—	—	—
Change in accounting principle,
net of tax	(11.6)	(1.0)	—	—	—	—
Net income	$ 7.0	0.6	$ 20.8	1.9	$ 19.7	1.9

ACQUISITIONS

     On July 1, 2002, the Company purchased a 51% interest in a newly formed partnership, KBI Norcal, for approximately $5.8 million in cash, $0.8 million of assumed debt (equipment leases and a working capital loan) and the issuance of 34,364 shares of BMHC common stock. The other 49% interest is owned by RJ Norcal, LLC, a limited liability company owned by Robert Garcia and John Volkman. KBI Norcal provides turnkey framing services in Northern California.

     Under the purchase agreement, BMHC will have the option to purchase the remaining 49% interest in KBI Norcal from July 1, 2004 through June 30, 2008 and the principals of RJ Norcal, LLC will have the option to require BMHC to purchase the remaining 49% of KBI Norcal from July 1, 2006 through June 30, 2008. The purchase price for the remaining 49% will generally be based on a multiple of historical earnings of KBI Norcal. If the fair value of the net assets to be acquired is less than the amount payable under the required purchase option, the Company would record a loss. As of December 31, 2002, the purchase price would be approximately $7.5 million and no loss was required to be reported.

     KBI Norcal’s operating results have been consolidated in these financial statements effective July 1, 2002. The impact of the 49% ownership interest of RJ Norcal, LLC is included in minority interest.

     During 2002 the Company made four other acquisitions for aggregate consideration of approximately $2.3 million.

     From May 1999 through July 3, 2001, BMC Construction owned 49% of Knipp Brothers Industries, LLC, KBI Distribution, LLC and KB Industries Limited Partnership (collectively, “KBI”), which primarily operate as framing contractors in Arizona, Southern California and Nevada. On July 3, 2001, BMC Construction purchased the remaining 51% of KBI (the “KBI Acquisition”). The aggregate consideration paid for the remaining 51% interest was $34.4 million in cash, net of cash acquired of $1.8 million.

     Prior to July 3, 2001, the Company accounted for its 49% ownership in KBI using the equity method. KBI operating results are included in the consolidated statements of income beginning July 3, 2001. Pro forma information for the years ended December 31, 2001 and 2000, assuming the acquisition occurred as of the beginning of 2000, is presented in Note 4 to the consolidated financial statements for the year ended December 31, 2002. The pro forma information includes only the effect of the KBI Acquisition because the effect of other acquisitions is not material.

     During 2000, the Company completed the acquisition of a millwork facility that was consolidated into the Company’s existing Carson Valley location, and the acquisition of four warehouse distribution centers along with several sales offices doing business as Marvin Windows Planning Centers (“Marvin Windows”). The total cash consideration paid was $5.9 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities during the periods reported. Estimates are used when accounting for certain items such as revenues, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, and valuations of investments, goodwill, other intangible assets and long-lived assets. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

     There are certain critical estimates that we believe require more significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if (i) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and (ii) changes in the estimate or different estimates that we could have selected would have a material impact on our financial condition or results of operations.

     The table below presents information about the nature and rationale of our critical accounting estimates:

Accounting Area	Explanation of Estimate	Accounting Policy/Assumptions	Financial Statement Impact
Net sales	We use the percentage-of-completion method to recognize revenue for certain turnkey framing and installation contracts.	We generally estimate revenue and related gross margin on turnkey framing and installation contracts on a percentage-of-completion method. Percent complete is based on methods such as units of delivery or labor dollars incurred to total forecasted labor dollars at completion depending upon the terms of the contract.	Net sales could increase or decrease with a corresponding increase or decrease to gross margin if actual costs to complete contracts differ from estimated costs.

2

Accounting Area	Explanation of Estimate	Accounting Policy/Assumptions	Financial Statement Impact
Accounts receivable, net	The allowance for doubtful accounts reflects our estimated losses resulting from the inability of our customers to make required payments.	We base our estimates on the aging of our accounts receivable balances and our historical write-off experience, net of recoveries.	Changes in the financial condition of our customers could impact the need to increase or decrease the allowance for doubtful accounts.

Property, plant and equipment, net	We review our property, plant and equipment for impairment whenever events or circumstances indicate that the book value may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the book value of the asset. If the total of the undiscounted cash flows is less than the book value, an impairment charge is recorded for the difference between the estimated fair value and the book value of the asset.	Significant assumptions required in determining the undiscounted cash flows of our property, plant and equipment include (i) growth rates to apply to expected future cash flows, (ii) working capital requirements as a percent of sales, and (iii) capital expenditures as a percent of sales.	The use of different estimates within the undiscounted cash flow model could result in under- or over-valuing property, plant and equipment, and any related impairment charge.

Goodwill and other intangibles, net	We complete an impairment test of goodwill and other intangible assets at least annually. The impairment test requires us to estimate the fair value of our individual Reporting Units, which is done using a discounted cash flow model.	Significant estimates required in our discounted cash flow model include (i) expected future cash flows for individual Reporting Units, (ii) our weighted average cost of capital, (iii) growth rates to apply to expected future cash flows, (iv) working capital requirements as a percent of sales, and (v) capital expenditures as a percent of sales.	The use of different estimates within the discounted cash flow model could result in under- or over-valuing goodwill and other intangible assets, and any related impairment charge.

Inventory	We review our inventory for obsolescence and marketability.	We write down inventory balances for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.	If actual market conditions are different than those projected by management, inventory may be over or under valued.

3

Accounting Area	Explanation of Estimate	Accounting Policy/Assumptions	Financial Statement Impact
Insurance expense	We are partially self-insured for general liability and workers’ compensation insurance. The self-insurance portion of the liability for unpaid claims, including incurred but not reported losses, is determined by a third party and reflected on our balance sheet as an accrued liability.	Our insurance cost estimates are developed from valuations that rely on our past claims experience factor, which considers both the frequency and settlement amount of claims.	Changes in the key assumptions, or actual loss experience that is substantially different from actuarial valuations, may occur in the future, which would result in changes to related insurance cost estimates.

2002 COMPARED WITH 2001

     Net sales for 2002 were $1,161.5 million, a 6.3% increase over net sales of $1,092.9 million in 2001. The increase resulted primarily from the July 3, 2001 consolidation of KBI and the July 1, 2002 consolidation of KBI Norcal. Net sales of wood products and other building materials decreased to $534.6 million in 2002 from $563.9 million in 2001. Sales at all facilities that operated for at least nine months of the year in both 2001 and 2002 decreased 3.1%. The decrease in 2002 sales of wood products and other building materials is primarily due to deflation of commodity wood product prices as well as a shift in the marketplace toward lower value houses typically built for first-time home buyers. Lower value houses do not provide our building materials business with as many sales opportunities due to the reduced cost of materials going into these houses and because our customer base has historically focused more on higher dollar value custom homes. Construction services and manufactured building components accounted for $626.9 million or 54.0% of net sales in 2002, an increase from $529.0 million or 48.4% of net sales in 2001. The year over year increase is primarily due to a full twelve months of consolidation from KBI in 2002 as opposed to only six months in 2001.

     Gross profit increased to $329.2 million, or 28.3% of net sales in 2002 from $307.3 million, or 28.1% of net sales, in 2001, primarily as a result of the increased mix of higher-margin construction services and manufactured building components such as framing, pre-hung doors, millwork, roof and floor trusses and pre-assembled windows. The weighting of a full twelve months of activity by KBI in 2002 contributed to this increase.

     Selling, general and administrative (“SG&A”) expense increased to $284.1 million, or 24.5% of net sales, in 2002 from $265.7 million, or 24.3% of net sales, in 2001. The Company attributes most of this dollar increase to the consolidation of KBI and the investment in KBI Norcal. Increased SG&A expense attributable to the KBI acquisition, the KBI Norcal investment and higher general insurance expense was partially offset by the elimination of goodwill amortization in accordance with new accounting standards (See Note 8 to the consolidated financial statements) and a company-wide effort to reduce SG&A expense.

     Impairment of assets in 2002 included a charge in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) of $6.7 million related to the Company’s Dallas/Fort Worth and Marvin Windows operations. Impairment of assets in 2001 included the Company’s write-off of its $1.0 million investment in BuildNet, Inc. (“BuildNet”) and a loss of $0.7 million resulting from the anticipated sale of real property in Salem, Oregon (See Note 3 to the consolidated financial statements).

     Other income, net in 2002 included $1.2 million of interest income related to accounts receivable, a $0.9 million loss from the sale of real estate in three locations and other fixed assets and $0.4 million of other miscellaneous non-operating income. Other income, net in 2001 included $1.3 million of interest income related to accounts receivable, a $0.9 million gain from the sale of real estate in three locations, and $0.6 million of other miscellaneous income.

     There was no equity in earnings of unconsolidated companies in 2002, compared to $4.8 million, net of amortization of goodwill, in 2001. This change is attributed to the consolidation of KBI, which resulted from the KBI Acquisition on July 3, 2001.

     Interest expense decreased to $9.8 million, or 0.8% of net sales in 2002 from $13.6 million, or 1.2% of net sales in 2001. The decrease was primarily due to reductions in interest rates and average debt outstanding. Average bank debt outstanding was $160.7 million in 2002 compared with $169.3 million in 2001. Average interest rates on variable rate debt were approximately 4.9% for 2002 compared with 7.1% for 2001. Changes in the average debt outstanding result primarily from the amount of financing needed during peak sales months and borrowings required for acquisitions made in 2002 and 2001, net of principal balance pay-downs from cash generated by operations. The decrease in the average interest rates is primarily due to reductions in market rates.

     The provision for income taxes decreased from $13.0 million in 2001 to $10.9 million in 2002 and the effective tax rate decreased from 38.5% to 37.1%. The reduction in tax expense is primarily attributable to lower pre-tax income, which is mainly due to the impairment charge recorded against goodwill (See Note 3 to the consolidated financial statements). The reduction in the effective tax rate is primarily attributable to investment tax and job credits claimed during 2002.

     Minority interest loss of $0.2 million in 2002 represents the 49% interest in KBI Norcal owned by RJ Norcal, LLC.

     The change in accounting principle, net of tax, of $11.6 million in 2002 is the result of adopting SFAS 142 (See Note 2 to the consolidated financial statements).

2001 COMPARED WITH 2000

     Net sales for 2001 were $1,092.9 million, a 7.8% increase over net sales of $1,014.0 million in 2000. The increase resulted primarily from the July 3, 2001 consolidation of KBI, which contributed $100.5 million of sales. Sales at facilities that operated for at least nine months of the year in both 2000 and 2001 decreased 1.9%. This same-store sales decrease was primarily due to a softening in permit activity in several of the markets we serve and deflation of commodity wood product prices. Construction services and manufactured building components accounted for $529.0 million or 48.4% of net sales in 2001, an increase from $410.1 million or 40.4% of net sales in 2000. KBI accounted for $100.5 million of the increase in sales of construction services and manufactured building components.

     Gross profit increased to $307.3 million, or 28.1% of net sales in 2001 from $270.4 million, or 26.7% of net sales, in 2000, primarily as a result of the increased mix of higher-margin construction services and manufactured building components such as framing, pre-hung doors, millwork, roof and floor trusses and pre-assembled windows. KBI accounted for $33.9 million of this increase.

     SG&A expense increased to $265.7 million, or 24.3% of net sales, in 2001 from $229.9 million, or 22.7% of net sales, in 2000. The July 3, 2001 consolidation of KBI accounted for $26.3 million of the increase in SG&A expense. The increase as a percentage of net sales was primarily due to the continued higher costs associated with expanding sales of construction services and manufactured building components and deflation in prices of commodity wood products.

     In 2001, impairment of assets included the write-off of the Company’s $1.0 million investment in BuildNet. BuildNet filed under Chapter 11 of the Bankruptcy Code and the Company was advised that BuildNet has conducted an orderly liquidation of its assets. Based on an analysis conducted by the Company of the bankruptcy filings, management determined that its investment will not be recovered. Impairment of assets in 2001 also included a loss of $0.7 million resulting from the anticipated sale of real property in Salem, Oregon. In 2000, impairment of assets included a charge of $1.8 million related to impaired goodwill associated with the Company’s business unit located in Grand Junction, Colorado (See Note 3 to the consolidated financial statements).

     Other income, net in 2001 included $1.3 million of interest income related to accounts receivable, a $0.9 million gain from the sale of real estate in three locations, and $0.6 million of other miscellaneous income. Other income, net in 2000 included a $2.2 million gain on the sale of real estate in Beaverton, Oregon, $1.4 million of interest income related to accounts receivable, and $0.2 million of other miscellaneous income.

     In 2001, equity in earnings of unconsolidated companies decreased to $4.8 million, net of amortization of goodwill, compared to $8.4 million in 2000. This decrease was primarily attributable to the inclusion of KBI’s equity earnings for only the first six months in 2001 compared to all of 2000 as a result of the purchase of the remaining 51% of KBI on July 3, 2001.

     Interest expense decreased to $13.6 million, or 1.2% of net sales in 2001 from $17.7 million, or 1.7% of net sales in 2000. The decrease was primarily due to reductions in interest rates and average debt outstanding. Average bank debt outstanding was $169.3 million in 2001 compared with $179.8 million in 2000. Average interest rates on variable rate debt were approximately 7.1% for 2001 compared with 9.3% for 2000. Changes in the average debt outstanding resulted primarily from the amount of financing needed during peak sales months and borrowings required for acquisitions made in 2001 and 2000, net of principal balance pay-downs from cash generated by operations. The decrease in the average interest rates was primarily due to reductions in market rates.

     The provision for income taxes decreased to $13.0 million in 2001 from $13.5 million in 2000 and the effective tax rate decreased to 38.5% from 40.7%. These reductions were primarily attributable to the goodwill asset impairment charge recorded in 2000 that was not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company’s primary need for capital resources is to fund future growth, capital expenditures and acquisitions, as well as to finance its working capital needs, which have been increasing as the Company has grown in recent years. Capital resources have primarily consisted of cash flows from operations and incurrence of debt.

Operations

     In 2002, operations provided $35.7 million in cash, compared with $63.7 million in 2001, a decrease of $28.0 million primarily due to increases in accounts receivable and inventory, partially offset by increases in accounts payable and accrued expenses. The increases in accounts receivable, inventory, accounts payable and accrued expenses are primarily attributable to the operations of KBI Norcal. In 2001, operations provided $63.7 million in cash, compared with $41.4 million in 2000, an increase of $22.3 million primarily due to reductions in accounts receivable and inventory, partially offset by increases in prepaid expenses.

     Net working capital was $170.5 million at the end of 2002, compared with $160.9 million at the end of 2001. The increase is primarily attributable to working capital needs associated with the start-up of KBI Norcal. Net working capital was $160.9 million at the end of 2001, compared with $142.1 million at the end of 2000. The purchase of the remaining 51% of KBI on July 3, 2001 and the resulting consolidation of KBI with the Company contributed $29.6 million of this increase.

Capital Investment and Acquisitions

     Net cash used in investing activities was $25.1 million and $51.9 million for the years ended December 31, 2002 and 2001, respectively. During 2002, cash flows used in investing activities included $20.1 million to acquire additional property and to expand and remodel existing facilities used for construction services, component manufacturing and materials distribution; $5.8 million to purchase 51% of KBI Norcal; and $2.3 million for other acquisitions. These uses were partially offset by $1.2 million of proceeds from the sale of property and equipment and $2.8 million from the sale of business units.

     Net cash used in investing activities was $51.9 million and $30.7 million for the years ended December 31, 2001 and 2000, respectively. During 2001, cash flows used in investing activities included $23.8 million to acquire additional property and to expand and remodel existing facilities used for construction services, component manufacturing and materials distribution and $34.4 million to purchase the remaining 51% of KBI. These uses were partially offset by $4.8 million of proceeds from the sale of property and equipment and $2.2 million from the sale of business units.

Financing

     Net cash used in financing activities was $6.6 million in 2002, compared to $11.2 million in 2001. The primary use of cash for financing activities during the year ended December 31, 2002 was $9.6 million of debt principal payments. This use was partially offset by a $2.0 million increase in book overdrafts and $1.0 million of proceeds from stock options exercised.

     Net cash used in financing activities was $11.2 million in 2001, compared to $13.6 million in 2000. The primary uses of cash for financing activities during the year ended December 31, 2001 included a $9.2 million reduction in book overdrafts, $8.7 million of debt principal payments, and $1.7 million of deferred financing costs. These uses were partially offset by $7.2 million of additional borrowings under the term note and $1.0 million of proceeds from stock options exercised.

     The Company’s existing senior credit facility provided for borrowings up to $292.3 million, which includes $102.3 million provided by the term loan, all of which was outstanding at December 31, 2002, and $190.0 million provided by the revolving credit facility, $51.2 million of which was outstanding at December 31, 2002. Revolver borrowings are limited by a borrowing base equal to 60% of inventory plus 80% of trade accounts receivable. The borrowing base is calculated monthly and was $159.4 million at December 31, 2002, resulting in revolver availability of $98.7 million, net of $9.5 million in outstanding letters of credit. Borrowings under the agreement bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. The agreement expires in 2004.

     The agreement related to these borrowings contains covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to capitalization; consolidated net worth; a coverage ratio which includes earnings before interest, taxes and amortization; a ratio of total funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions. At December 31, 2002, the Company was in compliance with these covenants and conditions.

     The Company filed a shelf registration with the Securities and Exchange Commission for 2,000,000 shares of common stock on August 18, 1998. These shares may be issued from time to time in connection with future business combinations, mergers and/or acquisitions. As part of the KBI Norcal acquisition on July 1, 2002, the Company issued 34,364 shares of stock from this shelf registration (See Note 4 to the consolidated financial statements). An additional 70,053 shares of stock from the shelf registration were issued as part of the Company’s investment in WBC Construction, LLC on January 16, 2003 (See Note 20 to the consolidated financial statements).

     Based on the Company’s ability to generate cash flows from operations, its borrowing capacity under the revolver and its access to equity markets, the Company believes it will have sufficient capital to meet its anticipated short-term and long-term needs.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following summarizes the contractual obligations of the Company as of December 31, 2002 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 Years	5 Years	After 5 Years
Long-Term Debt	$156,449	$17,730	$136,288	$2,431	$ —	$ —
Capital Lease Obligations	926	457	469	—	—	—
Operating Leases	22,597	5,775	8,081	3,145	2,234	3,362
Unconditional Purchase
Obligations	—	—	—	—	—	—
Other Long-Term Commitments	—	—	—	—	—	—

Total Contractual Cash
Obligations	$179,972	$23,962	$144,838	$5,576	$2,234	$3,362

     See Notes 4 and 20 to the consolidated financial statements for a discussion of potential put obligations associated with recent acquisitions.

DISCLOSURES OF CERTAIN MARKET RISKS

     The Company experiences changes in interest expense when market interest rates change. Changes in the Company’s debt could also increase these risks. The Company has managed its exposure to market interest rate changes through periodic refinancing of its variable rate debt with fixed rate term debt obligations. Based on debt outstanding at December 31, 2002, a 25 basis point increase in interest rates would result in approximately $384,000 of additional interest costs annually.

     Commodity wood products, including lumber and panel products, accounted for approximately 31% and 36% of net sales in 2002 and 2001, respectively, excluding commodity wood products included in construction services and manufactured building components. Prices of commodity wood products, which are subject to significant volatility, could directly affect the Company’s net sales. The Company does not utilize any derivative financial instruments.

QUARTERLY RESULTS AND SEASONALITY

     The Company’s first and fourth quarters historically have been, and are expected to continue to be, adversely affected by weather patterns in some of the Company’s markets, causing decreases in levels of residential construction activity. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period from various other factors, including general economic conditions, commodity wood product prices, interest rates, building permit activity, single-family housing starts, employment levels, consumer confidence, and the availability of credit to professional builders and contractors.

     The composition and level of working capital typically changes during periods of increasing sales as the Company carries more inventory and receivables. Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak residential construction season. These increases historically have resulted in negative operating cash flows during this peak season, which generally have been financed through the revolving credit agreement. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. The Company believes it will continue to generate positive annual cash flows from operating activities.

NEW ACCOUNTING STANDARDS

     In June 2001, the FASB issued Statement No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 established financial accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement was effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 in the first quarter of 2003 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

     On October 3, 2001, the FASB issued Statement No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. The objectives of FAS 144 were to address significant issues relating to the implementation of FASB Statement No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 superseded SFAS 121, however it retained the fundamental provisions of SFAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. This statement was effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

     In June 2002, the FASB issued Statement No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which established financial accounting and reporting standards for restructuring costs including involuntary severance payments, contract termination and other exit costs and relocation costs. SFAS 146 superseded EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement is effective for exit or disposal activities that are initiated after December 31, 2002.

     In December 2002, the FASB issued Statement No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure, which amended FASB Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement was effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have a material impact on the Company’s financial position, results of operations or cash flows.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee. In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued. The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company had no guarantees at December 31, 2002 within the recognition scope of FIN 45. Therefore, the adoption of FIN 45 in 2003 had no impact on the Company’s financial position, results of operations or cash flows.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which clarified the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” for entities in which an equity investor has neither the characteristics of a controlling financial interest nor sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. In addition, FIN 46 provides additional disclosures for enterprises that hold significant variable interests in a variable interest entity but is not the primary beneficiary. FIN 46 is applicable immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 will become effective for existing interests in variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 in the third quarter of 2003 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

OUTLOOK

     The Company’s financial performance could be negatively impacted by adverse economic changes in the Company’s geographic market areas. The residential construction services and building materials industry has experienced cyclicality in the past. The Company’s operations are subject to fluctuations from period to period as a reflection of changes in general economic conditions, commodity wood product prices, building permit activity, interest rates, single-family housing starts, employment levels, availability and cost of labor, consumer confidence, the impact on the economy of geopolitical events and the availability of credit to professional builders, contractors and homeowners. These factors may have a more significant impact on the Company, which derives a significant percentage of its net sales from professional builders and contractors engaged in new residential construction, than on those building supply companies that target a broad range of retail customers whose activities are generally more related to home repair and remodeling. The Company expects that fluctuations from period to period will continue in the future.

     During 2001 and 2002 the Company experienced softening demand from our custom builder customers and a tightening of margins in some of the markets we serve in our building materials distribution business. If these trends continue into 2003 and future years, our operating income may be materially affected as a result of reduced sales.

     The Company has a cash equity incentive plan that is accounted for as a variable rate plan. As a result, compensation expense will vary at each reported period based on changes in the Company’s stock price. An increase in the Company’s stock price will cause the Company to report additional compensation expense under the plan.

     Additionally, the Company’s financial performance could be negatively impacted by inclement weather, which historically has affected residential construction activity levels in the Company’s market areas in the first and fourth quarters. Commodity wood products, including lumber and panel products, currently account for approximately 31% of the Company’s net sales, excluding commodity wood products included in construction services and manufactured building components. Prices of commodity wood products, which are subject to significant volatility, directly affect the Company’s sales. Future increases or decreases in commodity wood product prices could adversely impact the Company’s results of operations.

     Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed in detail above or in the Company’s Form 10-K for the fiscal year ended December 31, 2002. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.

BUILDING MATERIALS HOLDING CORPORATION

2002 Consolidated Financial Statements

11

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	For the years ended December 31,
	2002	2001	2000
Net sales	$ 1,161,494	$ 1,092,867	$ 1,013,968
Cost of sales	832,337	785,562	743,523

Gross profit	329,157	307,305	270,445

Selling, general and administrative expense	284,068	265,661	229,861
Impairment of assets	6,698	1,750	1,800
Other income, net	(730)	(2,735)	(3,752)

Income from operations	39,121	42,629	42,536

Equity in earnings of unconsolidated companies, net of amortization	—	4,817	8,421
Interest expense	9,812	13,553	17,722

Income before income taxes, minority interest, and change in
accounting principle	29,309	33,893	33,235
Income taxes	10,871	13,049	13,523

Income before minority interest and change in accounting principle	18,438	20,844	19,712

Minority interest loss	(227)	—	—

Income before change in accounting principle	18,665	20,844	19,712

Change in accounting principle, net of tax benefit of $6,286	(11,650)	—	—

Net income	$ 7,015	$ 20,844	$ 19,712

Income before change in
accounting principle per share:
Basic	$ 1.43	$ 1.61	$ 1.55
Diluted	$ 1.41	$ 1.60	$ 1.54

Change in accounting
principle, net of tax, per common share:
Basic	$ 0.89	$ —	$ —
Diluted	$ 0.88	$ —	$ —
Net income per share:
Basic	$ 0.54	$ 1.61	$ 1.55
Diluted	$ 0.53	$ 1.60	$ 1.54

The accompanying notes are an integral part of these consolidated financial statements. 12

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	At December 31,
	2002	2001
ASSETS
Current assets
Cash	$ 9,217	$ 5,182
Receivables, net	132,757	112,557
Inventory	93,748	85,826
Deferred income taxes	5,302	4,657
Prepaid expenses and other current assets	7,456	10,802

Total current assets	248,480	219,024

Property, plant and equipment, net	178,137	177,554
Goodwill	52,111	68,339
Other intangibles, net	12,950	10,513
Deferred loan costs	2,732	4,387
Deferred income taxes	529	—
Other long-term assets	8,135	5,925

Total assets	$503,074	$485,742

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$ 77,988	$ 58,120

Total current liabilities	77,988	58,120

Long-term debt	157,375	167,417
Deferred income taxes	—	7,803
Other long-term liabilities	11,428	9,508

Total liabilities	246,791	242,848

Minority interest	4,983	—

Commitments and contingencies (Note 16)

Shareholders’ equity
Common stock, $0.001 par value, 20,000,000 shares authorized; 13,135,562 and
12,984,284 shares issued and outstanding, respectively	13	13
Additional paid-in capital	112,709	110,661
Retained earnings	138,578	132,220

Total shareholders’ equity	251,300	242,894

Total liabilities, minority interest and shareholders’ equity	$503,074	$485,742

The accompanying notes are an integral part of these consolidated financial statements. 13

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Additional Paid-In	Retained
(Amounts in thousands)	Shares	Amount	Capital	Earnings	Total

Balance, December 31, 1999	12,680	$13	$108,433	$ 91,664	$ 200,110

Net income	—	—	—	19,712	19,712
Stock options exercised and other	160	—	733	—	733

Balance, December 31, 2000	12,840	13	109,166	111,376	220,555

Net income	—	—	—	20,844	20,844
Stock options exercised and other	144	—	1,495	—	1,495

Balance, December 31, 2001	12,984	13	110,661	132,220	242,894

Net income	—	—	—	7,015	7,015
Stock options exercised and other	152	—	2,048	—	2,048
Dividends on common stock	—	—	—	(657)	(657)

Balance, December 31, 2002	13,136	$13	$112,709	$ 138,578	$ 251,300

The accompanying notes are an integral part of these consolidated financial statements. 14

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the years ended December 31,
Cash Flows From Operating Activities	2002	2001	2000
Net income	$ 7,015	$ 20,844	$ 19,712
Adjustments to reconcile net income to cash flows from operating activities
Depreciation and amortization	19,265	19,334	17,213
Deferred income taxes	(2,691)	1,218	(415)
Net loss/(gain) on sale of assets	944	(888)	(2,611)
Asset impairment charge	6,698	1,750	1,800
Equity in earnings of unconsolidated
companies, net of amortization	—	(4,817)	(8,421)
Distributions received from unconsolidated companies	—	5,325	7,396
Change in accounting principle, net of tax benefit of $6,286	11,650	—	—
Minority interest	(227)	—	—
Changes in assets and liabilities, net of effects of acquisitions and location sales
Receivables, net	(20,324)	21,354	823
Inventory	(7,909)	8,881	2,020
Prepaid expenses and other current assets	3,346	(6,166)	3,735
Accounts payable and accrued expenses	15,630	(5,655)	(1,465)
Other long-term assets and liabilities	3,317	2,852	1,722
Other, net	(988)	(345)	(69)

Net cash flows from operating activities	35,726	63,687	41,440

Cash Flows From Investing Activities
Purchases of property and equipment	(20,050)	(23,825)	(35,500)
Acquisitions of businesses	(8,091)	(34,374)	(5,905)
Proceeds from dispositions of property and equipment	1,155	4,770	11,526
Proceeds from sale of business units, net of cash sold	2,750	2,238	—
Other, net	(826)	(683)	(818)

Net cash flows from investing activities	(25,062)	(51,874)	(30,697)

Cash Flows From Financing Activities
Borrowing under term note	—	7,232	11,100
Net payments under revolving credit agreements	(1,900)	(3,100)	(18,007)
Principal payments of term note	(7,700)	(5,555)	(2,778)
Principal payments of other notes payable	(156)	(23)	—
Increase/(decrease) in book overdrafts	2,024	(9,198)	(3,880)
Deferred financing costs	—	(1,696)	—
Stock options exercised	1,043	1,025	—
Other, net	60	114	(60)

Net cash flows from financing activities	(6,629)	(11,201)	(13,625)

Net change in cash	4,035	612	(2,882)
Cash, beginning of year	5,182	4,570	7,452

Cash, end of year	$ 9,217	$ 5,182	$ 4,570

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest, net of amounts capitalized	$ 10,349	$ 13,414	$ 16,858
Income taxes	$ 12,672	$ 16,346	$ 9,612
Accrued but unpaid dividends	$ 657	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements. 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Nature of Operations

     Building Materials Holding Corporation (“BMHC”) specializes in providing construction services, manufactured components and high-quality products to professional residential builders and contractors. BMHC operates through its wholly-owned subsidiaries, BMC West Corporation (“BMC West”) and BMC Construction Inc. (“BMC Construction”), formerly known as BMC Framing Inc., with more than 135 facilities organized into 60 business units across the Western and Southern states. BMHC’s products and services include building materials, custom-manufactured building components (roof and floor trusses, wall panels and millwork), product installation, and turnkey framing and structured shell construction services. BMHC manages the business as one reportable segment.

Principles of Consolidation

     The consolidated financial statements include the accounts of BMHC and its subsidiaries (the “Company”). The equity method of accounting is used for investments in which the Company has significant influence. All significant intercompany balances and transactions are eliminated.

Reclassifications

     Certain reclassifications, none of which affected the Company’s previously reported results of operations, cash flows or shareholders’ equity, have been made to amounts reported in prior periods to conform to the current year presentation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates. Estimates are used when accounting for items such as revenue, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, and valuations of investments, goodwill, other intangible assets and long-lived assets.

     The Company reviews the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of any impairment is based primarily on the ability to recover the cost of long-lived assets from expected future operating cash flows on an undiscounted basis. Goodwill and intangible assets with an indefinite useful life are subject to impairment testing at least annually. Except as disclosed in Note 3, in management’s opinion, no such impairment existed at December 31, 2002 and 2001.

Cash and Cash Equivalents

     Cash represents amounts on deposit with high-credit-quality financial institutions and such balances may, at times, exceed FDIC limits. The Company considers all highly liquid investments that have a maturity of three months or less at the date of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2002 and 2001.

Inventory

     Inventory consists principally of materials purchased for resale and is stated at the lower of average cost or market.

Property, Plant and Equipment

     Property, plant and equipment are recorded at cost and depreciated using the straight-line method. The estimated useful lives are ten to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to ten years for handling and delivery equipment.

     Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are expensed as incurred. Gains and losses from dispositions of property, plant and equipment are included in the Company’s consolidated statements of income in other income, net.

     The Company capitalizes interest on borrowings during the active construction period on major capital projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful life of the asset.

     The Company capitalizes certain costs of computer software developed or obtained for internal use, including interest, provided that those costs are not research and development, and certain other criteria are met pursuant to Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As a result, the Company had capitalized $10,595,000, $9,460,000 and $6,182,000 of internal use software development costs as of December 31, 2002, 2001 and 2000, respectively. These costs are included in machinery and fixtures in Note 7 and they are amortized on a straight-line basis over a period of three to ten years.

Goodwill and Other Intangibles

     Prior to January 1, 2002, goodwill and other intangible assets resulting from pre-July 1, 2001 acquisitions were generally being amortized on a straight-line basis over 30 years. As of January 1, 2002, goodwill and intangible assets with an indefinite useful life are no longer being amortized. Instead, they are subjected to impairment testing at least annually. Intangible assets with a finite life are being amortized over their estimated useful lives of three to ten years. See Notes 2 and 3.

Deferred Loan Costs

     Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method for the Company’s term note and the straight-line method for the Company’s revolving credit facility. Interest expense includes amortization of deferred loan costs of $1,536,000, $1,290,000, and $1,166,000 in 2002, 2001, and 2000, respectively.

Other Assets

     Other assets consist of cash surrender values on company-owned life insurance, executive deferred compensation investments, deposits and trade rebates receivable from cooperative supplier organizations.

Revenue Recognition

     Revenues are recognized for product sales when title to the goods and risk of loss passes to the buyer, which is generally at the time of delivery (i.e. F.O.B. destination). Revenues for services provided under turnkey construction and installation contracts are generally recognized using the percentage-of-completion method.

Warranty Expense

     The Company has warranty obligations with respect to most manufactured products that it sells, but the liability for the warranty obligations is not material. As a result of third party inspection and acceptance process, the Company’s warranty obligation related to engineering, manufacturing, and installation services is immaterial. Warranty expense was $152,000, $118,000, and $124,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Advertising

     Advertising costs are expensed when incurred. During 2002, 2001 and 2000 advertising expense was $118,000, $616,000, and $922,000, respectively.

Shipping and Handling

     Shipping and handling costs are included in selling, general, and administrative expense. During 2002, 2001 and 2000, shipping and handling costs were $27,505,000, $23,908,000, and $19,681,000, respectively.

Stock Compensation

     At December 31, 2002, BMHC had five stock-based employee compensation plans, which are described more fully in Note 12. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (amounts in thousands, except per share data).

	Year Ended December 31,
	2002	2001	2000
Net income, as reported	$ 7,015	$ 20,844	$ 19,712
Add: Total stock-based employee compensation expense
determined under APB 25, net of related tax effects	1,117	727	306
Deduct: Total stock-based employee compensation
expense determined under fair value based method
for all awards, net of related tax effects	(2,331)	(1,842)	(1,165)

Pro forma net income	$ 5,801	$ 19,729	$ 18,853

Earnings per share:
Basic - as reported	$ 0.54	$ 1.61	$ 1.55
Basic - pro forma	$ 0.44	$ 1.53	$ 1.48

Diluted - as reported	$ 0.53	$ 1.60	$ 1.54
Diluted - pro forma	$ 0.44	$ 1.52	$ 1.47

New Accounting Standards

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 established financial accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement was effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 in the first quarter of 2003 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

     On October 3, 2001, the FASB issued Statement No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. The objectives of FAS 144 were to address significant issues relating to the implementation of FASB Statement No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and to develop a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 superseded SFAS 121, however it retained the fundamental provisions of SFAS 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. This statement was effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

     In June 2002, the FASB issued Statement No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities,” which established financial accounting and reporting standards for restructuring costs including involuntary severance payments, contract termination and other exit costs and relocation costs. SFAS 146 superseded EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement is effective for exit or disposal activities that are initiated after December 31, 2002.

     In December 2002, the FASB issued Statement No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation—Transition and Disclosure, which amended FASB Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement was effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have a material impact on the Company’s financial position, results of operations or cash flows.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee. In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued. The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Company had no guarantees at December 31, 2002 within the recognition scope of FIN 45. Therefore, the adoption of FIN 45 in 2003 has no impact on the Company’s financial position, results of operations or cash flows.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which clarified the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” for entities in which an equity investor has neither the characteristics of a controlling financial interest nor sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. In addition, FIN 46 provides additional disclosures for enterprises that hold significant variable interests in a variable interest entity but is not the primary beneficiary. FIN 46 is applicable immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 will become effective for existing interests in variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 in the third quarter of 2003 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

2. CHANGE IN ACCOUNTING PRINCIPLE

     The Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” in the first quarter of 2002. The provisions of SFAS 142 eliminate the amortization of goodwill and other indefinite lived intangible assets on a prospective basis beginning with acquisitions completed after June 30, 2001, or January 1, 2002 for those completed prior to June 30, 2001. This standard required the Company to complete a transitional impairment analysis of its recorded goodwill and indefinite lived intangible assets and to record any impairment charge as a change in accounting principle. The Company completed the transitional impairment analysis in the first quarter of 2002, which resulted in the following impaired amounts of goodwill as of January 1, 2002 (in thousands):

Reporting Unit	Goodwill Impairment	Goodwill Impairment, Net of Tax
Northern Nevada	$ 2,257	$ 1,388
Utah	1,397	859
Spokane	41	25
San Antonio / Austin	2,194	1,969
Royal Door	2,975	1,830
Dallas / Fort Worth	1,403	863
Puget Sound	6,253	3,846
Portland	1,416	870

Total	$17,936	$11,650

     In the case of each Reporting Unit (as defined by SFAS 142), fair value was estimated using the present value of expected future cash flows. Management’s estimate of future cash flows used in the present value analysis resulted in estimated fair market value being less than the recorded value of tangible and intangible assets for the Reporting Units listed above. A divestiture of any individual business unit that comprises a Reporting Unit could result in a loss. After considering the estimated fair market value of tangible assets, including land, an impairment of recorded goodwill occurred. Possible reasons for the impairment could include increased competition, a reduction in residential construction within the geographic markets that these Reporting Units serve, or management issues.

     On a prospective basis, the Company is required to test acquired goodwill and other indefinite-lived intangible assets for impairment on an annual basis. This annual test will take place during the fourth quarter each year. See Note 3.

3. ASSET IMPAIRMENT CHARGES

     During the fourth quarter of 2002, the Company conducted its annual evaluation of its Reporting Units to determine if it was necessary to record impairment charges in accordance with SFAS 142. Based on the results of the evaluation, a goodwill impairment charge of $6,698,000 was recorded related to the Company’s Dallas/Fort Worth and Marvin Windows Reporting Units, which are based in Texas. Subsequent to December 31, 2002, the Company completed a management restructuring for some of its operations in Texas, which the Company believes will lead to improved operating results.

     During the third quarter of 2001, the Company wrote off its $1,000,000 investment in BuildNet, Inc. (“BuildNet”). BuildNet filed under Chapter 11 of the Bankruptcy Code and the Company was advised that BuildNet has conducted an orderly liquidation of its assets. Based on an analysis conducted by the Company of the bankruptcy filings, management determined that its investment will not be recovered. During the second quarter of 2001, the Company recognized a loss of $750,000 resulting from the anticipated sale of real property in Salem, Oregon.

     During the fourth quarter of 2000, as a part of its normal evaluation of its portfolio of business units, the Company completed a strategic evaluation of a business unit located in Grand Junction, Colorado, which was reported in the Colorado Reporting Unit. As a result of this evaluation, the Company entered into a definitive purchase and sale agreement for the sale of the business unit. Consequently, the Company determined that the goodwill associated with this business unit was impaired and recorded a charge of $1,800,000. Net sales and operating profit for the business unit were $7,185,000, and $411,000, respectively, in 2000. The sale of the business unit was completed on February 5, 2001.

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

     On July 1, 2002, the Company purchased a 51% interest in a newly formed partnership, KBI Norcal, for approximately $5,834,000 in cash, $783,000 of assumed debt (equipment leases and a working capital loan) and the issuance of 34,364 shares of BMHC common stock. The other 49% interest is owned by RJ Norcal, LLC, a limited liability company owned by Robert Garcia and John Volkman. KBI Norcal provides turnkey framing services in Northern California.

     Under the purchase agreement, BMHC will have the option to purchase the remaining 49% interest in KBI Norcal from July 1, 2004 through June 30, 2008 and the principals of RJ Norcal, LLC have the option to require BMHC to purchase the remaining 49% of KBI Norcal from July 1, 2006 through June 30, 2008. The purchase price for the remaining 49% will generally be based on a multiple of historical earnings. If the fair value of the net assets to be acquired is less than the amount payable under the required purchase option, the Company would record a loss. As of December 31, 2002, the purchase price would be approximately $7,500,000 and no loss was required to be reported.

     KBI Norcal’s operating results have been included in the consolidated financial statements since July 1, 2002. The impact of the 49% ownership interest of RJ Norcal, LLC is included in minority interest.

     In 2002 the Company made four other acquisitions for aggregate consideration of approximately $2,257,000.

     From May 1999 through July 3, 2001, BMC Construction owned 49% of Knipp Brothers Industries, LLC, KBI Distribution, LLC and KB Industries Limited Partnership (collectively, “KBI”), which primarily operate as framing contractors in Arizona, Southern California and Nevada. On July 3, 2001, BMC Construction purchased the remaining 51% of KBI (the “KBI Acquisition”). The results of KBI’s operations have been included in the consolidated financial statements since that date. The aggregate consideration paid for the remaining 51% interest was $34,374,000 in cash, net of cash acquired of $1,831,000.

     The initial acquisition of the 49% interest in KBI was made in May 1999 for approximately $26,100,000 in cash and $2,200,000 in various assets and was accounted for under the equity method until July 3, 2001. Under the equity method of accounting the Company allocated the excess of its 1999 investment over its proportionate ownership interest in the net assets of KBI to the assets and liabilities of KBI based on their estimated fair values at the date of the investment. The excess of this investment over the estimated fair value of the net assets of KBI owned by the Company was considered goodwill. The July 3, 2001 consolidation of KBI resulted in an increase in assets of approximately $39,990,000, an increase in liabilities of approximately $7,002,000 and a decrease in equity investments in unconsolidated companies of approximately $32,988,000. These amounts are considered non-cash items in the consolidated statement of cash flows for the year ended December 31, 2001.

The following is a summary of the assets acquired and liabilities assumed in connection with the acquisition at July 3, 2001 (in thousands):

Current assets	$ 22,113
Property, plant and equipment	3,597
Intangible assets	5,576
Goodwill	12,650
Other long-term assets	188

Total assets acquired	44,124

Current liabilities	(5,879)
Long-term liabilities	(2,040)

Total liabilities assumed	(7,919)

Net assets acquired	$ 36,205

     Of the $5,576,000 of acquired intangible assets, $4,896,000 was assigned to customer relationships that are not subject to amortization and $680,000 was assigned to non-compete agreements that are being amortized over the three-year life of those agreements. In accordance with the transitional provisions of SFAS 142, the $12,650,000 of goodwill, all of which is deductible for tax purposes, and the $4,896,000 of customer relationships will not be amortized and will be tested for impairment at least annually.

     During 2000, the Company completed the acquisition of a millwork facility that was consolidated into the Company’s existing Carson Valley location, and the acquisition of four warehouse distribution centers along with several sales offices doing business as Marvin Windows Planning Centers. The total cash consideration given was $5,905,000.

     The following summarizes unaudited pro forma results of operations assuming the 2001 acquisition of KBI occurred as of the beginning of 2001 and 2000. The pro forma information only includes the effect of the KBI Acquisition because the effect of other acquisitions is not material. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the KBI Acquisition been consummated at the beginning of the years presented, or that may occur in the future (in thousands, except per share data).

	Unaudited
	2001	2000
Net sales	$1,178,620	$1,175,388
Net income	23,080	23,083
Net income per diluted common share	$ 1.78	$ 1.80

5. RECEIVABLES

Receivables consisted of the following at December 31, (in thousands):

	2002	2001
Trade receivables	$ 128,923	$ 109,229
Other	5,856	5,294
Allowance for returns, discounts and doubtful accounts	(2,022)	(1,966)

	$ 132,757	$ 112,557

     Because customers are dispersed among the Company’s various markets, its credit risk to any one customer or state economy is not significant. The Company performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts when events or circumstances indicate that collection is doubtful.

6. EQUITY INVESTMENTS

Summarized 2001 and 2000 combined financial information of the Company’s equity-basis investments in KBI follows (in thousands):

	2001 (1)	2000
Income statement information:
Net sales	$ 85,753	$ 161,420
Income from operations	3,488	2,818
Net income/(loss)	(13,872)	3,434
Less other members share of net (income)/loss	15,510	(1,751)

Company’s share of net income	1,638	1,683
Other income allocations, net of amortization
of intangibles	3,179	6,738

Equity in earnings of unconsolidated companies	$ 4,817	$ 8,421

Financial position information:
Current assets	$ —	$ 36,404
Non-current assets	—	5,750
Total liabilities (current)	—	10,347

Members capital	—	31,807
Less other members share of capital	—	(16,222)

Company’s share of capital	—	15,585
Goodwill	—	16,202

Equity investments in unconsolidated companies	$ —	$ 31,787

(1)	In July 2001, the Company purchased the remaining 51% of KBI. As a result, 2001 income statement information reflects six months of equity method accounting. The 2001 income statement information includes a change in control bonus of $17,215,000 paid for and specifically allocated to the previous 51% partner.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31 (in thousands):

	2002	2001
Land	$ 43,791	$ 43,652
Buildings and improvements	100,351	95,671
Machinery and fixtures	62,608	46,710
Handling and delivery equipment	43,541	43,563
Construction in progress	8,217	15,117

	258,508	244,713
Less accumulated depreciation	(80,371)	(67,159)

	$ 178,137	$ 177,554

     Interest of $379,000, $541,000, and $777,000 has been capitalized during 2002, 2001 and 2000, respectively. Depreciation expense was $16,919,000, $15,506,000, and $13,576,000 in 2002, 2001 and 2000, respectively.

     The Company periodically evaluates the commercial and strategic operation of the land and related buildings and improvements of its facilities. In connection with these evaluations, facilities may be consolidated, and others sold or leased. During 2002, the Company recorded net losses from the sale of assets of $944,000 consisting primarily of the sale of real estate in Tooele, Utah, Gardnerville, Nevada and Spokane, Washington. During 2001, the Company recorded net gains from the sale of assets of $888,000 consisting primarily of the gain on the sale of real estate in Boise and Lewiston, Idaho, and Grand Junction, Colorado. During 2000, the Company recorded net gains from the sale of assets of $2,611,000 consisting primarily of the gain on the sale of real estate in Beaverton, Oregon of approximately $2,250,000. These facilities have not been reported as discontinued operations in the consolidated financial statements because substantially all of the operations and cash flows will continue in the ongoing operations of the Company or if eliminated, the revenues and operating income of the facilities are not material individually or in the aggregate.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets consisted of the following (in thousands):

	As of December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets
Covenants not to compete	$ 2,004	$(1,139)	$ 865
Customer relationships	2,902	(145)	2,757
Other amortized intangibles	500	(352)	148

Unamortized intangible assets
Customer relationships	9,180	—	9,180

	$ 14,586	$(1,636)	$12,950

     Aggregate amortization expense for intangible assets was $808,000, $2,538,000, and $1,903,000 for the years ended December 31, 2002 , 2001, and 2000, respectively. Estimated amortization expense for intangible assets is $918,000 in 2003, $610,000 in 2004, $366,000 in 2005, $290,000 in 2006, $290,000 in 2007, and $1,296,000 thereafter.

     The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

Balance as of January 1, 2002	$ 68,339
Goodwill acquired during the year	9,480
Change in accounting principle (1)	(17,936)
Impairment losses (2)	(6,698)
Contingent consideration adjustment (3)	(1,074)

Balance as of December 31, 2002	$ 52,111

(1)	See Note 2 related to the transitional impairment analysis.

(2)	See Note 3 related to the fourth quarter impairment analysis.

(3)	See Note 10 related to the re-pricing of a non-interest bearing note payable.

23

The following reflects adjustments that would be made to net income and EPS if the non-amortization provisions of SFAS 142 were adopted as of January 1, 2000 (in thousands, except per share data):

	For the Year Ended December 31,
	2002	2001	2000
Reported net income	$ 7,015	$ 20,844	$ 19,712
Add back: Goodwill amortization, net of
tax	—	1,344	1,170
Add back: Customer relationship
amortization, net of tax	—	97	97

Adjusted net income	$ 7,015	$ 22,285	$ 20,979

Basic earnings per share:
Reported net income	$ 0.54	$ 1.61	$ 1.55
Goodwill amortization, net of tax	—	0.11	0.08
Customer relationship amortization,
net of tax	—	0.01	0.01

Adjusted net income	$ 0.54	$ 1.73	$ 1.64

Diluted earnings per share:
Reported net income	$ 0.53	$ 1.60	$ 1.54
Goodwill amortization, net of tax	—	0.10	0.09
Customer relationship amortization,
net of tax	—	0.01	0.01

Adjusted net income	$ 0.53	$ 1.71	$ 1.64

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31 (in thousands):

	2002	2001
Trade accounts payable	$41,423	$27,133
Book overdrafts	4,758	2,734
Accrued compensation	19,164	17,742
Sales tax payable	3,800	3,182
Other	8,843	7,329

	$77,988	$58,120

10. DEBT

Debt consisted of the following at December 31 (in thousands):

	2002	2001
Term note	$102,300	$110,000
Revolving credit facility	51,200	53,100
Non-interest bearing term note, net of related discount of
$1,339 and $650 at December 31, 2002 and 2001,
respectively	2,949	3,794
Capital leases	926	523

	$157,375	$167,417

     During the fourth quarter of 1999, management entered into a new senior credit facility that included a revolving credit facility of $125,000,000 due December 2004 and a term note of $100,000,000 due December 2004. The financing was arranged through Bank of America, NA., as administrative agent, and nine other banks. The facility was used to repay the Company’s 8.10% and 9.18% unsecured senior notes and other debt and was available to fund future acquisitions. In June 2000, the Company executed the First Amendment to the senior credit facility that added an eleventh bank and increased its credit availability by $25,000,000. In August 2001, the Company amended and restated the senior credit facility, increasing the term loan to $110,000,000, due December 2004 and the revolving credit line to $190,000,000, due December 2004. Principal payments on the term loan were rescheduled, with quarterly payments resuming on September 30, 2002. The second amendment and restatement were arranged through Wells Fargo Bank, N.A., as administrative agent, and a group that included twelve other banks as of January 2002. The amendments to the senior credit facility and the revolving line of credit were not considered a refinancing or accounted for as such.

     Borrowings under the revolving credit facility bear interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. A fee of 0.375% to 0.500% per annum is charged on the unused portion. Revolver borrowings are limited by a borrowing base equal to 60% of inventory plus 80% of trade accounts receivable. The borrowing base is calculated monthly and was $159,387,000 at December 31, 2002, resulting in revolver availability of $98,697,000, net of $9,490,000 in outstanding letters of credit. The interest rate on revolver borrowings was 3.94% and 4.87% as of December 31, 2002 and 2001, respectively. The term note bears interest at prime plus 0.50% to 1.50%, or Offshore Rate plus 2.00% to 3.00%. At December 31, 2002 there was $102,300,000 outstanding under this term note. The interest rate on the term note was 3.44% and 5.31% as of December 31, 2002 and 2001, respectively.

     The term loan and revolving credit facility are both collateralized by the following assets: all accounts, chattel paper, deposit accounts, documents, equipment, general intangibles, pledged collateral, inventory, books, letter of credit proceeds and deeds of trust on certain real property.

     The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including total funded debt to capitalization; consolidated net worth; a coverage ratio which includes earnings before interest, taxes and amortization; a ratio of total funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions. At December 31, 2002, the Company was in compliance with these covenants and conditions.

     In connection with a 1999 acquisition, the Company issued a $5,000,000 non-interest bearing five-year term note to the previous owner as partial consideration for the purchase. Under the terms of the note, principal payments are due beginning 2004; however, accelerated payments may be due based on the operating results of the acquired business during each year prior to 2004. Due to the uncertain timing of the payout of this term note, the note represents a form of contingent consideration paid for the acquired business. The Company recorded a discount of $1,460,000 against the note in 1999 based on a 15% effective interest rate and estimates of the operating results of the acquired business. During the first quarter of 2002, the Company adjusted its estimates related to the timing of the payout of the term note, which resulted in recording an additional discount of $1,074,000. The Company has made payments of $156,000 for the year ended December 31, 2002 under the terms of the note.

     The scheduled principal payments of debt are $18,187,000 in 2003, $136,463,000 in 2004, $294,000 in 2005 and $2,431,000 in 2006.

     Management intends to refinance the $18,187,000 of principal payments due in 2003 through the unused portion of the revolving credit facility. As a result, this amount has been classified as long-term.

     As of December 31, 2002 and 2001, the Company had $9,490,000 and $6,908,000, respectively, in letters of credit to guarantee performance or payments to third parties. These letters of credit reduce borrowing availability under the revolving credit facility.

11. PREFERRED STOCK

     BMHC has 2,000,000 shares of preferred stock authorized but not currently issued.

12. STOCK PURCHASE AND INCENTIVE PLANS

Shareholders’Rights Plan

     BMHC adopted a Shareholders’ Rights Plan that expires in 2007. Under the plan, if a person acquires 15% or more of the Company’s stock or makes a tender or other offer to do so without the approval of the Board of Directors, shareholders would have the right to purchase stock of BMHC or the acquiring company at a significant discount. The Board of Directors of BMHC has the right to redeem the rights for a nominal amount, to extend the period before shareholders may exercise the rights or to take other actions permitted by the plan. The rights trade with BMHC’s stock but do not give shareholders any voting rights. The rights plan is intended to encourage any person seeking to acquire BMHC to negotiate with the Board of Directors.

Cash Equity Plan

     On April 1, 1999, BMHC adopted a Cash Equity Plan to provide incentives for key management employees. The awards vest after three years from the date of grant and expire after five years. Each unit under an award allows for an exchange for cash in the amount of the fair market value of BMHC’s common stock at the date of exercise. The number of units available for grant, including those units outstanding and unexercised, cannot exceed two percent of BMHC’s common shares outstanding at any given time. This plan is accounted for as a variable plan. As a result, compensation expense will vary at each reported period based on changes in the Company’s stock price. During 2002, 2001 and 2000, the Company awarded 15,250, 97,000, and 100,435 units, respectively, and recognized compensation expense of $1,487,000, $1,004,000, and $340,000, respectively. At December 31, 2002, 204,420 units remained outstanding and unexercised. Accelerated vesting may occur if there is a change of control of the Company, as defined in the Cash Equity Plan.

Employee Stock Purchase Plan

     On October 1, 2000, BMHC adopted a non-compensatory Employee Stock Purchase Plan (“ESPP”). Under the ESPP, eligible employees may elect each year to have up to 10% of their annual qualified compensation withheld to purchase the Company’s common stock. The purchase price of the stock is 85% of the market price of BMHC’s common stock on the last day of each month. The purchase period is one month, commencing on the effective date of the ESPP, and continues consecutively after the termination of the preceding purchase period. There were 200,000 shares of common stock authorized for purchase under the ESPP. As of December 31, 2002, there were 140,045 shares available for future purchase under the ESPP.

Stock and Stock Option Plans

     The Company has five stock and stock option plans: the 1991 Senior Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan, the 1993 Second Amended and Restated Non-Employee Stock Plan and the 2000 Stock Incentive Plan (the “Stock Option Plans”). As of December 31, 2002, there were 1,654,433 shares of common stock reserved for issuance under the plans.

     The 1991 Senior Management and Field Management Plan provided for the granting of options to purchase shares of BMHC’s common stock at exercise prices below fair market value. At December 31, 2002, there were no options remaining for future grants under the 1991 plan. Options vest over four years from the date of grant and expire at the end of ten years if unexercised.

     The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provided for the granting of options, at the discretion of the Board of Directors, to purchase shares of BMHC’s common stock. At December 31, 2002, there were no options remaining for future grants under the 1992 and 1993 plans. The exercise price is equal to the fair market value of BMHC’s common stock on the date the options were granted. Options vest over five years from the date of grant and expire at the end of ten years if unexercised.

     On February 18, 2000, BMHC amended the 1993 Amended and Restated Non-Employee Stock Option Plan to the 1993 Second Amended and Restated Stock Plan. As a result, the Company grants awards of BMHC’s common stock rather than stock option awards under this plan. This plan is available only to non-employee directors, and awards vest immediately upon grant. During 2002, 2001 and 2000, the Company granted 19,200, 18,200 and 16,800 shares, respectively, of stock under this plan and recognized compensation expense of $288,000, $177,400 and $176,400, respectively. At December 31, 2002, 34,300 shares remain in the plan for future issuance. The options that remain outstanding from grants under the pre-amended plan are exercisable after one year following the date of grant and expire at the end of ten years if unexercised.

     On February 18, 2000 BMHC adopted the 2000 Stock Incentive Plan, which provides for the granting of sales or bonuses of stock, restricted stock, stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, and dividend equivalents. The number of shares of common stock issued and issuable pursuant to all awards granted under this plan shall not exceed 600,000, with annual increases commencing in 2001 as defined in the plan. During 2002 there were 221,000 non-statutory options granted under the plan at a price equal to the fair market value of the Company’s common stock on the date of grant. These grants vest at an annual rate of 25% commencing on December 31, 2002. At December 31, 2002 there were 50,750 shares remaining in the plan for future issuance. All options outstanding under the plan expire at the end of ten years if unexercised.

     During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options. The exercise price was equal to the fair market value of BMHC’s common stock on the date the options were granted. These options vested in February 2002 and expire 10 years from the date of grant, or 2007, and are included in the tables below.

A summary of the activity of the Stock Option Plans for the years ended December 31, 2002, 2001 and 2000, is presented in the table below:

	2002		2001		2000
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
Balance at beginning of the year	1,413,868	$11.58	1,406,673	$11.73	1,074,801	$11.46
Options granted	221,000	14.00	204,500	9.71	490,500	9.40
Options exercised	(97,694)	10.57	(126,477)	8.11	(143,121)	9.47
Options forfeited	(21,991)	14.59	(70,828)	15.12	(15,507)	14.10

Balance at end of the year	1,515,183	$11.96	1,413,868	$11.58	1,406,673	$11.73

Exercisable at end of the year	1,017,683	$12.52	849,765	$12.83	765,526	$13.08
Weighted average fair value of options
granted at fair value	$9.31		$6.52		$6.38
Weighted average fair value of options
granted below fair value	$—		$—		$5.43

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$1.21 to $ 6.85	74,000	7.5	$ 6.55	4,000	$ 1.21
$8.67 to $17.00	1,354,403	6.5	11.58	926,903	11.63
$19.50 to $29.75	86,780	2.7	22.62	86,780	22.62

$1.21 to $29.75	1,515,183	6.4	$11.96	1,017,683	$12.52

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000: risk-free interest rates of 5.0%, 5.1%, and 6.0%, respectively; estimated lives of approximately 9 years, 9 years, and 8 years, respectively; and expected stock price volatility of 55.1%, 55.0%, and 52.8%, respectively.

The following table summarizes equity compensation plan information as of December 31, 2002:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans
approved by security holders	1,465,183		$11.94	85,050	(2)
Equity compensation plans not
approved by security holders	50,000	(3)	12.50	—

Total	1,515,183		$11.96	85,050

(1)	Excludes securities reflected in the second column.

(2)	This number includes 34,300 from the 1993 Amended and Restated Non-Employee Stock Option Plan and 50,750 from the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan allows for an increase of 100,000 shares each year not to exceed 1,100,000 for the plan.

(3)	The exercise price was equal to the fair market value of BMHC’s common stock on the date the options were granted. These options vested in February 2002 and expire 10 years from the date of grant, or 2007.

13. INCOME TAXES

Income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following (in thousands):

	2002	2001	2000
Current income taxes
Federal	$ 12,420	$ 10,921	$ 12,768
State	1,142	910	1,170

	13,562	11,831	13,938

Deferred income taxes
Federal	(2,446)	1,107	(383)
State	(245)	111	(32)

	(2,691)	1,218	(415)

	$ 10,871	$ 13,049	$ 13,523

     The above table does not include a deferred tax benefit of $6,286 associated with the change in accounting principle. See Note 2.

     The tax benefit associated with non-statutory stock options exercised by employees under the Company’s stock plans reduced taxes payable by approximately $187,000, $257,000, and $344,000 for 2002, 2001, and 2000, respectively. These benefits were credited to additional paid-in capital.

     A reconciliation of the statutory federal income tax rate to the rate as provided in the consolidated statements of income follows:

	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
State income taxes	1.6	2.4	2.5
State tax credits	(1.4)	—	—
Non-deductible items	1.4	—	2.4
Other	0.5	1.1	0.8

	37.1%	38.5%	40.7%

Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws. 28

The components of deferred income taxes included in the Company’s year-end balance sheets were as follows (in thousands):

	2002	2001
Deferred tax assets
Inventory, tax basis in excess of book basis	$ 2,446	$ 2,273
Reserves not yet deductible for tax	5,723	4,331
Intangible, tax basis in excess of book basis	5,077	—
Other	2,544	2,409

Total deferred tax assets	15,790	9,013

Deferred tax liabilities
Book basis in excess of tax basis of acquired assets	493	456
Tax in excess of book depreciation	8,302	8,052
Intangible, book basis in excess of tax basis	—	1,301
Deferred costs deducted for taxes	1,164	2,350

Total deferred tax liabilities	9,959	12,159

	$ 5,831	$(3,146)

Classified as
Deferred income tax benefit (current assets)	$ 5,302	$ 4,657
Deferred income taxes (long-term asset/(liabilities))	529	(7,803)

	$ 5,831	$(3,146)

     At December 31, 2002, the Company reported a deferred tax asset. Management believes that its deferred tax asset will be realized from taxable income in future periods. Therefore, the Company has not recorded a valuation allowance to offset the deferred tax asset.

14. NET INCOME PER COMMON SHARE

     Net income per common share was determined as follows (in thousands):

	2002		2001	2000
Net income available to common shareholders	$7,015	(1)	$20,844	$19,712

Weighted average shares outstanding used to determine basic net
income per common share	13,086		12,910	12,754
Net effect of dilutive stock options (2)	177		99	69

Average shares used to determine diluted net income per common share	13,263		13,009	12,823

Net income per common share:
Basic	$0.54	(1)	$ 1.61	$ 1.55
Diluted	$0.53	(1)	$ 1.60	$ 1.54

(1)	After a loss from change in accounting principle of $11,650, net of tax, or $0.88 per diluted share.

(2)	Stock options of 416,529, 558,938, and 1,247,232 were not included in the computation, because to do so would have been anti-dilutive for the years ended December 31, 2002, 2001, and 2000, respectively.

15. RETIREMENT PLANS

     BMHC has a savings and retirement plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their earnings to a trust, i.e. a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees. The Company’s contributions are charged against operations and were $2,711,000, $3,005,000, and $3,050,000 in 2002, 2001, and 2000, respectively.

     BMHC has a supplemental retirement plan for selected key management employees and directors. The contributions are based on the Company achieving certain operating earnings levels. Pursuant to this plan, the Company charged operations for $1,510,000 in 2002, $1,503,000 in 2001, and $1,309,000 in 2000. BMHC has purchased company-owned life insurance in order to have a funding mechanism for this plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

     Effective with the 2002 year, directors were no longer covered by the supplemental retirement plan and their existing benefits were transferred to a deferred account with a present value of an equivalent form of cash or stock compensation. Future compensation for directors will be limited to quarterly cash retainers and annual stock grants.

     BMHC does not provide any other postretirement benefits for its employees.

16. COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $9,651,000 in 2002, $8,317,000 in 2001, and $7,028,000 in 2000. Certain of the leases are non-cancelable and have minimum lease payment requirements of $5,775,000 in 2003, $4,564,000 in 2004, $3,517,000 in 2005, $3,145,000 in 2006, $2,234,000 in 2007, and $3,362,000 thereafter.

Legal Proceedings

     The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company’s recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

17. FINANCIAL INSTRUMENTS

     The book values compared with the fair values of financial instruments at December 31, were as follows (in thousands):

	2002		2001
	Book Value	Fair Value	Book Value	Fair Value
Long-term debt:
Variable rate debt	$153,500	$153,500	$163,100	$163,100
Fixed rate debt	3,875	3,662	4,317	3,331

	$157,375	$157,162	$167,417	$166,431

     The book values of cash and cash equivalents, accounts receivable, accounts payable and variable interest rate long-term debt approximated fair value due to either the short-term maturities or current variable interest rates of these instruments.

     The fair value of fixed rate debt has been estimated based upon the discounted cash flows using the Company’s incremental rate of borrowing for similar debt.

18. BUSINESS SEGMENT AND PRODUCTS

     The Company’s chief operating decision makers consist of senior managers who work together to allocate resources to and assess the performance of each of the Company’s individual locations that comprise a business unit. Management believes its locations and business units have similar operating and economic characteristics and have aggregated its operations into a single reporting segment, which is the supply and distribution of lumber, building materials and services to new housing builders and contractors, commercial and industrial contractors, and repair and remodel contractors.

     The Company’s locations principally derive revenues from construction services and manufactured components (framing, millwork, roof and floor trusses, pre-hung doors, windows, moldings and installation), commodity wood products (lumber, plywood and oriented strand board), building materials (roofing, siding, insulation and steel products), and other products (paint, hardware, tools, electrical and plumbing). Net sales by product for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Net sales
Construction services and
manufactured components	$ 626,888	$ 528,968	$ 410,057
Wood products	361,890	388,925	417,949
Building materials	103,528	111,495	117,985
Other	69,188	63,479	67,977

Total revenues	$1,161,494	$1,092,867	$1,013,968

19. RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

Operating results by quarter for 2002 and 2001 were as follows (dollars in thousands, except per share data):

	First (2)	Second (3)	Third (4)	Fourth (5)
2002
Net sales	$ 247,135	$300,528	$316,930	$296,901
Gross profit	71,227	85,500	89,922	82,508
Income from operations	3,539	14,276	18,593	2,713
Income before change in accounting principle	618	7,291	9,710	1,046
Net income/(loss)	(11,032)	7,291	9,710	1,046
Income per diluted common share before change
in accounting principle (1)	$ 0.05	$ 0.55	$ 0.73	$ 0.08
Net income/(loss) per diluted common share (1)	$ (0.84)	$ 0.55	$ 0.73	$ 0.08
Common stock prices:
High	$ 18.360	$ 17.720	$ 15.358	$ 14.600
Low	10.850	14.000	10.410	10.000
2001
Net sales	$ 223,149	$268,416	$326,204	$275,098
Gross profit	63,667	73,795	90,152	79,692
Income from operations	5,497	11,581	15,513	10,038
Net income	2,175	7,065	7,287	4,316
Net income per diluted common share (1)	$ 0.17	$ 0.54	$ 0.55	$ 0.33
Common stock prices:
High	$ 9.938	$ 15.210	$ 16.960	$ 15.490
Low	8.250	8.690	10.700	9.400

(1)	Net income per share calculations are based on the average common shares outstanding for each period presented. Accordingly, the total of the per share figures for the quarters may not equal the per share figure reported for the year.

(2)	The first quarter of 2002 includes a $11,650,000 loss, net of tax, from change in accounting principle.

(3)	The second quarter of 2001 includes the $750,000 loss from the anticipated sale of real property in Salem, Oregon.

(4)	The third quarter of 2001 includes the $1,000,000 write-off of the Company’s investment in BuildNet. See Note 3 for more details.

(5)	The fourth quarter of 2002 includes the $6,698,000 charge for the impairment of goodwill and intangible assets.

31

20. SUBSEQUENT EVENT

     Effective January 1, 2003, the Company purchased a 60% interest in a newly formed limited liability company, WBC Construction, LLC (“WBC”), for approximately $22,698,000 in cash, $851,000 of assumed debt and the issuance of 70,053 shares of BMHC common stock. The other 40% interest is owned by Willard Brothers Construction, Inc. and its owners, A. Bruce Willard and Danny L. Willard. WBC contracts with residential production builders in Florida to construct the slab and structured shell for homes.

     Under the purchase agreement, BMHC will have the option to purchase the remaining 40% interest in WBC from January 16, 2006 through January 16, 2009 and the principals of Willard Brothers Construction, Inc. have the option to require BMHC to purchase the remaining 40% of WBC from January 16, 2007 through January 16, 2009. The purchase price for the remaining 40% will generally be based on a multiple of historical earnings. If the fair value of the net assets to be acquired is less than the amount payable under the required purchase option, the Company would record a loss.

     The Company will account for WBC’s operating results under the equity method of accounting because the minority owners have certain approval and other rights that preclude consolidation.

To the Board of Directors and Shareholders
Building Materials Holding Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’equity and cash flows present fairly, in all material respects, the financial position of Building Materials Holding Corporation and its subsidiaries (the “Company”) at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ PricewaterhouseCoopers LLP

San Francisco, California
March 6, 2003