Form 10-K, Exhibit 13
period 2003-12-31
BUILDING MATERIALS HOLDING CORP
filed 2004-03-15
CIK 1046356

Exhibit 13.1

BUILDING MATERIALS HOLDING CORPORATION

2003 Consolidated Financial Statements

FINANCIAL HIGHLIGHTS,

(Amounts in thousands, except per share data)

	2003 (1)		2002 (1)		2001 (1)	2000	1999

FOR THE YEAR

Sales	$1,415,071		$1,161,494		$1,092,867	$1,013,968	$1,007,108

Income from operations	40,429		39,121	(2)	42,629	42,536	45,662

Net income	19,929		7,015	(2)	20,844	19,712	19,683	(3)

Net income per diluted common share	1.48		0.53	(2)	1.60	1.54	1.54	(3)

AT YEAR END

Working capital	$219,803		$170,492		$160,904	$142,075	$139,283

Total assets	604,199		503,074		485,742	459,634	450,119

Long-term debt	189,678		157,375		167,417	165,006	170,547

Shareholders’ equity	271,010		251,300		242,894	220,555	200,110

OTHER

Cash dividends per share	$0.21	(4)	$0.05		$0.00	$0.00	$0.00

Common stock prices:
High	$15.750		$18.360		$16.960	$11.000	$13.313
Low	11.750		10.000		8.250	7.563	7.500

(1)          See Note 5 to the consolidated financial statements for a description of the acquisitions that occurred in 2003, 2002 and 2001.

(2)          After a charge for a change in accounting principle of $17,936 ($11,650 net of tax) or $0.88 per diluted share and a charge for impairment of goodwill of $6,698 ($4,119 net of tax) or $0.31 per diluted share.

(3)          After a charge related to early retirement of debt of $5,451 ($3,352 net of tax) or $0.26 per diluted share.

(4)          Quarterly dividend was increased to $0.06 in the fourth quarter of 2003.

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
(Amounts in thousands, except per share data)	2003	2002	2001
Sales
Building products	$916,256	$867,623	$945,504
Construction services	498,815	293,871	147,363
Total sales	1,415,071	1,161,494	1,092,867

Costs and operating expenses
Cost of goods sold
Building products	687,769	639,713	700,168
Construction services	437,493	243,364	120,313
Impairment of assets	829	6,698	1,750
Selling, general and administrative expense	250,319	233,328	230,742
Other income, net	1,768	730	2,735
Total costs and operating expenses	1,374,642	1,122,373	1,050,238

Income from operations	40,429	39,121	42,629

Interest expense	9,279	9,812	13,553
Income before income taxes, minority interest, equity in earnings of an unconsolidated company and change in accounting principle	31,150	29,309	29,076
Income taxes	11,402	10,871	11,194
Minority interest (income) loss	(1,250)	227	—
Equity in earnings of an unconsolidated company, net of tax of $918 and $1,855, respectively	1,431	—	2,962
Income before change in accounting principle	19,929	18,665	20,844
Change in accounting principle, net of tax benefit of $6,286	—	(11,650)	—

Net income	$19,929	$7,015	$20,844

Income before change in accounting principle per share:
Basic	$1.50	$1.43	$1.61
Diluted	$1.48	$1.41	$1.60

Change in accounting principle, net of tax, per share:
Basic	$—	$(0.89)	$—
Diluted	$—	$(0.88)	$—

Net income per share:
Basic	$1.50	$0.54	$1.61
Diluted	$1.48	$0.53	$1.60

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	At December 31,
(Amounts in thousands, except share data)	2003	2002
ASSETS
Cash	$19,506	$9,217
Receivables, net	187,790	132,757
Unbilled receivables	8,625	3,920
Inventory	111,146	89,828
Deferred income taxes	8,629	5,302
Prepaid expenses and other current assets	5,243	7,456

Total current assets	340,939	248,480

Property and equipment, net	165,400	178,137
Goodwill	72,745	52,111
Other intangibles, net	12,017	12,950
Deferred income taxes	—	529
Deferred loan costs	2,406	2,732
Other long-term assets	10,692	8,135

Total assets	$604,199	$503,074

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Billings in excess of costs and estimated earnings	$12,069	$3,927
Accounts payable and accrued expenses	109,067	74,061

Total current liabilities	121,136	77,988

Long-term debt	189,678	157,375
Deferred income taxes	5,354	—
Other long-term liabilities	13,276	11,428

Total liabilities	329,444	246,791

Minority interest	3,745	4,983

Commitments and contingencies (Note 17)

Shareholders’ equity

Common stock, $0.001 par value, 20,000,000 shares authorized; 13,333,711 and 13,135,562 shares issued and outstanding, respectively	13	13
Additional paid-in capital	115,282	112,709
Retained earnings	155,715	138,578

Total shareholders’ equity	271,010	251,300

Total liabilities, minority interest and shareholders’ equity	$604,199	$503,074

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

			Additional Paid-In Capital	Retained Earnings	Total
	Common Stock
	Shares	Amount
Balance at December 31, 2000	12,840	$13	$109,166	$111,376	$220,555

Net income	—	—	—	20,844	20,844
Stock options exercised and other	144	—	1,495	—	1,495

Balance at December 31, 2001	12,984	13	110,661	132,220	242,894

Net income	—	—	—	7,015	7,015
Stock options exercised and other	152	—	2,048	—	2,048
Dividends on common stock	—	—	—	(657)	(657)

Balance at December 31, 2002	13,136	13	112,709	138,578	251,300

Net income	—	—	—	19,929	19,929
Stock options exercised and other	198	—	2,573	—	2,573
Dividends on common stock	—	—	—	(2,792)	(2,792)

Balance at December 31, 2003	13,334	$13	$115,282	$155,715	$271,010

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the years ended December 31,
	2003	2002	2001
Cash Flows From Operating Activities
Net income	$19,929	$7,015	$20,844
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	20,785	19,265	19,334
Deferred income taxes	2,556	(2,691)	1,218
Net loss/(gain) on sale of assets	(1,161)	944	(888)
Asset impairment charge	829	6,698	1,750
Deferred financing costs	660	—	—
Equity in earnings of an unconsolidated company, net of amortization and and before taxes	(2,349)	—	(4,817)
Distributions received from unconsolidated companies	—	—	5,325
Change in accounting principle, net of tax benefit of $6,286	—	11,650	—
Minority interest	1,059	(227)	—
Changes in assets and liabilities, net of effects of acquisitions and sales of business units:
Receivables, net	(35,076)	(20,324)	21,354
Unbilled receivables	(473)	(3,920)	—
Inventory	(25,929)	(3,989)	8,881
Prepaid expenses and other current assets	2,304	3,346	(6,166)
Billings in excess of costs and estimated earnings	5,579	3,927	—
Accounts payable and accrued expenses	21,093	11,703	(5,655)
Other long-term assets and liabilities	3,633	3,317	2,852
Other, net	(960)	(988)	(345)
Cash flows from operating activities	12,479	35,726	63,687

Cash Flows From Investing Activities
Purchases of property and equipment	(15,887)	(20,050)	(23,825)
Acquisitions of and investments in businesses, net of cash acquired	(30,269)	(8,091)	(34,374)
Proceeds from dispositions of property and equipment	10,065	1,155	4,770
Proceeds from sales of business units, net of cash sold	6,591	2,750	2,238
Other, net	(961)	(826)	(683)
Cash flows from investing activities	(30,461)	(25,062)	(51,874)

Cash Flows From Financing Activities
Borrowings under term note	31,500	—	7,232
Principal payments of term note	(9,425)	(7,700)	(5,555)
Net payments under revolving credit agreements	9,200	(1,900)	(3,100)
Principal payments of other notes payable	—	(156)	(23)
Increase (decrease) in book overdrafts	554	2,024	(9,198)
Deferred financing costs	(1,394)	—	(1,696)
Stock options exercised	895	1,043	1,025
Dividend	(2,649)	—	—
Other, net	(410)	60	114
Cash flows from financing activities	28,271	(6,629)	(11,201)
Net change in cash	10,289	4,035	612
Cash, beginning of year	9,217	5,182	4,570
Cash, end of year	$19,506	$9,217	$5,182

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest, net of amounts capitalized	$9,327	$10,349	$13,414
Income taxes	$7,795	$12,672	$16,346
Accrued but unpaid dividends	$800	$657	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATIONAL STRUCTURE, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Building Materials Holding Corporation (“BMHC”) provides building materials and construction services to professional homebuilders across the United States.  BMHC operates through its two separately managed and reportable business segments -  BMC West and BMC Construction.  BMC West markets and sells building materials, manufactures building components (millwork, floor and roof trusses and wall panels) and provides construction services to homebuilders and contractors at the local and regional level.  BMC Construction provides construction services to high-volume production homebuilders.

Principles of Consolidation

The consolidated financial statements include the accounts of BMHC and its subsidiaries (the “Company”).  The equity method of accounting is used for investments in which the Company has significant influence.  All significant intercompany balances and transactions are eliminated.

Revenue Recognition

Revenues for building products are recognized when title to the goods and risk of loss passes to the buyer, which is at the time of delivery.  The percentage-of-completion method is used to recognize revenue for certain construction and installation contracts.  We estimate revenue and related gross margin on construction and installation contracts on a percentage-of-completion method, utilizing labor dollars incurred to total forecasted labor dollars to measure progress toward completion.  For contracts based on a sequential production process where an entity produces units of a basic product, we measure progress toward completion of a contract based on the units of delivery method.  Revisions of contract revenues and cost estimates are reflected in the period such revisions are determined.

Contract costs include all direct material and labor, equipment costs and those indirect costs related to contract performance.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Unbilled receivables represent costs and estimated revenues recognized in excess of amounts billed on uncompleted contracts.  Billings in excess of costs and estimated earnings represent billings in excess of estimated costs and revenues recognized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period.  Actual amounts could differ from those estimates.  Estimates are used when accounting for items such as revenue, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs and valuations of investments, goodwill, other intangible assets and long-lived assets.

Cash and Cash Equivalents

Cash represents amounts on deposit with financial institutions and such balances may, at times, exceed FDIC limits.  The Company considers all highly liquid investments that have an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.  The Company had no cash equivalents at December 31, 2003 and 2002.

Inventory

Inventory consists principally of materials purchased for resale and is stated at the lower of average cost or market.  Included in inventory are unbilled receivables related to costs for construction services contracts of $5.9 million and $4.3 million in 2003 and 2002, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method.  The estimated useful lives are ten to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to ten years for handling and delivery equipment.

Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are expensed as incurred.  Gains and losses from dispositions of property and equipment are included as a component of “Other Income, Net”.

The Company capitalizes interest on borrowings during the active construction period on major capital projects.  Capitalized interest is added to the cost of the underlying asset and is amortized over the useful life of the asset.

The Company capitalizes certain costs of computer software developed or obtained for internal use, including interest, provided that those costs are not research and development and certain other criteria are met.  Software development costs for internal use are $10,762,000 and $10,595,000 as of December 31, 2003 and 2002, respectively.  These costs are included as a component of machinery and fixtures and are amortized on a straight-line basis over a period of three to ten years.

Long-lived Assets

Long-lived assets such as property and equipment and intangibles with finite lives are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.   Intangible assets with finite lives represent values assigned to covenants not to compete and customer relationships and are amortized over their useful lives of two to seventeen years.  An impairment is recognized if the carrying amount is less than the estimated future operating cash flows on an undiscounted basis.

Goodwill

Goodwill represents the excess of purchase price over the fair values of net tangible and identifiable intangible assets of acquired businesses.  At December 31, 2003, other than goodwill, there are no intangibles with indefinite useful lives.  Goodwill is assessed annually for impairment and whenever events and circumstance indicate the carrying amount may not be recoverable.  An impairment, based on fair value, is recognized if the carrying amount is less than the estimated future operating cash flows as measured by fair value techniques.

Deferred Loan Costs

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method for the Company’s term note and the straight-line method for the Company’s revolving credit facility.  Interest expense includes amortization of deferred loan costs of $1,060,000, $1,536,000 and $1,290,000, in 2003, 2002 and 2001, respectively.

Other Assets

Other assets consist of cash surrender values on company-owned life insurance, executive deferred compensation investments, deposits and trade rebates receivable from cooperative supplier organizations.

Warranty Expense

The provision for warranty expense is calculated by applying a historical warranty cost factor to our gross sales.  The Company has warranty obligations with respect to most manufactured products, however the liability for warranty obligations is not significant as a result of third party inspection and acceptance processes.  Warranty expense was $87,000, $152,000 and $118,000 in 2003, 2002 and 2001, respectively.

Insurance Deductible Reserves

The estimated cost of general liability and workers’ compensation claims are determined by actuarial methods.  Claims in excess of insurance deductibles are insured.  Reserves for these claims are recognized based on the estimated costs of these claims as limited by the applicable insurance deductibles.

Advertising

Advertising costs are expensed when incurred.  Advertising expense was $338,000, $118,000 and $616,000 in 2003, 2002 and 2001, respectively.

Shipping and Handling

Shipping and handling costs for manufactured building components and construction services are included as a component of cost of sales.  Shipping and handling costs for building products are included as a component of “Selling, General and Administrative Expense” and were $46,673,000 for 2003, $45,149,000 for 2002 and $48,699,000 for 2001.

Stock Compensation

At December 31, 2003, BMHC had five stock-based employee compensation plans, which are more fully described in Note 13.  The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations.  The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation (amounts in thousands, except per share data).

	Year Ended December 31,
	2003	2002	2001
Net income, as reported	$19,929	$7,015	$20,844
Add: Total stock-based employee compensation expense determined under APB 25, net of related tax effects	446	1,117	727
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(1,664)	(2,331)	(1,842)
Pro forma net income	$18,711	$5,801	$19,729

Earnings per share:
Basic – as reported	$1.50	$0.54	$1.61
Basic – pro forma	$1.41	$0.44	$1.53

Diluted – as reported	$1.48	$0.53	$1.60
Diluted – pro forma	$1.39	$0.44	$1.52

Reclassifications

Certain reclassifications, none of which affected the Company’s previously reported results of operations, cash flows or shareholders’ equity, have been made to amounts reported in prior periods to conform to the current year presentation.  In addition, our consolidated statement of income has been changed to show sales and related cost of goods sold separately for “Building Products” and “Construction Services,” due to the increased significance of service revenues to total sales.  In connection with this change, we also reclassified certain other operating costs and expenses from selling, general and administrative expense to cost of goods sold.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.”  SFAS 143 established financial accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  This statement was effective for financial statements issued for fiscal years beginning after June 15, 2002.  The adoption of SFAS 143 in the first quarter of 2003 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee.  In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued.  The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002.  The adoption of FIN 45 had no impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51, which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. We are required to apply the revised provisions of FIN 46 in the first quarter of 2004. The application of the revised Interpretation is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2003, the consensus of Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor,” was published.  EITF Issue No. 02-16 addresses how a reseller of a vendor’s products should account for cash consideration received from a vendor.  The provisions of EITF Issue No. 02-16 were effective for new arrangements transacted after December 31, 2002.  The Company’s adoption of EITF 02-16 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In March 2003, the consensus of EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” was published.  EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.  The provisions of EITF Issue No. 00-21 were effective in fiscal periods beginning after June 15, 2003.  The Company’s adoption of EITF 00-21 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”  This statement establishes standards for how an issuer classifies and measures certain financial arrangements with characteristics of both liabilities and equity.  It requires that an issuer classify a financial arrangement that is within its scope as a liability (or an asset in some circumstances).  The provisions of this statement were effective for financial arrangements entered into or modified after May 31, 2003, and otherwise were effective at the beginning of the first interim period beginning after June 15, 2003.  Certain provisions of this statement have been deferred for an indefinite period.  The Company continues to monitor FASB deliberations on SFAS No. 150 to determine the ultimate impact on the Company’s financial position, results of operations or cash flows.

2.              NET INCOME PER COMMON SHARE

Net income per common share was determined as follows (in thousands, except share data):

	2003	2002		2001
Net income available to common shareholders	$19,929	$7,015	(1)	$20,844

Weighted average shares outstanding used to determine basic net income per common share	13,279	13,086		12,910

Net effect of dilutive stock options (2)	162	177		99

Average shares used to determine diluted net income per common share	13,441	13,263		13,009

Net income per common share:
Basic	$1.50	$0.54	(1)	$1.61
Diluted	$1.48	$0.53	(1)	$1.60

(1)                                  After a loss from change in accounting principle of $11,650, net of tax, or $0.88 per diluted share.

(2)                                  Stock options of 352,525, 416,529 and 558,938 were not included in the computation, because to do so would have been anti-dilutive for the years ended December 31, 2003, 2002 and 2001, respectively.

3.              CHANGE IN ACCOUNTING PRINCIPLE

The Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” in the first quarter of 2002.  The provisions of SFAS 142 eliminated the amortization of goodwill and other indefinite lived intangible assets on a prospective basis beginning with acquisitions completed after June 30, 2001, or January 1, 2002 for those completed prior to June 30, 2001.  This standard required the Company to complete a transitional impairment analysis of its recorded goodwill and indefinite lived intangible assets and to record any impairment charge as a change in accounting principle.  The Company completed the transitional impairment analysis in the first quarter of 2002, which resulted in the following impaired amounts of goodwill as of January 1, 2002 (in thousands):

Reporting Unit	Goodwill Impairment	Goodwill Impairment, Net of Tax
Northern Nevada	$2,257	$1,388
Utah	1,397	859
Spokane	41	25
San Antonio / Austin	2,194	1,969
Royal Door	2,975	1,830
Dallas / Fort Worth	1,403	863
Puget Sound	6,253	3,846
Portland	1,416	870
Total	$17,936	$11,650

In the case of each reporting unit, fair value was estimated using the present value of expected future cash flows.  Management’s estimate of future cash flows used in the present value analysis resulted in estimated fair market value being less than the carrying amount of tangible and intangible assets for the reporting units listed above.  A divestiture of any individual business unit that comprises a reporting unit could result in a loss.  After considering the estimated fair market value of tangible assets, including land, an impairment of recorded goodwill occurred.  Reasons for the impairments included increased competition, a change in the market mix of home building, a reduction in residential construction within the geographic markets serving these reporting units and management issues.

The Company is required to test acquired goodwill and other indefinite-lived intangible assets for impairment on an annual basis.  This annual test takes place during the fourth quarter of each year.  See Note 4.

4.              IMPAIRMENT OF ASSETS

During the fourth quarter of 2003, the Company conducted its annual evaluation of its reporting units to determine if it was necessary to record impairment charges in accordance with SFAS 142.  Based on the results of this evaluation, it was determined that no impairment existed for goodwill.

Independent of the Company’s annual evaluation of reporting units in accordance with SFAS 142, an assessment of intangible assets with indefinite lives identified the impairment of certain customer relationships within the BMC Construction business segment and resulted in a charge of $829,000 in the fourth quarter of 2003.  As a result of a change in business conditions in the market in which the reporting unit operates, the Company decided to discontinue business with certain customers and therefore impaired the intangible assets associated with related customer relationships.  Further, as part of the evaluation the Company assessed the continued propriety of the indefinite lives of the assets.  As a result of this assessment the Company determined the lives of customer relationships were no longer indefinite and should be amortized over the succeeding two to seventeen years.

During the first quarter of 2003, the Company determined that events and circumstances warranted that on a prospective basis, $2,600,000 of previously unamortized customer relationships within the BMC Construction business segment should be amortized over the succeeding 21 months.  Amortization expense recognized in 2003 related to this change in life was $1,090,000.

During the fourth quarter of 2002, the Company conducted its annual evaluation of its reporting units to determine if it was necessary to record impairment charges in accordance with SFAS 142.  Because of changes in the market mix of home building from higher margin custom home building to lower margin production homebuilding at the Dallas/Fort Worth and Marvin Windows reporting units within the BMC West business segment, the operating results and cash flows of these reporting units were lower than expected. Based on that trend, the earnings forecasts were revised and an impairment charge of $6,698,000 was recorded.  Subsequent to December 31, 2002, the Company completed a management restructuring which the Company believes will lead to improved operating results.

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

5.              ACQUISITIONS OF AND INVESTMENTS IN BUSINESSES

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

WBC Mid-Atlantic

In October of 2003, the Company purchased a 67.33% interest in a newly formed construction business, WBC Mid-Atlantic LLC, for approximately $5.1 million in cash and the issuance of 15,059 shares of common stock.  The other 32.67% interest is owned by the principals of ANM Carpentry, Inc. (“ANM”), a privately held firm based in Fredericksburg, Virginia, and is being recognized as minority interest.  The new business venture is providing framing services for high-volume production homebuilders in Virginia, Maryland, the District of Columbia and Delaware.

Under the purchase agreement, the Company has the option to purchase the remaining 32.67% of WBC Mid-Atlantic prior to October 1, 2010 subject to certain limitations or prior to October 1, 2006 contingent on the written consent of ANM or if certain other conditions are met.  The principals of ANM have the option to require the Company to purchase the remaining 32.67% interest from October 1, 2008 through October 1, 2010.  The purchase price for the remaining interest will generally be based on a multiple of historical earnings.

WBC Construction

In January of 2003, the Company purchased a 60% interest in a newly formed construction business, WBC Construction, LLC (“WBC”), for approximately $22.9 million in cash and the issuance of 70,053 shares of common stock.  The other 40% interest is owned by Willard Brothers Construction, Inc., a privately held firm based in Sunrise, Florida.  WBC contracts with high-volume production homebuilders in Florida to construct the slab and structural shell of homes.

Under the purchase agreement, the Company has the option to purchase the remaining 40% interest in WBC from January 16, 2006 through January 16, 2009 and the principals of Willard Brothers Construction, Inc. have the option to require the Company to purchase the remaining 40% of WBC from January 16, 2007 through January 16, 2009.  The purchase price for the remaining 40% will generally be based on a multiple of historical earnings.

When purchased, the Company accounted for its investment in WBC using the equity method of accounting because the minority owners had certain approval and other rights that precluded consolidation.  On August 11, 2003, WBC’s operating agreement was amended to eliminate certain approval and other rights of the minority interest shareholder.  As a result, the equity method of accounting was ceased and the results of WBC’s operations have been included in the consolidated financial statements effective August 12, 2003. The impact of the 40% ownership interest held by Willard Brothers Construction, Inc., is being recognized as minority interest.  The consolidation of WBC resulted in an increase in assets of $41.2 million, an increase in liabilities of $12.7 million, an increase in minority interest of $2.3 million and a decrease in equity investments in an unconsolidated company of $26.2 million.  These amounts are considered non-cash items in the consolidated statement of cash flows.

In 2003, the Company made five other acquisitions for aggregate consideration of approximately $2.3 million.

KBI Norcal

On July 1, 2002, the Company purchased a 51% interest in a newly formed partnership, KBI Norcal, for approximately $5.8 million in cash, $0.8 million of assumed debt (equipment leases and a working capital loan) and the issuance of 34,364 shares of common stock.  The other 49% interest is owned by RJ Norcal, LLC, a privately held firm in Dixon, California.  KBI Norcal provides turnkey framing services in Northern California.

Under the purchase agreement, the Company has the option to purchase the remaining 49% interest in KBI Norcal from July 1, 2004 through June 30, 2008 and the principals of RJ Norcal, LLC have the option to require the Company to purchase the remaining 49% of KBI Norcal from July 1, 2006 through June 30, 2008.  The purchase price for the remaining 49% will generally be based on the higher of either a multiple of historical earnings or the contractual minimum of $7.5 million.  On a quarterly basis, the Company evaluates the fair value of the net assets to be acquired and if less than the amount payable under the required purchase option, an impairment loss is recognized.  As of

December 31, 2003, the purchase price would be approximately $7.5 million and no loss was required to be recognized.  After the KBI Norcal transaction, BMC Construction revised its acquisition guidelines and has not structured a minimum option price in any of its subsequent buyout agreements, nor does it intend to in future acquisition transactions.

KBI Norcal’s operating results have been included in the consolidated financial statements since July 1, 2002.  The impact of the 49% ownership interest of RJ Norcal, LLC is being recognized as minority interest.

In 2002, the Company made four other acquisitions for aggregate consideration of approximately $2.3 million.

KBI

From May 1999 through July 3, 2001, the Company owned 49% of Knipp Brothers Industries, LLC, KBI Distribution, LLC and KB Industries Limited Partnership (collectively, “KBI”), which primarily operate as framing contractors in Arizona, Southern California and Nevada.  On July 3, 2001, the Company purchased the remaining 51% of KBI (the “KBI Acquisition”).  The results of KBI’s operations have been included in the consolidated financial statements since that date.  The aggregate consideration paid for the remaining 51% interest was $34.4 million in cash, net of cash acquired of $1.8 million.

The initial acquisition of the 49% interest in KBI was made in May 1999 for approximately $26.1 million in cash and $2.2 million in various assets and was accounted for under the equity method until July 3, 2001.  Under the equity method of accounting the Company allocated the excess of its 1999 investment over its proportionate ownership interest in the net assets of KBI to the assets and liabilities of KBI based on their estimated fair values at the date of the investment.  The excess of this investment over the estimated fair value of the net assets represents goodwill.  The consolidation of KBI resulted in an increase in assets of approximately $40.0 million, an increase in liabilities of approximately $7.0 million and a decrease in equity investments in unconsolidated companies of approximately $33.0 million.  These amounts are considered non-cash items in the consolidated statement of cash flows for the year ended December 31, 2001.

The following is a summary of the assets acquired and liabilities assumed in connection with the acquisition at July 3, 2001 (in thousands):

Current assets	$22,113
Property and equipment	3,597
Intangible assets	5,576
Goodwill	12,650
Other long-term assets	188
Total assets acquired	44,124

Current liabilities	(5,879)
Long-term liabilities	(2,040)
Total liabilities assumed	(7,919)
Net assets acquired	$36,205

Of the $5.6 million of acquired intangible assets, $4.9 million was assigned to customer relationships and $0.7 million was assigned to non-compete agreements.  Previously the customer relationships were not subject to amortization, however, as previously discussed in Note 4, these relationships are now being amortized over 2 to 17 years.  The non-compete agreements are being amortized over three years.  In accordance with the transitional provisions of SFAS 142, the $12.6 million of goodwill, all of which is deductible for tax purposes, will not be amortized and will be tested for impairment at least annually.

The following summarizes unaudited pro forma results of operations assuming the acquisition of KBI occurred as of the beginning of 2001.  The pro forma information only includes the effect of the KBI Acquisition because the effects of other acquisitions are not material.  The pro forma data has been prepared for comparative purposes only.  It does not purport to be indicative of the results of operations that would have resulted had the KBI Acquisition been consummated at the beginning of the year presented, or that may occur in the future (in thousands, except per share data).

Unaudited 2001

Net sales	$1,178,620
Net income	23,080

Net income per diluted common share	$1.78

6.              RECEIVABLES

Receivables consisted of the following at December 31, (in thousands):

	2003	2002

Trade receivables	$182,736	$128,923
Other	7,479	5,856
Allowance for returns, discounts and doubtful accounts	(2,425)	(2,022)

	$187,790	$132,757

Because customers are dispersed among the Company’s various markets, its credit risk to any one customer or state economy is not significant.  The Company performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts when events or circumstances indicate that collection is doubtful.

Pursuant to credit applications with customers, interest income is assessed and collected on accounts receivable.  The interest rate varies from 1% to 2% per month.  Interest income was recognized as a component of “Other Income, Net” and was $1.1 million in 2003, $1.2 million in 2002 and $1.3 million in 2001.

Trade accounts receivable include balances billed but not paid by customers under retainage provisions and were not significant at December 31, 2003 and 2002.  All receivables in the above table are expected to be collected within one year and therefore are classified as current assets.

7.              EQUITY INVESTMENTS

Summarized financial information for the Company’s equity investments in WBC and KBI are as follows (in thousands):

	Year to date ending August 11, 2003 (1)	2002	2001 (2)

Income statement:
Sales	$97,717	$—	$85,753
Income from operations	10,418	—	3,488

Net income (loss)	4,511	—	(13,872)
Less other members’ share of net (income) loss	(1,805)	—	15,510
Company share of net income	2,706	—	1,638

Other income allocations, net of amortization of intangibles	(357)	—	3,179
Company’s equity in earnings	$2,349	—	$4,817

Balance sheet:
Current assets	$—	$—	$—
Non-current assets	—	—	—
Current liabilities	—	—	—
Non-current liabilities	$—	$—	$—

(1)          In August 2003, the Company modified the WBC operating agreement and as a result ceased using the equity method of accounting.  The 2003 income statement reflects equity method accounting through August 11, 2003.

(2)          In July 2001, the Company purchased the remaining 51% of KBI.  As a result, the 2001 income statement reflects six months of equity method accounting.  The 2001 income statement includes a change in control bonus of $17.2 million paid for and specifically allocated to the previous 51% partner.

8.              PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31 (in thousands):

	2003	2002
Land	$39,311	$43,791
Buildings and improvements	99,135	100,351
Machinery and fixtures	65,971	62,608
Handling and delivery equipment	46,519	43,541
Construction in progress	4,632	8,217

	255,568	258,508
Less accumulated depreciation	(90,168)	(80,371)

	$165,400	$178,137

Interest capitalized as part of additions was $74,000, $379,000 and $541,000 in 2003, 2002 and 2001, respectively.  Depreciation expense was $17,996,000, $16,919,000 and $15,506,000 in 2003, 2002 and 2001, respectively.

The Company periodically evaluates the commercial and strategic operation of the land and related buildings and improvements of its facilities.  In connection with these evaluations, facilities may be consolidated, and others sold or leased.  During 2003, the Company recorded net gains on the sale of assets of $1,161,000 consisting primarily of the sale of real estate in Missoula, Montana; Houston, Texas; Spokane, Washington; Emmett, Idaho and Pocatello, Idaho.  During 2002, the Company recorded net losses from the sale of assets of $944,000 consisting primarily of the sale of real estate in Tooele, Utah; Gardnerville, Nevada and Spokane, Washington.  During 2001, the Company recorded net gains from the sale of assets of $888,000 consisting primarily of the gain on the sale of real estate in Boise and Lewiston, Idaho and Grand Junction, Colorado.  These facilities have not been reported as discontinued operations in the consolidated financial statements because substantially all of the operations and cash flows will continue in the ongoing operations of the Company or, if eliminated, the sales and operating income of the facilities are not material individually or in the aggregate.

9.              GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the purchase price over the fair values of net tangible and identifiable intangible assets of acquired businesses.

Changes in the carrying amount of goodwill by segment are as follows (in thousands):

	BMC West	BMC Construction	Total
Balance at January 1, 2002	$44,489	$23,850	$68,339
Goodwill acquired during the year	—	9,558	9,558
Purchase price adjustments	—	(78)	(78)
Change in accounting principle (1)	(17,936)	—	(17,936)
Impairment (2)	(6,698)	—	(6,698)
Contingent consideration adjustment (3)	(1,074)	—	(1,074)
Balance at December 31, 2002	18,781	33,330	52,111

Goodwill acquired during the year	1,558	19,979	21,537
Purchase price adjustments	89	137	226
Impairment	—	—	—
Contingent consideration adjustment (3)	(213)	—	(213)
Goodwill divested during the year	(916)	—	(916)
Balance at December 31, 2003	$19,299	$53,446	$72,745

(1)          See Note 3 related to transitional impairment.

(2)          See Note 4 related to the fourth quarter impairment.

(3)          See Note 11 related to the re-pricing of a non-interest bearing note payable.

Intangible assets consist of the following (in thousands):

	As of December 31, 2003
	Carrying Amount		Accumulated Amortization	Net Carrying Amount
Amortized intangibles
Covenants not to compete	$2,320		$(1,121)	$1,199
Customer relationships	12,600	(1)	(1,793)	10,807
Other	500		(489)	11
	$15,420		$(3,403)	$12,017

	As of December 31, 2002
	Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangibles
Covenants not to compete	$2,004	$(1,139)	$865
Customer relationships	2,902	(145)	2,757
Other	500	(352)	148
Unamortized intangibles
Customer relationships	9,180		9,180
	$14,586	$(1,636)	$12,950

(1) An impairment charge for customer relationships of $829,000 was included in the carrying amount (see Note 4).

As discussed in Note 4, the Company evaluated the propriety of not amortizing customer relationships to determine whether events and circumstances warrant amortization on a prospective basis.  In April of 2003, the Company determined that $2.6 million of a previously unamortized customer relationship should be amortized over the succeeding twenty-one months.  Additionally, in December of 2003, the Company determined that previously unamortized customer relationships of $7.2 million should be amortized over two to seventeen years.

Intangible amortization expense was $1.7 million in 2003, $0.8 million in 2002 and $2.5 million in 2001.  Estimated amortization expense is $3.4 million for 2004, $1.7 million for 2005, $1.5 million for 2006, $1.0 million for 2007, $0.5 million for 2008 and $3.9 million thereafter.

The following reflects adjustments that would be made to net income and earnings per share if the non-amortization provisions of SFAS 142 had been adopted as of January 1, 2001 (in thousands, except per share data):

	2003	2002	2001
Reported net income	$19,929	$7,015	$20,844
Goodwill amortization, net of income taxes	—	—	1,344
Customer relationship amortization, net of income tax	—	—	97
Adjusted net income	$19,929	$7,015	$22,285

Reported basic income per share	$1.50	$0.54	$1.61
Goodwill amortization, net of income taxes	—	—	0.11
Customer relationship amortization, net of income tax	—	—	0.01
Adjusted basic net income per share	$1.50	$0.54	$1.73

Reported diluted income per share	$1.48	$0.53	$1.60
Goodwill amortization, net of income taxes	—	—	0.10
Customer relationship amortization, net of income tax	—	—	0.01
Adjusted diluted net income per share	$1.48	$0.53	$1.71

10.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31 (in thousands):

	2003	2002
Trade accounts payable	$51,735	$37,496
Book overdrafts	5,312	4,758
Accrued compensation	18,241	19,164
Sales tax payable	5,784	3,800
Insurance deductible reserves	15,074	3,339
Other	12,921	5,504
	$109,067	$74,061

11.       DEBT

Debt consisted of the following at December 31 (in thousands):

	2003	2002
Term note	$124,375	$102,300
Revolving credit facility	60,400	51,200
Non-interest bearing term note, net of related discount of $1,142 and $1,339 at December 31, 2003 and 2002, respectively	3,146	2,949
Capital leases	469	926
Other	1,288	—
	$189,678	$157,375

During the third quarter of 2003, management entered into a new senior secured credit facility.  The new credit facility replaces the old credit facility, which was scheduled to mature in 2004.  It includes a term loan of $125 million maturing in seven years, and a revolving line of credit of $175 million maturing in five years.  In connection with the new senior secured credit facility, certain previously deferred financing costs of $0.7 million associated with the former credit facility were expensed along with new costs of $0.3 million incurred to obtain the current credit facility and both are included in “Other Income, Net”.  All other remaining costs associated with the former and current credit facilities are being amortized over the life of the new loan periods.

At December 31, 2003, the Company’s senior secured credit facility provided for borrowings of up to $299.4 million, including $124.4 million outstanding under the term loan and $175.0 million under the revolving credit facility, $60.4 million of which was outstanding at December 31, 2003.  Revolver borrowings can be limited to a borrowing base equal to 60% of inventory plus 80% of trade accounts receivable.  The borrowing base is calculated monthly and was $179.5 million at December 31, 2003, but was limited to the maximum of $175.0 million.  Revolver availability was $88.1 million, net of $26.5 million in outstanding letters of credit.  Borrowings under the facility bear interest at a rate based on either Prime or LIBOR plus an additional spread based on performance.  Currently, the revolver rates are Prime plus 1.25% and LIBOR plus 2.50%.  The interest rate on the term loan is based on either Prime or LIBOR plus 3.25%.

The terms of the credit agreement permit an increase in the facility of up to $50 million, subject to certain conditions.  The term loan matures in 2010 and the revolving loan matures in 2008.  The term loan is payable in quarterly installments over the initial six years in amounts equal to 1% of the initial principal amount per year and equal quarterly installments of the remaining principal balance during year seven.

The term loan and revolving credit facility are both collateralized by all tangible and intangible property and interest in property and proceeds thereof now owned or hereafter acquired by the Company and any wholly-owned subsidiary, except BMC Insurance, Inc.

The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including:  consolidated net worth; a coverage ratio that includes earnings before interest, taxes, depreciation and amortization; a ratio of total funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions.  At December 31, 2003, the Company was in compliance with these covenants and conditions.

The scheduled principal payments of debt are $2.9 million in 2004, $2.0 million in 2005, $3.7 million in 2006, $1.3 million in 2007, $61.7 million in 2008 and $118.1 million thereafter.  Principal payments of $2.9 million due within the next twelve months are expected to be refinanced through the unused portion of the revolving credit facility.  As a result, this amount has been classified as long-term.

As of December 31, 2003, the Company had $26.5 million in letters of credit outstanding to guarantee performance or payments to third parties.  These letters of credit reduce borrowing availability under the revolving credit facility.

In connection with a 1999 acquisition, the Company issued a $5,000,000 non-interest bearing five-year term note to the previous owner as partial consideration for the purchase.  Under the terms of the note, principal payments are due beginning 2004; however, accelerated payments may be due based on the operating results of the acquired business during each year prior to 2004.  Due to the uncertain timing of the payout of this term note, the note represents a form of contingent consideration paid for the acquired business.  The Company recorded a discount of $1,460,000 against the note in 1999 based on a 15% effective interest rate and estimates of the operating results of the acquired business.  During the first quarters of 2003 and 2002, the Company adjusted its estimates related to the timing of the payout of the term note, which resulted in recording additional discounts of $213,000 and $1,074,000, respectively.  The Company has made payments of $0 and $156,000 for the years ended December 31, 2003 and 2002 respectively, under the terms of the note.

12.       PREFERRED STOCK

BMHC has 2,000,000 shares of preferred stock authorized but not currently issued.

13.       STOCK PURCHASE AND INCENTIVE PLANS

Shareholders’ Rights Plan

The Shareholders’ Rights Plan expires in 2007.  Under the plan, if a person acquires 15% or more of the Company’s stock or makes a tender or other offer to do so without the approval of the Board of Directors, shareholders would have the right to purchase stock of the Company or the acquiring company at a significant discount.  The Board of Directors has the right to redeem the rights for a nominal amount, to extend the period before shareholders may exercise the rights or to take other actions permitted by the plan.  The rights trade with the stock but do not give shareholders any voting rights.  The rights plan is intended to encourage any person seeking to acquire the Company to negotiate with the Board of Directors.

Cash Equity Plan

On April 1, 1999, a Cash Equity Plan to provide incentives for key management employees was adopted.  The awards vest after three years from the date of grant and expire after five years.  Each unit under an award allows for an exchange for cash in the amount of the fair market value of the common stock at the date of exercise. The number of units available for grant, including those units outstanding and unexercised, cannot exceed two percent of the common shares outstanding at any given time.  This plan is accounted for as a variable plan.  As a result, compensation expense will vary at each reported period based on changes in the Company’s stock price.  During 2003 the Company did not award any units and recognized compensation expense of $346,000.  In 2002 and 2001, the Company awarded 15,250 and 97,000 units, respectively, and recognized compensation expense of $1,487,000 and $1,004,000, respectively.  At December 31, 2003, 104,240 units remained outstanding and unexercised.  Accelerated vesting may occur if there is a change of control of the Company, as defined in the Cash Equity Plan.

Employee Stock Purchase Plan

On October 1, 2000, a non-compensatory Employee Stock Purchase Plan (“ESPP”) was adopted.  Under the ESPP, eligible employees may elect each year to have up to 10% of their annual qualified compensation withheld to purchase the Company’s common stock.  The purchase price of the stock is 85% of the market price of the common stock on the last day of each month.  The purchase period is one month, commencing on the effective date of the ESPP, and continues consecutively after the termination of the preceding purchase period.  There were 200,000 shares of common stock authorized for purchase under the ESPP.  As of December 31, 2003, there were 113,622 shares available for future purchase under the ESPP.

Stock and Stock Option Plans

The Company has five stock and stock option plans: the 1991 Senior Management and Field Management Plan, the 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan, the 1993 Second Amended and Restated Non-Employee Director Stock Plan and the 2000 Stock Incentive Plan (the “Stock Option Plans”).  As of December 31, 2003, there were 1,548,177 shares of common stock reserved for issuance under the plans.

The 1991 Senior Management and Field Management Plan provided for the granting of options to purchase shares of common stock at exercise prices below fair market value.  At December 31, 2003, there were no options remaining for future grants under the 1991 plan.  Options vest over four years from the date of grant and expire at the end of ten years if unexercised.

The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provided for the granting of options, at the discretion of the Board of Directors, to purchase shares of common stock.  At December 31, 2003, there were no options remaining for future grants under the 1992 and 1993 plans.  The exercise price is equal to the fair market value of common stock on the date the options were granted.  Options vest over five years from the date of grant and expire at the end of ten years if unexercised.

On February 18, 2000, the 1993 Amended and Restated Non-Employee Director Stock Option Plan was amended to the 1993 Second Amended and Restated Non-Employee Director Stock Plan.  As a result, the Company grants awards of common stock rather than stock option awards under this plan.  This plan is available only to non-employee directors, and awards vest immediately upon grant.  During 2003, 2002 and 2001, the Company granted 24,300, 19,200, and 18,200 shares, respectively, of stock under this plan and recognized compensation expense of $316,400, $288,000 and $177,400, respectively. At December 31, 2003, 23,500 shares remain in the plan for future issuance.  The options that remain outstanding from grants under the pre-amended plan are exercisable after one year following the date of grant and expire at the end of ten years if unexercised.

On February 18, 2000, the 2000 Stock Incentive Plan was adopted.  The plan provides for the granting of sales or bonuses of stock, restricted stock, stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights and dividend equivalents.  The number of shares of common stock issued and issuable pursuant to all awards granted under this plan shall not exceed 600,000, with annual increases commencing in 2001 as defined in the plan.  During 2003 there were 185,750 non-statutory options granted under the plan at a price equal to the fair market value of the Company’s common stock on the date of grant.  These grants vest at an annual rate of 25% commencing on December 31, 2003.  At December 31, 2003 there were 3,500 shares remaining in the plan for future issuance.  All options outstanding under the plan expire at the end of ten years if unexercised.

During 1997, as an additional incentive to attract a member of senior management, the Board of Directors authorized and issued an award of 50,000 options.  The exercise price was equal to the fair market value of common stock on the date the options were granted.  These options vested in February 2002 and expire 10 years from the date of grant, or 2007, and are included in the tables below.

A summary of the activity of the Stock Option Plans for the years ended December 31, 2003, 2002 and 2001 consisted of the following:

	2003		2002		2001
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price

Balance at beginning of the year	1,515,183	$11.96	1,413,868	$11.58	1,406,673	$11.73
Options granted	185,750	13.92	221,000	14.00	204,500	9.71
Options exercised	(88,547)	10.10	(97,694)	10.57	(126,477)	8.11
Options forfeited	(91,209)	13.79	(21,991)	14.59	(70,828)	15.12

Balance at end of the year	1,521,177	$12.20	1,515,183	$11.96	1,413,868	$11.58

Exercisable at end of the year	1,158,540	$12.22	1,017,683	$12.52	849,765	$12.83
Weighted average fair value of options granted at fair value	$8.87		$9.31		$6.52
Weighted average fair value of options granted below fair value	$—		$—		$—

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price

$1.21 to $6.85	73,000	6.6	$6.62	23,000	$6.12
$8.67 to $17.00	1,362,737	6.2	11.84	1,050,100	11.50
$19.50 to $29.75	85,440	1.7	22.67	85,440	22.67

$1.21 to $29.75	1,521,177	6.0	$12.20	1,158,540	$12.22

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001: risk-free interest rates of 3.9%, 5.0% and 5.1%, respectively; estimated lives of approximately 9 years for all periods presented; and expected stock price volatility of 55.0%, 55.1% and 55.0%, respectively.

The following table summarizes equity compensation plan information as of December 31, 2003:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by security holders	1,471,177	$12.19	27,000	(2)
Equity compensation plans not approved by security holders	50,000(3)	12.50	—
Total	1,521,177	$12.20	27,000

(1)          Excludes securities reflected in the second column.

(2)          Includes 23,500 from the 1993 Amended and Restated Non-Employee Director Stock Option Plan and 3,500 from the 2000 Stock Incentive Plan.  The 2000 Stock Incentive Plan allows for an increase of 100,000 shares each year not to exceed 1,100,000 for the plan.

(3)          The exercise price was equal to the fair market value of common stock on the date the options were granted.  These options vested in February 2002 and expire 10 years from the date of grant, or 2007.

14.       INCOME TAXES

The asset and liability method is used in accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for tax credits and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and their tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  A valuation allowance is recorded to reduce the carrying amounts of deferred assets unless it is more likely than not that such assets will be realized.

Income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of the following (in thousands):

	2003	2002	2001
Current income taxes
Federal	$8,258	$12,420	$9,066
State	588	1,142	910
	8,846	13,562	9,976

Deferred income taxes
Federal	2,240	(2,446)	1,107
State	316	(245)	111
	2,556	(2,691)	1,218

	$11,402	$10,871	$11,194

For the years ended December 31, 2003 and 2001, income tax expense of $918,000 and $1,855,000, respectively, associated with equity in earnings of an unconsolidated company was not included in the table above.  For the year ended December 31, 2002, a deferred tax benefit of $6,286,000 was recognized and classified in the change in accounting principle (see Note 3).

The tax benefit associated with non-statutory stock options exercised by employees under the Company’s stock plans reduced taxes payable by approximately $141,000, $187,000 and $257,000 for 2003, 2002 and 2001, respectively.  These benefits were credited to additional paid-in capital.

A reconciliation of the U.S. statutory federal income tax rate to the rate as provided in the consolidated statements of income is as follows:

	2003	2002	2001

Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.7	1.6	2.4
Non-deductible items	1.3	1.7	—
Minority interest income	(1.4)	—	—
Other	—	(1.2)	1.1
	36.6%	37.1%	38.5%

Deferred income taxes are provided using the liability method to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

The components of deferred income taxes included in the consolidated balance sheets were as follows at December 31 (in thousands):

	2003	2002
Deferred tax assets
Inventory, tax basis in excess of book basis	$3,044	$2,446
Reserves not yet deductible for tax	6,516	5,723
Intangible, tax basis in excess of book basis	2,649	5,077
Other	5,558	2,544
Total deferred tax assets	17,767	15,790

Deferred tax liabilities
Book basis in excess of tax basis of acquired assets	262	493
Tax in excess of book depreciation	12,518	8,302
Deferred costs deducted for taxes	1,712	1,164
Total deferred tax liabilities	14,492	9,959

Net deferred tax assets	$3,275	$5,831

Classified as:
Deferred income tax benefit (current assets)	$8,629	$5,302
Deferred income taxes (long-term asset (liabilities))	(5,354)	529

	$3,275	$5,831

Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized.  Management believes deferred tax assets will be realized therefore no valuation allowance was recognized in any of the periods presented.

15.       RETIREMENT PLANS

BMHC has a savings and retirement plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their earnings to a trust, i.e. a 401(k) plan.  The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees.  The Company’s contributions are charged against operations and were $2,774,000, $2,711,000, and $3,005,000 in 2003, 2002 and 2001, respectively.

BMHC has a supplemental retirement plan for selected key management employees and directors.  The contributions are based on the Company achieving certain operating earnings levels.  Pursuant to this plan, the Company charged operations for $1,685,000 in 2003, $1,510,000 in 2002 and $1,503,000 in 2001.  BMHC has purchased company-owned life insurance in order to have a funding mechanism for this plan.  Retirement payments will be paid to the participants or their beneficiaries over a 15 year period subsequent to retirement or death.

Effective with the 2002 year, directors were no longer covered by the supplemental retirement plan and their existing benefits were transferred to a deferred account with a present value of an equivalent form of cash or stock compensation.  Future compensation for directors will be limited to quarterly cash retainers and annual stock grants.

BMHC does not provide any other post-retirement benefits for its employees.

16.       FINANCIAL INSTRUMENTS

The book values compared with the fair values of financial instruments at December 31, were as follows (in thousands):

	2003		2002
	Book Value	Fair Value	Book Value	Fair Value

Long-term debt:
Variable rate debt	$185,760	$185,760	$153,500	$153,500
Fixed rate debt	3,918	3,853	3,875	3,662

	$189,678	$189,613	$157,375	$157,162

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

17.       COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases real property, vehicles and office equipment under operating leases.  Rental expense was $9,919,000 in 2003, $9,651,000 in 2002, and $8,317,000 in 2001.  Certain of the leases are non-cancelable and have minimum lease payment requirements of  $11,287,000 in 2004, $8,586,000 in 2005, $7,272,000 in 2006, $5,131,000 in 2007, $3,109,000 in 2008 and $7,403,000 thereafter.

Legal Proceedings

The Company is involved in litigation and other legal matters arising in the normal course of business.  In the opinion of management, the Company’s recovery or liability, if any, under any of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

18.       SEGMENT INFORMATION

Building Materials Holding Corporation consists of two reportable segments:  BMC West and BMC Construction.  These segments represent distinct businesses that are managed separately due to the differing products and services.  Each of these businesses requires distinct operating and marketing strategies.  Management reviews the financial performance of the Company based on these operating segments.

BMC West markets and sells building products, manufactures building components and provides construction services.  Products include structural lumber and building supplies purchased from other manufacturers and manufactured building components for construction.  Construction services principally include framing and installation of miscellaneous building materials.  Most products and construction services are sold to professional builders and contractors.

BMC Construction provides turnkey framing, shell construction and other construction services to high-volume production homebuilders.

The financial performance for these reporting segments is based on operating income before interest expense, income taxes, minority interest, equity earnings and the cumulative effect of change in accounting principle.  The segments follow the accounting principles described in the Summary of Significant Accounting Policies.  Sales between segments are recorded primarily at market and no single customer accounts for more than 10% of sales.

Sales to external customers by product and service are as follows (in thousands):

	2003	2002	2001
BMC West
Building products	$917,487	$868,446	$945,504
Construction services	89,886	73,399	46,851
	1,007,373	941,845	992,355
BMC Construction
Construction services	408,929	220,472	100,512

Corporate and other	(1,231)	(823)	—
	$1,415,071	$1,161,494	$1,092,867

Financial information by segment is as follows (in thousands):

				Income (1) (Loss) Before Taxes and Minority Interest	Equity in Net Income (Loss) of Affiliates	Depreciation and Amortization	Capital (2) Expenditures	Assets	Invest- ments In Equity Affiliates

	Sales
	Trade	Inter- Segment	Total

Year Ended December 31, 2003
BMC West	$1,007,373	$—	$1,007,373	$54,826	$—	$15,315	$12,121	$390,764	$—
BMC Construction	408,929	—	408,929	18,954	1,431	4,410	5,555	187,479	—
Corporate and Other	—	(1,231)	(1,231)	(33,351)	—	1,060	—	25,956	—
	1,416,302	(1,231)	1,415,071	40,429	1,431	20,785	17,676	604,199	—
Interest Expense	—	—	—	(9,279)	—	—	—	—	—
	$1,416,302	$(1,231)	$1,415,071	$31,150	$1,431	$20,785	$17,676	$604,199	$—

Year Ended December 31, 2002
BMC West	$941,845	$—	$941,845	$48,146	$—	$15,184	$17,898	$371,717	$—
BMC Construction	220,472	—	220,472	20,677	—	2,545	4,303	120,997	—
Corporate and Other	—	(823)	(823)	(29,702)	—	1,536	—	10,360	—
	1,162,317	(823)	1,161,494	39,121	—	19,265	22,201	503,074	—
Interest Expense	—	—	—	(9,812)	—	—	—	—	—
	$1,162,317	$(823)	$1,161,494	$29,309	$—	$19,265	$22,201	$503,074	$—

Year Ended December 31, 2001
BMC West	$992,355	$—	$992,355	$55,580	$—	$16,785	$22,965	$395,229	$—
BMC Construction	100,512	—	100,512	7,696	2,962	$1,259	7,434	82,126	—
Corporate and Other	—	—	—	(20,647)	—	1,290	—	8,387	—
	1,092,867	—	1,092,867	42,629	2,962	19,334	30,399	485,742	—
Interest Expense	—	—	—	(13,553)	—	—	—	—	—
	$1,092,867	$—	$1,092,867	$29,076	$2,962	$19,334	$30,399	$485,742	$—

(1)  See Note 4 for an explanation of asset impairments affecting our segments.

(2)  Property and equipment from acquisitions are included as capital expenditures.

19.       RESULTS OF QUARTERLY OPERATIONS (UNAUDITED)

Operating results by quarter for 2003 and 2002 were as follows (dollars in thousands, except per share data):

	First		Second	Third	Fourth
2003
Sales	$276,392		$322,266	$396,325	$420,088
Income from operations	2,171		10,319	15,554	12,385	(1)
Net income	586		5,649	7,916	5,778

Net income per diluted common share	$0.04		$0.42	$0.59	$0.43
Common stock prices:
High	$15.750		$15.350	$15.710	$15.530
Low	$12.680		$12.160	$11.750	$12.750

2002
Sales	$247,135		$300,528	$316,930	$296,901
Income from operations	3,539	(2)	14,276	18,593	2,713	(3)
Income before change in accounting principle	618		7,291	9,710	1,046
Net income (loss)	(11,032)		7,291	9,710	1,046
Income per diluted common share before change in accounting principle	$0.05		$0.55	$0.73	$0.08

Net income (loss) per diluted common share	$(0.84)		$0.55	$0.73	$0.08
Common stock prices:
High	$18.360		$17.720	$15.358	$14.600
Low	$10.850		$14.000	$10.410	$10.000

(1)          Includes $0.8 million charge for impairment of intangibles.

(2)          Includes $11.6 million charge net of tax for change in accounting principle.

(3)          Includes $6.7 million charge for impairment of goodwill.

Report of Independent Auditors

To the Board of Directors and Shareholders

Building Materials Holding Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Building Materials Holding Corporation and its subsidiaries (the “Company”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 3, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ PricewaterhouseCoopers LLP

San Francisco, California
March 12, 2004

FINANCIAL REVIEW

Building Materials Holding Corporation

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2003, 2002 and 2001 and financial condition as of December 31, 2003 and 2002.  The comparison of the 2003 results with 2002 and the comparison of the 2002 results with 2001 were affected by the acquisitions that occurred during 2003 and 2002 as discussed more fully in Note 5 to our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth, for the years ended December 31, 2003, 2002 and 2001 amounts as well as the percentage relationship to sales of certain costs, expenses and income items (amounts in millions).

	2003		2002		2001
Sales
Building products	$916.3	64.8%	$867.6	74.7%	$945.5	86.5%
Construction services	498.8	35.2	293.9	25.3	147.4	13.5
Total sales	1,415.1	100.0	1,161.5	100.0	1,092.9	100.0

Costs and operating expenses
Cost of goods sold
Building products	687.8	75.1	639.7	73.7	700.2	74.1
Construction services	437.5	87.7	243.4	82.8	120.3	81.6
Total cost of goods sold	1,125.3	79.5	883.1	76.0	820.5	75.0
Impairment of assets	0.8	0.1	6.7	0.6	1.7	0.2
Selling, general and administrative expense	250.3	17.6	233.3	20.1	230.8	21.1
Other income, net	1.7	0.1	0.7	0.1	2.7	0.2

Income from operations	40.4	2.9	39.1	3.4	42.6	3.9

Interest expense	9.3	0.7	9.8	0.8	13.6	1.2
Income taxes	11.4	0.8	10.9	1.0	11.2	1.0
Minority interest (income) loss	(1.2)	0.1	0.2	0.0	—	—
Equity earnings in an unconsolidated company, net of tax	1.4	0.1	—	—	3.0	0.2
Change in accounting principle, net of tax	—	—	(11.6)	(1.0)	—	—

Net income	$19.9	1.4	$7.0	0.6	$20.8	1.9

ACQUISITIONS

2003

In October of  2003, the Company purchased a 67.33% interest in a newly formed joint venture construction business, WBC Mid-Atlantic, LLC (“WBC Mid-Atlantic”), for approximately $5.1 million consisting of cash and 15,059 shares of common stock.  The other 32.67% interest is owned by the principals of ANM Carpentry, Inc. (“ANM”), a privately held firm based in Fredericksburg, Virginia, and is being recognized as minority interest.  The new business venture serves high-volume production homebuilders in Virginia, Maryland, the District of Columbia and Delaware.

Under the purchase agreement, BMHC will have the option to purchase the remaining 32.67% of WBC Mid-Atlantic prior to October 1, 2010 subject to certain limitations or prior to October 1, 2006 contingent on the written consent of ANM or if certain other conditions are met.  The principals of ANM have the option to require the Company to purchase the remaining 32.67% interest from October 1, 2008 through October 1, 2010.  The purchase price for the remaining interest will generally be based on a multiple of historical earnings.

In January of 2003, the Company purchased a 60% interest in a newly formed limited liability company, WBC Construction, LLC (“WBC”), for approximately $22.9 million in cash and the issuance of 70,053 shares of  common stock.  The other 40% interest is owned by Willard Brothers Construction, Inc., a privately held firm based in Sunrise, Florida.  WBC contracts with high-volume production homebuilders in Florida to construct the slab and structural shell of homes.

Under the purchase agreement, the Company has the option to purchase the remaining 40% interest in WBC from January 16, 2006 through January 16, 2009 and the principals of Willard Brothers Construction, Inc. have the option to require the Company to purchase the remaining 40% of WBC from January 16, 2007 through January 16, 2009.  The purchase price for the remaining 40% will generally be based on a multiple of historical earnings.

When purchased, the Company accounted for its investment in WBC using the equity method of accounting because the minority owners had certain approval and other rights that precluded consolidation. On August 11, 2003, WBC’s operating agreement was amended to eliminate certain approval and other rights of the minority interest shareholder.  As a result, the equity method of accounting was ceased and the results of WBC’s operations have been included in the consolidated financial statements effective August 12, 2003. The impact of the 40% ownership interest by Willard Brothers Construction, Inc., is being recognized as minority interest.  The consolidation of WBC resulted in an increase in assets of $41.2 million, an increase in liabilities of $12.7 million, an increase in minority interest of $2.3 million and a decrease in equity investments in an unconsolidated company of $26.2 million.  These amounts are considered non-cash items in the consolidated statement of cash flows.

In 2003, the Company made five other acquisitions for aggregate consideration of approximately $2.3 million.  These acquisitions did not have a material impact on sales.

2002

In July of 2002, the Company purchased a 51% interest in a newly formed partnership, KBI Norcal, for approximately $5.8 million in cash, $0.8 million of assumed debt (equipment leases and a working capital loan) and the issuance of 34,364 shares of common stock.  The other 49% interest is owned by RJ Norcal, LLC, a privately held firm based in Dixon, California.  KBI Norcal provides turnkey framing services for high-volume production homebuilders in Northern California.

Under the purchase agreement, the Company has the option to purchase the remaining 49% interest in KBI Norcal from July 1, 2004 through June 30, 2008 and the principals of RJ Norcal, LLC have the option to require the Company to purchase the remaining 49% of KBI Norcal from July 1, 2006 through June 30, 2008.  The purchase price for the remaining 49% will generally be based on the higher of either a multiple of historical earnings or the contractual minimum of $7.5 million.  On a quarterly basis, the Company evaluates the fair value of the net assets to be acquired and if less than the amount payable under the required purchase option, an impairment loss will be recognized.  As of December 31, 2003, the purchase price would be approximately $7.5 million and no loss was required to be recognized.  After the KBI Norcal transaction, BMC Construction revised its acquisition guidelines and has not structured a minimum option price in any of its subsequent buyout agreements, nor does it intend to do so in future acquisition transactions.

KBI Norcal’s operating results have been consolidated in our financial statements since July 1, 2002.  The impact of the 49% ownership interest of RJ Norcal, LLC is being recognized as minority interest.

In 2002, the Company made four other acquisitions for aggregate consideration of approximately $2.3 million.  These acquisitions did not have a material impact on sales.

2001

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

Prior to July 3, 2001, the Company accounted for its 49% ownership in KBI using the equity method.  KBI operating results are included in the consolidated statements of income beginning July 3, 2001.  Pro forma information which assumes that the acquisition occurred at the beginning of 2001 is presented in Note 5 to the consolidated financial statements.  The pro forma information includes only the effect of the KBI Acquisition because the effect of other acquisitions are not significant.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of sales, expenses, assets and liabilities during the periods reported.  Estimates are used when accounting for certain items such as sales, allowance for returns, discounts and doubtful accounts, employee compensation programs, depreciation and amortization periods, taxes, inventory values, insurance programs, and valuations of investments, goodwill, other intangible assets and long-lived assets.  We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances.  Actual results may differ from our estimates under different assumptions or conditions.

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

The table below presents information about the nature and rationale of our critical accounting estimates:

Accounting Area	Explanation of Estimate	Accounting Policy/Assumptions	Financial Statement Impact
Sales	We use the percentage-of-completion method to recognize revenue for certain construction and installation contracts.

We estimate revenue and related gross margin on construction and installation contracts on a percentage-of-completion method, utilizing labor dollars incurred to total forecasted labor dollars to measure progress toward completion.  For contracts based on a sequential production process where an entity produces units of a basic product, we measure progress toward completion of a contract based on the units of delivery method.

Sales could increase or decrease with a corresponding increase or decrease in gross margin if actual costs to complete contracts differ from estimated costs.

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
Property and equipment, net Finite-lived intangible assets, net

We review our property. equipment and finite-lived intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.  Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying amount of the asset.  If the total of the undiscounted cash flows is less than the carrying amount, an impairment charge is recorded for the difference between the estimated fair value and the carrying amount of the asset.

Significant assumptions required in determining the undiscounted cash flows of our property, equipment and finite-lived intangible assets include (i) growth rates to apply to expected future cash flows, (ii) working capital requirements as a percent of sales and (iii) capital expenditures as a percent of sales.

The use of different estimates within the undiscounted cash flow model could result in under- or over-valuing property, equipment, and finite-lived intangible assets as well as any related impairment charge.

Goodwill and other indefinite- lived intangibles, net

We complete an impairment test of goodwill and other intangible assets at least annually.  The impairment test for goodwill requires us to estimate the fair value of our individual reporting units, which is done using a discounted cash flow model.

The impairment test for indefinite-lived intangibles consists of a comparison of the fair value of an intangible asset with its carrying amount.

Significant estimates required in our discounted cash flow model include (i) expected future cash flows for individual reporting units, (ii) our weighted average cost of capital, (iii) growth rates to apply to expected future cash flows, (iv) working capital requirements as a percent of sales and (v) capital expenditures as a percent of sales.

The fair values of indefinite-lived intangible assets are determined using the Income Approach which employs a discounted cash flow method.

The use of different estimates within the discounted cash flow model could result in under- or over-valuing goodwill and other indefinite-lived intangible assets, and any related impairment charge.

Accounting Area	Explanation of Estimate	Accounting Policy/Assumptions	Financial Statement Impact
Inventory	We review our inventory for obsolescence and marketability.

We write down inventory balances for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions.

If actual market conditions are different than those projected by management, inventory may be over or under valued.
Insurance deductible reserve

We have large deductibles for general liability, auto liability and workers’ compensation insurance.  The deductible portion of the liability for unpaid claims, including incurred but not reported losses, is determined by a third-party actuary.  The deductible is reflected on our balance sheet as an accrued liability.

Our accounting policy requires an internal evaluation and adjustment of our reserve for all insurance-related liabilities on a quarterly basis.  At least on an annual basis, we require an external actuarial professional (Mercer Oliver Wyman) to independently assess and estimate the total liability outstanding, which is compared to the actual reserve balance at that time and adjusted accordingly.

Changes in the key assumptions, or actual loss experience that is substantially different from actuarial valuations, may occur in the future, which would result in changes to related insurance cost estimates.

Management’s Discussion and Analysis

OVERVIEW

Building Materials Holding Corporation’s consolidated financial statements include operations from two business segments: BMC West and BMC Construction.  Sales and income are derived from providing building products and construction services to homebuilders and contractors at the local and regional level.  BMC West markets building products and construction services primarily to custom and low-volume production homebuilders, while BMC Construction provides construction services to high-volume production homebuilders.

Financial condition and operating performance are measured by several factors considered key to the growth and success of the business.  Sales growth by acquisitions and expansion of existing operations, income from operations, and effective management of working capital and assets are the primary measures used to review financial results.

In the context of a stable economy with historically low mortgage interest rates, new home construction has benefited.  The Company has sought to take advantage of this opportunity by growing construction services which provides both building materials and construction service capabilities.

Trends in the Homebuilding Industry

New residential construction of entry level homes and first time move-up homes has benefited from low mortgage interest rates.  Many people who, based on income, would be renters are able to buy houses as a result of low mortgage interest rates.  However, the slow-moving economy has negatively impacted the construction of custom and higher cost homes.

In the smaller markets served by the Company, BMC West has been successful in supplying building materials to custom and low-volume homebuilders.  In these markets, homebuilders rely on the expertise and on-time delivery service of BMC West.

In the larger metropolitan markets, the high-volume production homebuilders have gained market share because they are focused on construction of entry level and first time move-up homes.  The high-volume production homebuilders’ capital resources have permitted them in these markets to endure lengthy entitlement timelines and develop land for large projects.  The custom and low-volume homebuilder in these metropolitan markets has been adversely impacted by limited demand for custom homes and scarcity of lots for the entry level and first time move-up homes.

In general, high-volume production homebuilders also have different service needs than those of custom and low-volume homebuilders.  High-volume production homebuilders are more price sensitive than low-volume homebuilders because of their purchasing scale and place relatively more importance on services that will decrease their production cycle time, mitigate their risk of labor related and construction defect liabilities and ensure a steady source of trained, skilled and well-managed laborers.  They place less reliance on the product expertise and short term responsiveness offered by most building materials suppliers.  To meet the needs of this growing segment of the homebuilding market, BMC West began offering construction services in the metropolitan markets it serves and BMHC formed a subsidiary company, BMC Construction, to sharply focus on serving the unique needs of high-volume production homebuilders.

BMC Construction’s growth strategy focuses on new market penetration, supply chain integration and construction service expansion.  We believe that high-volume production homebuilders are increasingly attracted to outsourcing of construction services for the value that it brings in labor and materials management efficiencies and risk mitigation.

Throughout the following discussion, the Company has used financial measures which are not in accordance with generally accepted accounting principles in the United States (“GAAP”).  These measures exclude charges for impairment of goodwill and intangible assets in both years as well as the exclusion of acquisitions in certain financial comparisons.  We believe these measures provide meaningful information regarding the Company’s operational performance and facilitate management’s internal comparisons to the Company’s historical operating results.  The Company believes that these non-GAAP financial measures are useful to investors because they allow for greater transparency.  Wherever non-GAAP financial measures have been used, the Company has reconciled them in the tables below to their GAAP counterparts. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The below tables reconciles the non-GAAP financial measures used with GAAP.

2003 COMPARED WITH 2002

Consolidated Sales

The following table shows consolidated and business segment sales adjusted for the impact of significant acquisitions for the periods ending December 31, 2003 and 2002 (amounts in millions):

	BMC West		BMC Construction		Intersegment Eliminations		BMHC
	2003	2002	2003	2002	2003	2002	2003	2002
Sales	$1,007.4	$941.8	$408.9	$220.5	$(1.2)	$(0.8)	$1,415.1	$1,161.5
Less acquisitions	(11.0)	(2.7)	(197.2)	(28.6)	—	—	(208.2)	(31.3)

Adjusted sales	$996.4	$939.1	$211.7	$191.9	$(1.2)	$(0.8)	$1,206.9	$1,130.2

Consolidated sales for 2003 were $1,415.1 million, a 21.8% increase over sales of $1,161.5 million in 2002.  The impact of the rise in commodity wood prices and acquisitions affect comparisons. At the BMC West business segment, the rise in commodity wood prices accounted for the increase in sales.  At the BMC Construction business segment the acquisitions of  KBI Norcal in July of 2002 and WBC in the first quarter of 2003 (consolidated in August of 2003) were primarily responsible for the increase in sales.

BMC West

Sales at BMC West were $1,007.4 million, an increase of 7.0% compared to $941.8 million in 2002. Based on a year over year rise in commodity wood prices as measured by a lumber composite price index compiled from “Random Lengths Publications” and applied to the inventory mix at BMC West’s building materials facilities, the Company attributes the growth in 2003 sales compared to prior year to be mainly due to inflation.  To enhance sales growth, the Company is pursuing opportunities at its existing facilities to complement the sale of lumber and building products with millwork operations, truss manufacturing and installation services.  Construction services currently represent 8.9% of total BMC West sales.

BMC Construction

Sales at BMC Construction were $408.9 million in 2003, compared to $220.5 million in 2002.  Unit volume, including WBC during the period it was accounted for under the equity method, as measured by the number of housing units started, was up 85.8% to 18,276 starts compared to 9,834 starts in 2002 due mainly to acquisition growth.  Sales per start, including WBC during the period it was accounted for under the equity method, were $27,640, up 24.0% compared to $22,284 per start in 2002.  The increase in sales per start was due to a higher mix of starts in market areas with generally larger houses and higher costs of labor and material.

Excluding the impact of acquisitions in both years, sales were $211.7 million in 2003, up 10.3% compared to $191.9 million in 2002.  Excluding the impact of acquisitions in both years, unit volume was up 10.4% to 9,896 starts from 8,962 starts in 2002 and sales per start were up 4.2% to $22,223 from $21,330 in 2002.

Income from Operations

The following table provides operating income by business segment adjusted for the impact of goodwill and intangible asset impairments for the periods ended December 31, 2003 and 2002 (amounts in millions):

	BMC West		BMC Construction		Corporate and Other		BMHC
	2003	2002	2003	2002	2003	2002	2003	2002
Operating income	$54.8	$48.1	$19.0	$20.7	$(33.4)	$(29.7)	$40.4	$39.1
Goodwill and intangible asset addback	—	6.7	0.8	—	—	—	0.8	6.7

Adjusted operating income	$54.8	$54.8	$19.8	$20.7	$(33.4)	$(29.7)	$41.2	$45.8

Consolidated operating income for 2003 was $40.4 million compared to $39.1 million in the prior year.  Both years include impairment charges in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”).  The current year charge of $0.8 million relates to the impairment of intangible assets associated with customer relationships at the BMC Construction business segment, while the 2002 charge of $6.7 million relates to goodwill at the BMC West Dallas/Fort Worth and Marvin Windows operations.  Excluding impairment charges in both years, operating income of $41.2 million in 2003 compares to $45.8 million in 2002, a 10.0% decrease.  Corporate and other costs were higher year over year due mainly to increases in workers’ compensation expense and a loss on extinguishment of debt.  The following analysis of income from operations at the business segment level provides further explanation for the year over year comparisons.

BMC West

Income from operations at BMC West in 2003 was $54.8 million, a 13.9% increase compared to $48.1 million  in the prior year.  Excluding the 2002 fourth quarter charge for impairment of goodwill of $6.7 million, 2003 operating income of $54.8 million matched the prior year.  However, gross profit margins as a percentage of sales decreased to 24.2% in 2003 from 25.8% in 2002.  The decrease is primarily due to the rapid rise in commodity wood prices in 2003.  The Company’s ability to pass along increased prices was limited due to existing customer sales commitments and the competitive environment.  The Company cannot control the volatility of commodity wood prices, but does attempt to control the timing of inventory purchases so as to minimize the impact of rapid upward movement in prices which characterized the latter half of 2003.  Reduced selling, general and administrative ("SG&A") expense as a percentage of sales partially offset the decline in margins.  In addition, BMC West experienced an operating loss at a new construction services acquisition in the latter half of 2003.

BMC Construction

Income from operations at BMC Construction declined 8.2% to $19.0 million in 2003 from $20.7 million in 2002.  BMC Construction experienced lower gross margins as a percentage of sales in 2003 compared to prior year largely due to competitive pressures, rapid growth of sales and the impact of rising commodity wood costs. The amortization and write-off of intangible assets related to customer relationships also had an adverse impact of $2.4 million on operating results in 2003 compared to $0.3 million in 2002.  Additionally, improvements in operating income at KBI Norcal in 2003 compared to six months of activity in 2002, were offset by an operating loss due to rapid growth of new construction projects at lower operating margins at WBC Construction (acquired in January of 2003 and consolidated in August of 2003).  BMC Construction has been working on slowing the revenue growth and balancing the impact of changes in commodity wood prices in order to increase earnings.

2002 COMPARED WITH 2001

Consolidated Sales

Consolidated sales for 2002 were $1,161.5 million, a 6.3% increase over sales of $1,092.9 million in 2001.  Affecting year over year comparisons was the impact of consolidating KBI as a result of purchasing the remaining 51% interest on July 3, 2001.  KBI was accounted for under the equity method of accounting prior to the buyout.  Excluding sales from KBI in both years, sales for 2002 were $969.6 million, a 2.3% decline from 2001 sales of $992.4 million.

BMC West

Sales at BMC West were $941.8 million in 2002, a 5.1% decline compared to $992.4 million in prior year.  The decrease in 2002 sales was primarily attributable to deflation of commodity wood prices as well as construction of lower value houses which typically do not provide expanded sales opportunities due to the reduced cost of materials.  Additionally, the relatively flat sales year over year are indicative of a mature market of competitors within the geographic areas served by BMC West.

BMC Construction

Sales were $220.5 million in 2002 compared to $100.5 million in 2001.  The year over year increase is due to a full twelve months of consolidation from KBI in 2002 as opposed to only six months in 2001.

Income from Operations

The following table provides operating income by business segment, adjusted for the impact of goodwill and intangible asset impairments, for the periods ended December 31, 2002 and 2001 (amounts in millions):

	BMC West		BMC Construction		Corporate and Other			BMHC
	2002	2001	2002	2001	2002	2001		2002	2001
Operating income	$48.1	$55.5	$20.7	$7.7	$(29.7)	$(20.6)		$39.1	$42.6
Asset impairment addback	6.7	0.7	—	—	—	1.0		6.7	1.7

Adjusted operating income	$54.8	$56.2	$20.7	$7.7	$(29.7)	$(19.6	)(1)	$45.8	$44.3

(1) “Corporate and Other” includes the benefit of a $3.6 million management fee allocated to KBI for services prior to the July 3, 2001 buyout (see Note 5).

Consolidated operating income for 2002 was $39.1 million, an 8.2% decrease compared to $42.6 million in prior year.  Excluding the 2002 impairment of goodwill charge of $6.7 million at the BMC West Dallas/Fort Worth and Marvin Windows operations and the $1.7 million asset impairment charge in 2001 ($1.0 million write-off of an investment in BuildNet Inc., and a loss of $0.7 million resulting from the anticipated sale of real estate in Salem, Oregon (see Note 4), operating income of $45.8 million compares to $44.3 million, an 3.4% increase.  This increase is due to the consolidation of KBI for a full year in 2002 compared to six months in 2001.  Gross profit margins relative to sales declined to 24.0% in 2002 from 25.0% in 2001, offset by improvements in SG&A expense of 20.1% in 2002 compared to 21.1% in 2001.  SG&A expenses were higher due to the consolidation of KBI, the KBI Norcal investment and general insurance expense.  These costs were partially offset by savings in amortization resulting from the elimination of goodwill amortization in accordance with the adoption of FAS 142.  The implementation and rollout of improved information systems at our BMC West facilities contributed to a rise in corporate and other expenses relative to prior year.

BMC West

Income from operations at BMC West was $48.1 million, a 13.3% decrease compared to $55.5 million in prior year.  Excluding impairment of asset charges in both years of $6.7 million and $0.7 million respectively, 2002 operating income decreased 2.5% to $54.8 million from $56.2 million in 2001.  Gross profit margins as a percentage of sales increased to 26.3% in 2002 from 25.9% in 2001.  However, this was offset by higher selling, general and administrative expenses.  The improvement in gross margins was due to the increased mix of higher margin manufactured building components such as framing, pre-hung doors, millwork, roof and floor trusses and pre-assembled windows.

BMC Construction

Income from operations at BMC Construction increased 168.8% to $20.7 million in 2002 from $7.7 million in 2001.  The consolidation of KBI in July of 2001 and therefore reporting only six months of operating income compared to a full year in 2002 accounts for the significant increase.  KBI equity earnings for the first half of 2001 were $4.8 million, or $3.0 million net of tax, as reported in the consolidated statements of income.  Full year consolidated KBI results in 2002 and the July 1, 2002 acquisition of KBI Norcal, led to higher SG&A expenses compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary need for capital resources is to fund capital expenditures and acquisitions, as well as to finance its working capital needs which have been increasing as the Company has grown in recent years.  Capital resources have primarily consisted of cash flows from operations and incurrence of debt.

Operations

Net cash provided from operating activities was $12.5 million, compared to $35.7 million generated in 2002, a decrease of $23.2 million. Cash flow from operations was impacted primarily by an increase in working capital requirements.

Uses of cash in operating activities were driven by increases of $35.1 million in accounts receivable and $25.9 million in inventory, offset by a $21.1 million increase in accounts payable.  The cash outflow is due to a higher working capital investment required by our new acquisitions and a strong sales performance in December of 2003.  In addition, the Company increased inventories to take advantage of falling commodity wood prices near the end of the year.

In 2002, operations provided $35.7 million in cash, compared with $63.7 million in 2001, a decrease of $28.0 million primarily due to increases in accounts receivable and inventory net of payables, partially offset by decreases in prepaid expenses.  The increases in accounts receivable, inventory, accounts payable and accrued expense were primarily attributable to the operations of KBI Norcal.

Capital Investment and Acquisitions

Net cash used in investing activities in 2003 was $30.5 million, which is $5.4 million higher than the $25.1 million used in 2002.  Outlays for business acquisitions and investments in businesses in 2003 were $30.3 million, largely used to acquire WBC and WBC Mid-Atlantic, partially offset by $6.6 million received in cash for the sale of the facility in Great Falls, Montana.  Purchases of property and equipment were $15.9 million in 2003, offset by proceeds from dispositions of $10.1 million.  The net usage of $5.8 million for property and equipment was $13.1 million lower than the $18.9 million net usage in 2002.  This was a result of a company-wide effort to manage capital expenditures in 2003.

Net cash used in investing activities was $25.1 million and $51.9 million for the years ended December 31, 2002 and 2001, respectively.  During 2002, cash flows used in investing activities included $20.1 million to acquire additional property and to expand and remodel existing facilities.  Cash flows used to purchase acquisitions and investments in businesses was $8.1 million, which included the investment in KBI Norcal of $5.8 million and $2.3 million related to other acquisitions.

Financing

Net cash provided by financing activities was $28.3 million in 2003, compared to $6.6 million used in 2002.  The primary sources of cash from financing activities during the year ended December 31, 2003 were $22.1 million in net borrowings from the term note and $9.2 million in borrowings from the revolving credit facility.  These sources were partially offset by $2.6 million in dividend payments to shareholders and $1.4 million in deferred financing costs.

Net cash used in financing activities was $6.6 million in 2002, compared to $11.2 million in 2001. The primary use of cash for financing activities during the year ended December 31, 2002 was $9.6 million of payments on the term note and revolving credit facility.  This use was partially offset by a $2.0 million increase in book overdrafts and $1.0 million of proceeds from stock options exercised.

During the third quarter of 2003, the Company entered into a new senior secured credit facility. The new credit facility replaces the old credit facility, which was scheduled to mature in 2004. It includes a term loan of $125 million maturing in seven years, and a revolving line of credit of $175 million maturing in five years. In connection with the new senior secured credit facility, certain previously deferred financing costs of $0.7 million associated with the former credit facility were expensed along with new costs of $0.3 million incurred to obtain the current credit facility and both are included in “Other Income , Net”.  All other remaining costs associated with the former and current credit facility are being amortized over the life of the new loans.

At December 31, 2003, the Company’s senior secured credit facility provided for borrowings of up to $299.4 million, including $124.4 million outstanding under the term loan and $175.0 million under the revolving credit facility, $60.4 million of which was outstanding. Revolver borrowings can be limited by a borrowing base equal to 60% of inventory plus 80% of trade accounts receivable. The borrowing base is calculated monthly and was $179.5 million at December 31, 2003, but was limited to the maximum of $175.0 million. Revolver availability was $88.1 million, net of $26.5 million in outstanding letters of credit. Borrowings under the facility bear interest at a rate based on either Prime or LIBOR plus an additional spread based on performance. Currently, the revolver rates are Prime plus 1.25% and LIBOR plus 2.50%.  The interest rate on the term loan is based on either Prime or LIBOR plus 3.25%.

The terms of the credit facility permit an increase in the borrowings of up to $50 million, subject to certain conditions. The term loan matures in 2010 and the revolving loan matures in 2008. The term loan is payable in quarterly installments over the initial six years in amounts equal to 1% of the initial principal amount per year and equal quarterly installments of the remaining principal balance during year seven.

The term loan and revolving credit facility are both collateralized by all tangible and intangible property and interest in property and proceeds thereof now owned or hereafter acquired by the Company and any wholly-owned subsidiary, except BMC Insurance Inc.

The agreements related to the above borrowings contain covenants providing for the maintenance of certain financial ratios and conditions including:  consolidated net worth; a coverage ratio that includes earnings before interest, taxes and amortization; a ratio of total funded debt to earnings before interest, taxes, depreciation and amortization; and limitations on capital expenditures, among certain other restrictions. At December 31, 2003, the Company was in compliance with these covenants and conditions.

The scheduled principal payments of debt are $2.9 million in 2004, $2.0 million in 2005, $3.7 million in 2006, $1.3 million in 2007, $61.7 million in 2008 and $118.1 million thereafter.  Principal payments of $2.9 million due within the next twelve months are expected to be refinanced through the unused portion of the revolving credit facility.  As a result, this amount has been classified as long-term.

As of December 31, 2003, the Company had $26.5 million in letters of credit outstanding to guarantee performance or payments to third parties. These letters of credit reduce borrowing availability under the revolving credit facility.

Based on the Company’s ability to generate cash flows from operations, its borrowing capacity under the revolver and its access to equity markets, the Company believes it will have sufficient capital to meet its anticipated short-term and long-term needs.

DISCLOSURES OF CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarizes the contractual obligations of the Company as of December 31, 2003 (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	4 Years	5 Years	After 5 Years
Long-Term Debt	$189,209	$2,512	$5,672	$1,250	$61,650	$118,125
Capital Lease Obligations	469	393	76	—	—	—
Operating Leases	42,788	11,287	15,858	5,131	3,109	7,403
Unconditional Purchase Obligations	—	—	—	—	—	—
Other Long-Term Commitments	—	—	—	—	—	—
Total Contractual Cash Obligations	$232,466	$14,192	$21,606	$6,381	$64,759	$125,528

See Note 5 to the consolidated financial statements for a discussion of potential put obligations associated with recent acquisitions.

DISCLOSURES OF CERTAIN MARKET RISKS

The Company experiences changes in interest expense when market interest rates change. Changes in the Company’s debt could also increase these risks.  The Company has managed its exposure to market interest rate changes through periodic refinancing of its variable rate debt with fixed rate term debt obligations.  Based on debt outstanding at December 31, 2003, a 25 basis point increase in interest rates would result in approximately $462,000 of additional interest costs annually.

The Company does not utilize any derivative financial instruments to hedge commodity price movements.  However, it does intend to begin using interest rate swap contracts to fix long-term interest rates on up to $100 million of its floating rate debt.

Prices of commodity wood products, which are subject to significant volatility, adversely impact operating income when prices rapidly rise or fall within a relatively short period of time.

BMC Construction purchases certain commodity materials, including wood, steel and concrete, which are used as direct production inputs for construction of the completed house shell which it delivers.  Short term changes in the cost of these raw materials, some of which are subject to significant volatility, are sometimes, but not always, passed on to BMC Construction’s homebuilder customers.  BMC Construction’s inability to pass on raw material price increases to its customers can adversely impact operating income.

QUARTERLY RESULTS AND SEASONALITY

The Company’s first and fourth quarters historically have been, and are expected to continue to be, adversely affected by weather patterns in some of the Company’s markets, causing decreases in levels of residential construction activity.  In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period from various other factors, including general economic conditions, commodity wood prices, interest rates, building permit activity, single-family housing starts, employment levels, consumer confidence and the availability of credit to professional homebuilders and contractors.

The composition and level of working capital typically changes during periods of increasing sales as the Company carries more inventory and receivables.  Working capital levels typically increase in the second and third quarters of the year due to higher sales during the peak residential construction season.  These increases historically have resulted in negative operating cash flows during this peak season, which generally have been financed through the revolving credit facility.  Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years.  The Company believes it will continue to generate positive annual cash flows from operating activities.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.”  SFAS 143 established financial accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  This statement was effective for financial statements issued for fiscal years beginning after June 15, 2002.  The adoption of SFAS 143 in the first quarter of 2003 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that guarantors recognize, at the inception of the guarantee, a liability for the fair value of the guarantee.  In addition, FIN 45 clarifies the disclosures required of guarantors for certain guarantees that it has issued.  The recognition and measurement criteria of this interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002.  The adoption of FIN 45 had no impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51, which was further revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interests in variable interest entities for which a company is not the primary beneficiary. We are required to apply the revised provisions of FIN 46 in the first quarter of 2004. The application of the revised Interpretation is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In March 2003, the consensus of Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor,” was published.  EITF Issue No. 02-16 addresses how a reseller of a vendor’s products should account for cash consideration received from a vendor.  The provisions of EITF Issue No. 02-16 were effective for new arrangements transacted after December 31, 2002.  The Company’s adoption of EITF 02-16 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In March 2003, the consensus of EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” was published.  EITF Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF Issue No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.  The provisions of EITF Issue No. 00-21 were effective in fiscal periods beginning after June 15, 2003.  The Company’s adoption of EITF 00-21 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”  This statement establishes standards for how an issuer classifies and measures certain financial arrangements with characteristics of both liabilities and equity.  It requires that an issuer classify a financial arrangement that is within its scope as a liability (or an asset in some circumstances).  The provisions of this statement were effective for financial arrangements entered into or modified after May 31, 2003, and otherwise were effective at the beginning of the first interim period beginning after June 15, 2003.  Certain provisions of this statement have been deferred for an indefinite period.  The Company continues to monitor FASB deliberations on SFAS No. 150 to determine the ultimate impact on the Company’s financial position, results of operations or cash flows.

OUTLOOK

The Company’s financial performance will be impacted by economic changes nationally and locally in the markets it serves.  The residential construction services and building materials industry has experienced cyclicality in the past.  The Company’s operations are subject to fluctuations from period to period as a reflection of changes in general economic conditions and changes in local market conditions, commodity wood prices, building permit activity, interest rates, single-family housing starts, employment levels, availability and cost of labor, consumer confidence, the impact on the economy of geopolitical events and the availability of credit to professional homebuilders, contractors and homeowners.  These factors may have a more significant impact on the Company, which derives a significant percentage of its sales from professional homebuilders and contractors engaged in new residential construction, than on those building supply companies that target a broad range of retail customers whose activities are generally more related to home repair and remodeling.  The Company expects that fluctuations from period to period will continue in the future.

During 2003 and 2002 the Company experienced softening demand from our low-volume and custom homebuilder customers and a tightening of margins in some of the markets we serve in our building materials distribution business.  If these trends continue into 2004 and future years, our operating income will be adversely affected.

The Company has a cash equity incentive plan that is accounted for as a variable rate plan.  As a result, compensation expense will vary at each reported period based on changes in the Company’s stock price.  An increase in the Company’s stock price will cause the Company to report additional compensation expense under the plan.

Additionally, the Company’s financial performance could be negatively impacted by inclement weather, which historically has affected residential construction activity levels in the Company’s market areas in the first and fourth quarters.  Prices of commodity wood products, which are subject to significant volatility, adversely impact operating income when prices rapidly rise or fall within a relatively short period of time.  BMC Construction purchases certain commodity materials, including wood, steel and concrete, which are used as direct production inputs for construction of the completed house shell which it delivers.  Short term changes in the cost of these raw materials, some of which are subject to significant volatility, are sometimes, but not always, passed onto BMC Construction’s homebuilder customers.  BMC Construction’s inability to pass on raw material price increases to its customers can adversely impact operating income.

Certain statements in the Financial Review and elsewhere in the Annual Report to Shareholders may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors are discussed in detail above and in the Company’s Form 10-K for the fiscal year ended December 31, 2003.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained in the Annual Report on Form 10-K except as required by law.